Form 10-K, Exhibit 13
period 1995-12-31
MATEWAN BANCSHARES INC
filed 1996-03-28
CIK 742246

                                                                    EXHIBIT 13.1



                                                              1995 ANNUAL REPORT

                                             [LOGO OF MATEWAN BANCHSHARES, INC.]

                                                             [PHOTO OF GOLD EGG]

                                                                     IF YOU KNOW

                                                                  WHERE TO LOOK,

                                                                          GOLDEN

                                                           OPPORTUNITIES ABOUND.

                                                         AT MATEWAN BANCHSHARES,

                                                               WE'RE POSITIONING

                                                                   OURSELVES FOR

                                                                         GROWTH,

                                                                   PROFITABILITY

                                                                  AND INVESMENT.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

Message From The President
--------------------------------------------------------------------------------

                      To Our Shareholders:

                      I am pleased to submit this annual report which highlights the successful results of our operation for 1995 as well as other developments which will be significant to the future growth of our company.

                      Matewan BancShares enjoyed a very successful year in 1995 in both growth and earnings. The Company ended the year with total assets of $401,034,000. This is an increase of $29,624,000 or nearly 8% over the total of $371,410,000 reported at the end of 1994. The growth occurred throughout our market and in every area of our core business.

                      Total deposits increased nearly 8% during 1995, which follows a 7% increase in 1994. The total of net loans grew 6-1/2% during 1995 compared to a growth rate of nearly 10% in 1994. The flatter growth in 1995 can be partly attributed to restructuring the loan portfolio and the Company's desire to develop a slightly different mix in both the commercial and consumer portfolios. The loan-to-deposit ratio for 1995 ended at 69% compared to 70% for 1994.

                      Net earnings for 1995 totalled $5,220,000 after paying income taxes of $2,983,000. This compares to $5,005,000 and $2,876,000 respectively for 1994. Earnings per share of common stock was $1.42 for 1995 compared to $1.36 for 1994.

                      The ratio which measures the return on average assets is an indication of how effectively the assets of the Company are employed. The ratio for 1995 was 1.38% and mirrors the average ratio of 1.42% that the Company has reported for the five year period since 1991.

                      The ratio measuring the return on equity indicates how effectively management has leveraged the equity of the Company. The ratio for 1995 was 12.09% and compares to a five year average of 13.52%. The current return on equity is less than the target of 15.0% that management has established, but the lagging ratio is more an indication of an over-capitalized company than of weak earnings. The average of shareholders' equity to average assets increased to 11.40% for 1995 from 11.27% in 1994. The ratio for 1995 is up over 21% from the five year low of 9.39% in 1991.

                      I expect that the financial performance of the Company for 1995 will be viewed as positive. However, I believe that it is even more meaningful when a few specific issues are considered. First, management has successfully maintained the net interest margin at a very healthy level. The ratio of 5.78% for 1995 is ahead of our five year average of 5.63% which has consistently ranked above our peers. Secondly, non-interest income as a percentage of average assets has increased each year from a low of .64% in 1991 to a high of .87% in 1995.

                      A third ratio which needs to be discussed is non-interest expenses as a percentage of average assets. This ratio is 3.43% for 1995 and is an increase over the previous four year average of 3.11%. The increase last year can be attributed to non-recurring expenses that were related to start-up costs for three new offices as well as data processing costs associated with our conversion to Electronic Data Services.

                      Additionally, the 1995 earnings total includes an increase in the provision for loan losses which resulted from the Company's aggressive liquidation of problem credits in both the commercial and consumer loan portfolio. The loan loss provision for 1995 was $1,908,000 compared to $1,643,000 for 1994. The allowance for loan losses was $2,973,000 at the end of 1995 compared to $2,932,000 at year end 1994. The adequacy of the allowance is assessed by senior management on a regular basis and maintained at a level to provide for potential credit losses. Management considers economic factors as well as other relative issues including delinquency rates, non-performing loans and specific credit relationships in setting the allowance for loan losses.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

                         During 1995, the board of directors increased the
                         dividend payout to its highest level ever. The
                         dividend was increased to $.10 per share of common
                         stock for the last two quarters, which made a total
                         dividend of $.38 for 1995. This compares to a total
                         of $.31 for 1994 and an average of $.30 for the
                         previous four years. The dividend payout for 1995
"The events of 1995...   was 27% of net income and was a 17% increase over the
                         1994 payout.
place Matewan
                         1995 was the first full year for Matewan BancShares
as the leading           common stock to be listed on the NASDAQ National
                         Market (NASDAQ). The stock is traded under the symbol
provider of financial    "MATE" and traded in a range from $15.23 in the first
                         quarter to $21.38 in the last quarter of the year.
services in its market." The performance of Matewan stock as well as the current dividend stream should serve to foster continued interest in the Company's stock by the investment community.

                         Over a decade ago, when the Company was very small, its management staff agreed that its mission was to become the leading financial services company in our market. To memorialize its goal, management officially adopted the following statement which was agreed to by the board of directors and communicated to the employees and shareholders:

                         The mission of Matewan BancShares will be to become the leading provider of financial services in southern West Virginia and eastern Kentucky.

                         By being very focused over this period of time, the Company has managed to annually increase its share of the market while maintaining acceptable levels of profitability.

                         How did we succeed? Simply - we worked very diligently to understand the financial needs of the marketplace and, more specifically, our customers. We set a goal of meeting these needs and of surpassing the customers' expectations where possible.

                         We have become a student of change in our industry, and our strategic planning has centered around developing strategies for anticipating the changes and developing systems that allow us to deliver "state of the art" products and services.

                         We have developed a competitive edge by using technology to develop delivery systems that differentiate us in our market. Our goal has been to use technology for more efficient delivery of our services and to allow for profitable growth.

                         We know that traditional methods of delivery are rapidly becoming the "hype" of the past. We see increased use of our services daily through telephone, personal computers, and other automated methods. However, we continue to service many customers who want to do banking in a traditional manner, and part of our strategy has been to use technology in such a way that the evolution from the past to the future will be a pleasant experience.

                         As we look at the past performance of our Company, it is evident that we have successfully increased our share of the market. Several happenings in 1995 will move us into a position to gain market share at an even greater rate.

                         First, our new Paintsville office that opened near the end of 1994 had a very successful first full year. Second, we opened two full-service offices in Food City stores at Goody and Pikeville, Kentucky. Third, the biggest event of the year occurred when we entered into a stock purchase agreement with Banc One Corporation to purchase 100% of the outstanding capital stock of Bank One, Pikeville, N.A.

                         The purchase will include the entire Pikeville, Kentucky, operation which includes all of the branch offices of Bank One, Pikeville, N.A. A pro forma statement of Pikeville and Matewan prepared on a consolidated basis shows total assets of over $615,000,000. The acquisition, which will be final in March, 1996, will increase Matewan's market share of deposits from fourth to second in Pike County and from third to first in the overall market area, which includes the counties of Boone, Logan and Mingo in West Virginia and Pike, Floyd, Johnson and Martin in Kentucky.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

------------------------------------------------------------------------------

                      The acquisition is important for Matewan because of the attractiveness of the Pikeville market. Pike County is one of the highest populated counties and is in one of the largest financial markets in Kentucky.

                      The acquisition will allow Matewan to create operating efficiencies by consolidating several "back room" functions and by consolidating some of the existing Matewan and Pikeville branch offices. The purchase will allow Matewan to leverage its management talent, its technological capabilities and will result in improved utilization of its capital base. Additionally, Matewan will take to Pikeville its philosophy on customer service that includes extended banking hours and modern customer delivery systems.

                      The events of 1995, coupled with the diligence and visionary planning of the past, inarguably place Matewan as the leading provider of financial services in its market.

                      Management is planning for a busy year in 1996. Our biggest challenge is to finalize the Pikeville acquisition and to blend it into the existing Matewan structure. Several operation enhancements are planned during the year including automation of the consumer loan collection department. The upgrade will allow for more effective collection results as well as to support future growth in the consumer loan portfolio.

                      As we move forward into 1996 and to the end of the decade, we see many challenges on the horizon. The paradigms reflecting the banking industry are changing. It is our belief that the ways of banking in the past may not necessarily be the ways of the future.

                      We believe that for us to be successful in the future, we must diversify our delivery systems. We must recognize the needs of customers and make available the appropriate systems.

                      Matewan's goal is to strengthen its sales culture. We continue to increase our specialized sales force that includes trained and licensed personnel to sell investment products, life insurance products, annuities, and mortgage products as well as commercial services.

                      We are excited about the future for our Company and the potential to grow our franchise. The changing culture in our organization is driven by the changes that are apparent in our market and the industry. Our goal is to respond to the changes in customers' values as they occur.

                      As a shareholder, I solicit your support as we move Matewan BancShares forward. We are comfortable that the future will bring continued success for our Company and a rewarding experience to our shareholders.

[PHOTO OF DAN R. MOORE]    Sincerely,

                           /s/ Dan R. Moore

                           Dan R. Moore
                           President and Chairman of the Board

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

The Markets We Serve With ValuBanking
--------------------------------------------------------------------------------

[LOGO OF MATEWAN BANCSHARES, INC.] Matewan BancShares, Inc. [MAP OF LOCAL AREA] 2nd Avenue and Vinson Street, Williamson, WV

[LOGO OF MATEWAN BANCSHARES, INC.] Matewan Banks
Matewan National Bank

Helena Avenue, Delbarton, WV

Eastgate Shopping Center, Kermit, WV

2nd Avenue and Vinson Street, Williamson, WV

Main Street, Gilbert, WV

149 Smoot Avenue, Danville, WV

25 Stratton Street, Logan, WV

Logan/Triangle, 80 Riverview Drive, Logan, WV

600 Mate Street, Matewan, WV



[LOGO OF MATEWAN BANCSHARES, INC.] Matewan Banks
Matewan Bank, FSB

1086 North Mayo Trail, Pikeville, KY

300 North Mayo Trail, Paintsville, KY

Express Bank Office, 150 Town Mountain Road, Pikeville, KY

Express Bank Office, Thompson Plaza, Goody, KY


[LOGO OF MATEWAN BANCSHARES, INC.] Matewan Banks
The Money Center

249 Second Avenue, Williamson, WV


[LOGO OF MATEWAN BANCSHARES, INC.] Matewan Banks
Insurance & Investment Division

249 Second Avenue, Williamson, WV

[PHOTO OF LOGS]           [PHOTO OF GIRL WITH RABBIT]           [PHOTO OF TRUCK]

                              [MAP OF LOCAL AREA]


[PHOTO OF BOY]               [PHOTO OF CONSTRUCTION]          [PHOTO OF WORKMAN]

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------





Net Income            Matewan BancShares, Inc. ("the Company") is a bank holding
-------------------- company headquartered in Williamson, West Virginia. The [GRAPH APPEARS HERE] Company subsidiaries consist of a commercial bank (Matewan
Millions of Dollars   National Bank or the "Bank"), a federally chartered "de
  1991    3.612       novo" savings bank (Matewan Bank FSB or "FSB"), and a
  1992    5.063       venture capital company (Matewan Venture Fund, Inc. or the
  1993    5.123       "Fund"). The Company considers all of its principal
  1994    5.005       business activities to be banking related. The Company
  1995    5.220       identifies as its core market area the seven county region consisting of Mingo, Logan and Boone counties in West
                      Virginia and Pike, Floyd, Johnson, and Martin counties in
                      Kentucky. The Bank has eight full service offices and one loan office providing services to customers in southern
                      West Virginia and eastern Kentucky. FSB, which is domiciled in Kentucky, commenced business on January 3, 1994 and presently has four offices in eastern Kentucky.
                      It is authorized to engage in all permissible thrift-related activities in any of its offices. The Fund was formed to develop new business, rehabilitate and expand existing businesses, and expand the economic stability of southern West Virginia. As of December 31, 1995, the
                      Company had assets in excess of $401 million, total net loans in excess of $228 million, and total deposits in excess of $334 million.



Return On Average     The accompanying consolidated financial statements have
Assets                been prepared by the management of the Company in
-------------------- conformity with generally accepted accounting principles. [GRAPH APPEARS HERE] Financial information appearing throughout this annual
  1991    1.18%       report is consistent with that reported in the
  1992    1.57%       consolidated financial statements. The following is
  1993    1.56%       designed to assist readers of the consolidated financial
  1994    1.40%       statements in understanding the significant changes in the
  1005    1.38%       Company's financial condition and results of operation.

                      SUMMARY FINANCIAL RESULTS

                      The Company's net income for 1995 was approximately $5.220 million. This represents both a record year for Company earnings and an improvement of approximately 4.3% from the previous year. Net income of $5.005 million in 1994 decreased approximately 2.3% from the $5.123 million realized in 1993. Improved performance for the Company in 1995 was largely a function of the increases in net interest margin ($1.817 million or 10.1%) and non-interest income ($500 thousand or 17.8%) more than compensating for the increases in the provision for loan losses ($265 thousand or 16.1%) and non-interest expenses ($1.730 million or 15.4%). Improved and disciplined pricing by the Company produced a net interest margin for 1995 of 5.78% versus 5.53% for 1994.

                      The decrease in net income in 1994 was largely
                      attributable to a higher provision for loan losses, higher
Total Assets          operating costs primarily associated with commencing and
-------------------- maintaining business for FSB and the relocation of the [GRAPH APPEARS HERE] corporate offices of the Company and the Bank, and a
 Million of Dollars   decrease in the net interest margin from 5.88% in 1993 to
  1991     323        5.53% in 1994. The benefits of the growth experienced in
  1992     329        both net interest income ($327 thousand or 1.9%) and non-
  1993     343        interest income ($407 thousand or 17.0%) and lower income
  1994     371        tax provision ($393 thousand or 12%) were not sufficient
  1995     401        to offset the increases in the provision for loan losses
                      ($358 thousand or 27.9%) and non-interest expenses ($887 thousand or 8.6%).

                      Return on average assets (ROA) measures how effectively the Company utilizes its assets to produce its net income. The Company's ROA for 1995 was 1.38% compared to 1.40% for 1994 and 1.56% for 1993. Return on average equity (ROE) reveals how much income is earned in relation to the equity of the Company. The Company's 1995 ROE was 12.09% compared to 12.39% in 1994 and 14.12% in 1993. The declines in both 1995 and 1994 are more a function of the Company's capital structure than any significant weakness in earnings. As can be seen, ROE will not fluctuate proportionally with net income due to changes in the equity structure of the Company. It has been the Company's policy to retain a substantial portion of earnings to help fund the growth the Company is experiencing and fund future expansion.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------


Table I represents a summary of certain financial data of the Company.

Table I - Five Year Selected Financial Summary
--------------------------------------------------------------------------------
(Dollars in Thousands)

                                                                    Years Ended December 31
                                                        1995       1994       1993       1992       1991
                                                      ----------------------------------------------------
Period end balances:
 Total assets...............................          $401,034   $371,410   $342,949   $329,156   $323,627
 Total earning assets.......................           357,237    332,371    309,627    298,162    295,884
 Total deposits.............................           334,387    310,647    291,153    281,116    271,271
 Shareholders' equity.......................            45,817     41,803     38,032     33,951     29,959

Income for the period:
 Total interest income......................            32,442     28,524     27,428     28,444     29,853
 Total interest expense.....................            12,644     10,543      9,774     11,631     15,234
 Net interest income........................            19,798     17,981     17,654     16,813     14,619
 Provision for loan losses..................             1,908      1,643      1,285      1,343      1,507
 Non-interest income........................             3,302      2,802      2,395      2,409      1,959
 Non-interest expense.......................            12,989     11,259     10,372      9,897      9,391
 Net income before taxes....................             8,203      7,881      8,392      7,982      5,680
 Applicable income taxes....................             2,983      2,876      3,269      2,919      2,068
 Net income.................................             5,220      5,005      5,123      5,063      3,612

Per share data:
 Net income.................................          $   1.42   $   1.36   $   1.40   $   1.38   $    .98
 Shareholders' equity.......................             12.49      11.40      10.37       9.25       8.17
 Cash dividends.............................              0.38       0.31       0.28       0.28       0.23

Key performance ratios:
 Net income to:
 Average assets.............................              1.38%      1.40%      1.56%      1.57%      1.18%
 Average shareholders' equity...............             12.09      12.39      14.12      16.44      12.56
 Average shareholders' equity to average
  assets....................................             11.40      11.27      11.07       9.55       9.39
 Net interest margin........................              5.78       5.53       5.88       5.73       5.23
 Non-interest income to average assets......               .87        .78        .73        .75        .64
 Non-interest expense to average assets.....              3.43       3.14       3.16       3.07       3.07
 Efficiency ratio...........................             56.23      54.17      51.73      51.49      56.65

Risk-based capital measures:
 Tier 1 risk-based ratio....................             17.86%     17.98%     17.63%     17.61%     15.05%
 Total risk-based ratio.....................             19.06      19.23      18.88      18.86      16.15
 Leverage capital ratio.....................             10.97      10.76      10.49       9.63       8.50

Other significant measures:
 Dividend payout............................             26.82%     22.82%     20.34%     20.58%     23.08%
 Percent change in dividend.................             22.59       9.60        .00      25.00      40.35
 Percent change in net income...............              4.30      (2.30)      1.18      40.19       3.47
 Percent change in total assets.............              7.98       8.30       4.19       1.71       7.19
 Equity growth..............................              9.60       9.92      12.02      13.22      10.45

Asset quality:
 Net charge-offs to average loans
  outstanding...............................               .84%       .82%       .44%       .51%       .80%
 Non-performing loans to total year-end
  loans.....................................              1.13       1.08        .65       1.75       1.21
 Non-performing assets to total year-end
  assets....................................               .78        .67        .42       1.04        .77
 Allowance for loan losses to total
  year-end loans............................              1.28       1.35       1.49       1.41       1.18
 Allowance for loan losses to
  non-performing loans......................            113.78     125.14     230.79      80.35      97.66

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations, (Continued)
-------------------------------------------------------------------------------

AVERAGE BALANCE SHEETS
-------------------------------------------------------------------------------

                                                                                  1995       1994       1993       1992       1991
                                                                               -----------------------------------------------------

Assets
Cash and due from banks......................................................   $ 17,391   $ 16,891   $ 12,555   $ 11,797   $ 10,253

Interest bearing deposits....................................................        683      3,584        209        123         28

Investment securities........................................................    108,634    104,686    106,122    104,650     95,107

Federal funds sold...........................................................     11,613     13,710     11,723     17,256     15,202

Loans - net..................................................................    221,844    203,278    181,996    171,605    168,993

Bank premises and equipment..................................................      9,412      8,364      7,139      7,335      7,448

Other assets.................................................................      9,156      8,161      7,985      9,650      9,243

                                                                               -----------------------------------------------------

Total assets.................................................................   $378,733   $358,674   $327,729   $322,416   $306,274

                                                                               =====================================================


Liabilities and shareholders' equity
Deposits:
 Transaction accounts........................................................   $ 83,135   $ 82,048   $ 74,280   $ 73,547   $ 64,614

 Savings deposits............................................................     52,624     52,551     43,947     43,817     36,806

 Time deposits...............................................................    180,518    168,162    163,067    160,107    161,519

 Borrowed funds..............................................................     15,885     13,098      7,706     10,994     11,862

 Accrued liabilities and other...............................................      3,392      2,404      2,458      3,159      2,714

                                                                               -----------------------------------------------------

Total liabilities............................................................    335,554    318,263    291,458    291,624    277,515

Shareholders' equity.........................................................     43,179     40,411     36,271     30,792     28,759

                                                                               -----------------------------------------------------

Total liabilities and equity.................................................   $378,733   $358,674   $327,729   $322,416   $306,274

                                                                               =====================================================

See the discussion of expansion activity for matters that affect the comparability of the above information.

                      Table I portrays consistent growth in both total assets and equity from 1991 through 1995. This growth can be attributed to a management plan that has expanded the market area in which the Company operates. In 1994, the Company formed Matewan Bank FSB, a "de novo" thrift subsidiary, and opened offices in Pikeville and Paintsville, Kentucky. In 1995, Matewan Bank FSB opened two additional offices located in supermarkets in Pikeville and Goody, Kentucky. This expansion, along with increased market penetration, has accounted for this five year growth.

                      Table I also depicts that both pretax income and aftertax
                      income experienced growth of approximately 4.00% in 1995.
                      Net earnings for 1995 represent the highest annual level
                      realized in the history of the Company. Net earnings for
Earnings Per Share    1994 regressed slightly after experiencing growth in the
-------------------- preceding three years. Net earnings experienced a 2.30% [GRAPH APPEARS HERE] decline in 1994 after experiencing increases of 1.18% in
     Dollars          1993 and 40.19% in 1992. In terms of earnings per share,
  1991    $0.98       this represents a $.06 increase in the current year,
  1992    $1.38       following a $.04 decline in 1994. Increases of $.02 per
  1993    $1.40       share and $.40 per share were experienced in 1993 and
  1994    $1.36       1992, respectively. Over the past four years, book value
  1995    $1.42       per share has increased steadily from $8.17 per share in
                      1991 to $12.49 at the end of 1995.

                      Management is not aware of any trends, events, or uncertainties, either favorable or unfavorable, that are reasonably likely to have a material effect on the Company's liquidity, capital resources, or results of operations. There are no current recommendations by regulatory authorities which, if implemented, would have a material effect on the Company. The Company has no outstanding loans that have been classified for regulatory purposes as loss, doubtful, substandard, or special mention that result from trends or uncertainties which management reasonably expects to materially impact future operating results, liquidity, or capital resources.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------



Book Value Per Share  MARKET FOR COMPANY'S COMMON STOCK
--------------------
[GRAPH APPEARS HERE]  The Company's common stock (symbol: "MATE") is listed for trading on the National Association of Securities Dealers
Dollars               Automated Quotation System - National Market System. Prior
1991  $8.17           to its listing on June 1, 1994, there existed no trading
1992  $9.25           market for the Company's common stock.
1993 $10.37
1994 $11.40           The following table sets forth the high and low sales
1995 $12.49           prices of common stock for each quarterly period during
                      1995 and 1994. Transactions bearing the asterisk (*) represent historical prices based upon information furnished to the Company by one or more parties involved in privately negotiated purchases and sales and may not be representative of all trades during the time periods selected. No attempt was made by the Company to verify the accuracy of sales information provided herein. High and low sales prices for all of 1995 and for the third and fourth quarters of 1994 as well as the high for the second quarter of 1994 are as reported by the National
                      Association of Securities Dealers, Inc.

                                                                                  1995                         1994
                                                                          -----------------------------------------------------
                                                                          High    Low   Dividend       High     Low    Dividend
                                                                          -----------------------------------------------------
                                Fourth Quarter.........................  $21.38  $19.50  $.100        $18.86   $14.09    $.127
                                Third Quarter..........................   20.50   18.50   .100         20.00    17.27     .064
                                Second Quarter.........................   19.09   17.27   .091         24.55     5.68*    .064
                                First Quarter..........................   17.73   15.23   .091          5.68*    5.68*    .057

Dividends Per Share   At December 31, 1995, there were 610 holders of record of
-------------------   the Company's stock.

[GRAPH APPEARS HERE]  The Company intends to pay regular quarterly cash dividends on its common stock, subject to the Company's
Dollars               needs for funds. However, the Company's dividend policy is
1991  $0.23           subject to the discretion of the Board of Directors. In
1992  $0.28           determining whether to continue such dividend payments and
1993  $0.28           in establishing the amount of any dividends to be paid,
1994  $0.31           the Board will consider the Company's earnings, capital
1995  $0.38           requirements and financial condition, prospects for future earnings, federal economic and regulatory policies, general business conditions and other relevant factors, certain of which are beyond the control of the Company.

                      As discussed below in "Expansion Activity," the Company expects to acquire all of the outstanding common stock of Bank One, Pikeville, N.A. for $28.6 million. The Company will fund this acquisition with proceeds from a convertible preferred stock offering ($16.1 million), long-term debt ($12 million), and available cash ($.5 million). After this acquisition is consummated, the Company will be required to fund the preferred stock dividends and debt service on the long-term debt. However, this additional use of funds is not expected to impair the Company's ability to pay its regular quarterly cash dividends on its common stock.

                      On January 10, 1995, the Company's Board of Directors authorized the repurchase of up to 100,000 shares of its common stock. Purchases may be made from time to time, subject to regulatory requirements, in the open market or in privately negotiated transactions. Purchased shares may be used from time to time for various corporate purposes.

                      EXPANSION ACTIVITY

                      On September 28, 1995, the Company entered into a definitive agreement (Agreement) with Banc One Corporation and Banc One Kentucky Corporation under which the Company agreed to purchase from Banc One Kentucky Corporation one hundred percent (100%) of the voting stock of the Bank One, Pikeville N.A. franchise ("Pikeville"), subject to the appropriate regulatory approvals. At December 31, 1995, Pikeville had total assets in excess of $224

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations, (Continued)
--------------------------------------------------------------------------------



                      million and deposits in excess of $190 million. The transaction is expected to close by the end of the first quarter of 1996 with a purchase price of $28.6 million. Based on the most current available deposit data, the acquisition of Pikeville would result in the Company possessing the leading market share of all of the financial institutions operating in its seven county core market area.

                      On January 3, 1994, the Company contributed capital of $4 million to form Matewan Bank FSB, a wholly-owned federal savings bank subsidiary of the Company. Matewan Bank FSB commenced operations on January 3, 1994. Its operations contributed approximately 71% of the asset growth that the Company experienced in 1995 over 1994 and contributed approximately 4% of the Company's net income. Its operations contributed approximately 57% of the asset growth that the Company experienced in 1994 over 1993 but it did not have a material impact on the Company's results of operations in 1994.

                      FINANCIAL CONDITION

                      The Company's primary sources of revenue are generated by its earning assets, while its primary expenses are incurred by the funding of these assets with various interest bearing liabilities. Following is a discussion of earning assets and interest bearing liabilities for the three years in the period ended December 31, 1995.

                      Average earning assets increased approximately $17.5 million or 5.4% in 1995 over 1994. Average net loans outstanding increased approximately $18.6 million (9.1%) while average investment securities increased approximately $3.9 million (3.8%) and average interest bearing deposits decreased approximately $2.9 million (80.9%). Average federal funds sold decreased approximately $2.1 million (15.3%). Average non-earning assets increased approximately 7.6% in 1995 due to the Company's expansion efforts and relocation of its corporate offices.

                      Average earning assets increased approximately $25.2 million or 8.4% in 1994 over 1993. Average net loans outstanding increased approximately $24.1 million (13.2%) while average investment securities volume decreased approximately $1.4 million (1.4%) and average interest bearing deposits increased approximately $3.3 million. Average federal funds sold increased approximately $2.0 million (16.9%).

                      Average interest bearing liabilities are the primary funds that support the Company's earning assets. In 1995, average interest bearing liabilities increased approximately $17.2 million (6.4%). Average transaction accounts increased approximately $896 thousand (2.4%), average savings deposits increased $158 thousand (.3%), average time deposits increased $13.4 million (8.0%), and average purchased funds, primarily commercial repurchase agreements, increased approximately $2.8 million (21.3%) in 1995 over 1994. In 1994, average interest bearing liabilities increased approximately $22.5 million or 9.0%. Transaction accounts increased approximately $3.4 million (10.0%), savings deposits increased $8.6 million (19.6%), time deposits volume increased approximately $5.1 million (3.1%), and purchased funds, primarily commercial repurchase agreements, increased approximately $5.4 million or 70% in 1994 over 1993.

                      The primary reason for the Company's growth over the past three years is core growth in its West Virginia market and expansion activities in its Kentucky market.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
Table II - Analysis of Earning Assets and Interest Bearing Liabilities
--------------------------------------------------------------------------------

(Dollars in Thousands)

                                       Year Ended                       Year Ended                    Year Ended
                                   December 31, 1995                December 31, 1994             December 31, 1993
                             ------------------------------------------------------------------------------------------
                             Average               Yield      Average              Yield    Average               Yield
                             Balance    Interest    Cost      Balance   Interest    Cost    Balance    Interest    Cost
                             ------------------------------------------------------------------------------------------
Assets
Earning assets:
 Loans:
   Commercial..............  $ 65,091   $ 6,851    10.53%    $ 65,186   $ 6,168     9.46%  $ 67,749    $  6,452   9.52%
   Real estate.............    80,683     8,470    10.50       70,119     7,023    10.02     58,025       6,374  10.98
   Consumer................    76,070    10,003    13.15       67,973     8,371    12.32     56,222       7,240  12.88
                             ------------------------------------------------------------------------------------------
Total loans................   221,844    25,324    11.42      203,278    21,562    10.61    181,996      20,066  11.03

Securities:
 Taxable...................   106,138     6,272     5.91      103,759     6,205     5.98    105,016       6,923   6.59
 Tax-exempt................     2,496       146     5.85          927        58     6.26      1,106          85   7.69
                             ------------------------------------------------------------------------------------------
Total securities...........   108,634     6,418     5.91      104,686     6,263     5.98    106,122       7,008   6.60
Federal funds sold.........    11,613       660     5.68       13,710       551     4.02     11,723         348   2.97
Interest bearing
 deposits in banks.........       683        40     5.86        3,584       148     4.13        209           6   2.87
                             ------------------------------------------------------------------------------------------
Total earning assets.......   342,774    32,442     9.46%     325,258    28,524     8.77%   300,050      27,428   9.14%
                                                   -----                            ----                          ----
Non-earning assets:
 Other assets..............    35,959                          33,416                        27,679
                             --------                        --------                      --------
Total assets...............  $378,733                        $358,674                      $327,729
                             ========                        ========                      ========
Liabilities and
 shareholders' equity
Interest bearing
 liabilities:
 Transaction accounts......  $ 38,488   $ 1,185     3.08%    $ 37,592   $ 1,142     3.04%  $ 34,183    $    993   2.90%
 Savings deposits..........    52,709     1,770     3.36       52,551     1,817     3.46     43,947       1,564   3.56
 Time deposits.............   181,554     9,112     5.02      168,162     7,137     4.24    163,067       6,982   4.28
 Purchased funds...........    15,885       577     3.63       13,098       447      3.41     7,706         235   3.05
                             ------------------------------------------------------------------------------------------
Total interest bearing
 liabilities...............   288,636    12,644     4.38      271,403    10,543     3.88    248,903       9,774   3.93
                                                    ----                            ----                          ----
Non-interest bearing
 liabilities
 and capital:
   Demand deposits.........    43,526                          44,456                        40,097
   Accrued expenses and
    other..................     3,392                           2,404                         2,458

   Total shareholders'
    equity.................    43,179                          40,411                        36,271
                             --------                        --------                      --------
Total non-interest bearing
  liabilities and capital..    90,097                          87,271                        78,826
                             --------                        --------                      --------
Total liabilities and
 capital...................  $378,733                        $358,674                      $327,729
                             ========                        ========                      ========
Net interest income........             $ 19,798                        $ 17,981                      $ 17,654
                                         =======                         =======                       ========

Spread.....................                         5.08%                           4.89%                         5.21%
                                                    ====                            ====                          ====
Net interest margin........                         5.78%                           5.53%                         5.88%
                                                    ====                            ====                          ====

Nonaccrual loans are included in average balances.

Yields on tax-exempt securities are on a pretax basis and do not represent tax equivalent yields.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations, (Continued)
--------------------------------------------------------------------------------


                      LOAN PORTFOLIO

                      The Company offers a variety of lending services, including commercial and financial, real estate and consumer loans. The Company, similar to other financial institutions, also offers off-balance sheet instruments to its customers to aid them in meeting their requirements for liquidity, credit enhancement, and interest rate protection.

                      The Company's philosophy with regard to the lending function is to maintain a strategic asset mix wherein the loan portfolio represents approximately sixty-five percent (65%) of the Company's total assets. More specifically, the targeted mix of the loan portfolio is equally distributed among the real estate, commercial, and consumer categories. At December 31, 1995, the actual distribution was 38% in real estate loans, 35% in consumer loans, and 27% in commercial loans. The primary focus for all categories of lending is the seven county market area that the Company has identified as its core market.

                      By definition, credit concentrations consist of direct, indirect, or contingent liabilities exceeding twenty-five percent (25%) of the Company's capital base. Concentrations are considered to involve a single borrower, an affiliated borrower, a group of borrowers engaged in or dependent on a single industry, or a group of borrowers within similar credit categories. The Company has no foreign loans or loan concentrations to individual or related borrowers which exceed 10% of total loans. By definition, two major concentrations exist for the
                      Company: (i) those delineated by loan category and (ii) that of a single industry concentration. Loan categories having in excess of twenty-five percent (25%) of the Company's capital base are (i) those secured by one-to-four family residences, (ii) those secured by automobiles,
                      (iii) those secured by commercial real estate and equipment, and (iv) those characterized as unsecured loans. The other type of concentration relates to the general overall reliance on the coal industry prevalent throughout the Company's market area. Given the market area's dependence on this industry, the Company's avoidance of concentration is neither likely nor practical.

                      Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their obligations is dependent upon the coal industry. Accordingly, a downturn in the coal industry could impact the value of collateral held as security for the loan portfolio and the ability of the borrowers to repay in accordance with original terms. The Company attempts to diversify this particular concentration somewhat by (i) avoiding concentration of or reliance on one company or one company and its employees, suppliers, or independent coal operators or contractors, (ii) spreading the commercial portfolio throughout southern West Virginia, eastern Kentucky and western Virginia, and (iii) engaging in business involving different coal companies and different types of coal. Historically, management has closely monitored coal related credits and has been successful in limiting credit exposure during times of downward economic trends in the industry. The direct coal related credits in the Company's loan portfolio represent less than 6% of the total portfolio.

                      The majority of loans outstanding are collateralized by real estate, commercial equipment, and personal consumer goods. At December 31, 1995, one-to-four family residential real estate secured approximately 37% of the loan portfolio, commercial equipment and vehicles secured approximately 13%, automobiles secured approximately 17%, and commercial real estate secured approximately 10%. Principally all of the commercial real estate securing the loans noted above is within the market area served by the Company, where such real estate values have not been significantly affected by the significant fluctuations which have caused the collateral value problems in other regions of the country. No other individual category makes up 10% or more of the loan portfolio.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------


                      Real estate loans represent the largest component of the Company's loan portfolio. The actual dollar volume of real estate loans outstanding made within the identified core market area is in excess of ninety-one percent (91%) of the Company's real estate loan portfolio. One-to-four family residential real estate represents most of the collateral for this category. The Company's loan policy contains uniform and minimum standards for determining creditworthiness of potential real estate borrowers, requires conformity to FNMA and FHLMC standard requirements, including debt/worth and loan/appraised value ratios. Maximum allowable levels for loan/value ratios for the most prevalent types of real estate lending are eighty percent (80%) for one-to-four family residences, seventy-five percent (75%) for land development, and sixty-five percent (65%) for raw, unimproved residential land. In addition, minimum standard parameters regarding downpayment, loan term, and risk-based determined loan rates are employed by the Company.

                      Consumer loans represent the second largest component of the Company's loan portfolio in terms of dollar volume. The dollar volume of the Company's consumer loans made within the Company's core market area represents in excess of ninety-one percent (91%) of the overall consumer loan portfolio. Automobile loans comprise the largest single type of consumer credit category, approximating one-half of the total consumer portfolio. Loan policy mandates minimum underwriting standards depending on the nature of credit involved, including the applicant's employment history, disposable, income and debt/income ratios, net worth, credit score, downpayment requirements, loan terms, and collateral. While Company policy emphasizes secured lending, unsecured consumer credits within established guidelines is permitted.

                      Commercial loans represent both the smallest component of the Company's loan portfolio and the largest and most concentrated risks found therein. In terms of geographic concentration, the dollar volume of outstanding loans in this portfolio category made within the Company's core market area is in excess of ninety-two percent (92%) of the commercial loans outstanding. The majority of the loans in this category are collateralized with either coal mining equipment and/or coal trucks or other commercial real estate and equipment. Minimum commercial loan underwriting and documentation standards include among other requirements, current financial information, demonstration of adequate cash flow, adequate and perfected lien positions, and sufficient collateral coverage. Minimum standards similarly exist for downpayment and/or equity coverage, loan term, and risk-based interest rate determination - all dependent on the nature and type of credit involved. Loan policy prescribes for the most part variable rate pricing based on some predetermined and prominently recognized index - usually Wall Street Journal Prime.

                      The population of the seven county core market area declined substantially during the decade of 1980 to 1990, before reversing course in the early 1990s. Total households, which tend to be larger in this market than most national averages, similarly fell over the same time period, although not as drastically as population readings would suggest. A majority of these households (over 68%) own their domiciles which have a median dwelling value in excess of $40 thousand. Median household income for the area is $19 thousand, with approximately forty percent (40%) of the households having incomes in excess of $25 thousand. Mining, of course, is the dominant industry in the local economy, however, the dominant employers in the market - in no particular order - are education, government services, and health care services. Blue collar occupations dominate employment representing nearly fifty-six percent (56%) of the work force. It is important to reiterate that the single most powerful industrial factor operating in the core market area relates to the dependence - directly and indirectly - on the coal industry.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations, (Continued)
--------------------------------------------------------------------------------


Loans Outstanding     The following table shows the composition of the
-----------------     Company's loan portfolio:
[GRAPH APPEARS HERE]

Millions of Dollars
    1991  168
    1992  173
    1993  196
    1994  215
    1995  229
                      Table III - Consolidated Summary of Loans and
                      ---------------------------------------------------------
                      Non-Performing Assets
                      (Dollars in Thousands)

                                                                        Years Ended December 31
                                                           1995      1994      1993      1992      1991
                                                         ------------------------------------------------
                      Commercial loans.................  $ 63,581  $ 64,821  $ 69,372  $ 65,144  $ 65,970
                      Real estate loans................    88,197    76,908    66,638    54,225    45,711
                      Consumer loans...................    80,796    77,564    65,107    57,963    60,436
                                                         ------------------------------------------------
                      Subtotal.........................   232,574   219,293   201,117   177,332   172,117
                      Less: Unearned income............     1,033     1,617     2,303     2,098     2,014
                                                         ------------------------------------------------
                      Subtotal.........................   231,541   217,676   198,814   175,234   170,103
                      Less: Allowance for loan losses..     2,973     2,932     2,961     2,470     2,006
                                                         ------------------------------------------------
                      Net loans........................  $228,568  $214,744  $195,853  $172,764  $168,097
                                                         ================================================

                      At December 31, 1995, net loans approximated $229 million as compared to $215 million at December 31, 1994. Real estate loans increased approximately $11.3 million (14.7%), consumer loans increased approximately $3.2 million (4.2%), and commercial loans decreased approximately $1.2 million (1.9%) from December 31, 1994.

                      At December 31, 1994, net loans approximated $215 million as compared to $196 million at December 31, 1993. Real estate loans increased approximately $10.3 million (15.4%), consumer loans increased approximately $12.4 million (19.1%), and commercial loans decreased approximately $4.6 million (6.6%) from December 31, 1993. The increase in loans over the three year period is due to core growth in the Company's market.

                      As Table III illustrates, the Company has a relatively balanced loan portfolio with increasing emphasis being placed on the consumer and real estate markets. The maturity distribution of the Company's gross loans at December 31, 1995 is summarized as follows in Table IV:


                      Table IV - Remaining Maturities of Loans
                      ---------------------------------------------------------
                      (Dollars in Thousands)

                                                       Balance                    After
                                                     December 31    One Year     1 to 5         Five
                                                         1995       or Less       Years        Years
                                                     ------------------------------------------------
                      Commercial loans...........      $63,581      $ 43,043     $18,455     $  2,083
                      Real estate loans..........       88,197        13,574      67,775        6,848
                      Consumer loans.............       80,796        34,914      41,683        4,199
                                                     ------------------------------------------------
                      Total loans................     $232,574       $91,531    $127,913      $13,130
                                                     ================================================
                      Loans due after one year:

                        With floating rates......     $  1,370
                                                     =========
                        With predetermined rates.     $139,673
                                                     =========

                      ALLOWANCE FOR LOAN LOSSES

                      The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

                      On January 1, 1995, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by FASB Statement No. 118. Under this standard, the 1995 allowance for loan losses related to loans

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------


Loan Coverage         that are identified for evaluation in accordance with
-------------         Statement 114 is based on discounted cash flows using the
[GRAPH APPEARS HERE]  loan's initial effective interest rate or the fair value
Ratio of Allowance    of the collateral for certain collateral dependent loans.
for Loan Losses of    Prior to 1995, the allowance for loan losses related to
Non-Performing Loans  these loans was based on undiscounted cash flows or the
  1991  97.66%        fair value of the collateral for collateral dependent
  1992  80.35%        loans. The adoption of this pronouncement did not
  1993 230.79%        materially impact the Company's financial statements,
  1994 125.14%        accounting policies, nonperforming loans, or determination
  1995 113.78%        of the adequacy of the allowance for loan losses.

                      The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated loan losses. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

                      Accrual of interest is generally discontinued when a loan becomes ninety days past due as to principal or interest. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed, and interest accrued in prior years is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest and the loan is in the process of collection. Loans in foreclosure and liquidation proceedings are immediately placed on nonaccrual status. A nonaccrual loan may be restored to an accrual basis when interest and principal payments are made current, has performed in accordance with contractual terms for a reasonable period of time and prospects for future payments are no longer in doubt.

                      The allowance for loan losses at December 31, 1995 was approximately $2.973 million compared to approximately $2.932 million at December 31, 1994, an increase of approximately 1.4%. This increase occurred despite gross charge-offs of the loan portfolio for 1995 being approximately $266 thousand higher than for the prior year. Recoveries were approximately $71 thousand higher than for 1994 producing a net charge-off level approximately $195 thousand higher for 1995. The ratio of net charge-offs to average net loans was .84% in 1995 as compared to .82% in 1994. The ratio of allowance for loan losses to non-performing loans, the "coverage ratio," provides a quantifiable estimate of the coverage available in the allowance for loan loss towards problem credits. The coverage ratio was 113.78% and 125.14% at December 31, 1995 and 1994, respectively. The ratio of non-performing loans to total year end loans was 1.13% and 1.08% at December 31, 1995 and 1994, respectively. The ratio of provision for loan losses to net charge-offs was 102.2% and 98.3% for 1995 and 1994, respectively.

                      Starting in late 1994 and continuing throughout 1995, management moved to position the loan portfolio for the future by aggressively working out potential problem credits, particularly in the consumer and commercial sector. Over this period of time, the Company has undertaken a comprehensive program of restructuring or disposing of problem or higher risk credits. At the implementation of this program, management recognized that the adoption of such an aggressive posture would entail having to absorb some charges to the allowance for loan losses that could, at least initially, be higher than historical charge-off ratios. Management also recognized that dealing with some of these potential problem credits in this aggressive manner would result in some credits becoming classified assets and being reported as classified assets that in prior years may not have been recognized as such. Accordingly, non-performing levels were anticipated to be higher than prior periods and management believes that these higher levels of non-performing loans do not contain significantly higher levels of credit exposure than prior periods.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations, (Continued)
--------------------------------------------------------------------------------


                    Management determined at the outset of this program that (i) the allowance for loan losses was sufficient to absorb the effect of anticipated higher charge-offs and (ii) on an ongoing basis, provisions for loan losses would continue to be made to reflect any additional exposure identified by management in the loan portfolio. Management is confident that the Company's asset quality at December 31, 1995, is better than in prior periods. Management believes that the aggressive program undertaken related to the commercial and consumer loan portfolios will allow the Company to spend its time pursuing additional business opportunities as opposed to working out higher risk credits.

                    The following tables show the analysis of the allowance for loan losses and the allocation of allowance for loan losses:


Table V - Analysis of Allowance for Loan Losses
--------------------------------------------------------------------------------
(Dollars in Thousands)


                                                                                       Year Ended December 31
                                                                       1995         1994        1993        1992       1991
                                                                     --------------------------------------------------------
Amount of loans outstanding at end of period....................     $228,568     $214,744   $195,853     $172,764   $168,097
                                                                     ========================================================
Daily average amount of loans...................................     $221,844     $203,278   $181,996     $171,605   $168,993
                                                                     ========================================================
Balance of allowance for loan losses at beginning of period.....       $2,932     $  2,961   $  2,470     $  2,006   $  1,857

Loans charged off:
 Commercial.....................................................          533          854        318          477        653
 Consumer.......................................................        1,724        1,205        804          634        911
 Real estate....................................................          137           69         92          163        197
                                                                     --------------------------------------------------------
Total loans charged off.........................................        2,394        2,128      1,214        1,274      1,761
Recoveries of loans previously charged off:
 Commercial.....................................................          104          107        156          192        176
 Consumer.......................................................          411          294        228          177        195
 Real estate....................................................           12           55         36           26         32
                                                                     --------------------------------------------------------
Total recoveries................................................          527          456        420          395        403
                                                                     --------------------------------------------------------
Net loans charged off...........................................        1,867        1,672        794          879      1,358
Provision for loan losses.......................................        1,908        1,643      1,285        1,343      1,507
                                                                     --------------------------------------------------------
Balance at end of period........................................       $2,973     $  2,932   $  2,961     $  2,470   $  2,006
                                                                     ========================================================
Ratio of net charge-offs during period to average loans.........         0.84%        0.82%      0.44%        0.51%      0.80%
                                                                     ========================================================
Ratio of provision for loan losses to net charge-offs...........        102.2%        98.3%     161.8%       152.8%     111.0%
                                                                     ========================================================

Table VI - Allocation of Allowance for Loan Losses
-------------------------------------------------------------------------------
(Dollars in Thousands)

                  December 31, 1995      December 31, 1994      December 31, 1993       December 31, 1992       December 31, 1991
                Allocation  Category   Allocation  Category   Allocation   Category   Allocation   Category   Allocation   Category
                    of       as a %        of       as a %        of        as a %        of        as a %        of        as a %
                 Allowance  of Loans   Allowance   of Loans   Allowance    of Loans   Allowance    of Loans   Allowance    of Loans
                --------------------------------------------------------------------------------------------------------------------
Commercial.....   $  955      27.3%      $2,106      29.5%    $  2,150       34.5%    $  1,438       36.7%      $1,000       38.3%
Real estate....      638      37.9          210      35.1          305       33.1          315       30.6          300       26.6
Consumer.......    1,380      34.8          616      35.4          506       32.4          717       32.7          706       35.1
                --------------------------------------------------------------------------------------------------------------------

                  $2,973     100.0%      $2,932     100.0%    $  2,961      100.0%    $  2,470      100.0%      $2,006      100.0%
                ====================================================================================================================

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------


                    CONSOLIDATED SUMMARY OF NON-PERFORMING ASSETS

                    Non-performing assets consist of non-accrual loans, loans more than ninety days past due which continue to accrue interest, and other real estate owned.

                    At December 31, 1995, non-performing assets increased by approximately 26.5% over prior year levels, or approximately $657 thousand to .78% of total assets as compared to .67% at December 31, 1994. Management's increasingly aggressive posture in dealing with potential high risk credits (i.e. management is granting very few extensions of loan payments) is the prime reason for the increase. Management continues to monitor higher risk credits to evaluate, control, and insure that their ultimate disposition does not have a material negative impact on the Company's financial position. Of the loans held in non-accrual status in 1995, if interest had been accrued on these loans based upon their original terms, interest income would have increased by approximately $373 thousand. A total of approximately $447 thousand in interest was actually received on these accounts.

                    Other real estate owned, which is recorded at the lower of cost or market minus estimated costs to sell, represents the real estate of which the Company has taken ownership in full or partial satisfaction of loans. Approximately 57% of the other real estate owned is of a nonresidential nature.

                    The following table depicts the relative levels of non-performing assets for the last five years:


Table VII - Consolidated Summary of Non-Performing Assets
--------------------------------------------------------------------------------
(Dollars in Thousands)

                                                              1995     1994     1993     1992     1991
                                                             ------------------------------------------
Non-performing assets:
 Non-accruing loans........................................  $1,995   $1,743   $1,037   $2,838   $1,969
 Loans past due 90 days....................................     618      600      246      236       85
                                                             ------------------------------------------
Total non-performing loans.................................   2,613    2,343    1,283    3,074    2,054
 Other real estate owned...................................     524      137      156      352      446
                                                             ------------------------------------------
Total non-performing assets................................  $3,137   $2,480   $1,439   $3,426   $2,500
                                                             ==========================================
Non-performing loans as a percentage of total loans........    1.13%    1.08%    0.65%    1.75%    1.21%
                                                             ==========================================
Non-performing assets as a percentage of total assets......    0.78%    0.67%    0.42%    1.04%    0.77%
                                                             ==========================================

                    At December 31, 1995, the recorded investment in impaired loans under Statement No. 114 was $6.5 million (of which $278 thousand was on a nonaccrual basis). Included in this amount was $863 thousand of impaired loans for which the related allowance for loan losses is $274 thousand and $5.7 million of impaired loans that, as a result of write-downs or being well secured, do not have a specific allowance for loan losses. The average recorded investment in impaired loans for the year ended December 31, 1995 approximated $5.7 million. For the year ended December 31, 1995, the Company recognized interest income on those impaired loans of $852 thousand, which included $842 thousand of interest income recognized using the cash basis method of income recognition.

                    The Company's loan portfolio contained immaterial levels of loans that would be characterized as renegotiated troubled debt in periods reported in Table VII.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations, (Continued)
--------------------------------------------------------------------------------


                    INVESTMENT PORTFOLIO AND OTHER EARNING ASSETS

                    The second largest component of earning assets is investment securities. The Company's investment portfolio is comprised primarily of United States Government and Federal Agency obligations. The Company's portfolio is designed to enhance liquidity while providing acceptable rates of return.

                    Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold securities to maturity, they are classified as investments held-to-maturity and carried at amortized cost. Debt securities purchased for an indefinite period of time, including securities that management intends to utilize as part of its asset/liability strategy, or which may be sold for various reasons, and marketable equity securities are classified as available-for-sale and carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale, net of the related income tax effect, are carried as a separate component of shareholders' equity. The Company does not hold investment securities for trading purposes.

                    At December 31, 1995 unrealized holding gains on available-for-sale securities, net of deferred income taxes, of approximately $53 thousand have been recorded as a separate component of shareholders' equity. This reflects an increase of $196 thousand from the unrealized holding losses of $143 thousand at December 31, 1994. This positive change was primarily caused by declining interest rates in 1995.


Table VIII - Investment Securities
--------------------------------------------------------------------------------
(Dollars in Thousands)


                                            U.S.     Federal     State and       Other                   Weighted
                                         Treasury    Agencies    Municipal    Securities       Total       Yield
                                         ------------------------------------------------------------------------
December 31, 1995
Maturity:
       Within 1 year...................   $ 7,203     $19,300       $  943        $    --    $ 27,446       5.98%
       After 1 year through 5 years....     4,729      67,215        2,365             --      74,309       6.29
       After 5 years through 10 years..        --       1,298          161             --       1,459       9.06
       After 10 years..................        --         236            7          2,271       2,514       5.99
                                          -----------------------------------------------------------
Total carrying value (1)...............   $11,932     $88,049       $3,476        $ 2,271    $105,728       6.24
                                          ===========================================================
Estimated fair value...................   $12,015     $88,492       $3,490        $ 2,271    $106,268
Purchase yield.........................      5.62%       6.39%        4.74%          6.00%       6.24%
Average maturity (in years)............        97        2.50         2.06          20.00        2.09

December 31, 1994
Total carrying value (1)...............   $28,427     $77,744       $1,312        $ 2,498    $109,981       5.99%
Estimated fair value...................    28,001      75,156        1,299          2,499     106,955
Purchase yield.........................      5.25%       6.28%        5.23%          5.92%       5.99%
Average maturity (in years)............      1.05        2.47         2.96          16.81        2.09

December 31, 1993
Amortized cost.........................   $30,020     $67,003       $  538        $ 1,253    $ 98,814       6.16%
Estimated fair value...................    30,493      68,424          566          1,253     100,736
Purchase yield.........................      5.36%       6.49%        7.12%          6.00%       6.16%
Average maturity (in years)............      1.41        2.21         1.69          20.00        2.36

(1) Available-for-sale securities are carried at fair value and held-to-maturity securities are carried at amortized cost.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------


                      During 1995, the Company decreased its investment holdings by approximately $4.3 million. Investment in U.S. Treasury issues declined approximately $16.5 million to approximately 11% of the total portfolio (down from 26% in the prior year). In contrast, investment in Federal Agency issues, State & Municipal issues, and other securities increased in terms of both volume and proportion of the investment portfolio in 1995 from prior year levels. Federal Agency investments increased approximately $10.3 million (representing 83% of the portfolio versus 71% in 1994). Investments in State and Municipal issues increased approximately $2.2 million and investments in other securities decreased approximately $227 thousand in 1995, collectively representing approximately 5% of the investment portfolio as compared to 3% in the prior year. The decrease in investments was a function of higher loan demand and liquidity planning. The increase in municipal securities is an effort to increase tax-exempt income .

                      During 1994, the Company increased its investment holdings by approximately $11.2 million. Investment in U.S. Treasury issues declined approximately $1.6 million to approximately 26% of the total portfolio (down from 30% in prior year). In contrast, investment in Federal Agency issues, State & Municipal issues, and other securities increased in 1994 in terms of both volume and proportion of the investment portfolio. Federal Agency investments increased approximately $10.7 million (representing 71% of the portfolio versus 68% in 1993). Investments in State and Municipal issues increased approximately $750 thousand and investments in other securities increased approximately $1.2 million in 1994, representing approximately 3% of the investment portfolio as compared to 2% in the prior year.

                      Federal funds sold increased approximately $12.5 million in 1995 from prior year levels. Average federal funds sold for the year were approximately $2 million lower in 1995 than in 1994. Strong core deposit growth for the Company provided the bulk of the funds available for this sort of investment. In addition, improved loan demand helped reduce federal funds sold.

                      Any assessment of the Company's activity in federal funds
                      investments needs to be evaluated in the context of
                      evolving economic market forces and the Company's overall
                      asset/liability management. Management desires to maintain federal funds sold levels high enough to maintain
                      sufficient liquidity, while balancing these liquidity
                      needs with a desire to maintain an adequate return on
                      earning assets. As interest rates declined during 1995,
                      the differential between yields on federal funds sold and
                      on investment securities falling within the parameters of
                      the Company's investment policy narrowed, providing less
                      incentive to commit substantial amounts of funds to either alternative. At the same time, loan demand in most of the
                      Company's market area increased. Despite the fact that
                      market rates for most loan categories were decreasing, the differential between market yields on loans and yields on
Total Deposits        either federal funds sold or most investment securities
--------------        was much wider. Given the combination of increasing local
[GRAPH APPEARS HERE]  loan demand and higher yields available on those loans,
Millions of Dollars   adherence to parameters defined in the Company's
    1991 271          asset/liability policy, lower federal funds sold position
    1992 281          over the course of 1995 were inevitable. Conversely, the
    1993 291          combination of increasing interest rates experienced in
    1994 311          1994 and greater liquidity provided by the Company's
    1995 334          expanding deposit base made purchases of both investment
                      securities and federal funds more attractive.

                      DEPOSITS

                      The Company primarily uses deposits to fund its lending activities and investment portfolio. Deposit accounts, including checking, savings, certificates of deposit, and short-term borrowings, are obtained primarily from the Company's market.

                      Average deposits and short-term borrowings increased approximately $16.3 million or 5% in 1995 from 1994 levels. The Company's cost of funds increased on most interest bearing deposit categories, even though interest rates declined during 1995, due to certain repricing developments in 1994, aggressive growth campaigns the Company undertook with regard to some of its newer offices, and more intensive competitive pressures.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations, (Continued)
--------------------------------------------------------------------------------


                      Average deposits and short-term borrowings increased approximately $26.9 million or 9% in 1994 from 1993 levels. The increasing interest rate environment prevalent during much of 1994 and the Company's aggressive growth efforts in its core markets combined to produce significant increases across every deposit and borrowing category.

                      SHORT-TERM BORROWINGS

                      Short-term borrowings consist of the Treasury Tax and Loan Account, Commercial Repurchase Agreements, and Borrowings from the Federal Home Loan Bank (FHLB) and others. The amount in the Treasury Tax and Loan account is directly related to the amount of payroll in the market area and the frequency of government withdrawals. Commercial Repurchase Agreements represent overnight transactions whereby certain commercial customers invest in liquid interest-bearing liabilities. Average Commercial Repurchase Agreements increased approximately $1.5 million in 1995, an approximate 14% increase, after increasing approximately $5.9 million (or 123%) in 1994. As a general rule, an increasing interest rate environment and generally better liquidity characteristics make Commercial Repurchase Agreements a much less attractive and less viable investment alternative. In the economic environment experienced in 1995 compared to 1994 Repurchase Agreements continued to be attractive. Average Borrowings from FHLB were insignificant for nearly all of 1995. The Bank did have an overnight draw outstanding on its Flexline at FHLB of Pittsburgh at December 31, 1995, which it repaid during the first week of 1996.


Table IX -  Short-Term Borrowings
--------------------------------------------------------------------------------
(Dollars in Thousands)

                                                      1995            1994            1993
                                                 Amount   Rate   Amount   Rate   Amount   Rate
                                                 ---------------------------------------------
Treasury tax and loan account:
 As of year-end................................  $ 3,349  5.15%  $ 2,908  3.65%   $5,714  2.76%
 Average balance...............................    2,807  4.08     2,346  2.69     2,881  2.97
 Maximum month-end.............................    6,615    --     5,577    --     6,954    --

Commercial repurchase agreements:
 As of year-end................................  $ 9,361  4.20%  $12,089  3.14%   $5,876  2.64%
 Average balance...............................   12,863  3.71    10,752  3.79     4,825  3.14
 Maximum month-end.............................   14,695    --    14,934    --     5,885    --

FHLB borrowings and other:
 As of year-end................................  $ 5,000  6.05%       --    --        --    --
 Average balance...............................       69  5.95        --    --        --    --
 Maximum month-end.............................    5,000    --        --    --        --    --

                      ASSET/LIABILITY MATURITY AND RATE SENSITIVITY

                      Asset/liability management is responsible for the planning, implementation, and control processes for determining asset mix and maturity features relative to liability maturities. A major goal of asset/liability management is to maximize the net interest margin within acceptable levels of risk of changes in interest rates. The principal tool for such a process is management of Matewan's interest sensitive assets to interest sensitive liabilities.

                      The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest earning assets maturing or repricing within a specific time period and the amount of interest bearing

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------


                      liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would be expected to adversely affect net interest income while a positive gap would be expected to result in an increase in net interest income. During a period of falling interest rates, a negative gap would be expected to result in an increase in net interest income while a positive gap would be expected to adversely affect net interest income.

                      The Company is liability sensitive in the one year and under category, or "negatively gapped." Accordingly, a decrease in interest rates should benefit the Company while an increase in interest rates should adversely impact the net interest margin. The earnings of the Company are sufficient to withstand the short-term negative gap position, should a moderate increase in interest rates occur. Should a large rate increase occur, management would consider liquidating available-for-sale investments or borrowing from the FHLB. These proceeds would be placed in short-term investments.

                      The Company's management recognizes the exposure that exists from the concentration of large "jumbo" certificates of deposit, and as part of the asset/liability policy, matches both rates and maturities so the Company will not have a liquidity problem or allow income to be significantly affected by a change in interest rates. Management believes that the Company's cash position is sufficient to cover any payments necessary on "jumbo" certificates. In addition, management believes that a major portion of the transaction accounts have attributes of core deposits and, therefore, are not extremely interest sensitive.

                      The following table sets forth the amount of interest earning assets and interest bearing liabilities outstanding at December 31, 1995, which are estimated by the Company, based upon certain assumptions, to reprice or mature in each of the future time periods shown. The amounts of assets and liabilities which reprice or mature during a particular period were determined in accordance with the earlier of the term to repricing or the contractual terms of the asset.


Table X - Asset and Liability Maturity and Rate Sensitivity
--------------------------------------------------------------------------------
(Dollars in Thousands)

                                           0-90       91-180      181-365      Total        1-5       Over
                                           Days        Days         Days       1 Year      Years     5 Years     Total
                                        -------------------------------------------------------------------------------
Earning assets:
 Loans................................   $ 54,727    $  11,322   $  25,482   $  91,531   $127,913    $13,130   $232,574
 Investments..........................     11,313        7,222       8,911      27,446     74,309      3,973    105,728
 Interest-bearing deposits............      5,704           --          --       5,704         --         --      5,704
 Federal funds sold and other.........     17,237           --          --      17,237         --         --     17,237
                                        -------------------------------------------------------------------------------
Total earning assets..................     88,981       18,544      34,393     141,918    202,222     17,103    361,243

Liabilities:
 Savings and transaction accounts.....    124,175           --          --     124,175         --         --    124,175
 CD's $100,000 and over...............     13,948       12,348      17,054      43,350     24,838         --     68,188
 Other time deposits..................     20,194       22,189      17,728      60,111     36,932         64     97,107
                                        -------------------------------------------------------------------------------
Total deposits........................    158,317       34,537      34,782     227,636     61,770         64    289,470
 Other borrowings.....................     17,710           --          --      17,710         --         --     17,710
                                        -------------------------------------------------------------------------------
Total interest bearing liabilities....    176,027       34,537      34,782     245,346     61,770         64    307,180
                                        -------------------------------------------------------------------------------
Interest sensitivity GAP..............   $(87,046)   $ (15,993)  $    (389)  $(103,428)  $140,452    $17,039   $ 54,063
                                        ===============================================================================
Cumulative GAP........................   $(87,046)   $(103,039)  $(103,428)  $(103,428)  $ 37,024    $54,063   $ 54,063
                                        ===============================================================================
Cumulative GAP as a percentage
 of earning assets....................    (24.10)%     (28.52)%    (28.63)%    (28.63)%     10.25%     14.97%     14.97%
                                        ===============================================================================

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations, (Continued)
--------------------------------------------------------------------------------


                      The Company does not manage its interest rate risk simply by employing static maturity and repricing reports. The Company employs a dynamic modeling process that projects the impact of different interest rate scenarios on earnings and Return on Average Assets over a twelve month period. A substantial portion of the Company's loans and deposits comes from its retail base and does not automatically reprice due to changes in interest rates. Accordingly, the Company has not experienced the earnings volatility indicated by its liability sensitive gap position depicted above. The Company has maintained a net interest margin in excess of 5.00% in each of the last six years and has been able to maintain adequate liquidity to provide for changes in interest rates and for changes in loan and deposit demands.

                      The earnings simulation models that the Company employs incorporate assumptions based on historical experiences involving customer behavior and funds disintermediation in a variety of interest rate environments. They also reflect the Company's pricing position versus both local in-market competition and broader out-of-market alternatives.

                      LIQUIDITY AND CAPITAL RESOURCES

                      Liquidity is the ability to satisfy demands for deposit withdrawals, lending commitments, and other needs. The Company's liquidity is based on a stable deposit base. Additionally, the Company holds certain liquid assets such as cash and federal funds sold to help meet certain liquidity needs. In addition, the Company holds other marketable assets (over $32.4 million of available-for-sale investments at December 31, 1995) which can easily be converted to cash if the need arises. The Company continues to have the ability to attract short-term sources of funds such as repurchase agreements to help meet its liquidity needs.

                      Two of the Company's subsidiaries are members of the FHLB (Pittsburgh and Cincinnati). The FHLBs provide an alternative source of borrowings for the subsidiaries, thereby providing additional sources of liquidity.

                      The Company's cash and cash equivalents, represented by
                      cash and due from banks and federal funds sold, are a
                      product of its operating, investing, and financing
                      activities. Cash and cash equivalents from operating
                      activities for the last three years have remained
                      relatively stable and approximated $6.2 million, $8.2
                      million, and $7.3 million in 1995, 1994, and 1993. Net
                      cash used in investing activities approximated $15.4
                      million, $36.3 million and $18.1 million in 1995, 1994,
                      1993. These increases primarily relate to the net increase in lending activities. Net cash provided by financing
                      activities approximated $25.1 million, $21.7 million, and
                      $8.7 million in 1995, 1994, and 1993. The net cash
Capital Ratios        provided by financing activities related primarily to
--------------        increases in deposits.
[GRAPH APPEARS HERE]
Risk Based Capital    A central principle in the Company's capital planning
Ratio                 process is to attain sufficiently high levels of
   1991 16.15%        profitability to insure that capital adequacy is
   1992 18.86%        maintained while generating a consistent flow of
   1993 18.88%        dividends. The FDIC Improvement Act of 1991 (the "Act")
   1994 19.23%        mandates minimum levels of capital required for an
   1995 19.06%        institution to be rated on the basis of capital. Under
Tier/Risk Based       final agency rules, an institution will be deemed to be
Capital               "well capitalized," the highest rating attainable, if it
   1991 15.05%        maintains (i) a Risk-Based Capital Ratio in excess of 10%,
   1992 17.61%        (ii) a Tier 1 Risk-Based Capital Ratio in excess of 6%,
   1993 17.63%        and (iii) a Leverage Ratio in excess of 5%. On December
   1994 17.98%        31, 1995 total equity as a percent of total assets, the
   1995 17.86%        "Leverage Ratio," for the Company approximated 10.97%. For
Leverage Capital      Matewan National Bank and Matewan Bank FSB, the Leverage
   1991  8.50%        Ratio approximated 9.01% and 9.83% at December 31, 1995.
   1992  9.63%        All measures are substantially in excess of minimum levels
   1993 10.49%        required under the Act. In addition, both the Company and
   1994 10.76%        its banking subsidiaries are now required to meet certain
   1995 10.97%        regulatory capital requirements for capital on a risk-
                      adjusted basis. The Company must maintain an 8% level of capital to risk-adjusted assets. Risk adjustment allows for inclusion of off-balance sheet items such as unused commitments to extend credit, exclusion of certain no-risk assets, as well as inclusion of other factors that may increase risk for the Company. The Company's Risk-Based
                      Capital Ratio at December 31, 1995 was 19.06% compared to
                      19.23% on December 31, 1994. The chart to the left depicts the levels of the Company's three major regulatory capital ratios for each of the last five years, as well as the minimum level required for each ratio to maintain status as a

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------


                      "well capitalized" institution. In each year, the Company has substantially exceeded the minimum regulatory capital standards required to maintain "well capitalized" status. Increases in capital levels in the past several years have been due to the substantial accumulation of income retained after the payment of dividends.

                      RESULTS OF OPERATIONS

                      NET INTEREST INCOME

                      Net interest income, the amount by which the interest generated from earning assets exceeds the expense associated with funding those assets, is the most significant component of net income. Net interest income in 1995 was $19.8 million, up approximately 10% from the 1994 level. Net interest income for 1994 was $18.0 million, a 2% increase over the prior year. As Table II illustrates, the 1995 increase was predominantly a function of an increased yield on earning assets of 69 basis points over prior year levels. The most significant contribution came from loan yields, which increased 81 basis points in 1995 over 1994. Cost of funds increased 50 basis points over the same period. Despite generally decreasing interest rates in the credit markets in 1995 and the Company's liability-sensitive position in the under one year period, the Company actually experienced higher costs on most categories of interest-bearing liabilities. Most of this was a consequence of 1994 deposit pricing decisions intended to extend the term of the deposit portfolio. Time deposits experienced the most significant increase over 1994, showing a 78 basis point increase.

                      Net interest income in 1994 was $18.0 million, up approximately 2% from the 1993 level. Net interest income for 1993 was $17.7 million, a 5% increase over the prior year. As Table XI illustrates, the 1994 increase was primarily a function of Company growth levels increasing at a pace more than adequate to compensate for generally lower rate contributions. Despite generally increasing interest rates in the credit markets in 1994, the Company actually experienced lower yields on both its loan and investment portfolios in 1994. This was a direct consequence of the Company's general short-term liability sensitive gap position, which enabled the Company to reprice relatively less of its earning asset base to market conditions and in fact required it to carry a substantial portion of this base at yields that had been priced in the declining interest rate environment of 1991 through 1993. On the other hand, despite a short-term liability sensitive position, the Company actually managed to slightly decrease its cost on interest bearing liabilities over prior year. In 1994, the yield on average earning assets for the Company declined 37 basis points from prior year levels, while the cost on interest bearing liabilities declined 5 basis points from 1993 levels, producing a net gap of 32 basis points.

                      During 1995, interest income increased approximately 13.7%
                      over prior year levels. This increase was primarily due to a contribution from the loan portfolio being approximately
                      17.4% more than prior year levels. Average loans
                      outstanding increased 9.1% in 1995 over 1994 and the yield on this portfolio increased 81 basis points over the same
                      period. Average investment securities volume increased as
                      the yield realized on the investment portfolio decreased 7 basis points in 1995 from 1994. From this combination,
Net Interest Margin   investment income increased approximately 2.5% from prior
-------------------   period levels. Average federal funds sold decreased 15.3%
[GRAPH APPEARS HERE]  and interest earned on federal funds sold increased 19.8%
     1991 5.23%       due to higher rates earned during 1995. Substantially
     1992 5.73%       lower levels for average interest bearing deposits
     1993 5.88%       resulted in a reduction of approximately 73.0% in interest
     1994 5.53%       income in 1995 from the prior year.
     1995 5.78%
                      During 1994, interest income increased approximately 4.0% over prior year levels. This increase was realized primarily due to contributions from the consumer and real estate loan portfolios of approximately 15.6% and 10.2% more than prior year levels. In contrast, commercial loan income was approximately 4.4% lower in 1994. Average investment securities volume decreased as did the yields realized on the investment portfolio for 1994.
                      Consequently, investment income declined approximately
                      10.6% from prior period levels. In contrast, average federal funds sold and interest earned on federal funds sold increased 16.9% and 58.3%, respectively, in 1994.
                      Substantially higher levels for average interest bearing deposits and the interest earned on these deposits contributed approximately $142 thousand more to interest income in 1994 than in the prior year.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations, (Continued)
--------------------------------------------------------------------------------


                      Interest expense increased 19.9% in 1995 after increasing 7.9% in 1994. Average interest bearing liabilities increased approximately 6.3% in 1995 after experiencing a 9.0% increase in 1994. The increase in interest expense is due to both the significant growth in interest bearing liability volume and a 50 basis point increase in cost of funds for 1995. Interest expense increased 7.9% in 1994 after declining 16.0% in 1993. Average interest bearing liabilities increased approximately 9.0% in 1994 after experiencing a .6% decrease in 1993. The increase in interest expense was due to the significant growth in interest bearing liability volume for 1994. The decline in interest expense for 1993 was due to the significant decline in interest rates during this period.

                      The Company experienced an increase in net interest margin in 1995 of approximately 25 basis points. The net interest margin for 1995 was 5.78% as compared to 5.53% for 1994. A 69 basis point increase in the yield on average earning assets outpacing an increase in the cost of average interest bearing liabilities of 50 basis points was the primary reason for the increase. Average non-interest bearing deposits, traditionally a source of low cost funds, declined 2.1% in 1995 from 1994. The net interest margin in 1994 was 5.53% as compared to 5.88% for 1993. This decrease was the result of a declining yield on average earning assets of 37 basis points outpacing the cost of interest bearing liabilities that decreased only 5 basis points.

                      As the graph for Net Interest Margin on the previous page illustrates, the Company's net interest margin has not fluctuated substantially since 1991. Further discussion of net interest income or its components is included in the sections titled "Summary Financial Results" and "Financial Condition."

Table XI - Volume Analysis of Changes in Interest Income and Expense
-------------------------------------------------------------------------------
(Dollars in Thousands)

                                                                           1995 vs. 1994                     1994 vs. 1993
                                                                        Increase (Decrease)               Increase (Decrease)
                                     Interest Income/Expense              Due to Change in                  Due to Change in
                                  1995       1994         1993    Volume           Rate     Total    Volume       Rate        Total
                                ---------------------------------------------------------------------------------------------------
Earnings assets:
 Loans:
  Commercial...............     $ 6,851     $ 6,168     $ 6,452   $   (9)         $  692   $  683   $ (243)        $   (41)  $ (284)

  Real estate..............       8,470       7,023       6,374    1,098             349    1,447    1,242            (593)     649
  Consumer.................      10,003       8,371       7,240    1,042             590    1,632    1,458            (327)   1,131
                                ---------------------------------------------------------------------------------------------------
Total loans................      25,324      21,562      20,066    2,131           1,631    3,762    2,457            (961)   1,496
 Securities:
  Taxable..................       6,272       6,205       6,923      141             (74)      67      (82)           (636)    (718)

  Tax-exempt...............         146          58          85       92              (4)      88      (13)            (14)     (27)
                                ---------------------------------------------------------------------------------------------------
Total securities...........       6,418       6,263       7,008      233             (78)     155      (95)           (650)    (745)
  Federal funds sold.......         660         551         348      (93)            202      109       66             137      203
  Interest bearing balances
   with other banks........          40         148           6     (153)             45     (108)     137               5      142
                                ---------------------------------------------------------------------------------------------------
Total earning assets.......      32,442      28,524      27,428    2,118           1,800    3,918    2,565          (1,469)   1,096
Interest bearing
 liabilities:
 Demand deposits...........       1,185       1,142         993       28              15       43      101              48      149
 Savings deposits..........       1,770       1,817       1,564        5             (52)     (47)     298             (45)     253
 Time deposits.............       9,112       7,137       6,982      597           1,378    1,975      220             (65)     155
 Purchase funds............         577         447         235      100              30      130      181              31      212
                                ---------------------------------------------------------------------------------------------------
Total interest
 bearing liabilities.......      12,644      10,543       9,774      730           1,371    2,101      800             (31)     769
                                ---------------------------------------------------------------------------------------------------
Net interest income........     $19,798     $17,981     $17,654   $1,388          $  429   $1,817   $1,765         $(1,438)  $  327
                                ===================================================================================================

The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

                                 OTHER INCOME

Table XII - Other Income
--------------------------------------------------------------------------------
(Dollars in Thousands)


                                                                        Increase (Decrease)
                                                                 1995 Over 1994    1994 Over 1993
                                          1995    1994    1993  Amount   Percent   Amount  Percent
                                        ----------------------------------------------------------
Service fees..........................  $2,050  $1,624  $1,504   $ 426     26.23%    $120     7.98%
Other income..........................     699     488     254     211     43.24%     234    92.13%
Commissions on credit life insurance..     553     690     637    (137)   (19.86)      53     8.32%
                                        ----------------------------------------------------------
Total other income....................  $3,302  $2,802  $2,395   $ 500     17.84%    $407    16.99%
                                        ==========================================================

                      Non-interest income increased approximately 18% in 1995
                      over 1994 levels. For 1995, service fee income increased
                      approximately 26% due to both increased volume associated
                      with the growth experienced by the Company on deposit
                      levels and higher service charges enacted in 1995 on
                      demand deposits. Other income increased approximately 43%
                      in 1995, with most of the gain attributable to sales by
                      the Company's financial services division. Commission
                      income on credit insurance products decreased
                      approximately 20% in 1995. High loss experiences by the
                      Company's credit insurance underwriters resulted in the
                      underwriters' companies tightening eligibility standards
Non-Interest Income   for policies issued in the Company's market area in 1995.
-------------------   Sales volumes declined accordingly.
[GRAPH APPEARS HERE]
Millions of Dollars   Non-interest income increased approximately 17% in 1994
   1991 1.959         over 1993 levels. For 1994, service fee income increased
   1992 2.409         approximately 8% due to increased volumes associated with
   1993 2.395         the growth experienced by the Company on deposit levels.
   1994 2.802         Other income increased approximately 92% in 1994, with
   1995 2.302         most of the gain attributable to sales by the Company's
Percentage of Average financial services division. Commission income on credit
Assets                insurance products increased approximately 8% due to
   1991 0.64%         normal growth in the consumer loan portfolio.
   1992 0.75%
   1993 0.73%
   1994 0.78%
   1995 0.87%

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations, (Continued)
--------------------------------------------------------------------------------


OTHER EXPENSES

Table XIII - Other Expenses
--------------------------------------------------------------------------------
(Dollars in Thousands)


                                                                 Increase (Decrease)
                                                           1995 over 1994     1994 over 1993
                                 1995     1994     1993   Amount    Percent   Amount  Percent
                              ---------------------------------------------------------------
Salaries and benefits........  $ 5,776  $ 4,991  $ 4,880  $  785     15.73%    $111     2.27%
Net occupancy................      954      626      481     328     52.40      145    30.15
Advertising..................      708      543      485     165     30.39       58    11.96
Regulatory assessments.......      480      757      718    (277)   (36.59)      39     5.43
Data processing expense......      563      200      147     363    181.50       53    36.05
Other........................    4,508    4,142    3,661     366      8.84      481    13.14
                              ---------------------------------------------------------------
                               $12,989  $11,259  $10,372  $1,730     15.37%    $887     8.56%
                              ===============================================================

                      Total non-interest expenses increased approximately 15% from 1994 to 1995 and approximately 9% from 1993 to 1994. The increase for 1995 is attributable to several factors. First, the Company opened two additional offices in 1995. Secondly, incorporating into 1995 the effect of a full year's worth of operations from two more offices that were opened in mid-1994 contributed to this increase. The increase realized in 1994 over 1993 was attributable primarily to start-up costs connected with the introduction of Matewan Bank FSB and its two Kentucky offices. The ratio on noninterest expense to average assets increased from 3.14% in 1994 to 3.43% in 1995. The same ratio decreased to 3.14% from 3.16% in 1994 from 1993. This increasing ratio is due primarily to the Company's expansion efforts.

                      The ability of the Company to maintain satisfactory profit margins is dependent upon its ability to control
                      noninterest expenses. Increasing pressure on interest
                      spreads also places heavier reliance on maintaining
                      control of these noninterest expenses. Increasing
                      competitive pressures would tend to provide a greater
                      incentive for a company to leverage these expenses over a
                      wider range of business, therefore maximizing the
                      efficiency of such expenses. The "efficiency ratio" is
                      determined by dividing the total noninterest expenses by
                      the sum of net interest income and noninterest income.
                      Generally, a ratio in the 50% - 60% range is an indicator
                      of an efficient operation. For the past three years, the
                      Company has witnessed an increase in its efficiency ratio
                      from 51.7% in 1993 to 54.2% in 1994 to 56.2% in 1995. The
Efficiency Ratio      increasing trend is largely a function of increased costs
----------------      related to the start-up of Matewan Bank FSB and subsequent
[GRAPH APPEARS HERE]  opening of five new offices Company-wide in the last two
  1991 56.65%         years. Even with the increases, which management views as
  1992 51.49%         nonrecurring aberrations, the Company compares favorably
  1993 51.73%         with its peer group on efficiency ratio measures.
  1994 54.17%
  1995 56.23%         Salaries and benefits increased approximately $785
                      thousand (16%) in 1995 after increasing approximately $111 thousand (2%) in 1994. Staffing expenses related to Matewan Bank FSB and the new offices, increasing health-care expenses, and normal salary increases were the primary reason for the increases.

                      Net occupancy expenses increased approximately $328 thousand (52%) and $145 thousand (30%) in 1995 and 1994, respectively. Capital expenditures related to Matewan Bank FSB, the new offices opened, the relocation of the corporate and administrative offices to Williamson, and the construction activity on the Money Center, the Company's centralized loan processing office, were the primary reasons for the increase.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------


Non-Interest Expense Advertising costs fluctuate with management's evaluation -------------------- of the benefit to be gained from additional media
[GRAPH APPEARS HERE]  exposure. Management determined that additional
Millions of Dollars   advertising would be beneficial, leading to increases of
   1991  9.391        $165 thousand (30%) and $58 thousand (12%) for 1995 and
   1992  9.897        1994, respectively.
   1993 10.372
   1994 11.259        Premiums and assessments for Federal Deposit Insurance
   1995 12.989        Corporation, the Office of the Comptroller of the
Percentage of Average Currency, and the Office of Thrift Supervision decreased
Assets                approximately $277 thousand (37%) in 1995 after increasing
   1991  3.07%        approximately $39 thousand (5%) in 1994. Due to the
   1992  3.07%        revision of the assessment schedule for institutions
   1993  3.16%        paying FDIC premiums into the BIF Fund, the Matewan
   1994  3.14%        National Bank incurred lower premium assessments for the
   1995  3.43%        last half of 1995. In addition, in the third quarter of
                      1995, the Bank received a refund of approximately $190 thousand on its 1995 premium. For 1996, the Bank expects to pay an annual assessment of $2 thousand. Matewan Bank
                      FSB, as a SAIF institution, incurred no such 1995 annual adjustment. The Company anticipates that Matewan Bank FSB could incur a one-time special assessment of approximately
                      $186 thousand in 1996.

                      Data processing expense increased approximately $363 thousand (182%) in 1995 after experiencing an approximate $53 thousand (36%) increase in 1994. The outsourcing of the Company's data processing function to EDS and the subsequent conversion process were the major reasons for this increase. This outsourceing is expected to enable the Company to provide an additional variety of services to its customers.

                      Consistent with the overall impact of the expansion projects undertaken by the Company in recent years, other operating expenses increased $366 thousand (9%) in 1995 and $481 thousand (13%) in 1994. Other operating expenses is comprised of several components, including telephone, postage, equipment expense, and other miscellaneous expenses. These items have increased due to the expansion projects initiated by the Company.

                      APPLICABLE INCOME TAXES

                      Income tax expense was $2,983 thousand in 1995, $2,876 thousand in 1994 and $3,269 thousand in 1993. The Company's effective tax rate for the past three years has been 36.4% for 1995, 36.5% for 1994, and 39.0% for 1993.
                      Management is actively pursuing tax favored investments which carry attractive yields in an attempt to maximize earnings and reduce the Company's effective tax rate.

                      EFFECTS OF CHANGING PRICES

                      The consolidated financial statements and related data included herein have been portrayed in accordance with generally accepted accounting principles which require the measurement of the Company's financial position and results of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
--------------------------------------------------------------------------------


(Dollars in Thousands, Except Per Share Data)

                                                                         December 31
                                                                       1995       1994
                                                                    --------------------
Assets
Cash and due from banks...........................................   $ 23,881   $ 20,539
Federal funds sold................................................     17,237      4,770
                                                                    --------------------
Cash and cash equivalents.........................................     41,118     25,309

Interest bearing deposits in other banks..........................      5,704      2,876
Investment securities:
 Available-for-sale at fair value.................................     32,429     11,051
 Held-to-maturity (approximate fair value of $73,839 and
       $95,904 at December 31, 1995 and 1994).....................     73,299     98,930
Loans, net........................................................    228,568    214,744
Premises and equipment............................................      9,692      9,252
Accrued interest receivable and other assets......................     10,224      9,248
                                                                    --------------------
Total assets......................................................   $401,034   $371,410
                                                                    ====================

Liabilities and shareholders' equity
Liabilities:
 Deposits:
       Non-interest bearing.......................................   $ 44,917   $ 44,130
       Interest bearing...........................................    289,470    266,517
                                                                    --------------------
Total deposits....................................................    334,387    310,647

Short-term borrowings:
 Repurchase agreements............................................      9,361     12,089
 Other............................................................      8,349      2,908
Accrued interest payable and other liabilities....................      3,120      3,963
                                                                    --------------------
Total liabilities.................................................    355,217    329,607

Shareholders' equity:
 Preferred stock-$1 par value; 1,000,000 shares authorized;
    none issued...................................................         --         --
 Common stock-$1 par value; 10,000,000 shares authorized;
    3,684,104 shares outstanding at December 31, 1995, including
    16,753 shares in treasury; 3,349,344 shares outstanding at
    December 31, 1994, including 15,640 shares in treasury........      3,684      3,349
 Capital surplus..................................................     12,182      6,460
 Retained earnings................................................     29,976     32,185
 Treasury stock...................................................        (78)       (48)
 Net unrealized gain (loss) on available-for-sale securities......         53       (143)
                                                                    --------------------
Total shareholders' equity........................................     45,817     41,803
                                                                    --------------------
Total liabilities and shareholders' equity........................   $401,034   $371,410
                                                                    ====================

See notes to consolidated financial statements.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Income
--------------------------------------------------------------------------------


(Dollars in Thousands, Except Per Share Data)

                                                           Year Ended December 31
                                                          1995      1994     1993
                                                        ---------------------------
Interest income:
 Interest and fees on loans............................  $25,324   $21,562  $20,066
 Interest and dividends on investment securities:
    Taxable............................................    6,272     6,205    6,923
    Tax-exempt.........................................      146        58       85
 Federal funds sold and other..........................      700       699      354
                                                        ---------------------------
Total interest income..................................   32,442    28,524   27,428


Interest expense:
 Deposits..............................................   12,067    10,096    9,539
 Short-term borrowings.................................      577       447      235
                                                        ---------------------------
Total interest expense.................................   12,644    10,543    9,774
                                                        ---------------------------
Net interest income....................................   19,798    17,981   17,654
Provision for loan losses..............................    1,908     1,643    1,285
                                                        ---------------------------
Net interest income after provision for loan losses....   17,890    16,338   16,369

Other income:
 Service charges and fees..............................    2,050     1,624    1,504
 Credit life insurance commissions.....................      553       690      637
 Other.................................................      699       488      254
                                                        ---------------------------
Total other income.....................................    3,302     2,802    2,395

Other expenses:
 Salaries and employee benefits........................    5,776     4,991    4,880
 Net occupancy.........................................      954       626      481
 Equipment.............................................      811       783      635
 Outside data processing...............................      563       200      147
 Advertising...........................................      708       543      485
 Federal deposit insurance and regulatory assessments..      480       757      718
 Other.................................................    3,697     3,359    3,026
                                                        ---------------------------
Total other expenses...................................   12,989    11,259   10,372
                                                        ---------------------------
Income before income taxes.............................    8,203     7,881    8,392
Applicable income taxes................................    2,983     2,876    3,269
                                                        ---------------------------
Net income.............................................  $ 5,220   $ 5,005  $ 5,123
                                                        ===========================
Net income per common share............................  $  1.42   $  1.36  $  1.40
                                                        ===========================
Average common shares outstanding......................    3,668     3,668    3,668
                                                        ===========================

See notes to consolidated financial statements.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity
--------------------------------------------------------------------------------

(Dollars in Thousands, Except Per Share Data)

                                                                                            Net
                                                                                        Unrealized
                                                                                       Gain (Loss)
                                                                                            On
                                                                                        Available-
                                         Common  Capital   Retained   Treasury           for-Sale
                                         Stock   Surplus   Earnings     Stock           Securities                    Total
                                         -------------------------------------------------------------------------------------

Balances at January 1, 1993............  $  209  $ 9,600    $24,241       $(30)           $ (68)                       $33,952
 Net income - 1993.....................      --       --      5,123         --               --                          5,123
 Dividends on common stock
   ($ .28 per share)...................      --       --     (1,042)        --               --                         (1,042)
 Four-for-one stock split
   in the form of a 300%
   stock dividend......................     628     (628)        --         --               --                             --
 Change in net unrealized loss on
   marketable equity securities........      --       --         --         --               (1)                            (1)
                                         -------------------------------------------------------------------------------------
Balances at December 31, 1993..........     837    8,972     28,322        (30)             (69)                        38,032
 Adjustment to beginning
   balance for change in
   accounting method, net of
   deferred income taxes...............      --       --         --         --              127                            127
 Net income - 1994.....................      --       --      5,005         --               --                          5,005
 Dividends on common stock
   ($ .31 per share)...................      --       --     (1,142)        --               --                         (1,142)
 Four-for-one stock split
   in the form of a 300%
   stock dividend......................   2,512   (2,512)        --         --               --                            --
 Change in net unrealized loss
   on available-for-sale securities,
   net of deferred income taxes........      --       --         --         --             (201)                          (201)
 Acquisition of treasury shares........      --       --         --        (18)              --                            (18)
                                         -------------------------------------------------------------------------------------
Balances at December 31, 1994..........   3,349    6,460     32,185        (48)            (143)                        41,803
 Net income - 1995.....................      --       --      5,220         --               --                          5,220
  Dividends on common stock
   ($ .38 per share)...................      --       --     (1,400)        --               --                         (1,400)
 Common stock dividend (10%)...........     335    5,691     (6,026)        --               --                             --
 Cash paid on fractional shares........      --       --         (3)        --               --                             (3)
 Change in net unrealized gain (loss)
   on available-for-sale securities,
   net of deferred income taxes........      --       --         --         --              196                            196
 Acquisition of treasury shares........      --       --         --        (56)              --                            (56)
 Sale of treasury shares...............      --       31         --         26               --                             57
                                         -------------------------------------------------------------------------------------
Balances at December 31, 1995..........  $3,684  $12,182    $29,976       $(78)           $  53                        $45,817
                                         =====================================================================================

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

(Dollars in Thousands)

                                                                                         Year Ended December 31
                                                                                       1995       1994       1993
                                                                                     ------------------------------
Operating activities
Net income.........................................................................  $  5,220   $  5,005   $  5,123
Adjustments to reconcile net income to net cash provided by operating activities:
 Depreciation......................................................................       760        658        593
 Amortization......................................................................       508        547        480
 Provision for loan losses.........................................................     1,908      1,643      1,285
 Deferred income taxes (benefit)...................................................        70        140       (204)
 Gain on sale of assets............................................................      (103)      (117)       (33)
 Net change in accrued interest receivable and other assets........................    (1,354)    (1,432)        (6)
 Net change in accrued interest payable and other liabilities......................      (843)     1,790         19
                                                                                     ------------------------------
Net cash provided by operating activities..........................................     6,166      8,234      7,257

Investing activities
Proceeds from maturities of available-for-sale securities..........................     7,925     25,937         --
Purchases of available-for-sale securities.........................................   (12,800)    (5,971)        --
Proceeds from maturities of held-to-maturity securities............................    47,360     10,000         --
Purchases of held-to-maturity securities...........................................   (38,236)   (40,680)        --
Proceeds from maturities of investment securities..................................        --         --     52,567
Purchases of investment securities.................................................        --         --    (45,382)
Net change in interest bearing deposits in other banks.............................    (2,828)    (2,874)       121
Net change in loans................................................................   (15,732)   (20,535)   (24,373)
Purchases of premises and equipment................................................    (1,371)    (2,346)    (1,028)
Proceeds from sale of premises and equipment.......................................       274        187         20
                                                                                     ------------------------------
Net cash used in investing activities..............................................   (15,408)   (36,282)   (18,075)

Financing activities
Net change in deposits.............................................................    23,740     19,494     10,036
Net change in short-term borrowings................................................     2,713      3,407       (342)
Cash paid on fractional shares from stock dividend.................................        (3)        --         --
Cash dividends paid................................................................    (1,400)    (1,142)    (1,042)
Purchase of treasury shares........................................................       (56)       (18)        --
Sale of treasury shares............................................................        57         --         --
                                                                                     ------------------------------
Net cash provided by financing activities..........................................    25,051     21,741      8,652
                                                                                     ------------------------------
Increase (decrease) in cash and cash equivalents...................................    15,809     (6,307)    (2,166)

Cash and cash equivalents at beginning of year.....................................    25,309     31,616     33,782
                                                                                     ------------------------------
Cash and cash equivalents at end of year...........................................  $ 41,118   $ 25,309   $ 31,616
                                                                                     ==============================


See notes to consolidated financial statements.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements
--------------------------------------------------------------------------------

1. Summary of Significant Accounting Policies (Dollars in thousands)

Organization

Matewan BancShares, Inc. (the Company) is a bank holding company with three financial institution subsidiaries engaged in community banking activities and providing financial services to individuals and businesses throughout seven counties in southern West Virginia and eastern Kentucky. The Company considers all of its principal business activities to be banking related.

Principles of Consolidation

The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practices within the banking industry. The accompanying consolidated financial statements include the accounts of Matewan BancShares, Inc. and its wholly-owned subsidiaries, Matewan National Bank, Matewan Bank, FSB, and Matewan Venture Fund, Inc. All significant intercompany balances and transactions have been eliminated in consolidation. The following is a summary of the more significant policies.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers cash and due from banks and federal funds sold as cash and cash equivalents.

Investment Securities

Management determines the appropriate classification of debt securities at the time of purchase. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

Debt securities not classified as held-to-maturity and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of deferred income taxes, reported in a separate component of shareholders' equity. The Company does not hold investment securities for trading purposes.

The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Realized gains and losses and declines in value judged to be other-than-temporary are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

On January 1, 1995, the Company adopted Financial Accounting Standards Board Statement (FASB) No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by FASB Statement No. 118. Under this standard, the 1995 allowance for loan losses related to loans that are identified for evaluation in accordance with Statement 114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Prior to 1995, the allowance for loan losses related to these loans was based on undiscounted cash flows or the fair value of the collateral for collateral dependent loans. The adoption of this pronounce-

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------


ment did not materially impact the Company's financial statements, accounting policies, nonperforming loans, or determination of the adequacy of the allowance for loan losses.

The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated loan losses. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed principally on the straight-line method over the estimated useful lives of the assets.

Income Taxes

Deferred income taxes are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the statutory tax rate. The Company and its subsidiaries file consolidated federal and state income tax returns. Each subsidiary provides for income taxes on a separate return basis and remits amounts determined to be currently payable to the Company.

Revenue Recognition

Interest on loans and amortization of unearned income are computed by methods which generally result in level rates of return on principal amounts outstanding.

The accrual of interest income generally is discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed, and interest accrued in prior years is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest, and the loan is in the process of collection. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation becomes current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Credit life insurance commissions on loans (principally short-term installment loans) are being recognized as collected. The use of this method of recognition does not produce results which are materially different from that which would have been produced if such commissions were deferred and amortized as an adjustment of loan yield over the life of the related loan.

Employee Benefit Plan

The Company has a defined benefit pension plan covering substantially all employees (see Note 11). Pension costs are actuarially determined and charged to expense. The Company provides no postemployment or postretirement benefits other than pension benefits.

Net Income Per Common Share

Net income per common share is computed based on the weighted average number of common shares outstanding during the applicable period. All share data have been restated for the stock splits and dividends declared in each of the years presented.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------


2. Acquisition Activity (Dollars in thousands)

In September 1995, the Company entered into a definitive agreement with Banc One Corporation and Bank One Kentucky Corporation under which the Company will acquire all of the outstanding common stock of Bank One, Pikeville, N.A. for $28,600. This transaction will be accounted for under the purchase method of accounting. The Company will finance this transaction with the issuance of convertible preferred stock with estimated proceeds of $16,050, long-term debt of $12,000, and available cash of $550. The Company expects to finalize this transaction during the first quarter of 1996.

Following is unaudited summarized financial information of Bank One, Pikeville, N.A. at December 31, 1995:

            Investments                                          $ 11,921
            Securities sold under agreement to repurchase....      42,321
            Loans, net.......................................     150,762
            Total assets.....................................     224,874
            Deposits.........................................     190,664
            Shareholders' equity.............................      19,482

In 1994, the Company contributed capital of $4,000 to form Matewan Bank, FSB, a wholly-owned federal savings bank subsidiary of the Company. At December 31, 1995, FSB operates two traditional branch offices and two supermarket branch offices, all located in eastern Kentucky, with total assets approximating $41,700.

The Company has acquired banks in prior years in acquisitions accounted for using the purchase method of accounting. The purchase prices were allocated to the identifiable tangible and intangible assets acquired and liabilities assumed based upon their estimated fair value at the date of consummation.

Intangible assets representing the present value of future net income to be earned from deposits acquired of approximately $2,730 are being amortized on a straight-line basis over a period approximating the expected run-off of the related deposits. Accumulated amortization approximated $1,070 and $875 at December 31, 1995 and 1994, respectively.

3. Restrictions on Cash and Due From Bank Accounts (Dollars in thousands)

The bank subsidiary of the Company is required to maintain average reserve balances with the Federal Reserve Bank or as cash in its vault. The average amount of those reserve balances for the year ended December 31, 1995, approximated $2,770.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------


4. Investment Securities (Dollars in thousands)

The following is a summary of available-for-sale securities and held-to-maturity securities:

                                                                    December 31, 1995
                                                    ---------------------------------------------------
                                                                      Gross         Gross     Estimated
                                                      Amortized    Unrealized     Unrealized    Fair
                                                        Cost          Gains         Losses      Value
                                                    ---------------------------------------------------
Available-for-Sale Securities
U.S. Treasury securities and obligations of
U.S. government agencies...........................     $27,832        $181        $   (15)   $27,998
Obligations of states and political  subdivisions..       2,134          26             --      2,160
Other securities...................................       2,375          --           (104)     2,271
                                                    ---------------------------------------------------
Total..............................................     $32,341        $207        $  (119)   $32,429
                                                    ===================================================
Held-to-Maturity Securities
U.S. Treasury securities and obligations of
U.S. government agencies...........................     $71,983        $677        $  (151)   $72,509
Obligations of states and political subdivisions...       1,316          16             (2)     1,330
                                                    ---------------------------------------------------
Total..............................................     $73,299        $693        $  (153)   $73,839
                                                    ===================================================

                                                                       December 31, 1994
                                                    ---------------------------------------------------
                                                                      Gross         Gross     Estimated
                                                       Amortized   Unrealized     Unrealized    Fair
                                                         Cost         Gains         Losses      Value
                                                    ---------------------------------------------------
Available-for-Sale Securities
U.S. Treasury securities and obligations of
U.S. government agencies...........................     $ 8,988        $  --       $   (36)   $ 8,952
Other securities...................................       2,280           --          (181)     2,099
                                                    ---------------------------------------------------
Total..............................................     $11,268        $  --       $  (217)   $11,051
                                                    ===================================================

Held-to-Maturity Securities
U.S. Treasury securities and obligations of
U.S. government agencies...........................     $88,668          $12       $(2,849)   $85,831
Mortgage-backed securities                                8,551           41          (218)     8,374
Obligations of states and political subdivisions          1,312           10           (23)     1,299
Other securities...................................         399            1            --        400
                                                    ---------------------------------------------------
Total..............................................     $98,930          $64       $(3,090)   $95,904
                                                    ===================================================


On November 15, 1995, the FASB staff issued a Special Report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities. In accordance with provisions in that Special Report, the Company chose to reclassify securities from held-to-maturity to available-for-sale. At the date of transfer, the amortized cost of those securities was $18,293 and the unrealized gain on those securities was $73 (net of $49 in deferred income taxes), which is included in shareholders' equity.

The amortized cost and estimated fair values of investment securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay the obligations without prepayment penalties.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES
(Notes To Consolidated Financial Statements, (Continued)
--------------------------------------------------------------------------------

                                                     Estimated
                                          Amortized    Fair
                                            Cost       Value
                                          --------------------
Available-for-sale
Due in one year or less.................    $14,142    $14,210
Due after one year through five years...     15,824     15,948
Due after five years through ten years..         --         --
Due after ten years.....................         --         --
Equity securities.......................      2,375      2,271
                                          --------------------
                                            $32,341    $32,429
                                          ====================

Held-to-maturity
Due in one year or less.................    $13,236    $13,258
Due after one year through five years...     58,361     58,812
Due after five years through ten years..      1,459      1,523
Due after ten years.....................        243        246
                                          --------------------
                                            $73,299    $73,839
                                          ====================

The Company sold no investment securities during the three years in the period ended December 31, 1995.

At December 31, 1995 and 1994, investment securities with carrying amounts of $41,300 and $35,600, respectively, were pledged to secure public deposits and for other purposes.


5. Loans (Dollars in thousands)

Major classifications of loans are as follows:


                                                      December 31
                                                    1995       1994
                                                  -------------------
Commercial and financial loans..................  $ 63,581   $ 64,821
Real estate loans...............................    88,197     76,908
Consumer loans..................................    80,796     77,564
                                                  -------------------
                                                   232,574    219,293
Less unearned income............................    (1,033)    (1,617)
                                                  -------------------
                                                   231,541    217,676
Less allowance for loan losses..................    (2,973)    (2,932)
                                                  -------------------
Loans - net.....................................  $228,568   $214,744
                                                  ===================

The Company grants commercial and financial, real estate, and consumer loans primarily to customers in southern West Virginia and eastern Kentucky. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their obligations is either directly or indirectly dependent upon the coal industry. Substantially all loans outstanding are collateralized by real estate, equipment, and personal consumer goods.

The Company's subsidiaries have granted loans to officers and directors of the Company and its subsidiaries and to their associates. Related party loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------


The following presents the activity with respect to related party loans:

           Balance at January 1, 1995...........................  $ 4,208
           Loans made...........................................      792
           Principal collected..................................   (1,608)
                                                                  -------
           Balance at December 31, 1995.........................  $ 3,392
                                                                  =======

6. Allowance for Loan Losses (Dollars in thousands)

A summary of changes in the allowance for loan losses follows:

                                                                   1995      1994      1993
                                                                  -------   -------   -------
Balance at beginning of year....................................  $ 2,932   $ 2,961   $ 2,470
Loans charged off...............................................   (2,394)   (2,128)   (1,214)
Loan recoveries.................................................      527       456       420
                                                                  -------   -------   -------
Net charge-offs.................................................   (1,867)   (1,672)     (794)
Provision charged to expense....................................    1,908     1,643     1,285
                                                                  -------   -------   -------
Balance at end of year..........................................  $ 2,973   $ 2,932   $ 2,961
                                                                  =======   =======   =======

At December 31, 1995, the recorded investment in loans that is considered to be impaired under Statement 114 was $6,520 (of which $278 was on a nonaccrual basis). Included in this amount is $863 of impaired loans for which the related allowance for loan losses is $274 and $5,657 of impaired loans that, as a result of write-downs or being well secured, do not have an allowance for loan losses. The average recorded investment in impaired loans during the year ended December 31, 1995, was approximately $5,713. The Company recognized interest income on those impaired loans of $852, which included $842 of interest income recognized using the cash basis method of income recognition.

7. Premises and Equipment (Dollars in thousands)

The major categories of premises and equipment and related accumulated depreciation are summarized as follows:

                                    December 31
                                   1995      1994
                                 -----------------

Land...........................  $ 1,900   $ 1,992
Buildings and improvements.....    9,492     8,910
Furniture and equipment........    4,363     3,680
                                 -----------------
                                  15,755    14,582
Less accumulated depreciation..   (6,063)   (5,330)
                                 -----------------
                                 $ 9,692   $ 9,252
                                 =================

The Company has entered into noncancelable lease agreements (operating leases) with respect to certain premises and equipment. The minimum annual rental commitment under these operating leases is: 1996-$375; 1997-$370; 1998-$280; 1999-$175; 2000-$110; with $1,190 of commitments extending beyond 2000.

Total rent expense, including cancelable and noncancelable leases, approximated $450, $380, and $280 in 1995, 1994, and 1993.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------


8. Short-Term Borrowings (Dollars in thousands)

The Company's banking subsidiaries are members of the Federal Home Loan Bank
(FHLB) (Pittsburgh and Cincinnati). One benefit of the banking subsidiaries' membership in the FHLB is the availability of short-term and long-term funding, in the form of collateralized advances. The available line of credit at prevailing market interest rates, at December 31, 1995, approximates $78,000. Short-term borrowings from the FHLB at December 31, 1995, approximated $5,000 at an interest rate of 6.05%.

Short-term borrowings consist primarily of commercial repurchase agreements and other short-term deposits. The weighted average interest rate on short-term borrowings approximated 4.92% and 3.24% at December 31, 1995 and 1994. Interest paid on deposits and short-term borrowings approximated $12,340, $10,365, and $9,895 in 1995, 1994, and 1993.

9. Restrictions on Subsidiary Dividends (Dollars in thousands)

The primary source of funds for dividends paid by the Company to its shareholders is dividends received from its bank subsidiary, Matewan National Bank. Dividends paid by the Bank are subject to restriction by banking regulations. The restrictive provision requires approval by the Comptroller of the Currency if dividends declared in any year exceed the current year's net income, plus the retained net profits of the two preceding years. During 1996, the Bank's net retained profits available for distribution to the Company as dividends, without regulatory approval, approximate $1,000 plus net income for the interim period through the date of declaration.

10. Income Taxes (Dollars in thousands)

The applicable income tax provision included in the consolidated statements of income is summarized as follows:

                   1995    1994    1993
                  ----------------------
Current:
 Federal........  $2,520  $2,335  $2,994
 State..........     393     401     479
                  ----------------------
Total current...   2,913   2,736   3,473

Deferred:
 Federal........      56     118    (173)
 State..........      14      22     (31)
                  ----------------------
Total deferred..      70     140    (204)
                  ----------------------
Total...........  $2,983  $2,876  $3,269
                  ======================

The Company incurred no taxes related to securities transactions during the three year period ended December 31, 1995.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------


A reconciliation between the amount of reported income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

                                                    1995             1994               1993
                                               Amount  Percent  Amount  Percent   Amount    Percent
                                               ----------------------------------------------------
Computed tax at statutory federal rate.......   $2,789  34.0%    $2,679  34.0%    $2,853     34.0%
Plus:  State income tax net of
 federal tax benefits........................      269   3.3        280   3.6        317      3.8
                                               ----------------------------------------------------
                                                 3,058  37.3      2,959  37.6      3,170     37.8

Increase (decrease) in taxes resulting from:
 Tax-exempt interest..........................     (65)  (.8)       (34)  (.5)       (46)     (.5)
 Other........................................     (10)  (.1)       (49)  (.6)       145      1.7
                                               ----------------------------------------------------
Actual tax expense............................  $2,983  36.4%    $2,876  36.5%   $ 3,269     39.0%
                                               ====================================================

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                   December 31
                                   1995   1994
                                   ------------
Deferred tax assets:
 Allowance for loan losses.......  $ 647  $ 732
 Accrued employee benefits.......     88    138
 Available-for-sale investments..      -     74
 Deferred revenue................    175      -
 Other...........................     16      7
                                   ------------
Total deferred tax assets........    926    951

Deferred tax liabilities:
 Intangible assets...............    353    347
 Premises and equipment..........    183    119
 Available-for-sale investments..     35      -
 Other...........................    140     91
                                   ------------
Total deferred tax liabilities...    711    557
                                   ------------
Net deferred tax assets..........  $ 215  $ 394
                                   ============

Income taxes paid approximated $3,775, $1,825, and $3,300 in 1995, 1994, and 1993.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------


11. Employee Benefit Plan (Dollars in thousands)

The Company has a defined benefit pension plan (the Plan) covering substantially all of its employees. The benefits are based on years of service and the employee's compensation at the date of retirement. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. In 1994, the Company amended the benefit formula of the defined benefit pension plan effective January 1, 1995, in conjunction with the formation of a defined contribution plan.

The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31:

                                                                            1995      1994
                                                                           ----------------
Projected benefit obligation:
  Vested benefit obligation.............................................   $1,976    $1,624
  Nonvested benefit obligation..........................................       40        29
                                                                           ----------------
Accumulated benefit obligation..........................................    2,016     1,653
  Effect of estimated future pay increases..............................      159       295
                                                                           ----------------
Projected benefit obligation............................................    2,175     1,948

Plan assets at fair value...............................................    2,320     2,045
                                                                           ----------------
Projected benefit obligation less than plan assets......................      145        97

Unrecognized prior service benefit......................................     (470)     (275)
Unrecognized net asset at transition, net of amortization...............     (271)     (290)
Unrecognized net loss from past experience different from that assumed..      369       370
                                                                           ----------------
Accrued pension cost included in other liabilities......................   $ (227)   $  (98)
                                                                           ================

Following is a summary of the components of net periodic pension cost:

                                                     1995    1994    1993
                                                    ----------------------
Service cost - benefits earned during the period..  $ 151   $  48   $  44
Interest cost on projected benefit obligation.....    141     132     120
Actual (return) loss on plan assets...............   (428)     93    (177)
Net amortization and deferral.....................    265    (285)      2
                                                    ----------------------
Net periodic pension cost (benefit)...............  $ 129   $ (12)  $ (11)
                                                    ======================

At December 31, 1995 and 1994, a 7% weighted average discount rate and a 3% rate of increase in future compensation levels was used to determine the actuarial present value of the projected benefit obligation. The expected long-term rate of return on plan assets for the three years ended December 31, 1995, was 7%. Plan assets consist principally of United States Treasury and Agency securities, equity securities, mutual funds, and short-term investment funds.

The Company sponsors a defined contribution plan which covers substantially all employees. Contributions to the plan are based on a percentage of the employees' contributions to the plan. The Company contributed $130 to the plan during 1995.

12. Commitments and Contingent Liabilities (Dollars in thousands)

In the normal course of business, the Company offers certain financial products to its customers to aid them in meeting their requirements for liquidity, credit enhancement, and interest rate protection. Generally accepted accounting principles require that these products be accounted for as contingent liabilities and, accordingly, they are not reflected in the accompanying financial statements. The Company's exposure to loss in the event of nonperformance by the counterparty for commitments to extend credit and standby letters of credit is the contract or notional amounts of these instruments. Following is a discussion of these commitments and contingent liabilities:

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------


Standby Letters of Credit: These agreements are used by the Company's customers as a means of improving their credit standing in their dealings with others. Under these agreements, the Company guarantees certain financial commitments in the event that its customers are unable to satisfy their obligations. The Company has issued standby letters of credit of approximately $9,200 and $8,600 as of December 31, 1995 and 1994.

Loan Commitments: At December 31, 1995 and 1994, the Company had commitments outstanding to extend credit of approximately $13,600 and $11,495. These commitments generally require the customers to maintain certain credit standards.

The Company evaluates each customer's credit worthiness on a case-by-case basis. Management generally requires collateral to secure these commitments. The amount of collateral obtained by the Company is based upon management's credit evaluation of the counterparty. Collateral held varies, but may include deposits in financial institutions, accounts receivable, inventory, equipment, and real estate.

Management conducts regular reviews of these commitments and the results are considered in assessing the adequacy of the Company's allowance for loan losses. Management does not anticipate any material losses as a result of these standby letters of credit and loan commitments.

13. Disclosures about Fair Value of Financial Instruments (Dollars in thousands)

FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and Cash Equivalents: The carrying amounts reported in the balance sheets for cash and cash equivalents approximate those assets' fair value.

Interest-Bearing Deposits in Other Banks: The carrying amounts reported in the balance sheets for interest-bearing deposits in other banks approximate those assets' fair value.

Investment Securities: Fair values for investment securities are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of similar instruments.

Loans: The fair values of fixed rate commercial, real estate, and consumer loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Deposits: The estimated fair values of demand deposits (i.e. interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to their carrying amounts. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates, currently being offered on certificates, to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowings: The carrying amounts in the balance sheets for repurchase agreements and other short-term borrowings approximate those liabilities' fair values.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------


The estimated fair values of the Bank's financial instruments are as follows:

                                                     1995                1994
                                             ---------------------------------------
                                              Carrying    Fair    Carrying    Fair
                                              Amounts    Value    Amounts    Value
                                             ---------------------------------------
Financial assets:
  Cash and cash equivalents.................  $ 41,118  $ 41,118  $ 25,309  $ 25,309
  Interest-bearing deposits in other banks..     5,704     5,704     2,876     2,876
  Investment securities.....................   105,728   106,268   109,981   106,955
  Loans.....................................   228,568   232,598   214,744   214,696
Financial liabilities:
  Deposits..................................   334,387   335,901   310,647   310,540
  Short-term borrowings.....................    17,710    17,710    14,997    14,997

14. Stock Dividend

On May 19, 1995, the Company's Board of Directors authorized a 10% common stock dividend payable to shareholders of record on June 1, 1995. Average shares outstanding and per share amounts included in the consolidated financial statements and notes have been adjusted for this stock dividend.

15. Parent Company Only Condensed Financial Information (Dollars in thousands)

Condensed Balance Sheets

                                                                                        December 31
                                                                                     1995         1994
                                                                                  ---------------------
Assets
Cash............................................................................   $   185      $    87
Investment securities - available for sale......................................     2,160           --
Investment securities - held to maturity........................................        29        1,380
Investment in banking subsidiaries..............................................    36,646       38,328
Investment in non-bank subsidiary...............................................       903        1,658
Receivable from bank subsidiary.................................................     5,000           --
Premises and equipment..........................................................       403           58
Other assets....................................................................     1,063          917
                                                                                  ---------------------
Total assets....................................................................   $46,389      $42,428
                                                                                  =====================

Liabilities and shareholders' equity
Liabilities:
 Notes payable..................................................................   $   137      $   137
 Note payable to non-bank subsidiary............................................       300          400
 Other liabilities..............................................................       135           88
                                                                                  ---------------------
Total liabilities...............................................................       572          625
Shareholders' equity............................................................    45,817       41,803
                                                                                  ---------------------
Total liabilities and shareholders' equity......................................   $46,389      $42,428
                                                                                  =====================

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

Condensed Statements of Income

                                                                                        Year Ended December 31
                                                                                       1995      1994      1993
                                                                                     ---------------------------
Income:
 Dividends from bank subsidiary....................................................  $ 7,100   $ 2,008   $ 5,042
 Dividends from non-bank subsidiary................................................       58        64       255
Operating expenses, net............................................................       18        59         1
                                                                                     ---------------------------
Income before (excess dividends) equity in undistributed earnings of subsidiaries..    7,140     2,013     5,296
(Excess dividends) equity in undistributed earnings of subsidiaries................   (1,920)    2,992      (173)
                                                                                     ---------------------------
Net income.........................................................................  $ 5,220   $ 5,005   $ 5,123
                                                                                     ===========================

Condensed Statements of Cash Flows
                                                                                        Year Ended December 31
                                                                                       1995      1994      1993
                                                                                     ---------------------------
Operating activities
Net income.........................................................................  $ 5,220   $ 5,005   $ 5,123
Adjustments to reconcile net income to net cash provided by operating activities:
 Excess dividends (equity in undistributed earnings) of subsidiaries...............    1,920    (2,992)      173
 Depreciation expense..............................................................       12        --        --
 Change in other assets............................................................     (145)      (27)      (76)
 Change in other liabilities.......................................................       47        45        22
 Change in dividends receivable....................................................   (5,000)    3,800    (3,800)
                                                                                     ---------------------------
Net cash provided by operating activities..........................................    2,054     5,831     1,442

Investing activities
Maturity of interest-bearing deposit...............................................       --        --       122
Investment in subsidiary...........................................................       --    (3,351)       --
Return of investment from subsidiary...............................................      697        --       400
Purchases of premises and equipment................................................     (358)       --      (709)
Purchase of investment securities..................................................     (793)   (1,380)       --
                                                                                     ---------------------------
Net cash used in investing activities..............................................     (454)   (4,731)     (187)


Financing activities
Cash dividends paid................................................................   (1,400)   (1,142)   (1,042)
Purchase of treasury stock.........................................................      (56)      (18)       --
Sale of treasury stock.............................................................       57        --        --
Cash paid on fractional shares.....................................................       (3)       --        --
Payment of note payable............................................................     (100)       --      (100)
                                                                                     ---------------------------
Net cash used in financing activities..............................................   (1,502)   (1,160)   (1,142)
                                                                                     ---------------------------
Increase (decrease) in cash........................................................       98       (60)      113
Cash at beginning of year..........................................................       87       147        34
                                                                                     ---------------------------
Cash at end of year................................................................  $   185   $    87   $   147
                                                                                     ===========================

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------


16. Quarterly Financial Data - Unaudited (Dollars in thousands)

Quarterly financial data for 1995 and 1994 is summarized below:

                                                 Quarter Ended
                             March 31     June 30     September 30  December 31
                            ----------------------------------------------------
1995
Interest income............    $7,605      $8,004        $8,289       $8,544
Interest expense...........     2,900       3,137         3,292        3,315
Net interest income........     4,705       4,867         4,997        5,229
Provision for loan losses..       345         484           432          647
Net income.................     1,239       1,165         1,201        1,615
Earnings per share.........       .34         .32           .33          .44

1994
Interest income............    $6,771      $6,917        $7,169       $7,667
Interest expense...........     2,464       2,552         2,698        2,829
Net interest income........     4,307       4,365         4,471        4,838
Provision for loan losses..       451         482           360          350
Net income.................     1,079       1,229         1,236        1,461
Earnings per share.........       .29         .34           .34          .40

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

Report of Independent Auditors
--------------------------------------------------------------------------------

The Board of Directors and Shareholders
Matewan BancShares, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Matewan BancShares, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Matewan BancShares, Inc. and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



                                                 /s/ Ernst & Young LLP


Charleston, West Virginia
February 29, 1996

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

Corporate Information
--------------------------------------------------------------------------------

                      Annual Meeting

                      The Annual Meeting of the Shareholders of Matewan BancShares, Inc. will be held at 11:00 a.m. on Tuesday, April 9, 1996 at the Charleston Marriott, 200 Lee Street East, Charleston, West Virginia. Shareholders of record of March 1, 1996 will be eligible to vote on matters brought before the shareholders at this time.

                      Stock Listing

                      The common stock of Matewan BancShares, Inc. trades on the NASDAQ National Market System under the symbol "MATE." The firms of Wheat, First Securities, Inc., Scott & Stringfellow, Ferris Baker Watts, Inc., and Heine, Geduld, Inc. currently make a market in the Company's common stock.

                      Transfer Agent

                      Inquiries regarding shareholder records, stock transfers, changes in ownership or address, and dividend payment should be directed to the transfer agent at the following address:

                      Wachovia Bank of North Carolina, N.A.
                      Corporate Trust Department
                      P.O. Box 3001
                      Winston-Salem, North Carolina 27102

                      Independent Auditors
                      Ernst & Young LLP, Charleston, West Virginia

                      Executive Offices
                      Matewan BancShares, Inc.
                      Second Avenue and Vinson Street
                      Williamson, West Virginia 25661
                      (304)235-1544

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

Directors Of Matewan BancShares, Inc.
--------------------------------------------------------------------------------

DIRECTORS

Matewan BancShares, Inc.

Frank E. Ellis, M.D.                         Dan R. Moore                             Lafe P. Ward
Physician, Frank Ellis & Associates, Inc.    President and Chairman of the Board      Attorney at Law

James H. Harless                             Betty Jo Moore                           George Kostas
Chairman of the Board                        President & CEO                          Pharmacist/President
Gilbert Imported Hardwoods, Inc.             Moore Ford, Moore Chevrolet              Aracoma Drug Company, Inc.

Amos J. Hatfield                             Sidney R. Young, Jr.
Owner, Gilbert Furniture Company             Mining Consultant


LOCATIONS
  MATEWAN NATIONAL BANK
  Full-Service Locations

  Matewan *                                  Williamson*                              Gilbert *
  600 Mate Street                            Second Avenue and Vinson Street          Main Street, Route 52
  Matewan, West Virginia 25678               Williamson, West Virginia 25661          Gilbert, West Virginia 25621

  Delbarton                                  Danville *                               Kermit *
  Helena Avenue                              149 Smoot Avenue                         Eastgate Shopping Center
  Delbarton, West Virginia 25670             Danville, West Virginia 25053            Kermit, West Virginia 25674

  Logan                                      Logan/Triangle *
  325 Stratton Street                        80 Riverview Drive
  Logan, West Virginia 25601                 Logan, West Virginia 25601

  Loan and Investment Center

  The Money Center *
  249 Second Avenue
  Williamson, West Virginia 25661

  MATEWAN BANK, FSB
  Full-Service Locations

  Pikeville *                                Paintsville *
  1086 North Mayo Trail                      300 North Mayo Trail
  Pikeville, Kentucky 41501                  Paintsville, Kentucky 41240

  Food City Express Bank Locations

  Town & Country Plaza*                      Thompson Plaza*
  150 Town Mountain Road                     Goody, Kentucky 41529
  Pikeville, Kentucky 41501



 *Denotes 24 Hour ATM Location

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

Description of Business
--------------------------------------------------------------------------------


                      GENERAL

                      Matewan BancShares, Inc. (the Company or Registrant) is a registered bank holding company organized in 1984 for the purpose of serving as the holding company for the Matewan National Bank (the Bank) as a wholly-owned subsidiary. On December 21, 1987, the Company merged with Guyan Bancshares, Inc. and the Bank was merged with two Guyan Bancshares' subsidiaries, Gilbert Bank and Trust and American National Bank, with the Company and the Bank being the surviving entities in the respective transactions.

                      The Company organized a new entity, Matewan Venture Fund, Inc. (the Fund), on December 16, 1988, as a wholly-owned subsidiary of the Company for the purpose of making venture capital loans and investments within West Virginia. The Company contributed $1 million in capital to the Fund at the date of formation. An additional capital contribution of $1 million to the Fund was made during 1989.

                      The Company established Matewan Bank FSB (the FSB), a wholly-owned federal savings bank on November 9, 1993. FSB, headquartered in Pikeville, Kentucky and authorized to engage in all permissible thrift related activities, commenced business January 3, 1994. The Company provided an initial $4 million capital infusion to FSB on the commencement of business.

                      On September 28, 1995, the Company entered into a definitive agreement with Banc One Corporation and Banc One Kentucky Corporation under which the Company agreed to purchase from Banc One Kentucky Corporation one hundred percent (100%) of the voting stock of Bank One, Pikeville, N.A. (Pikeville), subject to the appropriate regulatory approvals. At December 31, 1995, Pikeville had total assets in excess of $224 million and deposits in excess of $190 million. The transaction is expected to close by the end of the first quarter of 1996 with a purchase price of $28.6 million. Based on the most current available deposit data, the absorption of Pikeville would result in the Company possessing the leading market share of all of the financial institutions operating in its seven county core market area. Pikeville would retain its separate bank charter and operate as Matewan National Bank/Kentucky, a wholly-owned subsidiary of the Company.

                      The Company considers its general market area to be southern West Virginia and eastern Kentucky. More specifically, the Company has identified as its core market the seven county market area comprised of Mingo, Logan, and Boone counties in West Virginia and Pike, Floyd, Johnson, and Martin counties in Kentucky. At December 31, 1995, the Company had consolidated assets of approximately $401.0 million and shareholders' equity of approximately $45.8 million.

                      Matewan National Bank

                      The Bank, organized as a national bank in 1913, maintained its executive office in Matewan, West Virginia from that time until the first quarter of 1994. Since that time it has maintained its executive office in Williamson, West Virginia. The Bank also conducts operations at its branch offices in Matewan, Delbarton, Kermit, Williamson, Gilbert, two locations in Logan, and Danville, West Virginia. The Bank operates drive-in facilities at each of its locations with the exception of its Stratton Street office in Logan. In May of 1994, the Bank opened the Money Center in Williamson, West Virginia. The Money Center, in addition to serving as a centralized location for all of

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------


                      the lending departments of the Bank, also serves as a loan production office, a state-of-the-art loan support office, and the headquarters for the financial services division of the Bank.

                      The Bank provides a full range of commercial banking services. It provides automobile, mobile home, personal household, credit cards, commercial and small business, construction and permanent real estate, student, and various government-guaranteed loans, as well as commercial equipment leasing. The Bank offers a variety of deposit instruments to its customers, such as regular checking and NOW accounts, regular and special passbook savings accounts, money market deposit accounts, certificates of deposit, and IRAs. In addition, certain non-deposit investment alternatives, mainly commercial repurchase agreements, are available. Other Bank services include check cashing, check collection, letters of credit, travelers checks, wire transfers, purchase and redemption of U.S. Government savings bonds, purchase and redemption of U.S. Government and agency obligations for Bank customers, certified and cashier checks, notary public services, safe deposit boxes, electronic income tax filing capability, and credit life and disability insurance. Through its financial services division, the Bank also offers a wide range of nontraditional and uninsured financial products and services, such as mutual fund investments, sale and purchase of debt and equity securities, annuities, and life insurance products.

                      Matewan Venture Fund

                      The Fund was formed on December 16, 1988 as a qualified West Virginia Capital Company. Operations of the Fund are housed in the Bank's Matewan office. The Fund was formed primarily for the purpose of making "venture capital loans and investments" in small and developing companies situated in West Virginia. The Fund initially was capitalized through the purchase of all (1,000 common shares) of the Fund's authorized capital stock by the Company for $1 million. An additional 1,000 shares was authorized, issued, and purchased by the Company for $1 million in December of 1989. Under West Virginia law, the Company's investment in the Fund has generated substantial tax credits against West Virginia tax liabilities. These credits were made available upon the formation of the Fund. The principal activity of the Fund is making venture capital loans to and investments in qualified companies.

                      Matewan Bank FSB

                      FSB was organized and established as a federally chartered "de novo" savings bank on November 9, 1993. FSB established corporate headquarters in Pikeville, Kentucky and commenced business operations at its Pikeville office on January 3, 1994. In November of 1994, FSB commenced operations at a second office located in Paintsville, Kentucky. In the second quarter of 1995, FSB established two additional branch offices inside supermarkets in Pikeville, Kentucky and Goody, Kentucky.

                      FSB is regulated by the Office of Thrift Supervision (the
                      OTS) and is authorized to conduct business that includes providing services covering the full range of thrift related activities. In addition, FSB's charter requires it to maintain its status as a "Qualified Thrift Lender" by maintaining an asset mix in which sixty-five percent (65%) of the computed asset base of FSB is invested in Qualifying Thrift Assets. Qualifying thrift assets include home mortgages, any loan made on liens securing

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------


                      residential real estate, mobile homes, and personal household expenditures. It also includes any investments in stock, deposits, or obligations of most federal and local housing agencies, or any mortgage pool securities. Fixed assets and repossessed real estate similarly qualify.

                      FSB's product offerings also include a variety of deposit instruments to its customers, such as regular checking and NOW accounts, regular passbook savings accounts, money market deposit accounts, certificates of deposit, and IRAs. Other FSB services include check cashing, check collection, letters of credit, travelers checks, wire transfers, purchase and redemption of U.S. Government savings bonds, purchase of U.S. Government and agency obligations for FSB customers, certified and cashier checks, notary public services, safe deposit boxes, electronic tax filing capability, and credit life and disability insurance.

                      FSB was initially capitalized in the amount of $4 million by the Company. Operating losses for FSB have been anticipated in the early periods of its operation as it becomes established in its markets. The FSB's contributions to the overall earnings of the Company were approximately 4% in 1995 and immaterial in 1994.

                      Delivery Systems

                      The Company uses sophisticated technology to enhance its delivery systems. The Company also maintains an integrated PC-based server network system that provides immediate interaction among all operating functions of its subsidiaries, thereby enhancing internal communication and customer service. The Company offers retail customers 24 hour banking via touch-tone telephone by means of an interactive voice response system. In 1996, the Company will also offer retail customers the ability to access account information, transfer funds, and pay certain bills via personal computer. The Company currently utilizes personal computer technology to enable commercial customers to access cash management services via interlinks with the Company's mainframe computer. In addition, utilization of such technology enables the Company to employ sophisticated credit rating and pricing models at its subsidiaries for the purpose of pricing loan products to reflect credit risk more accurately.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------


                      Summary and Mission Statement

                      The following table depicts pertinent financial and operational data of all of the subsidiaries of Matewan BancShares, Inc. as of December 31, 1995 (in thousands of dollars).

                                                                              Total    Employees
                                                Total      Net      Total    Equity   (Full-Time    Total
                                                Assets    Loans    Deposits  Capital  Equivalent)  Offices
                      ------------------------------------------------------------------------------------
                      Matewan National Bank    $361,737  $205,620  $297,418  $32,487       198         9
                      Matewan Bank FSB           41,717    22,657    37,029    4,159        33         4
                      Matewan Venture Fund          901       291         0      901        na        na

                      As of December 31, 1995, the Company had five officers who regularly provide services to the Bank, Fund, or FSB. These officers are compensated by the Bank or FSB. Subsidiaries of the Company had 231 full-time equivalent employees as of the same date. Company subsidiaries operated 12 full service offices and one loan production office.

                      Through its mission statement, the Company's goal is being the leading provider of financial services in the markets in which it operates. Through its subsidiaries, the Company is engaged in providing a full range of consumer and commercial financial services throughout southern West Virginia and eastern Kentucky.

                      In the course of its business, the Company competes for loans, deposits, and other financial product offerings with numerous other banks and financial institutions throughout its market area, as well as numerous nontraditional banking competitors such as brokerage firms, mutual funds, finance companies, and other types of financial service providers.

                      Regulation

                      The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended, and is registered as such with, and subject to supervision by the Federal Reserve Board (the FRB). The FRB may make examinations of the Company or any of its subsidiaries and has the authority to regulate certain bank holding company debt.

                      The Bank and Pikeville are national banks. The primary regulator of national banks is the Office of the Comptroller of the Currency (the OCC). FSB is a federal savings bank. The principal regulator of federal savings banks is the Office of Thrift Supervision. As federally insured institutions and Federal Reserve members, both are subject to regulation by the Federal Deposit Insurance Corporation (the FDIC) and the FRB.

                      The Fund is a qualified West Virginia Capital Company. Its principal regulator is the West Virginia Economic Development Authority (the WVEDA). It is also subject to regulation by the FRB.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------


                      Properties

                      The Company and Matewan National Bank maintain executive offices in Williamson, West Virginia in the Bank's main building. The Company's subsidiaries operate thirteen offices throughout the Company's market area. Seven of these offices are owned and six are leased.

                      Legal Proceedings

                      Neither the Company nor any of its subsidiaries is a party to any litigation other than litigation which is routine in the business of the Company or its subsidiaries, and which, if decided adversely to the Company or its subsidiaries, would materially adversely affect the condition, prospects, or assets of the Company or its subsidiaries.

Matewan BancShares  2nd Avenue and Vinson Street, P.O. Box 100,
Williamson, WV 25661












                                       54