Form 10-K, Exhibit 13
period 1995-12-31
MATEWAN BANCSHARES INC
filed 1996-03-28
CIK 742246

                                                                    EXHIBIT 13.2


                            MATEWAN BANCSHARES, INC.

  Proxy Statement for Annual Meeting of Shareholders To Be Held April 9, 1996

This proxy statement is furnished to shareholders of Matewan BancShares, Inc. (the "Company") in connection with the solicitation of proxies by the Board of Directors of the Company for use at its Annual Meeting of Shareholders (the "Annual Meeting") to be held at 11:00 a.m., local time on Tuesday, April 9, 1996 at the Charleston Marriott, 200 Lee Street, Charleston, West Virginia, for the purposes set forth in the Notice of Annual Meeting of Shareholders.

This Proxy Statement and accompanying form of proxy are first being mailed or given to shareholders of the Company on or about March 11, 1996.

The principal Executive offices of the Company are located at Second and Vinson Street, Williamson, West Virginia.

VOTING RIGHTS AND PROXIES

Voting Rights

Only shareholders of record of the Company as of the close of business on March 1, 1996 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. On that date, 3,667,251 shares of the Company's common stock, par value $1.00 per share (the "Common Stock"), were issued and outstanding and were held by approximately 610 holders of record. On February 27, 1996, the Company issued 700,000 shares of Series A Convertible Cumulative Preferred Stock (the Preferred Shares). Holders of the Preferred Shares are not entitled to vote in the election of Directors. The Company had no other classes of equity securities outstanding at that date. Each share of Common Stock is entitled to one vote on all matters properly presented to the Annual Meeting. The affirmative vote of the holders of a majority of Common Stock attending the meeting in person or represented by proxy is necessary to elect the directors of the Company and, except as otherwise provided, approve each of the other proposals set forth in this proxy statement for consideration at the Annual Meeting. The presence, in person or by proxy, of not less than a majority of the total number of outstanding shares of Common Stock is necessary to constitute a quorum at the Annual Meeting.

Proxies

Shares represented by proxies received by the Company will be voted in accordance with the instructions contained therein. Shares represented by proxies for which no instruction is given will be voted FOR election of the directors specified herein and FOR each of the other proposals set forth in this proxy statement for consideration at the Annual Meeting.

Shareholders are requested to sign, date, mark, and return promptly the enclosed proxy card in the postage paid envelope provided for this purpose in order to assure that their shares will be voted. A proxy may be revoked at any time prior to exercise of the authority granted thereunder. Revocation may be accomplished by the granting of a later dated proxy with respect to the same shares, by written notice to the Secretary of the Company at any time prior to the voting thereof, or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not, by itself, revoke a proxy.

The Board of Directors knows of no matters to be presented at the Annual Meeting other than those described in this proxy statement. If other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the proxies to vote the shares to which such proxies relate in accordance with their best judgement.

The Company will bear the cost of the solicitation of proxies. In addition to solicitation by mail, officers and regular employees of the Company, who will receive no compensation in excess of their regular salaries for their services, may solicit proxies by telephone, telegram, or otherwise. Brokerage firms, fiduciaries, and other custodians who forward soliciting material to the beneficial owners of shares of Common Stock held of record by them will be reimbursed for their reasonable expenses incurred in forwarding such material.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The following table sets forth certain information concerning the amount and nature of beneficial ownership of the Company's Common Stock by persons known by the Company to own 5% or more of such Common Stock, and by its directors, the individuals nominated for director, and its directors and officers as a "group" (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) as of January 31, 1996. The amount and nature of beneficial ownership, except as otherwise noted in the table, represents shares over which a director, nominee, or officer has sole voting and sole investment power.

                                  Amount and Nature    Percent
                                    of Beneficial         of
       Beneficial Owner               Interest          Class
---------------------------------------------------------------

James H. Harless                       418,670 (1)(2)    11.42%
Drawer H
Gilbert, West Virginia 25621

Dan R. Moore                           689,409 (1)(3)    18.80%
Box 26
Matewan, West Virginia 25678

Frank E. Ellis                         253,881 (4)        6.92%
3308 Jefferson Avenue
Cincinnati, Ohio 45220

Lafe P. Ward                           107,900 (5)        2.94%

George A. Kostas                       110,210 (6)        3.01%

Amos J. Hatfield                        87,787 (7)        2.39%

Sidney R. Young, Jr.                    20,521 (8)         .56%

Betty Jo Moore                         244,357 (9)        6.66%

All directors and officers
as a group (12 persons)             1,415,794 (10)       38.61%

(1) Includes 377,240 shares as to which Mr. Moore has sole voting power pursuant to an agreement dated August 6, 1987, between Mr. Moore and Mr. Harless.
(2) Includes 364,326 shares held of record by Mr. Harless, members of his family, and affiliates.
(3) Includes 330,632 shares held of record by Mr. Moore and his wife, members of his family, and affiliates.
(4) Includes 203,500 shares of record held by Mr. Ellis, members of his family, and affiliates as to which Mr. Ellis disclaims beneficial ownership.
(5) Includes 54,292 shares of record held by Mr. Ward's wife.
(6) Includes 83,018 shares of record held by Mr. Kostas and his wife.
(7) Includes 70,188 shares of record held by Mr. Hatfield and his wife, and 15,716 shares of record held by his wife and son as to which Mr. Hatfield disclaims beneficial ownership.
(8) Includes 17,001 shares of record held by Mr. Young and his wife.
(9) Includes 231,844 shares held by Mrs. Moore and her husband, members of her family, and affiliates.
(10) Excludes duplicate counting for shares subject to the voting agreement between Messrs. Moore and Harless and for shares held by Mr. Moore, Mrs. Moore, members of their family, and affiliates.

On August 6, 1987, Messrs. Moore and Harless entered into an agreement in connection with the merger of the Company and Guyan Bancshares, Inc., pursuant to which Mr. Harless granted Mr. Moore an irrevocable proxy to vote shares held of record or beneficially by Mr. Harless at all meetings of shareholders of the Company for so long as Mr. Moore remains Chairman of the Company. Mr. Moore intends to vote all such shares (377,240 shares) for the election of nominees for Director specified herein.

The Company knows of no other person or persons who, beneficially or of record, own in excess of five percent of the Company's Common Stock. The Company is not aware of any other arrangements which at a subsequent date may result in a change of control of the Company.

ELECTION OF DIRECTORS

Each of the nominees for election as a director currently serves as a director for the Company and has been nominated by the Board of Directors for re-election as director. The terms of each of the directors of the Company will expire at the 1996 Annual Meeting. The number of directors of the Company is presently set at eight, and the Company's Certificate of Incorporation and Bylaws provide that all directors are to be elected for a term of one year or until their successors are elected and qualified.

If any nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of such substitute nominee as the Board of Directors may recommend, or the Board of Directors may amend the Bylaws and reduce the size of the Board. At this time, the Board knows of no reason why any nominee might be unable to serve.

The following table sets forth the names and certain information concerning the Directors, nominees for Director, and the executive officers of the Company.

                                     First Year                  Principal Occupation
           Name              Age     as Director                 for the Past Five Years
-----------------------------------------------------------------------------------------------------
James H. Harless               76        1984              Chairman of the Board of Gilbert Imported
                                                           Hardwoods, Inc.; from 1984 through 1987
                                                           Chairman of the Board of Guyan Bancshares,
                                                           Inc.; Nominee for Director

Dan R. Moore                   55          1984            Chairman of the Board of Directors,
                                                           President, and Chief Executive Officer of
                                                           the Company and Matewan National Bank;
                                                           Nominee for Director

Frank E. Ellis                 69          1988            Physician, Frank Ellis & Associates, Inc.;
                                                           Nominee for Director

Lafe P. Ward                   70          1984            Attorney at Law, Ward and
                                                           Associates L.C., General Counsel for the
                                                           Company; Nominee for Director

George A. Kostas               66          1988            Pharmacist, President of Aracoma Drug
                                                           Company, Inc.; Nominee for Director

Amos J. Hatfield               69          198             Owner, Gilbert Furniture Company;
                                                           Nominee for Director

Sidney R. Young, Jr.           72          1984            Semi-retired since April, 1986;
                                                           President and Chief Operating Officer for
                                                           McNamee Resources, Inc. since 1979;
                                                           Nominee for Director

Betty Jo Moore                 55          1994            President of Moore Ford Sales and Moore
                                                           Chevrolet, Williamson, West Virginia;
                                                           Nominee for Director

Pauline Roberson               73                          Vice President and Secretary of the Company,
                                                           Matewan National Bank since 1984, and
                                                           Matewan Bank FSB since 1993

Lee M. Ellis                   41                          Vice President of Matewan National Bank
                                                           since April, 1988; Vice President and Chief
                                                           Financial Officer of the Company and
                                                           Matewan National Bank from April, 1992 to
                                                           the present, and Matewan Bank FSB from
                                                           November, 1993 to present

Anna Ward                      36                          Vice President of Administration for Matewan
                                                           National Bank since August 1994, Vice
                                                           President of Audit Services for the Company
                                                           from April, 1993 until August 1994 and for
                                                           Matewan National Bank from April 1992
                                                           until August 1994

                                     First Year                  Principal Occupation
           Name              Age     as Director                 for the Past Five Years
-----------------------------------------------------------------------------------------------------
Timothy E. Edwards             46                          Vice President of Operations for the Company
                                                           from April 1995 and for Matewan National
                                                           Bank since November 1992. Office Manager
                                                           of the Gilbert branch of Matewan National
                                                           from September 1991 until November, 1992.
                                                           President of United National Bank, Webster
                                                           Springs, WV for three years prior to September
                                                           1991.

All executive officers of the Company serve at the pleasure of the Board of Directors and may be removed by the Board at any time.

None of the members of the Board of Directors or any executive officers are related except that Mr. Dan R. Moore and Ms. Betty Jo Moore are married, Mr. Lee
M. Ellis is the son of Dr. Frank E. Ellis, and Ms. Anna Ward is daughter-in-law of Mr. Lafe P. Ward.

Meetings of the Board of Directors of the Company

The Company does not have a standing audit, nominating, or compensation committee. The functions of these committees are performed by the Board of Directors in its entirety. Directors Amos Hatfield, George Kostas, and Sidney Young serve on the Audit Committee for Matewan National Bank.

During 1995, the Board of Directors met 13 times, while the Board of Directors of Matewan National Bank and Matewan Bank FSB met 13 times. Director Kostas missed four meetings. No other member of the Board of Directors attended less than 75% of the meetings for 1995. Each director of the Company or Matewan National Bank receives $750 for each monthly meeting of the Board of Directors of the Company or Matewan National Bank attended. Matewan Bank FSB is prohibited from paying any director fees until 1997. The Company paid an aggregate of $67,147 in Director and Committee fees in 1995, on a consolidated basis.

EXECUTIVE OFFICERS' COMPENSATION

Compensation Overview

During fiscal 1995, no cash compensation was paid to any executive officer of the Company in his or her capacity as such, although certain of the executive officers received directors fees from the Company. Each of the executive officers of the Company received compensation from Matewan National Bank or Matewan Bank FSB for services rendered in their capacities as executive officers of those subsidiaries.

The following table sets forth information concerning the Chief Executive Officer, the only executive officer of the Company who received aggregate compensation in excess of $100,000 during the fiscal year ended December 31, 1995. Comparative data is also provided for the previous two fiscal years.

                           SUMMARY COMPENSATION TABLE

Annual Compensation

                                                                         Other
                                                                         Annual
                                Fiscal      Salary         Bonus      Compensation
Name and Principal Position      Year        ($)            ($)           ($)
-----------------------------------------------------------------------------------

Dan R. Moore (1)                 1995      $192,008       $38,923         $0
Chairman &                       1994       180,508        27,667          0
President                        1993       166,265        33,119          0

(1) Matewan National Bank has provided Mr. Moore with the use of an automobile in the performance of his business duties. The value attributable to personal use of this automobile is not ascertainable and therefore is not included in this table.

Long-Term Compensation

The Company had no stock award, Options/SAR, LTIP Payouts, or any other form of long-term compensation plans in place for fiscal years 1995, 1994, or 1993.

Stock Plans

The Company has no stock award, option, or appreciable rights plans in existence and does not anticipate instituting any such plans in the foreseeable future.

Retirement Plans

The Company maintains an Employees' Retirement Plan (the "Plan") which is available to any employee who has completed at least one year of continuous service and is at least 21 years old and who elects to make the mandatory contribution to the Plan. Employees who elect not to make the mandatory contribution shall not be eligible to participate in the Plan.

The Plan provides for monthly payments upon normal retirement at age 65; there is no early retirement provision under the Plan.

Contributions to the Plan by the the Company are those necessary to provide benefits under the Plan as determined by the application of accepted actuarial methods and assumptions.

Effective for the Plan years starting after December 31, 1994, mandatory employee contributions were eliminated.

Monthly pension benefits under the Plan, effective January 1, 1995, are equal to the sum of .85% of Average Monthly Covered Compensation (defined hereafter) plus 1.50% of Average Monthly Compensation in excess of Covered Compensation multiplied by the number of years of employment, not to exceed 35 years. Monthly Covered Compensation was defined as monthly compensation upon attainment of normal retirement age of the employee receiving such compensation. Accruals on December 31, 1994 are protected.

The following table illustrates the estimated annual benefits from the Plan upon retirement to participants at December 31, 1995, at selected remuneration and years of service classifications.

                                  Estimated Annual Retirement Benefits
Monthly Compensation                   on Credited Years of Service
on an Annualized Basis         15         20        25        30       35
                             ------------------------------------------------
     $160,000                $29,700    $39,500   $49,400   $59,300   $69,200
-----------------------------------------------------------------------------
      140,000                  27,400     36,500    45,700    54,800   63,900
      120,000                  22,900     30,500    38,200    45,800   53,400
      100,000                  18,400     24,500    30,700    36,800   42,900
       80,000                  13,900     18,500    23,200    27,800   32,400
       60,000                   9,400     12,500    15,700    18,800   21,900
       40,000                   5,100      6,800     8,500    10,200   11,900
                                      (WITH 31 YEARS PRIOR TO 1995)
                                      -----------------------------
      150,000                     N/A        N/A       N/A       N/A   84,300

A participant's vested interest in his accrued benefit under the Plan is determined under a vesting schedule which provided for vesting of a participant's accrued benefit beginning at 20% after three or more years of service and gradually increasing to 100% after seven years of service. Employee contributions vested immediately.

Effective January 1, 1995, the Company installed a 401(k) savings plan (401(k)
Plan) for all employees 21 years of age with one year of service to be operated in tandem with its existing defined benefit pension plan. The 401(k) Plan allows for voluntary pretax salary deferrals up to 15% of compensation.

The Company shall match employee salary deferrals at a rate of 25% on the first 4% of salary deferred. The vesting schedule for these matching contributions shall begin with 20% after three years of service and increase in 20% increments until fully vested after 7 years of service.

At the end of fiscal year 1995, Mr. Moore had 32 years of service, Mrs. Roberson had 32 years, Mr. Ellis had 17 years, Mrs. Ward had 9 years, and Mr. Edwards had 4 years of credited service under the Plan.

Management Employment Contracts

The Company has no employment agreements with any of its executive officers.

Compensation Committee Report

The Company does not have a Compensation Committee. The Board of Directors as a whole maintains responsibility for this function as it relates to the President and Chief Executive Officer of the Company. The President, in conjunction with the Company's Personnel Department and guided by the Company's Personnel policies, determines the level of compensation for the other executive officers of the Company.

Compensation Philosophy

The Company's compensation philosophy is to provide executive officers with salaries competitive with those paid by institutions of similar size, performance, and circumstance.

Salaries

The compensation package for each executive officer is based upon a review of selected local and national industry peer group data, evaluation of the performance of the executive officer, and the annual financial performance of the Company.

Bonus Awards

The Company's subsidiaries have paid in the last four fiscal years an annual bonus to all employees based on the consolidated profitability of the Company as a whole. Six percent of annual pretax earnings have been allocated to a bonus pool and every employee in the Company shared in this pool, with each employee's share calculated pursuant to a formula that incorporates years of service, the prorated portion of the employee's salary to total Company salaries, and the attainment of a certain level of productivity for each employee's office or department. Executive management participated in the Company's plan under this arrangement.

Conclusion

Under the compensation programs described above, a moderate portion of the Company's executive compensation is linked directly to individual and corporate performance. In the case of the Chief Executive Officer of the Company, approximately 17% of his total 1995 compensation consisted of variable elements linked to Company performance. The Board of Directors intends to continue the policy of linking a portion of executive compensation to corporate performance.

Performance Graph

Set forth below is a line graph comparing the yearly percentage change in cumulative total shareholder return in the Company's Common Stock from December 31, 1990 through December 31, 1995. The Company's yearly percentage change in total shareholder return is compared to the Standard & Poors 500 Index and a related financial peer group index representing all banks.

The total annual return is computed based on the dual assumptions that each dividend paid by the Company in the five year period depicted was reinvested in shares of the Company's Common Stock at the market price on the day of dividend payment and that the price per share of the Company's stock was that of closing on December 31, 1995.

The Common Stock of Matewan BancShares, Inc. was listed initially for trading on the NASDAQ National Market System on June 1, 1994. Prior to that time, there existed no active market for the Company's Common Stock.






                             [GRAPH APPEARS HERE]
                  COMPARISON OF FIVE YEAR CUMULATIVE RETURN
              AMONG MATEWAN, INDUSTRY INDEX AND BROADMARKET INDEX

Measurement period                               Industry            Broadmarket
(Fiscal year Covered)        Matewan             Index               Index
---------------------        -------             --------            -----------
Measurement PT -
12/31/90                     $100                $100                $100
FYE 12/31/91                 $111.40             $141.18             $130.48
FYE 12/31/92                 $118.10             $168.20             $140.46
FYE 12/31/93                 $146.80             $198.83             $154.62
FYE 12/31/94                 $385.30             $188.63             $156.66
FYE 12/31/95                 $550.70             $266.76             $215.54


This report has been prepared by the Board of Directors, James H, Harless, Dan
R. Moore, Frank E. Ellis, Lafe Ward, George Kostas, Amos Hatfield, Sidney Young, and Betty Jo Moore.

Certain Transactions

Matewan National Bank has made various loans to its directors and officers and to directors and officers of the Company and its subsidiaries. Loans to this group and their related entities totalled $3,392,000, $4,208,000, and $3,633,000 at December 31, 1995, 1994, and 1993, respectively. These loans were made in the ordinary course of business, were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with persons other than directors or officers, and did not involve more than the normal risk of collectibility or present other unfavorable features.

During the year ended December 31, 1995, the Company and its subsidiaries paid legal fees in the amount of $103,753 to the law firm of Ward and Associates, L.C. Mr. Ward, a director of the Company, is a principal in the firm and as a result may receive an indirect benefit from the payment of legal fees.

APPOINTMENT OF AUDITORS

The Board of Directors has selected the firm of Ernst & Young LLP, certified public accountants, to act as principal auditors for the Company for the year ended December 31, 1996. Ernst & Young also served as principal auditors for the Company for the year ended December 31, 1995. Although the selection and appointment of independent accountants is not required to be submitted to a vote of the shareholders, the Board has decided to ask the shareholders to approve the appointment. If the shareholders do not approve such appointment, the Board will reconsider its appointment. Approval of the appointment of accountants will require the affirmative vote of a majority of the total votes cast on this issue at the Annual Meeting. Representatives of Ernst & Young LLP are expected to be at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. Such representatives are also expected to be available to respond to appropriate questions.

OTHER MATTERS

The Board of Directors knows of no other matters to be presented for action at the Annual Meeting other than those mentioned above. If any such matters properly come before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgement.

Shareholder Proposals

Shareholders of the Company who desire to present proposals for consideration by the Company's shareholders at the 1997 Annual Meeting of Shareholders will be required to advise the Company in writing of the proposal on or prior to November 1, 1996.