Form 10-K, Exhibit 13
period 1996-12-31
MATEWAN BANCSHARES INC
filed 1997-03-28
CIK 742246

                                                                   EXHIBIT 13.1


                                                             1996 Annual Report


                                             [LOGO OF MATEWAN BANCSHARES, INC.]







                              [PHOTO OF GOLD EGG]




                                                                WHEN YOU FIND

                                                                       GOLDEN

                                                                  OPPORTUNITIES,

                                                                     YOU HAVE TO

                                                                     KNOW HOW TO

                                                                NUTURE, GROW AND

                                                                  MULTIPLY THEM.

                                                          AT MATEWAN BANCSHARES,

                                                                        WE KNOW.



                                                         TODAY, AS NEVER BEFORE,

                                                              GROWTH, PROFIT AND

                                                     INVESTMENT OPPORTUNITIES IN

                                             WEST VIRGINIA, EASTERN KENTUCKY AND

                                                        WESTERN VIRGINIA ABOUND.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES


Message From The President

--------------------------------------------------------------------------------

                         TO OUR SHAREHOLDERS:

                         I am pleased to submit to you this annual report which highlights the success of our company for 1996 as well as other significant developments that are of importance to our shareholders.

                         It is important to understand the expansion efforts and
                         the capital development activities that occurred during
                         the year before analyzing the financial results of the
                         operation. Many of the financial ratios which will be
                         presented in this letter and the following report have
                         been affected by these activities.
"THE MOST SIGNIFICANT
                         The most significant accomplishment during the year in
ACCOMPLISHMENT DURING    terms of the overall financial impact on the company
                         was the completed acquisition of Bank One-Pikeville,
THE YEAR IN TERMS OF     N.A. The transaction was finalized on March 15, 1996,
                         and added over two hundred million dollars to the
THE OVERAL FINANCIAL     consolidated total assets of our company. This new
                         affiliate was renamed Matewan National Bank/Kentucky.
IMPACT ON THE COMPANY
                         This transaction was accounted for by using the
WAS THE COMPLETED        purchase method of accounting. This was an important
                         acquisition because of the size of the transaction
ACQUISITION OF BANK      relative to the size of our company. It immediately
                         moved our position in terms of market share from fourth
ONE-PIKEVILLE, N.A."     in Pike County Kentucky, to second and from third to
                         first in the market area that includes the counties of Boone, Logan and Mingo in West Virginia and Pike,
                         Floyd, Johnson and Martin counties in Kentucky.

                         A portion of the capital used to purchase the company was raised through an offering of Cumulative Convertible Preferred Stock with a dividend of 7.5%. This offering involved the issuance of 805,000 shares of stock with a par value of $25.00 and resulted in a net capital infusion in the company of over $18,000,000. This new class of stock trades on the NASDAQ - Small Capitalization Market under the symbol MATEP.

                         The Kentucky acquisition brought the total number of banking affiliates operating under the Matewan corporate structure to three. In addition to the affiliate just discussed, the other subsidiaries are identified as Matewan National Bank which is the West Virginia operating affiliate and Matewan Bank, FSB, which is a federal savings bank. It is chartered under the Office of Thrift Supervision and operates in Kentucky and Virginia. All of our offices operate and market under the name of Matewan Banks.

                         Matewan Bank, FSB commenced operating in January of 1994 with a single office near Pikeville, Kentucky. Additional offices have since opened in Paintsville and Prestonsburg, Kentucky, and in Richlands, Virginia. Additionally, through the end of 1996, we have opened four new offices as Express banking offices in Food City Stores located in South Williamson, Pikeville, and Whitesburg, Kentucky, as well as in Abingdon, Virginia. The Prestonsburg office was designed as an Express Bank but is a stand alone unit. The Richlands, Virginia office is located in the First Union Building and features private banking with various loan, deposit, investment and insurance products. Additional express banking offices are planned for 1997.

                         The management of Matewan Bank, FSB expended a good bit of their energy and resources during the year positioning the company for future growth and profitability. Four of the offices mentioned above were built and opened during 1996. They feature quick service and convenience for our customers. These offices are designed to be very efficient and to operate at a reduced overhead cost, relative to traditional banking offices. These offices are integrated into our central banking organization by technology that includes a wide area network that provides for centralized pricing and risk management.

                         The company has been extremely pleased with the initial success of the federal savings bank affiliate. By the end of 1996, this operation was reporting total assets in excess of

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES


--------------------------------------------------------------------------------


                         $60 million dollars. The fact that most of the management and other support services are provided from a centralized location allows these offices to become profitable much quicker than traditional "brick and mortar" offices.

                         The company ended the year with total assets of $627,186,000. This total is up $226,152,000 for the year. Approximately 84% of the increase can be attributed to the Pikeville acquisition. The balance of the growth occurred throughout the market and principally in the Matewan Bank, FSB company.

"ONE IMPORTANT           The total of deposits increased during the year from
                         $334,387,000 at the end of 1995 to $523,308,000 which
REQUIREMENT WHEN         is an increase of $188,921,000 or 57% over 1995. The
                         total of loans outstanding increased from $228,568,000
THE COMPANY WAS EVAL-    to $370,870,000 at the end of 1996 for an increase of
                         62%. Again, a significant amount of the increase in
UATING THE KENTUCKY      deposits and loans resulted from the Pikeville
                         purchase.
ACQUISITION WAS THAT
                         Net income for the year was $6,462,000 after paying
THE TRANSACTION BE       income taxes of $3,707,000. This compares to $5,220,000
                         and $2,983,000 respectively for 1995. The dividend on
STRUCTURED IN SUCH       the preferred stock which was issued to finance the
                         Kentucky acquisition totaled $1,236,000 for the year,
A MANNER AS TO AVOID     leaving net income of $5,226,000 available for common
                         shareholders.
DILUTING THE EARNINGS
                         Earnings per share available for common shareholders
OF OUR COMMON            was $1.43 per share for 1996 compared to $1.42 per
                         share for 1995.
SHAREHOLDERS. IN
                         One important requirement when the company was
FACT, THE TRANSACTION    evaluating the Kentucky acquisition was that the
                         transaction be structured in such a manner as to avoid
WAS ACCRETIVE."          diluting the earnings of our common shareholders. The
                         earnings information that I have included demonstrates that the company successfully accomplished this goal and, in fact, the transaction was accretive to our shareholders in less than one year of operation.

                         The return on assets was 1.15% for 1996 compared to 1.38% for the previous year. The ROA is an indication of how effectively the assets of the company are employed. Obviously, the much larger asset base in 1996 affected the outcome of this ratio. The company's challenge for 1997 and future periods is to increase earnings to the preacquisition level as a percent of assets.

                         The return on equity ratio measures how effectively management has leveraged the equity of the company. This ratio was 10.37% for 1996 compared to 12.09% for 1995. The decline in this ratio is more reflective of excessive levels of equity than of low earnings. Average shareholder equity to average assets is 11.10% compared to 11.40% for 1995. The level of equity remained relatively high considering the substantial increase in assets for the year.

                         The excess equity in the company has resulted in part from the accumulation of earnings. The board of directors increased the dividend on common stock from $.08 per share to $.10 per share for the last two quarters of 1995 which made a payout of 27% of net income for 1995. The dividend was subsequently raised from $.10 to $.12 per share for the last two quarters of 1996. This resulted in a total dividend of $.44 and a payout of 31% for 1996. The increased dividend will help to mitigate the excess equity position. Concuurrently, in early 1997 the board of directors authorized the repurchase of up to 120,000 shares of the 7.5% Cumulative Convertible Preferred Stock, as part of the initiative to reduce equity to a prudent level.

                         The board of directors strategy for managing equity will include maintaining an adequate level of equity to support the company's growth, while taking measures to manage excess levels as they occur.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES


--------------------------------------------------------------------------------


                         The following financial results generally compare favorably to our peer companies. However, they are less favorable than those reported for previous periods by our company. The Pikeville acquisition and the expansion program of Matewan Bank, FSB account for most of the changes.

                         The net interest margin represents the amount of
                         interest earned on earning assets less the amount of
                         interest paid to fund the earning assets. The net
                         interest margin of 5.49% for 1996 is lower than the
                         margin of 5.78% which was reported for 1995. The 1996
                         margin is also slightly lower than the 5-year average
                         of 5.68% from 1992 to 1996, but it is at an acceptable
"AS SOON AS THE          level when viewed in the context of the 1996 growth
                         pattern.
KENTUCKY ACQUISITION
                         The company has made substantial progress in
WAS FINALIZED, WE        identifying and promoting sources of non-interest
                         income. The dollar amount of non-interest income in
BEGAN TO CONSOLIDATE     1996 was $4,699,000 compared with $3,302,000 for 1995
                         athich is an increase of 42%. However, the increase did
AND CENTRALIZE           not equal the rate at which assets grew; consequently,
                         the ratio of non-interest income to average assets
VARIOUS SUPPORT          decreased from .87% in 1995 to .84% for 1996.

FUNCTIONS IN AN EFFORT   As soon as the Kentucky acquisition was finalized, we
                         began to consolidate and centralize various support
TO CREATE OPERATING      functions in an effort to create operating
                         efficiencies. We closed two branch offices that were in
EFFICIENCIES."           close proximity to existing Matewan offices. We seized
                         opportunities to centralize and leverage support functions in an effort to improve the quality of the operation as well as create a more efficient operation.
                         Therefore, we expect that the small improvement in non-interest expense as a percentage of assets which fell from 3.43% in 1995 to 3.40% for 1996 will show further improvement as the full value of these changes is realized. Additionally, several non-recurring expenses in 1996 associated with the acquisition and expansion program served to keep the ratio higher than normal.

                         The efficiency ratio measures the percentage of revenue that is required to support operating expenses. Matewan's 1996 level of 59% was artificially high because of various acquisitions and start up costs associated with our expansion program. This compares with the five year average from 1992 through 1996 of 54.58%. Our objective is to manage the ratio in the low 50% range. We expect to reach this level as income from the expansion efforts develop, and costs associated with the program cease.

                         A total of $2,945,000 was charged against income as a provision for loan losses in 1996. The current provision provides coverage for the larger loan portfolio at the end of 1996 and compares with the 1995 provision of $1,908,000. The consolidated allowance for loan loss reserve totalled $5,986,000 at the end of 1996 compared to $2,973,000 for 1995. The adequacy of the allowance is assessed by senior management on a regular basis and maintained at a level to provide for potential credit losses. Management considers economic factors as well as other relative issues including delinquency rates, nonperforming loans, and specific credit relationships in setting the allowance for loan losses.

                         This was the second full year for Matewan BancShares common stock to be traded on the NASDAQ National Market (NASDAQ). The stock is traded under the symbol MATE and traded in a range from $21.50 to $18.50 during 1996. Management believes that the stock continues to trade at a level that makes it undervalued relative to earnings and the year end book value of $13.42. The performance of the company coupled with the potential for future growth and profitability should foster increased interest in the company's stock by the investment community.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES


--------------------------------------------------------------------------------

                         1999 may have been the most challenging, as well as
                         productive, year in the company's history. The
                         successes of the year are cause for the optimism that
                         exists within the company for its future. Many years
                         ago the management of the company set as its mission to
                         become the leading provider of financial services in
                         our market. Each year the company has successfully
                         moved closer to its goal. The more we attain our
                         objective, the more we realize that each year requires
                         a new commitment to excellence in customer service and
                         innovative ways of providing that service.
"VALUEBANKING IS
                         At our annual planning retreat in late 1996, the
OUR BRAND. IT IS         management of the company reiterated that the values of
                         this company continue to be commitment to customer
OUR PROMISE TO           service, the welfare of our employees, and innovation.
                         We believe that a business plan built around these
CONSISTENTLY PROVIDE     values will produce quality customer service, a high
                         performance workforce, and grow value for its
FOR OUR CUSTOMERS        shareholders.

HIGH QUALITY FINANCIAL   Our plans for 1997 will center around a primary
                         objective of optimizing the growth and profitability
SERVICES THAT ARE        which should result from the expansion efforts of 1995
                         and 1996.
COMPETITIVELY PRICED."
                         We expect to expand the scope of products and services that are offered by Matewan Insurance and Investments, Inc. This is a subsidiary of Matewan National Bank and is headquartered in Williamson. This subsidiary operated successfully during 1996 with the sales of various investment and insurance products. Its function as a sales arm for our company continues to expand. The sales staff continues to grow, and the menu of insurance and financial products which are being offered has also been expanded.

                         The 1997 plans include increased marketing of the technology-driven services. These include the ValueLine, a 24-hour telephone banking program that was introduced in 1994, and our PC-based cash management program for commercial clients which we began offering in late 1994. Our newest service to be offered is our PC Banking program for retail customers. We believe that these technology-based services, coupled with a moderate yet traditional line of banking services, will continue to gain us market share.

                         We believe that the typical bank of ``yesterday'' will not be the bank of the future. Your management continues to promote the philosophy that change is occurring very rapidly and that the financial services company of the future will be built around a business design that is able to anticipate the changes in customer needs and to respond as those needs occur. Some of those needs will be met with technology-driven services, and others will be met with traditional services delivered in ways that are convenient to the customers.

                         ValleyBanking is our brand. It is our promise to consistently provide for our customers high quality financial services that are competitively priced.

                         The enthusiasm for the future of our company is further justified by the increased economic strength that is developing in our market place. Matewan's market includes portions of southern West Virginia, eastern Kentucky and southwestern Virginia. The entire market area has seen a vast number of miles of new highways completed. Major road projects are presently under construction and more are planned for future building. Many other infrastructure projects have been completed while many more are in a construction phase.

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES


--------------------------------------------------------------------------------


                         We presently have under construction two major retail shopping centers and two major expansion projects to area medical facilities. Several economic development projects are being planned which will include coal mining operations, wood processing facilities, a regional prison, agriculture and aquaculture projects. A modern indoor recreational facility was recently completed and an even larger indoor facility has been announced in another area of our market. Progress is being made on a new trails system in southern West Virginia. This system will contain several hundred miles of recreational trails. This project is expected to have a significant economic impact by increasing tourism to the region.

                         We continue to experience improved housing and increased educational opportunities throughout the market area. We expect that these factors will serve as an indication of an improved quality of life and will contribute to the overall economic development of this region.

                         Matewan's ultimate objective is to increase shareholder value. We believe that our business design, business philosophy, and our commitment to the basic values of customer service, employee welfare, and innovation make a good recipe for creating shareholder value.

                                                   Sincerely,

                                                   /s/ Dan R. Moore

                         [PHOTO OF DAN R. MOORE]   Dan. Moore
                                                   President and Chairman of
                                                    the Board

Matewan BancShares, Inc., continues to
expand its ValueBanking services throughout southern
West Virginia, eastern Kentucky and neighboring southwestern Virginia--our three golden eggs.


What makes this region so desirable for expansion
and investment? It's hardworking people, rich natural
resources and a well-traveled network of highways and     [MAP OF BANKING AREA]
interstates... to name only a few.


Today, individuals, families and businesses throughout the tri-state are enjoying the many benefits of ValueBanking at Matewan Banks.


The future of the tri-state is golden. Matewan Banks will be there not only to share in its prosperity, but to be a leader in fueling its growth.



Value

Our promise of advanced banking technology, unparalleled convenience and fair pricing

                                     [MAP]

Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
------------------------------------------------------------------------------

   [GRAPH OF        INTRODUCTION
 Composition by
  Affiliation]      Matewan BancShares, Inc. (The "Company") is a bank holding company headquartered in Williamson, West Virginia. The
                    Company subsidiaries consist of two commercial banks
                    (Matewan National Bank or the "Bank" and Matewan National
                    Bank/Kentucky "Kentucky"), a federally chartered "de novo"
                    savings bank (Matewan Bank FSB or "FSB"), and a venture
                    capital company (Matewan Venture Fund, Inc. or the "Fund").
                    The Company considers all of its principal business
                    activities to be banking related. It identifies as its core market area the thirteen county region consisting of Mingo,
                    Logan and Boone counties in West Virginia, Pike, Floyd,
  [GRAPH OF         Johnson, Letcher, and Martin counties in Kentucky, and
   Deposit          Buchanan, Tazewell, Wise, Washington, and Russell counties
 Concentration      in Virginia. The Bank has eight full service offices and one
   By State]        loan production office providing services to customers in
                    southern West Virginia and eastern Kentucky. Kentucky, which operates in Pike County, Kentucky, has five full service offices similarly providing service to eastern Kentucky customers. FSB, which is also domiciled in Kentucky, presently has six offices in eastern Kentucky and two in western Virginia. It is authorized to engage in all permissible thrift related activities in any of its offices.
                    The Fund was formed to develop new business, rehabilitate and expand existing businesses, and expand the economic stability of southern West Virginia. As of December 31,
                    1996, the Company had assets in excess of $627 million, total net loans in excess of $370 million, and total deposits in excess of $523 million.

  [GRAPH OF         The accompanying consolidated financial statements have been
   Deposit          prepared by management of the Company in conformity with
 Concentration      generally accepted accounting principles. Financial
   By County]       information appearing throughout this annual report is
                    consistent with that reported in the consolidated financial statements. The following is designed to assist readers of the consolidated financial statements in understanding the significant changes in the Company's financial condition and results of operation.

Matewan BancShares, Inc. and Subsidiaries

-------------------------------------------------------------------------------

                    SUMMARY FINANCIAL RESULTS
  [GRAPH OF
 Net Income]        Net income for 1996 was approximately $6.462 million, a
                    record level for Company earnings in terms of absolute dollars. Net income available to common shareholders was approximately $5.226 million. These results represent increases of approximately 23.8% and .1% from the previous year. In acquiring Kentucky, management first focused on integrating it into the Company's systems and later in the year took certain steps to improve the profitability of Kentucky. During 1996, Kentucky generated sufficient earnings to cover its operating costs but not the costs the Company incurred in the acquisition. Accordingly, management expects that future periods results of operations will be positively impacted by this acquisition. Net income available for common shareholders of $5.220 million in 1995 is a 4.3% increase from the $5.005 million earned in 1994.
                    Company performance in 1996 was significantly impacted by both the acquisition and absorption of Kentucky and the completion of a preferred stock offering in the first quarter of the year. Company performance in 1996 was largely a function of the increases experienced over the prior year in net interest margin ($7.717 million or 39.0%) and non-interest income ($1.397 million or 42.3%). This offset the increases experienced over the prior year relative to loan loss provision ($1.037 million or 54.4%), non-interest expenses ($6.111 million or 47.0%), and income tax expense
                    ($724 thousand or 24.3%). Net interest margin for 1996 was 5.49% versus 5.78% for 1995.

   [GRAPH OF        Except for the impact of a significant acquisition, the
   Return on        increase in net income in 1995 over 1994 was largely
 Average Assets]    attributable to many of the same factors prevalent in 1996.
                    Improved performance in 1995 was driven by increases in net interest margin ($1.817 million or 10.1%) and non-interest income ($500 thousand or 17.8%) exceeding prior year increases in loan loss provision ($256 thousand or 16.1%), non-interest expense ($1.730 million or 15.4%), and income taxes ($107 thousand or 3.7%). Net interest margin was 5.78% and 5.53% for 1995 and 1994, respectively.

   [GRAPH OF        Return on average assets (ROA) measures how effectively the
 Total Assets]      Company utilizes its assets to produce its net income. The
                    Company's ROA for 1996 was 1.15% compared to 1.38% for 1995, and 1.40% for 1994. Return on average equity (ROE) reveals how much income is earned in relation to the equity of the Company. The Company's 1996 ROE was 10.37% compared to
                    12.09% in 1995 and 12.39% in 1994. The relative declines in both 1996 and 1995 are more a function of the Company's growth in assets and capital structure than any significant weakness in earnings. The significant one-time charges incurred in connection with the Kentucky acquisition negatively impacted ROA and ROE. As can be seen, ROE will fluctuate with earnings, however, ROE will not fluctuate proportionally with net income due to changes in the equity structure of the Company. It has been the Company's policy to retain a substantial portion of earnings to help fund the growth the Company is experiencing and fund future expansion. In addition, the impact of acquiring and absorbing Kentucky into the Company has not had a positive impact on ROA and ROE calculations.

Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
-------------------------------------------------------------------------------

Table I represents a summary of certain financial data of the Company.

Table I - Five Year Selected Financial Summary
-------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

                                                          Years Ended December 31
                                               1996       1995       1994       1993       1992
                                          -------------------------------------------------------
Period end balances:
Total assets............................     $627,186   $401,034   $371,410   $342,949   $329,156
Total earning assets....................      553,743    357,237    332,371    309,627    298,162
Total deposits..........................      523,308    334,387    310,647    291,153    281,116
Shareholders' equity....................       67,578     45,817     41,803     38,032     33,951

Income for the period:
Total interest income...................       46,384     32,442     28,524     27,428     28,444
Total interest expense..................       18,869     12,644     10,543      9,774     11,631
Net interest income.....................       27,515     19,798     17,981     17,654     16,813
Provision for loan losses...............        2,945      1,908      1,643      1,285      1,343
Non-interest income.....................        4,699      3,302      2,802      2,395      2,409
Non-interest expense....................       19,100     12,989     11,259     10,372      9,897
Net income before taxes.................       10,169      8,203      7,881      8,392      7,982
Applicable income taxes.................        3,707      2,983      2,876      3,269      2,919
Net income..............................        6,462      5,220      5,005      5,123      5,063
Net income available to common
 shareholders...........................        5,226      5,220      5,005      5,123      5,063

Per share data:
Net income available to common
 shareholders...........................     $   1.43   $   1.42   $   1.36   $   1.40   $   1.38
Common shareholders' equity.............        13.44      12.49      11.40      10.37       9.25
Common cash dividends...................         0.44       0.38       0.31       0.28       0.28
Preferred cash dividends................         1.54       --         --         --         --

Key performance ratios:
Net income to:
 Average assets.........................         1.15%      1.38%      1.40%      1.56%      1.57%
 Average shareholders' equity...........        10.37      12.09      12.39      14.12      16.44
Average shareholders' equity to average
 assets.................................        11.10      11.40      11.27      11.07       9.55
Net interest margin.....................         5.49       5.78       5.53       5.88       5.73
Non-interest income to average assets...          .84        .87        .78        .73        .75
Non-interest expense to average assets..         3.40       3.43       3.14       3.16       3.07
Efficiency ratio........................        59.29      56.23      54.17      51.73      51.49

Risk-based capital measures:
Tier 1 risk-based ratio.................        13.87%     17.89%     17.98%     17.63%     17.61%
Total risk-based ratio..................        15.63      19.09      19.23      18.88      18.86
Leverage capital ratio..................         9.64      11.64      10.76      10.49       9.63

Other significant measures:
Dividend payout.........................        30.85%     26.82%     22.82%     20.34%     20.58%
Percent change in dividend..............        15.79      22.59       9.60         --      25.00
Percent change in net income (to common
 shareholders)..........................          .11       4.30      (2.30)      1.18      40.19
Percent change in total assets..........        56.39       7.98       8.30       4.19       1.71
Equity growth...........................        47.50       9.60       9.92      12.02      13.22

Asset quality:
Net charge-offs to average  loans
 outstanding............................          .89%       .84%       .82%       .44%       .51%
Non-performing loans to total year-end
 loans..................................         1.45       1.14       1.08        .65       1.75
Non-performing assets to total year-end
 assets.................................         1.01        .78        .67        .42       1.04
Allowance for loan losses to total
 year-end loans.........................         1.59       1.28       1.35       1.49       1.41
Allowance for loan losses to
 non-performing loans...................       109.63     113.78     125.14     230.79      80.35

Matewan BancShares, Inc. and Subsidiaries

-------------------------------------------------------------------------------

Average Balance Sheets
-------------------------------------------------------------------------------
(Dollars in thousands)

                                            1996      1995      1994      1993      1992
                                          ------------------------------------------------
Assets
Cash and due from banks.................  $ 22,189  $ 17,391  $ 16,891  $ 12,555  $ 11,797
Interest bearing deposits...............     2,948       683     3,584       209       123
Investment securities...................   140,354   108,634   104,686   106,122   104,650
Federal funds sold......................    18,439    11,613    13,710    11,723    17,256
Loans - net.............................   339,865   221,844   203,278   181,996   171,605
Bank premises and equipment.............    18,346     9,412     8,364     7,139     7,335
Other assets............................    19,196     9,156     8,161     7,985     9,650
                                          ------------------------------------------------
Total assets............................  $561,337  $378,733  $358,674  $327,729  $322,416
                                          ================================================

Liabilities and shareholders' equity
Deposits:
Transaction accounts....................  $130,187  $ 83,135  $ 82,048  $ 74,280  $ 73,547
Savings deposits........................    76,906    52,624    52,551    43,947    43,817
Time deposits...........................   262,271   180,518   168,162   163,067   160,107
Borrowed funds..........................    23,119    15,885    13,098     7,706    10,994
Accrued liabilities and other...........     6,533     3,392     2,404     2,458     3,159
                                          ------------------------------------------------
Total liabilities.......................   499,016   335,554   318,263   291,458   291,624
Shareholders' equity....................    62,321    43,179    40,411    36,271    30,792
                                          ------------------------------------------------
Total liabilities and equity............  $561,337  $378,733  $358,674  $327,729  $322,416
                                          ================================================

See the discussion of acquisition activity for matters that affect the comparability of the above information.

   [GRAPH OF        Table I portrays consistent growth in both total assets and
   Earnings         equity from 1992 through 1996. This growth can be attributed
  Per Share]        to a strategic plan that has systematically expanded the
                    market area in which the Company operates. In 1994, the Company formed FSB, a "de novo" thrift subsidiary, and opened two offices in Pikeville and Paintsville, Kentucky.
                    In 1995, FSB opened two more offices located in supermarkets in Pikeville and Goody, Kentucky. In 1996, FSB opened offices in Prestonsburg and Whitesburg, Kentucky and Richlands and Abingdon, Virginia. In addition, in the first quarter of 1996, the Company consummated the purchase of Kentucky, providing an additional five offices in Pike
                    County, Kentucky. These acquisitions and increased market penetration in the Company's core market area have accounted for this five year growth.

                    Table I also depicts growth in pretax income and net income of approximately 23.97% and 23.79% in 1996. After subtracting the dividend on the preferred stock, earnings available for common shareholders in 1996 were flat when compared to 1995. Earnings available for common shareholders for 1996 of $5.226 million represents the highest annual level realized in the history of the Company. Earnings per share available to common shareholders of $1.43 is a $.01 increase over the comparable prior year level. 1996 earnings were negatively impacted by the one-time expenses incurred in connection with the Kentucky acquisition. Net earnings for 1995 increased 4.30%. Earnings per share increased $.06 in 1995, following a $.04 decline in 1994. Increases of $.02 per share and $.44 per share were experienced in 1993 and 1992, respectively. Over the past four years, book value per common share has increased steadily from a level of $9.25 per share in 1992 to $13.44 at the end of 1996.

                    Management is not aware of any trends, events, or uncertainties, either favorable or unfavorable, that are reasonably likely to have a material effect on the Company's liquidity, capital resources, or results of operations. There are no current recommendations by regulatory authorities which, if implemented, would have a material effect on the Company. The Company has no outstanding loans that have been classified for regulatory purposes as loss, doubtful, substandard, or special mention that result from trends or uncertainties which

Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
-------------------------------------------------------------------------------

  [GRAPH OF         management reasonably expects to materially impact future
  Book Value        operating results, liquidity, or capital resources.
  Per Share]
                    MARKET FOR COMPANY'S COMMON STOCK

                    The Company's common stock (symbol: "MATE") is listed for trading on the National Association of Securities Dealers Automated Quotation System - National Market System. Prior to its listing on June 1, 1994, no trading market existed for the Company's common stock.

                    In March of 1996, the Company successfully completed an offering for a new class of 7.5% Cumulative Convertible Preferred Stock, Series A. Concurrent with this closing and the subsequent exercise of the underwriter's overallotment option, the Company issued 805 thousand shares of preferred stock generating a capital infusion of approximately $18.396 million from the net proceeds. The Company's new class of preferred stock is currently traded on the National Association of Securities Dealers Automated Quotation System
                    - Small Cap Market under the symbol MATEP. In addition to providing capital, the preferred stock provides the Company with flexibility for future expansion.

                    The following table sets forth the high and low sales prices
  [GRAPH OF         of common stock for each quarterly period during 1996 and
  Dividends         1995 as reported by the National Association of Securities
  Per Share]        Dealers, Inc.

                            1996                      1995
                  ------------------------  --------------------------
                   High    Low    Dividend   High    Low    Dividend
                  ------------------------  --------------------------
Fourth Quarter..  $18.50  $17.00    $.12     $21.38  $19.50   $.10

Third Quarter...   18.75   16.00     .12      20.50   18.50    .10

Second Quarter..   19.00   16.25     .10      19.09   17.27    .09

First Quarter...   21.50   18.00     .10      17.73   15.23    .09

                    The following table sets forth the high and low sales prices of preferred stock for each quarterly period in 1996 as reported by the National Association of Securities Dealers, Inc.

                            1996
                  ------------------------
                   High    Low    Dividend
                  ------------------------

Fourth Quarter..  $25.75  $24.25    $.47

Third Quarter...   26.00   24.00     .47

Second Quarter..   26.25   24.00     .47

First Quarter...   26.00   25.00     .14

  [GRAPH OF         As of December 31, 1996, there were 679 holders of record of
 Dividend Data]     the Company's common stock and 72 holders of record of the
                    Company's preferred stock.

                    The Company currently intends to pay regular quarterly cash dividends on its common stock, subject to its need for funds. However, the Company's dividend policy is subject to the discretion of the Board of Directors. In determining whether to continue such dividend payments and in establishing the amount of any dividends to be paid, the Board will consider the Company's earnings, capital requirements and financial condition, prospects for future earnings, federal economic and regulatory policies, general business conditions and other relevant factors, certain of which are beyond the control of the Company.

                    On January 14, 1997, the Company's Board of Directors authorized the repurchase of up to $3.0 million of its 7.5% Cumulative Convertible Preferred Stock, Series A. On January 10,

Matewan BancShares, Inc. and Subsidiaries

-------------------------------------------------------------------------------

                    1995, the Company's Board of Directors authorized the repurchase of up to 100,000 shares of its common stock. Purchases of preferred and common stock may be made, at the discretion of management, subject to regulatory requirements, in the open market or in privately negotiated transactions. Purchased shares may be used from time to time for various corporate purposes.

                    EXPANSION ACTIVITY

                    On March 15, 1996, the Company purchased from Banc One Kentucky Corporation one hundred percent (100%) of the voting stock of the Bank One, Pikeville N.A. franchise ("Pikeville"). The acquisition was accounted for using the purchase method of accounting. On March 18, 1996, Pikeville resumed operations as Matewan National Bank/Kentucky ("Kentucky") adding total assets of approximately $204 million and deposits of approximately $183 million to the consolidated totals of the Company. Operations of Kentucky are included in the consolidated results of the Company from the acquisition date. Kentucky contributed approximately 84% of the asset growth experienced by the Company in 1996 and 29% of its consolidated net income.

                    On January 3, 1994, the Company contributed capital of $4 million to form FSB, a wholly-owned federal savings bank subsidiary of the Company. FSB commenced operations on the same date. Its operations contributed approximately 6% of the growth that the Company experienced in 1996 over 1995 and approximately 71% of the growth that the Company experienced in 1995 over 1994. FSB contributed approximately 6% and 4% of the Company's consolidated net income for the years 1996 and 1995, respectively.

                    FINANCIAL CONDITION

                    The Company's primary sources of revenue are generated by its earning assets, while its primary expenses are incurred by the funding of these assets with various interest bearing liabilities. Following is a discussion of earning assets and interest bearing liabilities for the three years in the period ended December 31, 1996.

                    Average earning assets increased approximately $158.8 million or 46.3% in 1996 over 1995. Consolidation of Kentucky's average asset balances for the nine and one-half month period that it was an affiliate of the Company accounted for approximately 87.4% of the increase. Average net loans increased approximately $118.0 million or 53.2% (80.5% of which was attributable to Kentucky) while average investment securities increased approximately $31.7 million (29.2%, nearly all attributable to Kentucky) and average interest bearing deposits in other banks increased approximately $2.265 million (331.6%). Average federal funds sold increased approximately $6.8 million (58.8%) due primarily to the acquisition of Kentucky.

                    Average earning assets increased approximately $17.5 million or 5.4% in 1995 over 1994. Average net loans increased approximately $18.6 million (9.1%) while average investment securities increased approximately $3.9 million (3.8%) and average interest bearing deposits decreased approximately $2.9 million (80.9%). Average federal funds sold decreased approximately $2.1 million (15.3%).

                    Average interest bearing liabilities are the primary source of funds that support the Company's earning assets. In 1996, average interest bearing liabilities increased approximately $140.9 million (48.8%). Average transaction accounts increased approximately $28.8 million (74.7%), average savings deposits increased $24.2 million (45.9%), average time deposits increased $80.7 million (44.5%), and average borrowed funds, short-term and long-term borrowings, increased approximately $7.2 million (45.5%) in 1996 over 1995. Most of the increases are attributable to Kentucky.

                    In 1995, average interest bearing liabilities increased approximately $17.2 million (6.4%). Average transaction accounts increased approximately $896 thousand (2.4%), average savings deposits increased $158 thousand (.3%), average time deposits increased $13.4 million (8.0%), and average borrowed funds, primarily commercial repurchase agreements, increased approximately $2.8 million (21.3%) in 1995 over 1994.

Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
-------------------------------------------------------------------------------

Table II - Analysis of Earning Assets and Interest Bearing Liabilities
-------------------------------------------------------------------------------
(Dollars in thousands)

                                                  Year Ended                  Year Ended                  Year Ended
                                              December 31, 1996           December 31, 1995            December 31, 1994
                                          -------------------------- ---------------------------  ---------------------------
                                          Average             Yield   Average             Yield   Average               Yield
                                          Balance   Interest   Rate   Balance   Interest   Rate   Balance   Interest    Rate
                                          -------------------------- ---------------------------  ---------------------------
Assets
Earning assets:
  Loans:
   Commercial...........................  $ 95,230   $10,158  10.67%  $ 65,091   $ 6,851  10.53%  $ 65,186   $  6,168    9.46%
   Real estate..........................   130,139    13,403  10.30     80,683     8,470  10.50     70,119      7,023   10.02
   Consumer.............................   114,496    13,022  11.37     76,070    10,003  13.15     67,973      8,371   12.32
                                          -------------------------- ---------------------------  ---------------------------
Total loans.............................   339,865    36,583  10.76    221,844    25,324  11.42    203,278     21,562   10.61

Securities:
  Taxable...............................   132,317     8,248   6.23    106,138     6,272   5.91    103,759      6,205    5.98
  Tax-exempt............................     8,037       419   5.21      2,496       146   5.85        927         58    6.26
                                          -------------------------- ---------------------------  ---------------------------
Total securities........................   140,354     8,667   6.18    108,634     6,418   5.91    104,686      6,263    5.98
Federal funds sold......................    18,439       994   5.39     11,613       660   5.68     13,710        551    4.02
Interest bearing deposits in banks......     2,948       140   4.75        683        40   5.86      3,584        148    4.13
                                          -------------------------- ---------------------------  ---------------------------
Total earnings assets...................   501,606    46,384   9.25%   342,774    32,442   9.46%   325,258     28,524    8.77%

Non-earning assets:
  Other assets..........................    59,731                      35,959                      33,416
                                          --------                    --------                    ---------
Total assets............................  $561,337                    $378,733                     $358,674
                                          ========                    ========                    =========

Liabilities and shareholders' equity
Interest bearing liabilities:
  Transaction accounts..................  $ 67,256   $ 2,217   3.30%  $ 38,488   $ 1,185   3.08%  $ 37,592   $  1,142    3.04%
  Savings deposits......................    76,906     2,321   3.02     52,709     1,770   3.36     52,551      1,817    3.46
  Time deposits.........................   262,271    13,337   5.09    181,554     9,112   5.02    168,162      7,137    4.24
  Borrowed funds........................    23,119       994   4.30     15,885       577   3.63     13,098        447    3.41
                                          -------------------------- ---------------------------  ---------------------------
Total interest bearing liabilities......   429,552    18,869   4.39    288,636    12,644   4.38    271,403     10,543    3.88
                                                     ---------------             ---------------             ----------------

Non-interest bearing liabilities and
 capital:
   Demand deposits......................    62,931                      43,526                      44,456
   Accrued expenses and other...........     6,533                       3,392                       2,404
   Total shareholders' equity...........    62,321                      43,179                      40,411
                                        ----------                   ---------                   ---------
Total non-interest bearing liabilities
   and capital..........................   131,785                      90,097                      87,271
                                        ----------                   ---------                   ---------
Total liabilities and capital...........  $561,337                    $378,733                    $358,674
                                        ==========                   =========                   =========

Net interest income.....................             $27,515                     $19,798                     $ 17,981
                                                     =======                     =======                     ========
Spread..................................                       4.86%                       5.08%                         4.89%
                                                              =====                       =====                        =======
Net interest margin.....................                       5.49%                       5.78%                         5.53%
                                                              =====                       =====                        =======

Nonaccrual loans are included in average balances.

Yields on tax-exempt securities are on a pretax basis and do not represent tax equivalent yields.

Matewan BancShares, Inc. and Subsidiaries

-------------------------------------------------------------------------------

    [GRAPH OF       LOAN PORTFOLIO
Loans Outstanding]
                    The Company offers a variety of lending services, including commercial and financial, real estate and consumer loans.
                    The Company, similar to other financial institutions, also offers off-balance sheet instruments to its customers to aid them in meeting their requirements for liquidity, credit enhancement, and interest rate protection.

                    The Company's lending philosophy is to maintain a strategic asset mix wherein the loan portfolio comprises approximately sixty-five percent (65%) of the Company's total assets. More specifically, the mix of the loan portfolio is targeted for equal distribution among the real estate, commercial, and consumer categories. At December 31, 1996, the actual distribution was 38% real estate, 33% consumer and 29% commercial. The primary focus for all categories of lending is the thirteen county market area that the Company has identified as its core market.

   [GRAPH OF        By definition, credit concentrations consist of direct,
Loan Portfolio      indirect, or contingent liabilities exceeding twenty-five
 Distribution]      percent (25%) of the Company's capital base. Concentrations are considered to involve a single borrower, an affiliated borrower, a group of borrowers engaged in or dependent on a single industry, or a group of borrowers with similar credit categorizations. The Company has no foreign loans or loan concentrations to individual or related borrowers which exceed 10% of total loans. By definition, two major types of concentrations exist for the Company: (i) those delineated by loan category and (ii) that of a single industry concentration. Loan categories in excess of twenty-five percent (25%) of the Company's capital base are (i) those secured by one-to-four family residences, (ii) those secured by automobiles, (iii) those secured by commercial real estate and equipment, and (iv) those characterized as unsecured consumer loans. The other type of concentration relates to the general overall reliance on the coal industry prevalent throughout the Company's market area. Given the market area's dependence on this industry, the Company's avoidance of concentration is neither likely nor practical.

   [GRAPH OF        Although the Company strives to maintain a diversified loan
Loan Portfolio      portfolio, a substantial portion of its debtors' ability to
 Distribution       honor their obligations is dependent upon the coal industry.
by Collateral]      Accordingly, a downturn in the coal industry could impact
                    the value of collateral held as security for the loan portfolio and the ability of the borrowers to repay in accordance with original terms. The Company attempts to diversify this particular concentration somewhat by (i) avoiding concentration of or reliance on one company and its employees, suppliers, or independent coal operators or contractors, (ii) spreading the commercial portfolio throughout southern West Virginia, eastern Kentucky and western Virginia, and (iii) engaging in business involving different coal companies and different types of coal.
                    Historically, management has closely monitored coal related credits and has been successful in limiting credit exposure during times of downward economic trends in the industry.
                    The direct coal related credits in the Company's loan portfolio actually represent less than 5% of the total net portfolio.

                    The majority of loans outstanding are collateralized by real estate, commercial equipment, and personal consumer goods. At December 31, 1996, one-to-four family residential real estate secured approximately 34% of the net loan portfolio, commercial equipment and vehicles secured approximately 7%, automobiles secured approximately 19%, and commercial real estate secured approximately 13%. Principally all of the commercial real estate securing the loans noted above is within the market area served by the Company, where such real estate values have not been significantly affected by the significant fluctuations which have caused the collateral value problems in other regions of the country. No other individual category makes up 10% or more of the loan portfolio.

                    Real estate loans represent the largest component of the Company's loan portfolio. The majority of real estate loans outstanding in terms of both dollar volume and number of loans have been made within the identified core market area of the Company. One-to-four family residential real estate represents most of the collateral for this category. Company loan policy maintains uniform and minimum standards for determining creditworthiness of potential real estate borrowers, requiring conformity to FNMA and FHLMC standards, including debt-to-worth and loan-to-appraised value ratios. Maximum allowable levels for loan-to-value ratios for the most prevalent types of real estate lending are eighty percent (80%) for one-to-four family residences, seventy-five (75%) for land development, and sixty-

Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
-------------------------------------------------------------------------------

                    five (65%) for raw, unimproved residential land. In addition, minimum standard parameters regarding downpayment, loan term, and risk-based determined loan rates are employed by the Company.

                    Consumer loans comprise the second largest component of the Company's loan portfolio in terms of dollar volume. The majority of the Company's consumer loans have been made within the Company's core market area. Automobile loans comprise the largest single type of consumer credit category, approximating one-half of the total consumer portfolio. Loan policy mandates minimum underwriting standards depending on the nature of credit involved, including the applicant's employment history, disposable income and debt-to-income ratios, net worth, credit scores, downpayment requirements, loan terms, and collateral. While Company policy emphasizes secured lending, unsecured consumer lending within established guidelines is permitted by policy.

                    Commercial loans represent both the smallest component of the Company's loan portfolio and the largest and most concentrated risks found therein. In terms of geographic concentration, the majority of the dollar volume of outstanding loans in this portfolio category have been made within the Company's core market area. The majority of the loans in this category are collateralized with either coal mining equipment and/or coal mining vehicles and equipment or other commercial real estate or equipment. Minimum commercial loan underwriting and documentation standards include - among other requirements - current financial information, demonstration of adequate cash flow, adequate and perfected lien positions, and sufficient collateral coverage and insurance. Minimum standards similarly exist for downpayment and/or equity coverage, loan term, and risk-based interest rate determination - all dependent on the nature and type of credit involved. Loan policy provides for variable rate pricing based upon some predetermined and prominently recognized index - usually Wall Street Journal Prime. However, management has not extensively used variable rate pricing as the duration of the commercial portfolio is not overly long.

                    The Company, as part of its asset/liability and risk management processes, utilizes industry recognizable standardized credit scoring models on most categories of loans. As a consequence of this methodology, the Company is able to employ tiered risk-based pricing as a mechanism to further manage interest margins and credit quality.

                    The population of the thirteen county core market area declined substantially during the decade of 1980 to 1990, before a change in course in the early 1990s. Total households, which tend to be larger in this market than most national averages, similarly fell over the same time period, although not as drastically as population readings would suggest. A majority of these households (over 68%) own their dwelling with a median value in excess of $40 thousand. Median household income for the area is just below $19 thousand, with approximately forty percent (40%) of the households having incomes in excess of $25 thousand. Coal mining remains the dominant industry in the local economy, however, the dominant employers in the market are - in no particular order - education, government services, and health care services. Blue collar occupations dominate most employment readings representing nearly fifty-six (56%) of the work force. The single most powerful industrial influence in the core market area is the dependence - directly and indirectly - on the coal industry.

Matewan BancShares, Inc. and Subsidiaries

-------------------------------------------------------------------------------

                    The following table shows the composition of the Company's loan portfolio:

Table III - Consolidated Summary of Loans
-------------------------------------------------------------------------------
(Dollars in thousands)

                                                      Years Ended December 31
                                            1996      1995      1994      1993      1992
                                          ------------------------------------------------
Commercial loans........................  $108,240  $ 63,581  $ 64,821  $ 69,372  $ 65,144
Real estate loans.......................   144,693    88,197    76,908    66,638    54,225
Consumer loans..........................   125,163    80,796    77,564    65,107    57,963
                                          ------------------------------------------------
Subtotal................................   378,096   232,574   219,293   201,117   177,332
Less: Unearned income...................     1,309     1,033     1,617     2,303     2,098
                                          ------------------------------------------------
Subtotal................................   376,787   231,541   217,676   198,814   175,234
Less: Allowance for loan losses.........     5,986     2,973     2,932     2,961     2,470
                                          ------------------------------------------------
Net loans...............................  $370,801  $228,568  $214,744  $195,853  $172,764
                                          ================================================

                    At December 31, 1996, net loans approximated $371 million as compared to $229 million on December 31, 1995. Real estate loans increased approximately $56.5 million (64.1%). Approximately 80% or $45.2 million of this increase is attributable to Kentucky. Consumer loans increased approximately $44.4 million, of which approximately $35 million or 78.8% of the increase is attributable to Kentucky. Commercial loans increased approximately $44.7 million or 70.2%. Kentucky accounted for approximately $34.5 million or 79% of the increase in volume.

                    At December 31, 1995, net loans approximated $229 million as compared to $215 million on December 31, 1994. Real estate loans increased approximately $11.3 million (14.7%), consumer loans increased approximately $3.2 million (4.2%), and commercial loans decreased approximately $1.2 million (1.9%) from December 31, 1994.

                    As Table III illustrates, the Company has a relatively balanced loan portfolio with increasing emphasis being placed on the consumer and real estate markets. The maturity distribution of the Company's gross loans at December 31, 1996 is summarized in Table IV:

Table IV - Remaining Maturities of Loans
--------------------------------------------------------------------------------
(Dollars in thousands)

                                            Balance                         After
                                          December 31  One Year   1 to 5    Five
                                             1996      or Less    Years     Years
                                          ----------------------------------------
Commercial loans........................   $108,240    $ 83,325  $ 22,572  $ 2,343
Real estate loans.......................    144,693      16,251    98,718   29,724
Consumer loans..........................    125,163      51,101    72,291    1,771
                                          ----------------------------------------
Total loans.............................   $378,096    $150,677  $193,581  $33,838
                                          ========================================

Loans due after one year:
   With floating rates..................   $  8,767
                                           ========
   With predetermined rates.............   $218,652
                                           ========

                    ALLOWANCE FOR LOAN LOSSES

                    The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries are credited to the allowance.

                    On January 1, 1995, the Company adopted Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by FASB Statement No.
                    118. Under this standard, the allowance for loan losses related to loans that are

Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
-------------------------------------------------------------------------------

  [GRAPH OF         identified for evaluation in accordance with Statement 114
 Loan Coverage]     is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Prior to 1995, the allowance for loan losses related to these loans was based on undiscounted cash flows or the fair value of collateral for collateral dependent loans. The adoption of this pronouncement did not materially impact the Company's financial statements, accounting policies, nonperforming loans, or determination of the adequacy of the allowance for loan losses.

                    The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated loan losses. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received of impaired loans that is susceptible to significant change.

                    The allowance for loan losses is based upon senior management's review of the loan portfolio, historical charge-off experience, composition of the loan portfolio, loan volume, current economic conditions and other relevant factors. For a given period, the provision for loan losses, less net charge-offs, comprises the allowance for loan losses for that period. In management's judgment, the allowance for loan losses is maintained at a level adequate to absorb potential losses on existing loans and loan commitments.

                    Accrual of interest is generally discontinued when a loan becomes ninety days past due as to principal or interest. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed, and interest accrued in prior years is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest and the loan is in the process of collection. Loans in foreclosure and liquidation proceedings are immediately placed on nonaccrual status. A nonaccrual loan may be restored to an accrual basis when interest and principal payments are made current, the credit performs in accordance with contractual terms for a reasonable period of time, and prospects for future payments are no longer in doubt.

                    The allowance for loan losses at December 31, 1996 was approximately $6.0 million compared to approximately $3.0 million in 1995, an increase of approximately $3.0 million or 100%. The acquisition of Kentucky accounted for an increase of approximately $3.2 million in the allowance for loan losses at March 18, 1996. The ratio of net charge-offs to average net loans was .89% in 1996 as compared to .84% in 1995. The ratio of allowance for loan losses to non-performing loans, the "coverage ratio," provides a quantifiable estimate of the coverage available in the allowance for loan losses against known problem credits. The coverage ratio was 109.63% and 113.78% for the years 1996 and 1995, respectively. The ratio of non-performing loans to total year end loans was 1.45% and 1.14% for 1996 and 1995, respectively. The ratio of loan loss provision to net charge-offs was 95.5% and 102.2% for 1996 and 1995, respectively.

                    Starting in late 1994 and continuing throughout 1995 and 1996, management moved to position the loan portfolio for the future by aggressively working out problem credits, particularly in the consumer and commercial sector. Over this period of time, the Company has undertaken a comprehensive program concerning the restructuring of or disposing of problem or higher risk credits. At the implementation of this program, management recognized that the adoption of such an aggressive posture would entail having to absorb some charges to the loan loss allowance that could, at least initially, be of a substantially heavier volume than historical comparisons would suggest. Management also recognized that dealing with some of these problem credits in this aggressive manner would result in some credits, that previously would not have been recognized as such, becoming classified assets and being reported as classified assets. Accordingly, non-performing levels were anticipated to be much

Matewan BancShares, Inc. and Subsidiaries

-------------------------------------------------------------------------------

                    heavier than prior period levels, although it was the opinion of management that these higher levels of non-performing loans did not contain an additional proportionate level of credit exposure. Management further recognized that these anticipated charges and reclassifications would be occurring in a period of time in which normal and continuing provisions to loan loss allowance to reflect and to cover current period loan activity would also have to be made. Management determined at the outset that (i) there existed sufficient coverage in the loan loss allowance at that time to absorb the effect of anticipated higher charge-offs without any accompanying increase in the provision and (ii) on an ongoing basis, provisions to loan loss allowance would continue to be made to reflect any additional exposure to the loan portfolio.

                    Consistent with national trends, the Company has experienced higher delinquencies in consumer loans. Accordingly, management has focused a significant amount of their time toward reducing consumer delinquencies and losses. A significant portion of the allowance for loan losses has been allocated to the consumer portfolio to cover the estimated exposure in the Company's consumer lending. As noted in Table VI, consumer loans as a percent of total loans have decreased over the past two years. This has been done to help manage this segment of the portfolio. Management believes the allocation of the allowance to the consumer portfolio is adequate to absorb estimated losses in this segment of the portfolio.

                    Based upon economic expectations, extensive reviews of credit relationships by management, and the level of nonperforming assets, management maintained its dual posture throughout 1996 of strengthening the allowance and aggressively liquidating problem credits. Management further maintained its aggressive approach of identifying, monitoring, and treating problem credits.

The following tables show the analysis of the allowance for loan losses and the allocation of allowance for loan losses:

Table V - Analysis of Allowance for Loan Losses
------------------------------------------------------------------------------
  (Dollars in thousands)

                                                                                   Year Ended December 31
                                                                    1996         1995        1994       1993         1992
                                                                -----------------------------------------------------------
Amount of loans outstanding at end of period.................      $376,787    $231,541    $217,676    $198,814    $175,234
                                                                ===========================================================

Daily average amount of loans................................      $345,062    $221,844    $203,278    $181,996    $171,605
                                                                ===========================================================

Balance of allowance for loan losses at beginning of period..      $  2,973    $  2,932    $  2,961    $  2,470    $  2,006
Loans charged off:
   Commercial................................................           436         533         854         318         477
   Consumer..................................................         2,996       1,724       1,205         804         634
   Real estate...............................................           306         137          69          92         163
                                                                -----------------------------------------------------------
Total loans charged off......................................         3,738       2,394       2,128       1,214       1,274
Recoveries of loans previously charged off:
   Commercial................................................           142         104         107         156         192
   Consumer..................................................           492         411         294         228         177
   Real estate...............................................            20          12          55          36          26
                                                                -----------------------------------------------------------
Total recoveries.............................................           654         527         456         420         395
                                                                -----------------------------------------------------------
Net loans charged off........................................         3,084       1,867       1,672         794         879
Additions to allowance charged to expense....................         2,945       1,908       1,643       1,285       1,343
Incidental to acquisition....................................         3,152          --          --          --          --
                                                                -----------------------------------------------------------
Balance at end of period.....................................      $  5,986    $  2,973    $  2,932    $  2,961    $  2,470
                                                                ===========================================================
Ratio of net charge-offs during period to average loans......          0.89%       0.84%       0.82%       0.44%       0.51%
                                                                ===========================================================
Ratio of loan loss provision to net charge-offs..............          95.5%      102.2%       98.3%      161.8%      152.8%
                                                                ===========================================================


Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
-------------------------------------------------------------------------------

Table VI - Allocation of Allowance for Loan Losses
-------------------------------------------------------------------------------
(Dollars in thousands)

                   December 31, 1996     December 31, 1995     December 31, 1994       December 31, 1993      December 31, 1992
                  Allocation  Category  Allocation  Category  Allocation  Category   Allocation   Category  Allocation   Category
                      of       as a %       of       as a %       of       as a %        of        as a %       of        as a %
                  Allowance   of Loans  Allowance   of Loans  Allowance  of Loans    Allowance    of Loans  Allocation   of Loans
                 --------------------- --------------------- --------------------- ----------------------- -----------------------
Commercial......   $1,996     28.63%     $  955      27.3%     $2,106      29.5%      $2,150        34.5%    $1,438        36.7%
Real estate.....    1,141     38.27         638      37.9         210      35.1          305        33.1        315        30.6
Consumer........    2,849     33.10       1,380      34.8         616      35.4          506        32.4        717        32.7
                 --------------------- ------------------    --------------------- ---------------------   ----------------------
                   $5,986    100.00%     $2,973     100.0%     $2,932     100.0%      $2,961       100.0%    $2,470       100.0%
                 ===================== ==================    ===================== =====================   ======================

                    CONSOLIDATED SUMMARY OF NON-PERFORMING ASSETS

                    Non-performing assets consist of non-accrual loans, loans more than ninety days past due, and other real estate owned.

                    At December 31, 1996, non-performing assets increased by approximately 102.1% over prior year levels, or approximately $3.2 million to 1.01% of total assets as compared to .78% of total assets at December 31, 1995. The acquisition and consolidation of Kentucky accounted for approximately $1.5 million or 47.3% of the increase. The remaining increase was attributable to a combination of management's increasingly aggressive posture in dealing with problem credits, the desire for a conservatively valued loan portfolio, overall collection efforts, and an increased number of credits requiring management action. Management believes they have adequately provided for losses related to nonperforming assets at December 31, 1996. Of the loans held in non-accrual status in 1996, if interest had been accrued on these loans based upon their original terms, income before taxes would have increased by approximately $458 thousand. A total of approximately $585 thousand in interest was actually collected on these accounts.

                    Other real estate owned, which is recorded at the lower of cost or market, represents the real estate which the Company has taken ownership in full or partial satisfaction of loans. Approximately 35.2% of the other real estate owned is of a nonresidential nature.

                    The following table depicts the relative levels of non-performing assets for the last five years:

Table VII - Consolidated Summary Non-Performing Assets
-------------------------------------------------------------------------------
(Dollars in thousands)

                                           1996     1995     1994     1993     1992
                                          ------------------------------------------
Non-performing assets:
  Non-accruing loans....................  $4,416   $1,995   $1,743   $1,037   $2,838
  Loans past due 90 days................   1,044      618      600      246      236
                                          ------------------------------------------
Total non-performing loans..............   5,460    2,613    2,343    1,283    3,074
  Other real estate owned...............     879      524      137      156      352
                                          ------------------------------------------
Total non-performing assets.............  $6,339   $3,137   $2,480   $1,439   $3,426
                                          ==========================================

Non-performing loans as a percent of
 total loans............................    1.45%    1.13%    1.08%     .65%    1.75%
                                          ==========================================

Non-performing assets as a percent of
 total assets...........................    1.01%    0.78%    0.67%    0.42%    1.04%
                                          ==========================================

Matewan BancShares, Inc. and Subsidiaries

-------------------------------------------------------------------------------

                    The Company adopted Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan," on January 1, 1995. Statement No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's original effective interest rate or, as a practical expedient, at the loan's observable market price of the fair value of the collateral if the loan is collateral dependent. The adoption and implementation of this standard has not had a material effect on the Company's financial statements.

                    At December 31, 1996, the recorded investment in impaired loans was $10.9 million (of which $1.7 million was on a nonaccrual basis). Included in this amount is $2.0 million of impaired loans for which the related allowance for credit losses is $.8 million and $8.9 million of impaired loans that do not have a specific allocation of the allowance for credit losses. The average recorded investment in impaired loans for the year ended December 31, 1996 approximated $9.5 million. The increase in 1996 is due to the acquisition of Kentucky. For the year ended December 31, 1996, the Company recognized interest income on impaired loans of $1.2 million of interest income using the cash basis method of income recognition.

                    At December 31, 1995, the recorded investment in impaired loans was $6.5 million (of which $278 thousand was on a nonaccrual basis). Included in this amount was $863 thousand of impaired loans for which the related allowance for credit losses is $274 thousand and $5.7 million of impaired loans that do not have a specific allocation of the allowance for credit losses. The average recorded investment in impaired loans for the year ended December 31, 1995 approximated $5.7 million.

  [GRAPH OF         INVESTMENT PORTFOLIO AND OTHER EARNING ASSETS
Loan Portfolio
 Distribution]      The second largest component of earning assets is investment securities. The Company's investment portfolio is comprised primarily of United States Government and Federal Agency obligations. The Company's portfolio is designed to enhance liquidity while providing acceptable rates of return. By achieving this, the investment portfolio helps promote the Company's asset/liability management.

                    Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability, at the time of purchase, to hold securities to maturity on a longer term basis, they are classified as investments held-to-maturity and carried at amortized historical cost. Debt securities purchased for an indefinite period of time, including securities that management intends to utilize as part of its asset/liability strategy, or those that may be sold for various reasons, and marketable equity securities are classified as available for sale and carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale, net of the related tax effect, are carried as a separate component of shareholders' equity.

                    The Company does not hold investment securities for trading purposes. The Company adopted the provisions of Financial Accounting Standards Board Statement No. 115 ("SFAS 115"), the new standard for investments held as of or acquired after January 1, 1994. The balance of the shareholders' equity account at January 1, 1994 was increased approximately $127 thousand (net of deferred income taxes of $30 thousand) to reflect the unrealized holding gains on securities classified as available-for-sale previously carried at amortized cost. At December 31, 1996 unrealized holding losses on available-for-sale securities, net of deferred income taxes, of approximately $68 thousand, have been recorded as a separate component of shareholders' equity.

Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
-------------------------------------------------------------------------------

Table VIII - Investment Securities
-------------------------------------------------------------------------------
(Dollars in thousands)

                                        U.S.      Federal   State and      Other                Weighted
                                      Treasury   Agencies   Municipal   Securities     Total      Yield
                                    --------------------------------------------------------------------
December 31, 1996
Maturity:
  Within 1 year                        $ 2,000   $ 17,850     $ 2,151   $   --        $ 22,001     6.37%
  After 1 year through 5 years           6,967     87,784       6,666      525         101,942     6.11
  After 5 years through 10 years            --     12,906         861       --          13,767     6.88
  After 10 Years                            --      4,327       1,164    4,779          10,270     8.08
                                    ---------------------------------------------     --------
Total carrying value                   $ 8,967   $122,867     $10,842    5,304        $147,980     6.36
                                    =============================================     ========
Estimated fair value                   $ 8,963   $122,657     $10,905    5,313        $147,838
Yield at purchase                         5.61%      6.38%       5.93%    6.77%           6.36%
Average maturity (in years)               1.04       3.53        6.34    22.18            4.25

December 31, 1995
Total carrying value                   $11,932   $ 88,049     $ 3,476   $2,271        $105,728     6.24%
Estimated fair value                    12,015     88,492       3,490    2,271         106,268
Yield at purchase                         5.62%      6.39%       4.74%    6.00%           6.24%
Average maturity (in years)                .97       2.50        2.06    20.00            2.09

December 31, 1994
Total carrying value                   $28,427   $ 77,744     $ 1,312   $2,498        $109,981     5.99%
Estimated fair value                    28,001     75,156       1,299    2,499         106,955
Yield at purchase                         5.25%      6.28%       5.23%    5.92%           5.99%
Average maturity (in years)               1.05       2.47        2.96    16.81            2.09

                    During 1996, the Company increased its investment holdings by approximately $42.3 million. Approximately $40.7 million of the increase was attributable to Kentucky. Investment in U.S. Treasury issues declined approximately $3.0 million to approximately 6% of the total portfolio (down from 11% in the prior year). In contrast, investment in Federal Agency issues, State & Municipal issues, and other securities increased in terms of both volume and proportion of the investment portfolio in 1996 from prior year levels. Federal Agency investments increased approximately $34.9 million (representing 83% of the portfolio for both 1996 and 1995). Investments in State and Municipal issues increased approximately $7.4 million and investments in other securities increased approximately $3.0 million in 1996, collectively representing approximately 10.9% of the investment portfolio as compared to 5% in the prior year. Kentucky accounted for most of the increases in absolute dollar terms.

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

                    The Company's investment in federal funds sold increased approximately $11.7 million in 1996 from prior year levels. Average federal funds sold for the year were approximately $6.8 million higher in 1996 than in 1995. The Kentucky acquisition and strong core deposit growth for the Company provided the bulk of the funds available for this sort of investment. In addition, improved loan demand utilized some of the excess funds.

Matewan BancShares, Inc. and Subsidiaries

-------------------------------------------------------------------------------

                    Any assessment of the Company's activity in federal funds investments needs to be evaluated in the context of evolving economic market forces and the Company's overall asset/liability management. Management attempts to maintain federal funds sold at levels sufficient to maintain adequate liquidity, while balancing these liquidity needs with a desire to maximize return on earning assets. At interest rate levels prevalent in much of 1996, the differential between yields on federal funds sold and investment securities falling within the parameters of the Company's investment policy was often minimal, providing little incentive for committing substantial amounts of funds to either alternative. In addition, despite generally lower interest rate levels for 1996 and a more competitive lending environment producing generally lower loan yields for the same period, strong loan demand made lending a much more attractive option in 1996 than most other investment options. Most of the growth in federal funds sold and investment securities in 1996 was a consequence of the Kentucky acquisition. Except for the absorption of Kentucky's securities into the investment portfolio of the Company, much of 1996 investment activity involved little more than replacing maturing securities with issues of a similar maturity. Much of the lengthening of the average maturity experienced in most investment portfolio categories in 1996 was similarly a function of absorbing Kentucky's investment portfolio into that of the Company.

                    DEPOSITS
  [GRAPH OF
 Total Deposits]    The Company primarily uses deposits to fund its lending
                    activities and investment portfolio. Deposit accounts, including checking, savings, certificates of deposit, and short-term borrowings, are obtained primarily from the market area that the Company serves.

                    Average deposits and short-term borrowings increased approximately $160.2 million or 48.2% in 1996 from 1995 levels. Approximately $137 million of this increase, or 86%, was a direct consequence of Kentucky's contribution to the consolidated totals. The remainder was a consequence of growth in the Company's established core market. Despite increasingly aggressive competition for funds in its market area, in 1996 the Company was able to maintain funds at a level that was only one basis point more expensive than for 1995. Jumbo certificates of deposit are defined as deposits with minimum denominations of $100 thousand and maximum maturities of one year. The aggregate amount of jumbo certificates of deposit in the Company was $65.4 million and $43.0 million, at December 31, 1996 and 1995, respectively. Kentucky was responsible for 97.8% of the increase experienced in jumbo certificates of deposit at December 31, 1996.

                    Average deposits and short-term borrowings increased approximately $16.3 million or 5% in 1995 from 1994 levels. The decreasing interest rate environment prevalent during much of 1995 did not provide the Company with as much earnings relief as it had in the last general decline in 1992 and 1993. In fact, the Company's cost of funds actually increased on most interest bearing deposit categories due to carryover from the repricing developments in 1994, some aggressive growth campaigns the Company undertook with regard to some of its newer offices, and more intensive competitive pressures.

    [GRAPH OF       OTHER BORROWINGS
Funds Distribution]
                    Short-term borrowings consist of the Treasury Tax and Loan
                    Account, Commercial Repurchase Agreements, and Borrowings from the Federal Home Loan Bank (FHLB). The amount in the
                    Treasury Tax and Loan accounts is directly related to the amount of payroll in the market area and the frequency of government withdrawals. Commercial Repurchase Agreements represent overnight transactions whereby certain commercial customers invest in liquid interest-bearing liabilities.
                    Average Commercial Repurchase Agreements decreased approximately $1.5 million (11.9%) in 1996, after increasing approximately $1.5 million (14%) in 1995. As a general rule, an increasing interest rate environment and generally better liquidity characteristics make Commercial Repurchase
                    Agreements a less attractive investment alternative in the type of economic environment experienced in the past two years. Average Borrowings from FHLB were insignificant for most of 1996. The Bank did have an overnight draw outstanding on its Flexline at FHLB Pittsburgh at December
                    31, 1996, which management repaid during the first week of 1997.

Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
-------------------------------------------------------------------------------

Table IX - Short-Term Borrowings
-------------------------------------------------------------------------------
(Dollars in thousands)

                                          1996            1995            1994
                                     Amount   Rate   Amount   Rate   Amount   Rate
                                     -------------- ---------------- -------------
Treasury tax and loan account:
  As of year-end...................  $ 8,101  3.62%  $ 3,349  5.15%  $ 2,908  3.65%
  Average balance..................    3,105  3.88     2,807  4.08     2,346  2.69
  Maximum month-end................    8,101   --      6,615   --      5,577   --

Commercial repurchase agreements:
  As of year-end...................  $10,118  3.19%  $ 9,361  4.20%  $12,089  3.14%
  Average balance..................   10,750  3.53    12,863  3.71    10,752  3.79
  Maximum month-end................   13,413   --     14,695   --     14,934   --

FHLB borrowings and other:
  As of year-end...................  $ 5,000  3.61%  $ 5,000  6.05%  $  --     -- %
  Average balance..................       41  5.78        69  5.95      --     --
  Maximum month-end................    5,000   --      5,000   --       --     --

                    On March 15, 1996, the Company executed a note payable for $8.0 million to finance a portion of the Kentucky acquisition. The 7.7% note is scheduled to be paid annually over ten years. The loan will reprice only at its five year anniversary date at a 200 basis point differential over the five year Treasury Note at that date.

                    ASSET/LIABILITY MATURITY AND RATE SENSITIVITY

                    Asset and liability management is the planning, implementation, and risk control processes for determining asset pricing and mix and targeted liability maturities in such a way that net interest margin will be maximized and interest rate risk will be adequately managed. A major subprocess is gap management of the Company's interest sensitive assets to interest sensitive liabilities.

                    The matching of assets and liabilities involves estimating the extent to which such assets and liabilities are "interest rate sensitive" and monitoring the Company's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest earning assets maturing or repricing and the amount of interest bearing liabilities maturing or repricing within a specific time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest sensitive assets. During a period of rising interest rates, a negative gap would be expected to adversely affect net interest income while a positive gap would be expected to result in an increase in net interest income. During a period of falling rates, a negative gap would be expected to result in an increase in net interest income while a positive gap would be expected to adversely affect net interest income.

                    The Company is liability sensitive in the one year and under category, or "negatively gapped." Accordingly, a decrease in interest rates will benefit the Company while an increase in interest rates will exert pressure on the net interest margin. The earnings of the Company are sufficient to withstand the short-term negative gap position should a moderate increase in interest rates occur. Should a large rate increase occur, management would consider liquidating available-for-sale investments and loans or borrowings from FHLB. These proceeds would be placed in higher yielding short-term investments.

                    The Company recognizes the exposure that exists from the concentration of large jumbo certificates of deposit, and as part of the asset/liability policy matches both rates and maturities to minimize interest rate and liquidity risk. In addition, management estimates,

Matewan BancShares, Inc. and Subsidiaries

-------------------------------------------------------------------------------

                    based upon history, that a major portion of the transaction accounts have attributes of core deposits and, therefore, are not extremely interest sensitive.

                    The following table sets forth the amount of interest earning assets and interest bearing liabilities at December 31, 1996, distributed on the basis of contractual maturities and/or scheduled rate adjustments in the periods of time designated.

Table X - Asset and Liability Maturity and Rate Sensitivity
-------------------------------------------------------------------------------
(Dollars in thousands)

                                            0-90       91-180     181-365      Total        1-5       Over
                                            Days        Days        Days       1 Year      Years     5 Years    Total
                                          -----------------------------------------------------------------------------
Earning assets:
  Loans.................................  $  99,581   $  26,068   $  25,028   $ 150,677   $193,581   $33,838   $378,096
  Investments...........................     13,247       2,022       6,732      22,001    101,942    24,037    147,980
  Interest-bearing deposits.............      6,034         --          --        6,034        --       --        6,034
  Federal funds sold and other..........     28,928         --          --       28,928        --       --       28,928
                                           ----------------------------------------------------------------------------
Total earning assets....................    147,790      28,090      31,760     207,640    295,523    57,875    561,038

Interest bearing liabilities:
  Savings and transaction accounts......    148,680         --          --      148,680        --       --      148,680
  CD's $100,000 and over................     23,441      14,274      27,724      65,439     37,790      --      103,229
  Other time............................     57,811      36,900      39,962     134,673     57,592       670    192,935
                                           ----------------------------------------------------------------------------
Total deposits..........................    229,932      51,174      67,686     348,792     95,382       670    444,844
  Other borrowings......................     22,969         153         676      23,798      3,912     3,088     30,798
                                           ----------------------------------------------------------------------------
Total interest bearing liabilities......    252,901      51,327      68,362     372,590     99,294     3,758    475,642
                                          -----------------------------------------------------------------------------
Interest sensitivity GAP................  $(105,111)  $ (23,237)  $ (36,602)  $(164,950)  $196,229   $54,117   $ 85,396
                                          =============================================================================
Cumulative GAP..........................  $(105,111)  $(128,348)  $(164,950)  $(164,950)  $ 31,279   $85,396   $ 85,396
                                          =============================================================================
Cumulative GAP as a percentage of total
 earning assets.........................    (18.74)%    (22.88)%    (29.40)%    (29.40)%      5.58%    15.22%     15.22%
                                          =============================================================================

  [GRAPH OF         The Company does not manage its interest rate risk simply by
  Interest          employing static maturity and repricing reports. The Company
 Sensitivity        employs a dynamic modeling process that projects the impact
    Gap]            of different interest rate scenarios on earnings and return on assets over a twelve month period. A substantial portion of the Company's loans and deposits comes from its retail base and does not automatically reprice on a contractual basis in reaction to changing interest rate levels.
                    Accordingly, the Company has not experienced the earnings volatility indicated by its liability sensitive gap position depicted above. The Company has maintained a net interest margin in excess of 5.00% in each of the last seven years and has been able to maintain adequate liquidity to provide for changes in interest rates and for changes in loan and deposit demands.

                    The earnings simulation models that the Company employs incorporate assumptions based on historical experiences involving customer behavior and funds disintermediation in a variety of interest rate environments. They also reflect the Company's pricing position versus both local in-market competition and broader out-of-market alternatives.

                    LIQUIDITY AND CAPITAL RESOURCES

                    Liquidity is the ability to satisfy demand for deposit withdrawals, lending commitments, and other needs. The Company's liquidity is based on a stable deposit base. Additionally, the Company holds certain liquid assets such as cash and federal funds sold to help meet certain liquidity needs. The Company also holds other marketable assets which can easily be converted to cash if the need arises. The Company continues to have the ability to attract short-term sources of funds such as repurchase agreements to help meet its liquidity needs.

                    The Bank maintains membership in the FHLB of Pittsburgh. This membership has had two significant benefits for the Company. First, from an investment perspective, the equity position

Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
-------------------------------------------------------------------------------

                    in FHLB will provide a strong and steady source of dividend income. Second, membership in FHLB of Pittsburgh improves the Company's ability to manage liquidity via access to an immediate line of credit and other sources of borrowings.

                    FSB maintains membership in the FHLB of Cincinnati. FSB's charter under the Office of Thrift Supervision and consequent status as a Qualified Thrift Lender mandated this investment, but it will derive essentially the same benefits in terms of income, liquidity, and asset/liability management as those of the Bank.

                    In November of 1996, Kentucky filed an application to acquire membership in the Federal Home Bank "FHLB" of Cincinnati. At December 31, 1996, Kentucky's application was still pending. Approval of the application would bring Kentucky into conformance with the Company's overall asset/liability management policies and practices and provide it with virtually the same benefits as those realized by the Bank and FSB via its FHLB investment.

                    The Company's cash and cash equivalents, represented by cash and due from banks, interest bearing deposits in other banks, and federal funds sold, are a product of its operating, investing, and financing activities. Cash and cash equivalents from operating activities have remained relatively stable and approximated $10.9 million, $6.2 million, and $8.2 million in 1996, 1995, and 1994. Net cash used in investing activities approximated $26.6 million, $12.6 million, and $33.4 million in 1996, 1995, and 1994.
                    The net cash used in investing activities primarily relates to the funding of loans, net of investment portfolio activity. Net cash provided by financing activities approximated $33.6 million, $25.1 million, and $21.7 million in 1996, 1995, and 1994. In 1996, the net cash provided by financing activities was due to increases in deposits and short-term borrowings, normal operations of the Company, and proceeds from long-term borrowings and the preferred stock offering which were used to purchase Kentucky. In 1995 and 1994, the net cash provided by financing activities was primarily due to increases in deposits.

                    A central principle in the Company's capital planning process is to attain sufficiently high levels of profitability to insure that capital adequacy is maintained while generating a consistent flow of dividends. In December 1992 provisions of the FDIC Improvement Act of 1991 (the "Act") related to measurement and monitoring of capital levels became effective. It also mandated minimum levels of capital required for an institution to be rated on the basis of capital. Under final agency rules, an institution will be deemed to be "well capitalized," the highest rating attainable, if it maintains (i) Total Capital to Risk Weighted Assets in excess of 10%, (ii) Tier One Capital to Risk Weighted Assets in excess of 6%, and (iii) Tier One Capital to Average Assets in excess of 5%. Following are these ratios for the Company and its two significant subsidiaries:

                                                                    Matewan
                                             Matewan      Matewan   National      To Be
                                           BancShares,   National     Bank/        Well
                                               Inc.        Bank     Kentucky   Capitalized
                                           -----------------------------------------------
Total Capital to Risk Weighted Assets.....   15.63%       14.86%     17.87%      10.00%
Tier One Capital to Risk Weighted Assets..   13.87        13.80      16.62        6.00
Tier One Capital to Average Assets........    9.64         9.29      12.50        5.00

 [GRAPH OF          All measures are substantially in excess of the levels to
Capital Ratios]     remain a well capitalized institution. The chart to the left depicts the levels of the Company's three major regulatory capital ratios for each of the last five years, as well as the minimum level required for each ratio to maintain status as a "well capitalized" institution. In every year, the Company has substantially exceeded the minimum regulatory capital standards required to merit "well capitalized" status. Increases in capital levels in the past several years have been primarily due to the accumulation of income retained after the payment of dividends.

                    On March 4, 1996, the Company completed a stock offering of 805 thousand shares of a new class of 7.5% Cumulative Convertible Preferred Stock, Series A, resulting in a net capital

Matewan BancShares, Inc. and Subsidiaries

-------------------------------------------------------------------------------

  [GRAPH OF         infusion of approximately $18.396 million. This new
Net Interest        class of stock may not be converted for four years.
  Margin]
                    RESULTS OF OPERATIONS

                    NET INTEREST INCOME

                    Net interest income, the amount by which the interest generated from earning assets exceeds the expense associated with funding those assets, is the most significant component of net income. Net interest income in 1996 was $27.5 million, up approximately 39% from the 1995 level. Approximately $7.0 million or 91% of the increase was a direct function of the Kentucky acquisition. Net interest margin in 1996 was approximately 29 basis points lower than 1995. A twenty-one basis point decline in yield on average assets accounted for most of the drop. Loan yields suffered the biggest declines, with the overall yield on the loan portfolio falling 66 basis points from 1995. Cost of funds increased one basis point over prior year levels. Kentucky had a beneficial effect on overall cost of funds. Without the acquisition, cost of funds would have increased 8 basis points.

                    Net interest income for 1995 was $19.8 million, a 10% increase over the prior year. The most significant portion of this increase came from loan yields, which increased 81 basis points in 1995 over 1994. Cost of funds increased 50 basis points over the same period. Despite generally decreasing interest rates in the credit markets in 1995 and the Company's liability-sensitive position in the under one year period, the Company actually experienced higher costs on most categories of interest-bearing liabilities. Most of this was a consequence of 1994 deposit pricing decisions intended to extend the term of the deposit portfolio and the carryover effect realized in 1995. Time deposits experienced the most significant increase over the prior year period.

                    During 1996, interest income increased approximately 43.0% over prior year levels. Kentucky accounted for 84.5% of the increase. The remainder of the increase was from the loan portfolio (ignoring the effect from Kentucky) of approximately 8.4% higher than prior year levels. Average loans outstanding without the Kentucky contribution increased 9.4% in 1996 over 1995. Average investment securities volumes increased less than 1% from the prior year when the Kentucky effect is ignored. From this combination, investment income increased approximately 2.5% from prior period levels. Average federal funds sold decreased 15.3% and interest earned on federal funds sold increased 19.8% in 1995. Substantially lower levels for average interest bearing deposits in other banks resulted in a reduction of approximately 73.0% in interest income in 1995 from the prior year.

                    During 1995, interest income increased approximately 13.7% over prior year levels. This increase was primarily from the loan portfolio, which contributed approximately 17.4% more than prior year levels. Average loans outstanding increased 9.1% in 1995 over 1994 and the yield on this portfolio increased 81 basis points over the same period. Average investment securities volume increased as the yields realized on the investment portfolio decreased 7 basis points in 1995 from 1994. From this combination, investment income increased approximately 2.5% from prior period levels. Average federal funds sold decreased 15.3% and interest earned on federal funds sold increased 19.8% in 1995. Substantially lower levels for average interest bearing deposits resulted in a reduction of approximately 73.0% in interest income in 1995 from the prior year.

                    Interest expense increased $6.2 million, or 49.2% in 1996 after increasing 19.9% in 1995. Approximately $4.8 million, or 77.6% of the increase, was attributable to Kentucky. Average interest bearing liabilities increased approximately 48.8% in 1996 after experiencing a 6.3% increase in 1995. Approximately 85.7% of the increase in 1996 was a function of the Kentucky acquisition. The increase in interest expense is due to Kentucky acquisition, significant growth in interest bearing liability volumes in normal core markets, and a minor (1 basis point) increase in cost of interest-bearing funds for 1996.

                    Interest expense increased 19.9% in 1995 after increasing 7.9% in 1994. Average interest bearing liabilities increased approximately 6.3% in 1995 after experiencing a 9.0% increase

Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
-------------------------------------------------------------------------------

                    in 1994. The increase in interest expense is due to both the significant growth in interest bearing liability volumes and a 50 basis point increase in cost of funds for 1995.

                    The Company experienced a decrease in net interest margin in 1996 of approximately 29 basis points. The net yield on earning assets in 1996 was 5.49% as compared to 5.78% in 1995. A 21 basis point decrease in the yield on average earning assets combined with a 1 basis point increase in the cost of average interest bearing liabilities was the reason for the decrease. The decrease was caused primarily by the Kentucky acquisition. Average non-interest bearing deposits, traditionally a source of low cost funds, increased 44.6% from 1995. Kentucky was responsible for 87.1% of the increase. The net interest margin in 1995 was 5.78% as compared to 5.53% in 1994. This increase was the result of an increasing yield on average earning assets of 69 basis points outpacing a 50 basis point increase in the cost of interest bearing liabilities.

                    As the graph of Net Interest Margin at the beginning of this section illustrates, the Company's net interest margin has not fluctuated substantially since 1992. Further discussion of net interest income or its components is included in the sections titled "Summary Financial Results" or "Financial Condition."

Table XI - Volume Analysis of Changes in Interest Income and Expense
------------------------------------------------------------------------------
(Dollars in thousands)

                                                                           1996 vs. 1995               1995 vs. 1994
                                                                        Increase (Decrease)         Increase (Decrease)
                                           Interest Income/Expense        Due to Change In           Due to Change In
                                           1996     1995     1994    Volume     Rate     Total   Volume    Rate     Total
                                          ------------------------- --------------------------- -------------------------
Earning assets:
  Loans:
    Commercial..........................  $10,158  $ 6,851  $ 6,168  $ 3,215  $    92   $ 3,307  $   (9)  $  692   $  683
    Real estate.........................   13,403    8,470    7,023    5,097     (164)    4,933   1,098      349    1,447
    Consumer............................   13,022   10,003    8,371    4,517   (1,498)    3,019   1,042      590    1,632
                                          ------------------------- --------------------------- -------------------------
Total loans.............................   36,583   25,324   21,562   12,829   (1,570)   11,259   2,131    1,631    3,762
  Securities:
    Taxable.............................    8,248    6,272    6,205    1,620      356     1,976     141      (74)      67
    Tax-exempt..........................      419      146       58      291      (18)      273      92       (4)      88
                                          ------------------------- --------------------------- -------------------------
Total securities........................    8,667    6,418    6,263    1,911      338     2,249     233      (78)     155
  Federal funds sold....................      994      660      551      371      (37)      334     (93)     202      109
  Interest bearing balances with other
   banks................................      140       40      148      109       (9)      100    (153)      45     (108)
                                          ------------------------- --------------------------- -------------------------
Total earning assets....................   46,384   32,442   28,524   15,220   (1,278)   13,942   2,118    1,800    3,918

Interest bearing liabilities:
  Demand deposits.......................    2,217    1,185    1,142      942       90     1,032      28       15       43
  Savings deposits......................    2,321    1,770    1,817      745     (194)      551       5      (52)     (47)
  Time deposits.........................   13,337    9,112    7,137    4,097      128     4,225     597    1,378    1,975
  Borrowed funds........................      994      577      447      297      120       417     100       30      130
                                          ------------------------- --------------------------- -------------------------
Total interest bearing liabilities......   18,869   12,644   10,543    6,081      144     6,225     730    1,371    2,101
                                          ------------------------- --------------------------- -------------------------
Net interest income.....................  $27,515  $19,798  $17,981  $ 9,139  $(1,422)  $ 7,717  $1,388   $  429   $1,817
                                          ========================= =========================== =========================

                    The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Matewan BancShares, Inc. and Subsidiaries

-------------------------------------------------------------------------------

                    OTHER INCOME

Table XII - Other Income
-------------------------------------------------------------------------------
(Dollars in thousands)

                                                                       Increase (Decrease)
                                                                 1996 Over 1995     1995 Over 1994
                                          1996    1995    1994  Amount   Percent   Amount   Percent
                                        ---------------------- ------------------ ------------------

Service fees..........................  $3,011  $2,050  $1,624  $  961     46.88%   $ 426     26.23%
Other income..........................     839     596     371     243     40.77      225     60.65
Commissions on credit life insurance..     484     553     690     (69)   (12.48)    (137)   (19.86)
Gain on sale of assets................     365     103     117     262    254.37      (14)    11.97
                                        ---------------------- ------------------ ------------------
Total other income....................  $4,699  $3,302  $2,802  $1,397     42.31%   $ 500     17.84%
                                        ====================== ================== =================

                    Non-interest income increased approximately 42% in 1996 over
 [GRAPH OF          1995 levels. Kentucky contributions accounted for 66% of the
Non-interest        increase. For 1996, service fee income increased
  Income]           approximately 47% due to increased volumes attendant with
                    the growth experienced by the Company on deposit levels.
                    Kentucky activity accounted for 53% of the increase. Other income increased approximately 41% in 1996. Kentucky accounted for most of the increase. Commission income on credit insurance products decreased approximately 12% in 1996. High loss experiences by the Company's credit insurance underwriters resulted in the underwriters' companies tightening eligibility standards for policies issued in the Company's market area in both 1996 and 1995 and sales volume declined accordingly. Gain on sale of assets increased more than twofold due to higher gains realized on the sale of repossessed properties and some nonrecurring sales related to residuals on maturing lease receivables.

                    Non-interest income increased approximately 18% in 1995 over 1994 levels. For 1995, service fee income increased approximately 26% due to both increased volumes attendant with the growth experienced by the Company on deposit levels and higher service charges enacted in 1995 on demand deposits. Other income increased approximately 61% in 1995, with most of the gain attributable to sales by the Company's financial services division. Commission income on credit insurance products decreased approximately 20% in 1995 for the same reasons enumerated above. Gain on sale of assets increased more than twofold due to some heavy gains realized on the sale of repossessed properties.

                    OTHER EXPENSES

Table XIII - Other Expenses
------------------------------------------------------------------------------
(Dollars in thousands)

                                                                  Increase (Decrease)
                                                           1996 over 1995     1995 over 1994
                                1996      1995     1994  Amount   Percent   Amount   Percent
                               ------------------------- ------------------ -----------------

Salaries and benefits........  $ 7,877  $ 5,776  $ 4,991  $2,101     36.37%  $  785     15.73%
Net occupancy................    1,254      954      626     300     31.45      328     52.40
Equipment and furniture......    1,114      811      783     303     37.36       28      3.58
Advertising..................      852      708      543     144     20.34      165     30.39
Regulatory assessments.......      206      480      757    (274)   (57.08)    (277)   (36.59)
Data processing expense......    1,121      563      200     558     99.11      363    181.50
Other........................    6,676    3,697    3,359   2,979     80.58      338     10.06
                               ------------------------- ------------------ -----------------
                               $19,100  $12,989  $11,259  $6,111     47.05%  $1,730     15.37%
                               ========================= ================== =================

                    Total noninterest expense increased approximately 47% in 1996 from 1995 and approximately 15% in 1995 from 1994. The increase for 1996 is attributable to several factors. The conversion and subsequent consolidation of Kentucky accounted for approximately 70% of the increase. In addition, FSB opened four additional offices in 1996, none of which are in the stage where the revenue generated is sufficient to cover operating costs. Consequently most measures of overhead for the Company are high by historical

Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
-------------------------------------------------------------------------------

   [GRAPH OF        standards. The ratio of noninterest expense to average
  Non-interest      assets decreased from 3.43% in 1995 to 3.40% in 1996. The
   Expense]         same ratio increased to 3.43% from 3.14% in 1995 from 1994.

                    The ability of the Company to maintain satisfactory profit margins is becoming increasingly dependent on its ability to control noninterest expenses. Increasing pressure on interest spreads would tend to place heavier reliance on maintaining control of these noninterest expenses. Increasing competitive pressures would tend to provide a greater incentive for a company to leverage these expenses over a wider range of business - maximizing the efficiency of such expenses. The "efficiency ratio" is determined by dividing the total noninterest expenses by the sum of net interest income and noninterest income. Generally, a ratio of below 50% is indicative of an extremely efficient operation. For the past three years, the Company has witnessed an increase in its efficiency ratio from 54.2% in 1994 to 56.2% in 1995 to 59.3% in 1996. The increasing trend is largely a function of increased costs related to the acquisition and absorption of Kentucky, increased data processing costs incurred to penetrate new markets, the start-up of FSB, and subsequent opening of nine new offices Company-wide in the last three years. Even with the increases, which management views as a nonrecurring aberration, the Company would compare favorably with its peer group on efficiency ratio measures.

   [GRAPH OF        Salaries and benefits increased approximately $2.1 million
Efficiency Ratio]   (36%) in 1996 after increasing approximately $785 thousand
                    (15%) in 1995. Approximately 79% of the 1996 increase was attributable to Kentucky. Staffing expenses related to FSB and the new offices, increasing health-care expenses, and normal salary increases were other reasons for the increases.

                    Net occupancy expenses increased approximately $300 thousand (31%) and $328 thousand (52%) in 1996 and 1995, respectively. Kentucky was accountable for approximately 64% of the increase. Capital expenditures related to the new offices opened by FSB were the other major items involved in the increase.

                    Advertising costs fluctuate with management's evaluation of the benefit to be gained from additional media exposure. Management determined that additional advertising would be beneficial, leading to increases of $144 thousand (20%) and $165 thousand (30%) for 1996 and 1995, respectively. Kentucky was responsible for 65% of the increase in 1996.

                    Equipment and furniture expense increased approximately $303 thousand (37%) from 1995 to 1996 and approximately $28 thousand (4%) from 1994 to 1995. Kentucky accounted for 76% of the increases in 1996. Capital expenditures related to the office openings account for most of the rest of the increase experienced in 1996.

                    Premiums and assessments of Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, and the Office of Thrift Supervision decreased approximately $274 thousand (37%) in 1996 after decreasing approximately $277 thousand (37%) in 1995. Nominal insurance assessments for the BIF-insured institutions accounted for much of the lower expense in 1996. For 1996, the Bank and Kentucky each paid an annual assessment of $2 thousand. FSB, as a SAIF-insured institution, incurred no such 1996 relief. FSB did incur an exemption to the one-time special assessment levied against SAIF insured institutions in 1996 that would have otherwise resulted in an assessment of approximately $146 thousand. The negative impact of the exemption is that exempt institutions will incur no rate relief for the next two and one-half years, paying instead the SAIF insurance rates that were in effect on June 30, 1995. Exempt institutions may elect to pay the special assessment in 1997 after one semiannual assessment period has passed and then be assessed at the lower prevalent SAIF rate on an ongoing basis. Management has determined that it would be advantageous to elect to pay the special assessment. Accordingly, FSB will incur an additional $147 thousand in regulatory assessments in 1997.

                    Data processing expense increased approximately $558 thousand, approximately 99% in 1996. Kentucky acquisition, conversion, and consolidation account for most of the increase. Expenses in 1995 increased approximately $363 thousand over 1994. The outsourcing of the

Matewan BancShares, Inc. and Subsidiaries

-------------------------------------------------------------------------------

                    Company's data processing function to EDS and subsequent conversion were the major reasons.

                    Other expenses increased approximately $2.979 million or 81% in 1996. Kentucky was responsible for approximately 62% of the increase. Generally higher telephone, supplies, and postage expenses accounted for much of the remaining increase.

                    APPLICABLE INCOME TAXES

                    Income tax expense was $3.7 million in 1996, $3.0 million in 1995 and $2.9 million in 1994. The Company's effective tax rate for the past three years has been 36.5% for 1996, 36.4% for 1995, and 36.5% for 1994. Management is actively pursuing tax favored investments which carry attractive yields in an attempt to maximize earnings and reduce the Company's effective tax rate.

                    EFFECTS OF CHANGING PRICES

                    The consolidated financial statements and related data included herein have been presented in accordance with generally accepted accounting principles which require the measurement of the Company's financial position and results of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation.

Matewan BancShares, Inc. and Subsidiaries

Report of Independent Auditors
-------------------------------------------------------------------------------

The Board of Directors and Shareholders
Matewan BancShares, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Matewan BancShares, Inc. and subsidiaries at December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Matewan BancShares, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



Charleston, West Virginia                /s/ Ernst & Young LLP
February 28, 1997

Matewan BancShares, Inc. and Subsidiaries

Consolidated Balance Sheets
------------------------------------------------------------------------------
(Dollars in Thousands, Except Per Share Data)


                                              December 31
                                            1996       1995
                                        ---------------------

Assets
Cash and due from banks.................  $ 29,721   $ 23,881
Interest bearing deposits in other banks     6,034      5,704
Federal funds sold......................    28,928     17,237
                                        ---------------------

Cash and cash equivalents...............    64,683     46,822

Investment securities:
 Available-for-sale at fair value.......    25,411     32,429
 Held-to-maturity (approximate fair
  value of $122,427 and $73,839 at         122,569     73,299
  December 31, 1996 and 1995)...........
Loans, net..............................   370,801    228,568
Premises and equipment..................    20,871      9,692
Accrued interest receivable and other       22,851     10,224
 assets.................................
                                        ---------------------
Total assets............................  $627,186   $401,034
                                        =====================

Liabilities and shareholders' equity
Liabilities:
 Deposits:
  Non-interest bearing..................  $ 78,464   $ 44,917
  Interest bearing......................   444,844    289,470
                                        ---------------------

Total deposits..........................   523,308    334,387

Short-term borrowings:
 Repurchase agreements..................    10,118      9,361
 Federal Home Loan Bank advances........     5,000      5,000
 Other..................................     8,101      3,349
Long-term borrowings....................     7,579         --
Accrued interest payable and other           5,502      3,120
 liabilities............................
                                        ---------------------

Total liabilities.......................   559,608    355,217

Shareholders' equity:
 Convertible preferred stock, Series A,
  7.5%--$1 par value; 1,000,000 shares         805         --
  authorized; 805,000 issued and
  outstanding at December 31, 1996
  ($20,125 aggregate liquidation value)
 Common stock--$1 par value; 10,000,000
  shares authorized; 3,684,104 shares        3,684      3,684
  issued, including 23,953 and 16,753
  shares in treasury at December 31,
  1996 and 1995.........................

 Capital surplus........................    29,773     12,182
 Retained earnings......................    33,590     29,976
 Treasury stock at cost.................      (206)       (78)
 Net unrealized (loss) gain on                 (68)        53
  available-for-sale securities, net of
  deferred taxes........................
                                        ---------------------
Total shareholders' equity..............    67,578     45,817
                                        ---------------------
Total liabilities and shareholders'       $627,186   $401,034
 equity.................................
                                        =====================

See notes to consolidated financial statements.

Matewan BancShares, Inc. and Subsidiaries

Consolidated Statements of Income
-----------------------------------------------------------------------------
(Dollars in Thousands, Except Per Share Data)

                                           Year Ended December 31
                                           1996     1995     1994
                                        ---------------------------
Interest income:
 Interest and fees on loans.............  $36,583  $25,324  $21,562
 Interest and dividends on investment
  securities:
  Taxable...............................    8,248    6,272    6,205
  Tax-exempt............................      419      146       58
 Federal funds sold and other...........    1,134      700      699
                                        ---------------------------

Total interest income...................   46,384   32,442   28,524

Interest expense:
 Deposits...............................   17,875   12,067   10,096
 Short and long-term borrowings.........      994      577      447
                                        ---------------------------
Total interest expense..................   18,869   12,644   10,543
                                        ---------------------------

Net interest income.....................   27,515   19,798   17,981
Provision for loan losses...............    2,945    1,908    1,643
                                        ---------------------------

Net interest income after provision for
 loan losses............................   24,570   17,890   16,338

Other income:
 Service charges and fees...............    3,011    2,050    1,624
 Credit life insurance commissions......      484      553      690
 Other..................................    1,204      699      488
                                        ---------------------------

Total other income......................    4,699    3,302    2,802

Other expenses:
 Salaries and employee benefits.........    7,877    5,776    4,991
 Net occupancy..........................    1,254      954      626
 Equipment..............................    1,114      811      783
 Outside data processing................    1,121      563      200
 Advertising............................      852      708      543
 Federal deposit insurance and
  regulatory assessments................      206      480      757
 Other..................................    6,676    3,697    3,359
                                        ---------------------------
Total other expenses....................   19,100   12,989   11,259
                                        ---------------------------

Income before income taxes..............   10,169    8,203    7,881
Applicable income taxes.................    3,707    2,983    2,876
                                        ---------------------------
Net income..............................    6,462    5,220    5,005
Preferred stock dividends...............    1,236      --        --
                                        ---------------------------
Net income available to common
 shareholders...........................  $ 5,226  $ 5,220  $ 5,005
                                        ===========================
Net income per common share.............    $1.43    $1.42    $1.36
                                        ===========================
Average common shares outstanding (in
 thousands).............................    3,664    3,668    3,668
                                        ===========================


See notes to consolidated financial statements.

Matewan BancShares, Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity
------------------------------------------------------------------------------

(Dollars in Thousands, Except Per Share Data)

                                                                                                 Net
                                                                                             Unrealized
                                                                                             Gain (Loss)
                                                                                                 on
                                                                                             Available-
                                          Preferred  Common  Capital   Retained   Treasury    for-Sale
                                            Stock    Stock   Surplus   Earnings     Stock    Securities    Total
                                        -------------------------------------------------------------------------


Balances at January 1, 1994.............  $  --      $  837  $ 8,972    $28,322      $ (30)       $ (69)  $38,032
 Adjustment to beginning balance for
  change in accounting method, net of
  deferred income taxes.................     --          --       --        --          --          127       127
 Net income - 1994......................     --          --       --      5,005         --           --     5,005
 Dividends on common stock ($.31 per
  share)................................     --          --       --     (1,142)        --           --    (1,142)
 Four-for-one stock split in the form
  of a 300% stock dividend..............     --       2,512   (2,512)       --          --           --        --
 Change in net unrealized loss on
  available-for-sale securities, net of
  deferred income taxes.................     --          --       --        --          --         (201)     (201)
 Acquisition of 1,000 treasury shares...     --          --       --        --         (18)          --       (18)
                                        -------------------------------------------------------------------------
Balances at December 31, 1994...........     --       3,349    6,460     32,185        (48)        (143)   41,803
 Net income - 1995......................     --          --       --      5,220         --           --     5,220
 Dividends on common stock ($.38 per
  share)................................     --          --      --      (1,400)        --           --    (1,400)

 Common stock dividend (10%)............     --         335    5,691     (6,026)        --           --        --
 Cash paid on fractional shares.........     --          --      --          (3)        --           --        (3)
 Change in net unrealized gain on
  available-for-sale securities, net of
  deferred income taxes.................     --          --      --          --         --          196       196
 Acquisition of 2,800 treasury shares...     --          --      --          --        (56)          --       (56)
 Sale of 3,300 treasury shares..........     --          --       31         --         26           --        57
                                        -------------------------------------------------------------------------
Balances at December 31, 1995...........     --       3,684   12,182     29,976        (78)          53    45,817
 Net income - 1996......................     --          --       --      6,462         --           --     6,462
 Dividends on common stock ($.44 per
  share)................................     --          --       --     (1,612)        --           --    (1,612)
 Issuance of preferred stock (805,000
  shares)...............................        805      --   17,591         --         --           --    18,396
 Dividends on preferred stock ($1.54
  per share)............................     --          --       --     (1,236)        --           --    (1,236)
 Change in net unrealized loss on
  available-for-sale securities, net of
  deferred income taxes.................     --          --       --         --         --         (121)     (121)
 Acquisition of 7,200 treasury shares...     --          --       --         --       (128)          --      (128)
                                        -------------------------------------------------------------------------
Balances at December 31, 1996...........       $805  $3,684  $29,773    $33,590      $(206)       $ (68)  $67,578
                                        =========================================================================

See notes to consolidated financial statements.

Matewan BancShares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
-------------------------------------------------------------------------------
(Dollars in Thousands)


                                              Year Ended December 31
                                              1996       1995       1994
                                        --------------------------------

Operating activities
Net income..............................  $  6,462   $  5,220   $  5,005
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
 Depreciation...........................     1,100        760        658
 Amortization...........................     1,125        508        547
 Provision for loan losses..............     2,945      1,908      1,643
 Deferred income taxes..................       243         70        140
 Gain on sale of premises and equipment.        --       (103)      (117)
 Net change in accrued interest
  receivable and other assets...........      (825)    (1,354)    (1,432)
 Net change in accrued interest payable
  and other liabilities.................      (181)      (843)     1,790
                                        --------------------------------

Net cash provided by operating
 activities.............................    10,869      6,166      8,234

Investing activities
Proceeds from maturities of
 available-for-sale securities..........    21,275      7,925     25,937
Purchases of available-for-sale
 securities.............................   (12,130)   (12,800)    (5,971)
Proceeds from maturities of
 held-to-maturity securities............    39,794     47,360     10,000
Purchases of held-to-maturity securities   (76,915)   (38,236)   (40,680)
Net change in loans.....................   (12,741)   (15,732)   (20,535)
Purchases of premises and equipment.....    (1,704)    (1,371)    (2,346)
Proceeds from the sale of premises and
 equipment..............................        --        274        187
Net cash received in acquisition of
 subsidiary.............................    15,822         --         --
                                        --------------------------------

Net cash used in investing activities...   (26,599)   (12,580)   (33,408)

Financing activities
Net change in deposits..................     5,559     23,740     19,494
Net change in short-term borrowings.....     5,033      2,713      3,407
Proceeds from long-term borrowings......     8,000         --         --
Payments on long-term borrowings........      (421)        --         --
Cash paid on fractional shares from
 stock dividend.........................        --         (3)        --
Cash dividends paid.....................    (2,848)    (1,400)    (1,142)
Proceeds from the sale of preferred
 stock..................................    18,396         --         --
Purchase of treasury stock..............      (128)       (56)       (18)
Sale of treasury stock..................        --         57         --
                                        --------------------------------
Net cash provided by financing
 activities.............................    33,591     25,051     21,741
                                        --------------------------------

Increase (decrease) in cash and cash
 equivalents............................    17,861     18,637     (3,433)
Cash and cash equivalents at beginning
 of year................................    46,822     28,185     31,618
                                        --------------------------------
Cash and cash equivalents at
 end of year............................  $ 64,683   $ 46,822   $ 28,185
                                        ================================


See notes to consolidated financial statements.

Matewan BancShares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1. Summary of Significant Accounting Policies (Dollars in Thousands)

Organization

Matewan BancShares, Inc. (the Company) is a bank holding company with four financial institution subsidiaries engaged in community banking activities and providing financial services to individuals and businesses throughout southern West Virginia, eastern Kentucky, and southwestern Virginia. The Company considers all of its principal business activities to be banking related.

Principles of Consolidation

The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practices within the banking industry. The accompanying consolidated financial statements include the accounts of Matewan BancShares, Inc. and its wholly-owned subsidiaries, Matewan National Bank, Matewan National Bank/Kentucky, Matewan Bank, FSB, and Matewan Venture Fund, Inc. All significant intercompany balances and transactions have been eliminated in consolidation. The following is a summary of the more significant policies.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers cash and due from banks, federal funds sold, and interest-bearing deposits in other banks as cash and cash equivalents.

Investment Securities

Management determines the appropriate classification of debt securities at the time of purchase. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

Debt securities not classified as held-to-maturity and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of deferred income taxes, reported in a separate component of shareholders equity. The Company does not hold investment securities for trading purposes.

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

The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated loan losses. Managements periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed principally on the straight-line method over the estimated useful lives of the assets.

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------


Intangible Assets

Intangible assets representing the present value of future net income to be earned from deposits of acquired banks are being amortized on an accelerated basis over an eight year period, approximating the expected run-off of the related deposits. The excess of purchase price over the estimated fair value of net assets acquired, goodwill, is being amortized on a straight-line basis over a twenty year period. The carrying amount of goodwill is evaluated for impairment if facts and circumstances suggest that it may be impaired. If this evaluation indicates that goodwill will not be recoverable, as determined based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying amount of goodwill will be reduced.

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

Revenue Recognition

Interest on loans and amortization of unearned income are computed by methods which generally result in level rates of return on principal amounts outstanding. Amortization of premiums and accretion of discounts has been deducted from and added to the related interest income.

The accrual of interest income generally is discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed, and interest accrued in prior years is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest, and the loan is in the process of collection. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to managements judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation becomes current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Credit life insurance commissions on loans (principally short-term installment loans) are being recognized as collected. The use of this method of recognition does not produce results which are materially different from that which would have been produced if such commissions were deferred and amortized as an adjustment of loan yield over the life of the related loan.

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

Employee Benefit Plan

The Company has a defined benefit pension plan covering substantially all employees. Pension costs are actuarially determined and charged to expense. The Company provides no postemployment or postretirement benefits other than pension benefits. The Company also provides its employees with a defined contribution plan and a match of employee contributions to such plan.

Net Income Per Common Share

Net income per common share is computed by dividing net income available to common shareholders (net income less preferred stock dividends) by the weighted average number of common shares outstanding during the applicable period.

New Accounting Standard

In June 1996, the Financial Accounting Standards Board (FASB) issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which is applicable to the Company effective January 1, 1997. In October 1996, the FASB agreed to defer the effective date for one year for the following transactions: securities lending, repurchase agreements, dollar rolls, and other similar secured transactions. Statement No. 125 establishes standards for determining whether certain transfers of financial assets should be considered sales of all or part of the assets or as secured borrowings. Statement No. 125 also establishes standards for settlements of liabilities through the transfer of assets to a creditor or obtaining an unconditional release and whether these settlements should prove the debt extinguished. The adoption of this standard is not expected to have a material impact on the Company's financial statements.

2. Acquisition Activity (Dollars in Thousands, Except Per Share Data)

On March 16, 1996, the Company acquired for cash all of the outstanding common stock of Bank One, Pikeville, NA (Kentucky) from Banc One Corporation. This transaction was accounted for under the purchase method of accounting. Accordingly, the consolidated financial statements include the operations of Kentucky only from the date of acquisition. The aggregate purchase price was approximately $29,350, which includes costs of acquisition. The Company financed this transaction with proceeds from the issuance of convertible preferred stock of $18,400, long-term debt of $8,000, and available cash of $2,900. The excess of the purchase price over the estimated fair value of net tangible assets acquired was allocated to deposit base intangibles of approximately $2,500 which are being amortized on an accelerated method over eight years, and goodwill of approximately $8,250 which is being amortized on a straight line method over twenty years.

The following unaudited pro forma financial information presents a summary of consolidated results of operations of the Company and Kentucky, adjusted for the cost of funding, as if the acquisition has occurred at the beginning of each period presented.

                                          Year Ended December 31
                                             1996        1995
                                          ----------------------

Pro forma results of operations
 (unaudited):
 Net interest income....................     $26,270     $27,107
 Net income available to common                5,175       4,195
  shareholders..........................
 Net income per common share............        1.41        1.14

In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of each period presented or of future operations of the combined companies under the ownership and management of the Company.

The Company has acquired banks in the current and prior years in acquisitions accounted for using the purchase method of accounting. The purchase prices were allocated to the identifiable tangible and intangible assets acquired and liabilities assumed based upon their estimated fair value at the date of acquisition. Deposit base intangibles, included in other assets in the consolidated balance sheets, approximated $5,250 and $2,730 at December 31, 1996 and 1995. Accumulated amortization approximated $1,740 and $1,070 at December 31, 1996 and 1995. Goodwill, included in other assets in the consolidated balance sheets, approximated $8,250 at December 31, 1996. Accumulated amortization approximated $310 at December 31, 1996. Amortization of deposit base intangibles and goodwill approximated $980 in 1996, $200 in 1995, and $200 in 1994.

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

3. Investment Securities (Dollars in Thousands)

The following is a summary of available-for-sale securities and held-to-maturity securities:

                                                                     December 31, 1996
                                                     -----------------------------------------------
                                                                    Gross        Gross     Estimated
                                                       Amortized  Unrealized  Unrealized     Fair
                                                         Cost       Gains       Losses       Value
                                                     -----------------------------------------------

Available-for-Sale Securities
U.S. Treasury securities and
 obligations of
 U.S. government agencies......................         $ 18,926        $ 13       $ (15)   $ 18,924
Obligations of states and political
 subdivisions..................................            3,890          27           -       3,917
Other securities...............................            2,709           -        (139)      2,570
                                                     -----------------------------------------------
Total..........................................         $ 25,525        $ 40       $(154)   $ 25,411
                                                     ===============================================

Held-to-Maturity Securities
U.S. Treasury securities and
 obligations of
 U.S. government agencies......................         $112,910        $346       $(560)   $112,696
Obligations of states and political
 subdivisions..................................            6,925          69          (6)      6,988
Other securities...............................            2,734           9           -       2,743
Total..........................................         $122,569        $424       $(566)   $122,427
                                                     ===============================================

                                                                     December 31, 1995
                                                     -----------------------------------------------
                                                                    Gross       Gross      Estimated
                                                       Amortized  Unrealized  Unrealized     Fair
                                                         Cost       Gains       Losses       Value
                                                     -----------------------------------------------

Available-for-Sale Securities
U.S. Treasury securities and
 obligations of
 U.S. government agencies......................         $ 27,832        $181       $ (15)   $ 27,998
Obligations of states and political
 subdivisions..................................            2,134          26           -       2,160
Other securities...............................            2,375                    (104)      2,271
                                                     -----------------------------------------------
Total..........................................         $ 32,341        $207       $(119)   $ 32,429
                                                     ===============================================

Held-to-Maturity Securities
U.S. Treasury securities and
 obligations of
 U.S. government agencies......................         $ 71,983        $677       $(151)   $ 72,509
Obligations of states and political
 subdivisions..................................            1,316          16          (2)      1,330
Total..........................................         $ 73,299        $693       $(153)   $ 73,839
                                                     ===============================================

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

The amortized cost and estimated fair values of investment securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay the obligations without prepayment penalties.

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

                                                             Estimated
                                                  Amortized     Fair
                                                    Cost       Value
                                                ----------------------
Available-for-sale
Due in one year or less....................        $  9,568   $  9,573
Due after one year through five years......          12,716     12,732
Due after five years through ten years.....             532        535
Due after ten years........................               -          -
Equity securities..........................           2,709      2,571
                                                ----------------------
                                                   $ 25,525   $ 25,411
                                                ======================

Held-to-maturity
Due in one year or less....................        $ 12,428   $ 12,485
Due after one year through five years......          89,210     88,926
Due after five years through ten years.....          13,232     13,246
Due after ten years........................           7,699      7,770
                                                ----------------------
                                                   $122,569   $122,427
                                                ======================

The Company sold no investment securities during the three years in the period ended December 31, 1996.

At December 31, 1996 and 1995, investment securities with carrying amounts of $40,500 and $41,300, respectively, were pledged to secure public deposits and for other purposes.

4. Loans (Dollars in Thousands)
Major classifications of loans are as follows:

                                                      December 31
                                                    1996       1995
                                                ---------------------
Commercial and financial loans.........           $108,240   $ 63,581
Real estate loans......................            144,693     88,197
Consumer loans.........................            125,163     80,796
                                                ---------------------

Gross loans............................            378,096    232,574
Less unearned income...................             (1,309)    (1,033)
                                                ---------------------

Total loans............................            376,787    231,541
Less allowance for loan losses.........             (5,986)    (2,973)
                                                ---------------------
Net loans..............................           $370,801   $228,568
                                                =====================

The Company grants commercial and financial, real estate, and consumer loans primarily to customers in southern West Virginia, eastern Kentucky, and southwestern Virginia. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their obligations is either directly or indirectly dependent upon the coal industry. Substantially all loans outstanding are collateralized by real estate, equipment, and personal consumer goods.

The Company's subsidiaries have granted loans to officers and directors of the Company and its subsidiaries and to their associates. Related party loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.

The following presents the activity with respect to related party loans:

Balance at January 1, 1996..............                      $ 3,392
Loans made..............................                        3,470
Principal collected.....................                       (3,547)
                                                             --------
Balance at December 31, 1996............                      $ 3,315
                                                             ========

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

5. Allowance for Loan Losses (Dollars in Thousands)

A summary of changes in the allowance for loan losses follows:

                                                     1996      1995      1994
                                                -----------------------------

Balance at beginning of year.........             $ 2,973   $ 2,932   $ 2,961
Loans charged off....................              (3,738)   (2,394)   (2,128)
Loan recoveries......................                 654       527       456
                                                -----------------------------

Net charge-offs......................              (3,084)   (1,867)   (1,672)
Provision charged to expense.........               2,945     1,908     1,643
Balance of acquired subsidiary.......               3,152         -         -
                                                -----------------------------
Balance at end of year...............             $ 5,986   $ 2,973   $ 2,932
                                                =============================

At December 31, 1996 and 1995, the recorded investment in loans that are considered to be impaired was $10,922 and $6,520 (of which $1,733 and $278 were on a nonaccrual basis). Included in this amount is $1,986 and $863 of impaired loans for which the related allowance for loan losses is $756 and $274, and $8,936 and $5,657 of impaired loans that as a result of write-downs or being well secured do not have an allowance for loan losses. The average recorded investment in impaired loans during the years ended December 31, 1996 and 1995 was approximately $9,525 and $5,713. During the years ended December 31, 1996 and 1995, the Company recognized interest income on impaired loans of $1,225 and $852, which included $1,225 and $842 of interest income recognized using the cash basis method of income recognition.

6. Premises and Equipment (Dollars in Thousands)

The major categories of premises and equipment and related accumulated depreciation are summarized as follows:

                                                December 31
                                               1996      1995
                                           -------------------
Land....................................     $ 4,273   $ 1,900
Buildings and improvements..............      17,683     9,492
Furniture and equipment.................       6,068     4,363

                                              28,024    15,755
Less accumulated depreciation...........      (7,153)   (6,063)
                                           -------------------
                                             $20,871   $ 9,692
                                           ===================

The Company has entered into noncancelable lease agreements (operating leases) with respect to certain premises and equipment. The minimum annual rental commitment under these operating leases is: 1997 - $590; 1998 - $480; 1999 - $350; 2000 - $285; 2001 - $135; with $1,150 of commitments extending beyond 2001.

Total rent expense, including cancelable and noncancelable leases, net of rental income of premises, approximated $300, $450, and $380 in 1996, 1995, and 1994.

7. Deposits (Dollars in Thousands)

Included in interest-bearing deposits are various time deposit products. Time deposits with remaining terms of more than one year at December 31, 1996, have aggregate maturities of $200,112 in 1997, $58,152 in 1998, $31,242 in 1999,
$5,988 in 2000, and $670 in 2001. At December 31, 1996 and 1995, time deposits exceeding $100 approximated $103,229 and $67,786.

At December 31, 1996 and 1995, the Company held deposits from related parties of $14,100 and $13,950. Interest paid on deposits, short-term borrowings, and long-term borrowings approximated $18,130, $12,340, and $10,365 in 1996, 1995, and 1994.

8. Short-Term Borrowings (Dollars in Thousands)

Short-term borrowings consist primarily of commercial repurchase agreements, short-term advances from the Federal Home Loan Bank (FHLB), and treasury tax and loan account. The weighted average interest rate on short-term borrowings approximated 4.04% and 4.92% at December 31, 1996 and 1995.

The Company's banking subsidiaries are members of the FHLB (Pittsburgh and Cincinnati). One benefit of the banking subsidiaries membership in the FHLB is the availability of short-term and long-term funding, in the form of collateralized

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

advances. The available line of credit at prevailing market interest rates, at December 31, 1996, approximates $76,000. At December 31, 1996 and 1995, short-term advances from the FHLB approximated $5,000 at an interest rate of 3.61% and 6.05%.

9. Long-Term Borrowings (Dollars in Thousands)

During 1996, the Company secured $8,000 of long-term borrowings to assist with funding the acquisition of Kentucky. The long-term borrowing is secured by the outstanding stock of the Company's primary subsidiary bank and is payable to a financial institution through April 2006 at an interest rate of 7.7%. At December 31, 1996, the outstanding balance approximated $7,579 and the Company has complied with the restrictive covenants in the agreement. The principal is payable over the next five years as follows: 1997 - $540; 1998 - $630; 1999 - $680; 2000 - $730; and 2001 - $790.

10. Income Taxes (Dollars in Thousands)

The applicable income tax provision included in the consolidated statements of income is summarized as follows:

                                                          1996    1995    1994
                                                       ------------------------
Current:
 Federal....................................             $3,116  $2,520  $2,335
 State......................................                348     393     401
                                                       ------------------------
Total current...............................              3,464   2,913   2,736

Deferred:
 Federal....................................                227      56     118
 State......................................                 16      14      22
                                                       ------------------------
Total deferred..............................                243      70     140
                                                       ------------------------
Total.......................................             $3,707  $2,983  $2,876
                                                       ========================

The Company incurred no taxes related to securities transactions during the three years in the period ended December 31, 1996.

A reconciliation between the amount of reported income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

                                                                    1996                 1995                  1994
                                                            --------------------  -------------------  ------------------
                                                              Amount   Percent     Amount   Percent      Amount   Percent
                                                            --------------------  -------------------  ------------------
Computed tax at statutory federal rate.................       $3,458      34.0%    $2,789      34.0%     $2,679      34.0%
Plus: State income tax net of federal
 tax benefits..........................................          240       2.4        269       3.3         280       3.6
                                                            --------------------  -------------------  ------------------
                                                               3,698      36.4      3,058      37.3       2,959      37.6

Increase (decrease) in taxes resulting
 from:
 Tax-exempt interest...................................         (182)     (1.8)       (65)      (.8)        (34)      (.5)
 Other.................................................          191       1.9        (10)      (.1)        (49)      (.6)
                                                            --------------------  -------------------  ------------------
Actual tax expense.....................                       $3,707      36.5%    $2,983      36.4%     $2,876      36.5%
                                                            ====================  ===================  ==================

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                                     December 31
                                                                                    1996      1995
                                                                                  -----------------
Deferred tax assets:
 Allowance for loan losses............................................              $1,705      $647
 Deferred revenue.....................................................                 285       175
 Other liabilities....................................................                 340         -
 Accrued employee benefits............................................                  87        88
 Available-for-sale investments.......................................                  45         -
 Other................................................................                  18        16
                                                                                   -----------------
Total deferred tax assets.............................................               2,480       926

Deferred tax liabilities:
 Intangible assets....................................................               1,788       353
 Capitalized costs....................................................                 399       140
 Premises and equipment...............................................                 246       183
 Available-for-sale investments.......................................                   -        35
                                                                                   -----------------
Total deferred tax liabilities........................................               2,433       711
                                                                                   -----------------
Net deferred tax assets...............................................              $   47      $215
                                                                                   =================

Income taxes paid approximated $3,669, $3,775, and $1,825 in 1996, 1995, and 1994.

11. Employee Benefit Plan (Dollars in Thousands)

The Company has a defined benefit pension plan (the Plan) covering substantially all of its employees. The benefits are based on years of service and the employee's compensation at the date of retirement. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Effective January 1, 1995, the Company amended the benefit formula of the defined benefit pension plan in conjunction with the formation of a defined contribution plan.

The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31:

                                                                               1996     1995
                                                                           ------------------
Projected benefit obligation:
 Vested benefit obligation..........................................          $2,128   $1,976
 Nonvested benefit obligation.......................................              42       40
                                                                           ------------------

Accumulated benefit obligation......................................           2,170    2,016
 Effect of estimated future pay increases...........................             120      159
                                                                           ------------------
Projected benefit obligation........................................           2,290    2,175

Plan assets at fair value...........................................           2,489    2,320
                                                                           ------------------
Projected benefit obligation less than plan assets.................              199      145

Unrecognized prior service benefit..................................            (447)    (470)
Unrecognized net asset at transition, net of
 amortization.......................................................            (251)    (271)
Unrecognized net loss from past experience
 different from that assumed........................................             281      369
Accrued pension cost included in other                                     ------------------
 liabilities........................................................           $(218)  $ (227)
                                                                           ==================


Following is a summary of the components of net periodic pension cost:

                                                          1996     1995     1994
                                                       -------------------------

Service cost - benefits earned during
 the period........................................      $ 180   $  151   $   48
Interest cost on projected benefit
 obligation........................................        142      141      132
Actual (return) loss on plan assets................       (143)    (428)      93
Net amortization and deferral......................        (57)     265     (285)
                                                       -------------------------
Net periodic pension cost (benefit)................      $ 122   $  129   $  (12)
                                                       =========================

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

At December 31, 1996 and 1995, a 7% weighted average discount rate and a 3% rate of increase in future compensation levels were used to determine the actuarial present value of the projected benefit obligation. The expected long-term rate of return on plan assets for the three years in the period ended December 31, 1996, was 7%. Plan assets consist principally of United States Treasury and Agency securities, equity securities, mutual funds, and short-term investment funds.

The Company sponsors a defined contribution plan begun in 1995 which covers substantially all employees. Contributions to the plan are based on a percentage of the employees' contributions to the plan. The Company contributed $35 and $25 to the plan during 1996 and 1995.

12. Commitments and Contingent Liabilities (Dollars in Thousands)

In the normal course of business, the Company offers certain financial products to its customers to aid them in meeting their requirements for liquidity, credit enhancement, and interest rate protection. Generally accepted accounting principles require that these products be accounted for as contingent liabilities and, accordingly, they are not reflected in the accompanying financial statements. The Companys exposure to loss in the event of nonperformance by the counterparty for commitments to extend credit and standby letters of credit is the contract or notional amounts of these instruments. Following is a discussion of these commitments and contingent liabilities.

Standby Letters of Credit: These agreements are used by the Company's customers as a means of improving their credit standing in their dealings with others. Under these agreements, the Company guarantees certain financial commitments in the event that its customers are unable to satisfy their obligations. The Company has issued standby letters of credit of approximately $10,300 and $9,200 as of December 31, 1996 and 1995.

Loan Commitments: At December 31, 1996 and 1995, the Company had commitments outstanding to extend credit of approximately $22,000 and $13,600. These commitments generally require the customers to maintain certain credit standards.

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

13. Shareholders' Equity (Dollars in Thousands, Except Per Share Data)

During 1996, the Company sold 805,000 shares of 7.5% Cumulative Convertible Preferred Stock (preferred stock), with an aggregate liquidation value of $20,125 to assist in funding the acquisition of Kentucky. The preferred stock accrues an annual dividend of $1.875 per share, payable quarterly. In the event that full cumulative dividends on the preferred stock have not been paid when due, the Company may not declare or pay any dividends or make other distributions on its common stock. At December 31, 1996, the Company has made all of the required quarterly dividend payments on its preferred stock.

Each share of preferred stock is convertible into one share of common stock. The value of the preferred stock is fixed at $22 per share upon conversion. Preferred shareholders have no voting rights, except as required by law. The preferred stock is not subject to any mandatory redemption or sinking fund provision. The preferred stock is redeemable as a whole or in part at the option of the Company for cash on or after March 15, 2000, at a price of $26.125 per share, declining annually to $25 per share on March 15, 2006 and thereafter.

In January 1997, the Board of Directors of the Company approved the use of up to $3,000 to repurchase outstanding preferred stock.

On May 19, 1995, the Company's Board of Directors authorized a 10% common stock dividend payable to shareholders of record on June 1, 1995. On April 12, 1994, the Companys Board of Directors authorized a four-for-one stock split of common shares effected in the form of a 300% stock dividend to shareholders of record on May 1, 1994. Average shares outstanding and per share amounts included in the consolidated financial statements and notes have been adjusted for the stock dividend and stock split.

The primary source of funds for dividends paid by the Company to its shareholders is dividends received from its bank subsidiaries. Dividends paid by banking subsidiaries are subject to restriction by banking regulations. The restrictive provision requires approval by the Comptroller of the Currency if dividends declared in any year exceed the current year's net income, plus the retained net profits of the two preceding years. During 1997, net retained profits available for distribution to the

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

Company as dividends, without regulatory approval, approximate $1,865 plus net income for the interim period through the date of declaration.

14. Regulatory Matters (Dollars in Thousands)

The Company and its banking subsidiaries are subject to various regulatory capital requirements administered by the federal banking agency. Under capital adequacy guidelines, the Company and its banking subsidiaries must meet specific capital guidelines that involve quantitative measures of the Company and its banking subsidiaries' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company and its banking subsidiaries' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures require the Company and its banking subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Company and its banking subsidiaries meet all capital adequacy requirements to which they are subject.

As of December 31, 1996, the most recent notification from the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency categorized the Company and its two significant subsidiaries, Matewan National Bank and Matewan National Bank/Kentucky as well capitalized. To be categorized as well capitalized, the Company and its banking subsidiaries must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category. However, the volatility of the unrealized gain or loss on available-for-sale securities, which is a component of capital, may significantly affect capital adequacy in the future.

The Company and its two significant subsidiaries' actual capital amounts and ratios are presented in the following table.

                                                                      For Capital
                                                                       Adequacy         To Be Well
                                                        Actual         Purposes        Capitalized
                                                  ----------------  ---------------  ----------------
                                                    Amount   Ratio  Amount   Ratio   Amount    Ratio
                                                  ----------------  ---------------  ----------------
As of December 31, 1996:
Total Capital (to Risk Weighted Assets):
 Matewan BancShares, Inc..........................  $60,988  15.63  $31,219  >=8.00  $39,023  >=10.00
 Matewan National Bank............................   35,761  14.86   19,254  >=8.00   24,068  >=10.00
 Matewan National Bank/Kentucky...................   21,903  17.87    9,805  >=8.00   12,257  >=10.00
Tier I Capital (to Risk Weighted Assets):
 Matewan BancShares, Inc..........................   54,108  13.87   15,609  >=4.00   23,414   >=6.00
 Matewan National Bank............................   33,220  13.80    9,627  >=4.00   14,441   >=6.00
 Matewan National Bank/Kentucky...................   20,371  16.62    4,903  >=4.00    7,354   >=6.00
Tier I Capital (to Average Assets):
 Matewan BancShares, Inc..........................   54,108   9.64   22,453  >=4.00   28,067   >=5.00
 Matewan National Bank............................   33,220   9.29   14,310  >=4.00   17,888   >=5.00
 Matewan National Bank/Kentucky...................   20,371  12.50    6,518  >=4.00    8,147   >=5.00
As of December 31, 1995:
Total Capital (to Risk Weighted Assets):
 Matewan BancShares, Inc..........................   47,074  19.09   19,726  >=8.00   24,658  >=10.00
 Matewan National Bank............................   33,378  15.31   17,440  >=8.00   21,800  >=10.00
Tier I Capital (to Risk Weighted Assets):
 Matewan BancShares, Inc..........................   44,101  17.89    9,863  >=4.00   14,795   >=6.00
 Matewan National Bank............................   30,790  14.12    8,720  >=4.00   13,080   >=6.00
Tier I Capital (to Average Assets):
 Matewan BancShares, Inc..........................   44,101  11.64   15,149  >=4.00   18,937   >=5.00
 Matewan National Bank............................   30,790   8.73   14,111  >=4.00   17,638   >=5.00

The banking subsidiaries of the Company are required to maintain average reserve balances with the Federal Reserve Bank or as cash in their vault. The average amount of those reserve balances for the year ended December 31, 1996, approximated $3,975.

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

15. Disclosures about Fair Value of Financial Instruments (Dollars in Thousands)

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

  Loans: The fair values of fixed rate commercial, real estate, and consumer loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

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

  Short-Term Borrowings: The carrying amounts in the balance sheets for short-term borrowings approximate those liabilities' fair values.

  Long-Term Borrowings: The fair values of long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

The estimated fair values of the Bank's financial instruments are as follows:

                                                             1996                             1996
                                                     --------------------             --------------------
                                                       Carrying     Fair                Carrying     Fair
                                                        Amounts     Value                Amounts     Value
                                                     ---------------------            ---------------------
Financial assets:
 Cash and cash equivalents...........................  $ 58,649   $ 58,649             $ 41,118   $ 41,118
 Interest-bearing deposits in other banks............     6,034      6,034                5,704      5,704
 Investment securities...............................   147,980    147,838              105,728    106,268
 Loans...............................................   370,801    370,379              228,568    232,598
Financial liabilities:
 Deposits............................................   523,308    525,870              334,387    335,901
 Short-term borrowings...............................    23,219     23,219               17,710     17,710
 Long-term borrowings................................     7,579      7,497                    -          -

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

16. Parent Company Only Condensed Financial Information (Dollars in Thousands)

Condensed Balance Sheets

                                                                                                 December 31
                                                                                                 1996     1995
                                                                                            --------------------
Assets
Cash............................................................................             $     59   $    185
Investment securities - available for sale......................................                3,766      2,160
Investment securities - held to maturity........................................                    -         29
Investment in banking subsidiaries..............................................               69,573     36,646
Investment in non-bank subsidiary...............................................                  877        903
Receivable from bank subsidiary.................................................                    -      5,000
Loans...........................................................................                  240
Premises and equipment..........................................................                  382        403
Other assets....................................................................                  887      1,063
                                                                                            --------------------
Total assets....................................................................             $ 75,784   $ 46,389
                                                                                            ====================
Liabilities and shareholders' equity
Liabilities:
 Notes payable..................................................................             $    137   $    137
 Note payable to non-bank subsidiary............................................                  300        300
 Long-term borrowings...........................................................                7,579          -
 Other liabilities..............................................................                  190        135
                                                                                             -------------------
Total liabilities...............................................................                8,206        572
Shareholders' equity............................................................               67,578     45,817
                                                                                             -------------------
Total liabilities and shareholders' equity......................................             $ 75,784   $ 46,389
                                                                                             ===================

Condensed Statements of Income

                                                                         Year Ended December 31
                                                                    1996      1995          1994
                                                                  ---------------------------------
Income:
 Dividends from bank subsidiary............................        $ 2,200   $  7,100        $ 2,008
 Dividends from non-bank subsidiary........................              -         58             64
 Operating expenses, net...................................            186         18             59
                                                                 -----------------------------------
Income before equity in undistributed
 earnings (excess dividends) of
 subsidiaries..............................................          2,014      7,140          2,013
Equity in undistributed earnings
 (excess dividends) of subsidiaries........................          4,448     (1,920)         2,992
                                                                ------------------------------------
Net income.................................................          6,462      5,220          5,005
Preferred stock dividends..................................          1,236          -              -
                                                                ------------------------------------
Net income available to common
 shareholders..............................................        $ 5,226   $  5,220        $ 5,005
                                                                ====================================

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

Condensed Statements of Cash Flows

                                                                                                Year Ended December 31
                                                                                             1996       1995      1994
                                                                                         -------------------------------
Operating activities
Net income..........................................................................     $  6,462   $  5,220     $ 5,005
Adjustments to reconcile net income to net acash provided by operating activities:
 (Equity in undistributed earnings)excess dividends of subsidiaries.................       (4,448)     1,920      (2,992)
 Depreciation expense...............................................................           (9)        12           -
 Change in other assets.............................................................          (13)      (145)        (27)
 Change in other liabilities........................................................           55         47          45
 Change in dividends receivable.....................................................        5,000     (5,000)      3,800
                                                                                          ------------------------------
Net cash provided by operating activities...........................................        7,047      2,054       5,831

Investing activities
Investment in subsidiary............................................................      (28,600)         -      (3,351)
Return of investment from subsidiary................................................           26        697          -
Purchases of premises and equipment.................................................          (21)      (358)         -
Purchase of investment securities...................................................       (1,577)      (793)     (1,380)
                                                                                          ------------------------------
Net cash used in investing activities...............................................      (30,172)      (454)     (4,731)

Financing activities
Cash dividends paid on common and preferred stock...................................       (2,848)    (1,400)     (1,142)
Purchase of treasury stock..........................................................         (128)       (56)        (18)
Sale of treasury stock..............................................................            -         57           -
Cash paid on fractional shares......................................................            -         (3)          -
Payment of note payable.............................................................            -       (100)          -
Proceeds from long-term borrowings..................................................        8,000          -           -
Payments on long-term borrowings....................................................         (421)         -           -
Proceeds from sale of preferred stock...............................................       18,396          -           -
                                                                                          ------------------------------
Net cash provided by (used in) financing activities.................................       22,999     (1,502)     (1,160)
                                                                                          ------------------------------
(Decrease) increase  in cash........................................................         (126)        98         (60)
Cash at beginning of year...........................................................          185         87         147
                                                                                        ---------------------------------
Cash at end of year.................................................................      $    59     $  185     $    87
                                                                                        =================================

17. Quarterly Financial Data (Unaudited) (Dollars in Thousands, Except Per Share Data)

Quarterly financial data for 1996 and 1995 is summarized below:

                                                          Quarter Ended
                                          March 31   June 30    September 30     December 31
                                        ------------------------------------------------------
1996 *
Interest income.........................  $  9,065   $ 12,459        $12,347      $ 12,513
Interest expense........................     3,681      5,047          5,046         5,095
Net interest income.....................     5,384      7,412          7,301         7,418
Provision for loan losses...............       462        979            664           840
Net income..............................     1,309      1,707          1,743         1,703
Net income available to common
 shareholders...........................     1,193      1,331          1,383         1,319
Net income per common share.............       .33        .36            .38           .36

1995
Interest income.........................  $  7,605   $  8,004        $ 8,289      $  8,554
Interest expense........................     2,900      3,137          3,292         3,315
Net interest income.....................     4,705      4,867          4,997         5,229
Provision for loan losses...............       345        484            432           647
Net income..............................     1,239      1,165          1,201         1,615
Net income available to common
 shareholders...........................     1,239      1,165          1,201         1,615
Net income per common share.............       .34        .32            .33           .44

* 1996 data includes the accounts of Kentucky since March 16, 1996, the date of acquisition.

Matewan BancShares, Inc. and Subsidiaries

Corporate Information
--------------------------------------------------------------------------------


                  Annual Meeting

                  The Annual Meeting of the Shareholders of Matewan
                  BancShares, Inc. will be held at 1:00 p.m. on Tuesday, April 8, 1997 at the Charleston House Holiday Inn, Charleston, West Virginia. Shareholders of record of March 1, 1997 will be eligible to vote on matters brought before the shareholders at that time.

                  Stock Listing

                  The common stock of Matewan BancShares, Inc. trades on the NASDAQ National Market System under the symbol "MATE." The Preferred Stock of the Company is listed for trading on the NASDAQ Small-Cap Market system under the symbol "MATEP." The firms of Wheat First Securities, Inc., Scott & Stringfellow, Ferris Baker Watts, Inc., and Herzog, Heine, Geduld, Inc. currently make a market in the Company's common stock.

                  Transfer Agent

                  Inquiries regarding shareholder records, stock transfers, changes in ownership or address, and dividend payment should be directed to the transfer agent at the following addresses:

                     Wachovia Bank of North Carolina, N.A.
                     Corporate Trust Department
                     P. O. Box 3001
                     Winston-Salem, North Carolina 27102

                  For shareholder correspondence and requests for transfer:

                     Wachovia Shareholder Services
                     P. O. Box 8217
                     Boston, Massachusetts 02266-8217

                  Independent Auditors
                  Ernst & Young LLP, Charleston, West Virginia

                  Executive Offices
                  Matewan National Bank
                  Second Avenue and Vinson Street
                  Williamson, West Virginia 25661
                  (304)235-1544

Matewan BancShares, Inc. and Subsidiaries

Description of Business
--------------------------------------------------------------------------------

                  GENERAL

                  Matewan BancShares, Inc. (the Company or Registrant) is a registered bank holding company organized in 1984. The Company's flagship bank is Matewan National Bank (the Bank).

                  The Company established Matewan Bank FSB (FSB), a wholly-owned federal savings bank on November 9, 1993. FSB, headquartered in Pikeville, Kentucky and authorized to engage in all permissible thrift related activities, commenced business January 3, 1994.

                  On March 15, 1996, the Company consummated the $29.35 million acquisition of Bank One, Pikeville, N.A. (Pikeville) in a cash purchase. Pikeville retained its separate bank charter and resumed operations as Matewan National Bank/Kentucky (Kentucky), a wholly-owned subsidiary of the Company.

                  The Company considers its general market area to be southern West Virginia, eastern Kentucky and western Virginia. More specifically, the Company has identified as its core market the thirteen county market area comprised of Mingo, Logan, and Boone counties in West Virginia, Pike, Floyd, Johnson, Martin, and Letcher counties in Kentucky, and Buchanan, Tazewell, Wise, Russell, and Washington counties in Virginia. At December 31, 1996, the Company had consolidated assets of approximately $627 million and shareholders' equity of approximately $67.5 million.

                  Matewan National Bank

                  The Bank, organized as a national bank in 1913, maintained its executive office in Matewan, West Virginia from that time until the first quarter of 1994. Since that time it has maintained its executive office in Williamson, West Virginia. The Bank also conducts operations at its branch offices in Matewan, Delbarton, Kermit, Williamson, Gilbert, Danville, and two locations in Logan, West Virginia. The Bank operates drive-in facilities at each of its locations with the exception of its Stratton Street office in Logan. In May of 1994, the Bank opened the Money Center in Williamson, West Virginia. The Money Center, in addition to serving as a centralized location for all of the lending departments of the Bank, also serves as a loan production office, a state-of-the-art loan support office, and the headquarters for the financial services division of the Bank.

                  The Bank provides a full range of commercial banking services. It provides automobile, mobile home, personal household, credit cards, commercial and small business, construction and permanent real estate, student, and various government-guaranteed loans, as well as commercial equipment leasing. The Bank offers a variety of deposit instruments to its customers, such as free checking, regular checking and NOW accounts, regular and special passbook savings accounts, money market and index deposit accounts, certificates of deposit, and IRAs. In addition, certain non-deposit investment alternatives, mainly commercial repurchase agreements, are available. Other Bank services include check cashing, check collection, letters of credit, travelers checks, wire transfers, purchase and redemption of U.S. Government savings bonds, purchase and redemption of U.S. Government and agency obligations for Bank customers, certified and cashier checks, notary public services, safe deposit boxes, and credit life and disability insurance. Through its financial services subsidiary, the Bank also offers a wide range on nontraditional and uninsured financial products and services, such as mutual fund investments, sale and purchase of debt and equity securities, annuities, and life insurance products.

                  Matewan Bank FSB

                  FSB was organized and established as a federally chartered
                  "de novo" savings bank on November 9, 1993. FSB established corporate headquarters in Pikeville, Kentucky and commenced business operations at its Pikeville office on January 3, 1994. In November of 1994, FSB commenced operations at a second office located in Paintsville, Kentucky. In the second quarter of 1995, FSB established two additional branch offices inside of supermarkets in Pikeville and Goody, Kentucky. In 1996 FSB opened four additional offices: a full-service branch in Prestonsburg, Kentucky; a financial services and business development branch in

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

                  Richlands, Virginia; and two additional supermarket branch offices in Abingdon, Virginia and Whitesburg, Kentucky. An additional branch application has been approved for another supermarket office in Van Sant, Virginia.

                  FSB is regulated by the Office of Thrift Supervision (the
                  OTS) and is authorized to conduct business that includes providing services covering the full range of thrift-related activities. In addition, FSB's charter requires it to maintain its status as a "Qualified Thrift Lender" by maintaining an asset mix in which sixty-five percent (65%) of the computed asset base of FSB is invested in Qualifying Thrift Assets. Qualifying Thrift Assets include home mortgages, any loan made on liens securing residential real estate, mobile homes, and personal household expenditures. It also includes any investments in stock, deposits, or obligations of most federal and local housing agencies, or any mortgage pool securities. Fixed assets and repossessed real estate similarly qualify.

                  FSB's product offerings also include a variety of deposit instruments to its customers, such as free checking, regular checking and NOW accounts, regular passbook savings accounts, money market and index deposit accounts, certificates of deposit, and IRAs. Other FSB services include check cashing, check collection, letters of credit, travelers checks, wire transfers, purchase and redemption of U.S. Government savings bonds, purchase of U.S. Government and agency obligations for FSB customers, certified and cashier checks, notary public services, safe deposit boxes, electronic tax filing capability, and credit life and disability insurance.

                  FSB was initially capitalized in the amount of $4 million by the Company. The FSB's contribution to the overall earnings of the Company was approximately 6% for 1996, approximately 4% for 1995, and immaterial in 1994.

                  Matewan National Bank/Kentucky

                  Kentucky, organized and operated under a national bank charter, maintains its executive office in Pikeville, Kentucky. Kentucky also conducts operations at its branch offices in Shelby Valley, Ferrell's Creek, Phelps and Sidney, Kentucky. On June 30, 1996, Kentucky closed the offices in Coal Run and South Williamson due to the overlap created between these offices and existing offices of other Company affiliates in the immediate communities. Kentucky operates drive-in facilities at each of its locations.

                  Kentucky commenced operations as an affiliate of the Company on March 18, 1996, with total assets of approximately $204 million, net loans of approximately $133 million, and total deposits of approximately $183 million.

                  Kentucky provides the same full range of commercial banking services as the other Company financial institutions. It provides automobile, mobile home, personal household, commercial and small business, construction and permanent real estate, student, and various government-guaranteed loans, as well as commercial equipment leasing. Kentucky offers a variety of deposit instruments to its customers, such as free checking, regular checking and NOW accounts, regular and special passbook savings accounts, money market and index deposit accounts, certificates of deposit, and IRAs. In addition, certain non-deposit investment alternatives, mainly commercial repurchase agreements, are available. Other Kentucky services include check cashing, check collection, letters of credit, travelers checks, wire transfers, purchase and redemption of U.S. Government savings bonds, purchase and redemption of U.S. Government and agency obligations for Kentucky customers, certified and cashier checks, notary public services, safe deposit boxes, electronic income tax filing capability, and credit life and disability insurance.

                  Kentucky retained core capital in the amount of approximately $19.8 million at the time of its acquisition by the Company. Kentucky's contribution to the overall earnings of the Company was approximately 29% for 1996.

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

                  Delivery Systems

                  The Company uses sophisticated technology to enhance its delivery systems. The Company also maintains an integrated PC-based server network system that provides immediate interaction among all operating functions of its subsidiaries, thereby enhancing internal communication and customer service. The Company offers retail customers 24 hour banking via touch-tone phone and an interactive voice response system. Company affiliates maintain an Automated Teller Machine (ATM) network of approximately 25 machines in the core market area. The Company offers retail customers the ability to access account information, transfer funds, and pay certain bills via personal computer. The Company currently utilizes personal computer technology to enable commercial customers to access cash management services via interlinks with the Company's mainframe computer. In addition, utilization of such technology enables the Company to employ sophisticated credit rating and pricing models at its subsidiaries for the purpose of pricing loan products to reflect credit risk more accurately.

                  Summary and Mission Statement

                  The following table depicts pertinent financial and operational data of the significant subsidiaries of Matewan BancShares, Inc. as of December 31, 1996 (dollars in thousands).

                                                                                  Total    Employees
                                                    Total      Net      Total    Equity   (Full-Time    Total
                                                    Assets    Loans    Deposits  Capital  Equivalent)  Offices
                                                 -------------------------------------------------------------

                  Matewan National Bank            $390,859  $223,174  $304,697  $34,612         208         9
                  Matewan Bank FSB                   64,655    35,718    59,424    4,544          66         8
                  Matewan National Bank/Kentucky    203,846   111,495   162,128   30,418          71         5

                  At December 31, 1996, the Company had six officers who regularly provide services to the Bank, FSB, or Kentucky. These officers are compensated by the Bank or FSB. Subsidiaries of the Company had 345 full-time equivalent employees as of the same date. Company subsidiaries operated 21 full service offices and one loan production office.

                  Through its mission statement, the Company's goal is to be the leading provider of financial services in the markets in which it operates. Through its subsidiaries, the Company is engaged in providing a full range of consumer and commercial financial services throughout southern West Virginia, eastern Kentucky, and southwestern Virginia.

                  In the course of its business, the Company competes for loans, deposits, and other finacial product offerings with numerous other banks and financial institutions throughout its market area, as well as numerous nontraditional and often nonregulated banking competitors such as brokerage firms, mutual funds, finance companies, and other types of financial service providers.

                  Regulation

                  The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended, and is registered as such with, and subject to supervision by, the Federal Reserve Board (the FRB). The FRB may make examinations of the Company or any of its subsidiaries and has the authority to regulate certain bank holding company debt.

                  The Bank and Kentucky are national banks. The primary regulator of national banks is the Office of the Comptroller of the Currency (the OCC). FSB is a federal savings bank. The principal regulator of federal savings banks is the Office of Thrift Supervision (the OTS). As federally insured institutions and Federal Reserve members, all are subject to regulation by the Federal Deposit Insurance Corporation (the
                  FDIC) and the FRB.

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------


                  Properties

                    The Company and the Bank maintain executive offices in
                  Williamson, West Virginia in the Bank's main building. The Company's subsidiaries operate twenty-two offices throughout the Company's market area. Twelve of these offices are owned and ten are leased.

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

  MATEWAN BANKSHARES 2ND AVENUE AND VINSON STREET, P.O. BOX 100 WILLIAMSON,
                                   WV 25661