Form 10-K, Exhibit 13
period 1996-12-31
MATEWAN BANCSHARES INC
filed 1997-03-28
CIK 742246

                                                                   Exhibit 13.2
                           MATEWAN BANCSHARES, INC.

              PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS
                           TO BE HELD APRIL 8, 1997

  This proxy statement is furnished to shareholders of Matewan BancShares, Inc. (the "Company") in connection with the solicitation of proxies by the Board of Directors of the Company for use at its Annual Meeting of Shareholders (the "Annual Meeting") to be held at 11:00 a.m., local time on Tuesday, April 8, 1997 at the Charleston House, Charleston, West Virginia, for the purposes set forth in the Notice of Annual Meeting of Shareholders.

  This Proxy Statement and accompanying form of proxy are first being mailed or given to shareholders of the Company on or about March 11, 1997.

  The principal executive offices of the Company are located at Second and Vinson Street, Williamson, West Virginia.

                           VOTING RIGHTS AND PROXIES

VOTING RIGHTS

  Only shareholders of record of the Company as of the close of business on March 1, 1997 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. On that date, 3,660,151 shares of the Company's common stock, par value $1.00 per share (the "Common Stock") were issued and outstanding and were held by approximately 679 holders of record. On February 27, 1996, the Company issued 805,000 shares of Series A Convertible Cumulative Preferred Stock (the Preferred Shares). Holders of the Preferred Shares are not entitled to vote in the election of Directors. The Company had no other classes of equity securities outstanding at that date. Each share of Common Stock is entitled to one vote on all matters properly presented to the Annual Meeting. The affirmative vote of the holders of a majority of Common Stock attending the meeting in person or represented by proxy is necessary to elect the directors of the Company and, except as otherwise provided, approve each of the other proposals set forth in this proxy statement for consideration at the Annual Meeting. The presence, in person or by proxy, of not less than a majority of the total number of outstanding shares of Common Stock is necessary to constitute a quorum at the Annual Meeting.

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

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

  The following table sets forth certain information concerning the amount and nature of beneficial ownership of the Company's Common Stock by persons known by the Company to own 5% or more of such Common Stock, and by its directors, the individuals nominated for director, and its directors and officers as a "group" (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) as of January 31, 1997. The amount and nature of beneficial ownership, except as otherwise noted in the table, represents shares over which a director, nominee, or officer has sole voting and sole investment power.

                                                       AMOUNT AND NATURE PERCENT
                                                         OF BENEFICIAL     OF
   BENEFICIAL OWNER                                        INTEREST       CLASS
   ----------------                                    ----------------- -------
James H. Harless......................................    373,974(1)(2)  10.22%
 Drawer H
 Gilbert, West Virginia 25621
Dan R. Moore..........................................    676,915(1)(3)  18.46%
 Box 26
 Matewan, West Virginia 25678
Frank E. Ellis........................................    256,206(4)      6.99%
 3308 Jefferson Avenue
 Cincinnati, Ohio 45220
Lafe P. Ward..........................................    101,936(5)      2.78%
George A. Kostas......................................    110,210(6)      3.01%
Amos J. Hatfield......................................     89,239(7)      2.43%
Sidney R. Young, Jr...................................     20,521(8)       .56%
Betty Jo Moore........................................    233,010(9)      6.37%
Doug Hinkle...........................................      1,500          .04%
All directors and officers
 as a group (14 persons)..............................  1,374,637(10)    37.56%

--------
(1) Includes 332,544 shares as to which Mr. Moore has sole voting power pursuant to an agreement dated August 6, 1987, between Mr. Moore and Mr. Harless.

(2) Includes 348,384 shares held of record by Mr. Harless, members of his family, and affiliates.

(3) Includes 330,632 shares held of record by Mr. Moore and his wife, members of his family, and affiliates.

(4) Includes 207,415 shares of record held by Mr. Ellis, members of his family, and affiliates as to which Mr. Ellis disclaims beneficial ownership.

(5) Includes 50,160 shares of record held by Mr. Ward's wife.

(6) Includes 83,018 shares of record held by Mr. Kostas and his wife.

(7) Includes 71,640 shares of record held by Mr. Hatfield and his wife, and 15,716 shares of record held by his wife and son as to which Mr. Hatfield disclaims beneficial ownership.

(8) Includes 17,001 shares of record held by Mr. Young and his wife.

(9) Includes 233,010 shares held by Mrs. Moore and her husband, members of her family, and affiliates.

(10) Excludes duplicate counting for shares subject to the voting agreement between Messrs. Moore and Harless and for shares held by Mr. Moore, Mrs. Moore, members of their family, and affiliates.

  On August 6, 1987, Messrs. Moore and Harless entered into an agreement in connection with the merger of the Company and Guyan Bancshares, Inc., pursuant to which Mr. Harless granted Mr. Moore an irrevocable proxy to vote shares held of record or beneficially by Mr. Harless at all meetings of shareholders of the Company for so long as Mr. Moore remains Chairman of the Company. Mr. Moore intends to vote all such shares (332,544 shares) for the election of nominees for Director specified herein.

  The Company knows of no other person or persons who, beneficially or of record, own in excess of five percent of the Company's Common Stock. The Company is not aware of any other arrangements which at a subsequent date may result in a change of control of the Company.

                             ELECTION OF DIRECTORS

  Each of the nominees for election as a director currently serves as a director for the Company and has been nominated by the Board of Directors for re-election as director. The terms of each of the directors of the Company will expire at the 1997 Annual Meeting. The number of directors of the Company is presently set at nine, and the Company's certificate of Incorporation and Bylaws provide that all directors are to be elected for a term of one year or until their successors are elected and qualified.

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

                             FIRST YEAR  PRINCIPAL OCCUPATION
   NAME                  AGE AS DIRECTOR FOR THE PAST FIVE YEARS
   ----                  --- ----------- -----------------------
James H. Harless........  77    1984     Chairman of the Board of Gilbert Imported Hardwoods, Inc.;
                                         from 1984 through 1987 Chairman of the Board of Guyan
                                         Bancshares, Inc.; Nominee for Director
Dan R. Moore............  56    1984     Chairman of the Board of Directors, President, and Chief
                                         Executive Officer of the Company and Matewan National
                                         Bank; Vice President and Chairman of the Board of Matewan
                                         National Bank/Kentucky; Nominee for Director
Frank E. Ellis..........  70    1988     Physician, Frank Ellis & Associates, Inc.; Nominee for
                                         Director
Lafe P. Ward............  71    1984     Attorney at Law, Ward and Associates L.C., General Counsel
                                         for the Company; Nominee for Director
George A. Kostas........  67    1988     Pharmacist, President of Aracoma Drug Company, Inc.;
                                         Nominee for Director
Amos J. Hatfield........  70    1988     Owner, Gilbert Furniture Company; Nominee for Director
Sidney R. Young, Jr.....  73    1984     Semi-retired since April, 1986; President and Chief Operating
                                         Officer for McNamee Resources, Inc. since 1979; Nominee
                                         for Director
Betty Jo Moore..........  56    1994     President of Moore Ford Sales and Moore Chevrolet,
                                         Williamson, West Virginia; Nominee for Director

                             FIRST YEAR  PRINCIPAL OCCUPATION
   NAME                  AGE AS DIRECTOR FOR THE PAST FIVE YEARS
   ----                  --- ----------- -----------------------
Douglas Hinkle..........  62    1996     President of Walter P. Walters Insurance Agency;
                                         Nominee for Director
Pauline Roberson........  74             Vice President and Secretary of the Company, Matewan National
                                         Bank since 1984, and Matewan Bank FSB since 1993;
Lee M. Ellis............  42             Vice President of Matewan National Bank since April, 1988;
                                         Vice President and Chief Financial Officer of the Company
                                         and Matewan National Bank from April, 1992 to the present, and Matewan Bank FSB from November, 1993 to present;
                                         Vice President of Matewan National Bank/Kentucky from
                                         April 1996 to present;
Anna Ward...............  37             Vice President of Administration for Matewan National Bank
                                         since August 1994, Vice President of Audit Services for the
                                         Company from April, 1993 until August 1994 and for
                                         Matewan National Bank from April 1992 until August 1994;
Timothy E. Edwards......  47             Vice President of Operations for the Company from April
                                         1995 and for Matewan National Bank since November 1992.
                                         Office Manager of the Gilbert branch of Matewan National
                                         Bank from September 1991 until November, 1992. President
                                         of United National Bank, Webster Springs, WV for three
                                         years prior to September 1991;
Michael Burke...........  43             Controller of Company from July 1996 to present; Vice
                                         President and Controller of Matewan National Bank/Kentucky
                                         from April 1996 to present; Vice President and Controller of
                                         Bank One, Pikeville, N.A. from May 1993 to March 1996;
                                         Vice President and Controller of First National Bank of
                                         Pikeville for four years prior to May 1993.

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

MEETINGS OF THE BOARD OF DIRECTORS OF THE COMPANY

  The Company does not have a standing nominating or compensation committee. The functions of these committees are performed by the Board of Directors in its entirety. Directors Douglas Hinkle, Amos Hatfield, George Kostas, James H. Harless, and Sidney Young serve on the Audit Committee for the Company.

  During 1996, the Board of Directors met 9 times, while the Board of Directors of Matewan National Bank and Matewan Bank FSB met 13 times. No members of the Board of Directors attended less than 75% of the meetings for 1996. Each director of the Company or Matewan National Bank receives $750 for each monthly meeting of the Board of Directors of the Company or Matewan National Bank attended. Matewan Bank FSB is prohibited from paying any director fees until 1997. External directors of Matewan National Bank/Kentucky received $300 for each meeting attended. Director Hinkle was the only Director of the Company to be paid any fees by Matewan National Bank/Kentucky. The Company paid an aggregate of $98,853 in Director and Committee fees in 1996, on a consolidated basis.

                       EXECUTIVE OFFICERS' COMPENSATION

COMPENSATION OVERVIEW

  During fiscal 1996, no cash compensation was paid to any executive officer of the Company in his or her capacity as such, although certain of the executive officers received directors fees from the Company. Each of the executive officers of the Company received compensation from Matewan National Bank, Matewan Bank FSB, or Matewan National Bank/Kentucky for services rendered in their capacities as executive officers of those subsidiaries.

  The following table sets forth information concerning the Chief Executive Officer, the only executive officer of the Company who received aggregate compensation in excess of $100,000 during the fiscal year ended December 31, 1996. Comparative data is also provided for the previous two fiscal years.

                          SUMMARY COMPENSATION TABLE

ANNUAL COMPENSATION

                                                                       OTHER
 NAME AND                                                              ANNUAL
 PRINCIPAL                                  FISCAL  SALARY   BONUS  COMPENSATION
 POSITION                                    YEAR    ($)      ($)       ($)
 ---------                                  ------ -------- ------- ------------
Dan R. Moore (1)...........................  1996  $204,008 $35,914      $0
Chairman &                                   1995   192,008  38,923       0
President                                    1994   180,508  27,667       0

--------
(1) Matewan National Bank has provided Mr. Moore with the use of an automobile in the performance of his business duties. The value attributable to personal use of this automobile is not ascertainable and therefore is not included in this table.

LONG TERM COMPENSATION

  The Company had no stock award, Options/SAR, LTIP Payouts, or any other form of long term compensation plans in place for fiscal years 1996, 1995, or 1994.

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

  Monthly pension benefits under the Plan, effective January 1, 1995 are equal to the sum of .85% of Average Monthly Covered Compensation (defined hereafter) plus 1.50% of Average Monthly Compensation in excess of Covered Compensation multiplied by the number of years of employment, not to exceed 35 years. Monthly Covered Compensation was defined as monthly compensation upon attainment of normal retirement age of the employee receiving such compensation. Accruals on December 31, 1994 are protected.

  The following table illustrates the estimated annual benefits from the Plan upon retirement to participants at December 31, 1996, at selected remuneration and years of service classifications.

                                          ESTIMATED ANNUAL RETIREMENT BENEFITS
                                              ON CREDITED YEARS OF SERVICE
                                         ---------------------------------------
MONTHLY COMPENSATION
ON AN ANNUALIZED BASIS                     15      20      25      30      35
----------------------                   ------- ------- ------- ------- -------
$160,000................................ $29,700 $39,500 $49,400 $59,300 $69,200
 140,000................................  27,400  36,500  45,700  54,800  63,900
 120,000................................  22,900  30,500  38,200  45,800  53,400
 100,000................................  18,400  24,500  30,700  36,800  42,900
  80,000................................  13,900  18,500  23,200  27,800  32,400
  60,000................................   9,400  12,500  15,700  18,800  21,900
  40,000................................   5,100   6,800   8,500  10,200  11,900
                                              (WITH 31 YEARS PRIOR TO 1995)
                                         ---------------------------------------
 150,000................................     N/A     N/A     N/A     N/A  84,300

  A participant's vested interest in his accrued benefit under the Plan is determined under a vesting schedule which provided for vesting of a participant's accrued benefit beginning at 20% after three or more years of service and gradually increasing to 100% after seven years of service. Prior employee contributions vested immediately.

  Effective January 1, 1995, the Company installed a 401(k) savings plan (401(k) Plan) for all employees 21 years of age with one year of service to be operated in tandem with its existing defined benefit pension plan. The 401(k) Plan allows for voluntary pretax salary deferrals up to 15% of compensation.

  The Company will match employee salary deferrals at a rate of 25% on the first 4% of salary deferred. The vesting schedule for these matching contributions shall begin with 20% after three years of service and increase in 20% increments until fully vested after 7 years of service.

  At the end of fiscal year 1996, Mr. Moore had 33 years of service, Mrs. Roberson had 33 years, Mr. Ellis had 18 years, Mrs. Ward had 10 years, and Mr. Edwards had 5 years of credited service under the Plan.

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

BONUS AWARDS

  The Company's subsidiaries have paid in the last six fiscal years an annual bonus to certain management level employees based on various predefined levels of performance, incorporating such measures as profitability and growth.

CONCLUSION

  Under the compensation programs described above, a moderate portion of the Company's executive compensation is linked directly to individual and corporate performance. In the case of the Chief Executive Officer of the Company, approximately 15% of his total 1996 compensation consisted of variable elements linked to Company performance. The Board of Directors intends to continue the policy of linking a portion of executive compensation to corporate performance.

PERFORMANCE GRAPH

  Set forth below is a line graph comparing the yearly percentage change in cumulative total shareholder return in the Company's Common Stock since December 31, 1991 through December 31, 1996. The Company's yearly percentage change in total shareholder return is compared to the Standard & Poors 500 Index and a related financial peer group index representing all banks.

  The total annual return is computed based on the dual assumptions that each dividend paid by the Company in the five year period depicted was reinvested in shares of the Company's Common Stock at the market price on the day of dividend payment and that the price per share of the Company's stock was that of closing on December 31, 1996.

  The Common Stock of Matewan BancShares, Inc. was listed initially for trading on the NASDAQ National Market System on June 1, 1994. Prior to that time, there existed no active market for the Company's Common Stock.

[CAPTION]

                                             FISCAL YEAR ENDING
COMPANY                    1991       1992     1993     1994     1995     1996
MATEWAN BANCSHARES, INC.    100       106.00   131.80   345.90   494.30   450.50
INDUSTRY INDEX              100       119.14   140.83   133.61   188.94   261.26
BROAD MARKET                100       107.64   118.50   120.06   165.18   203.11

  This report has been prepared by the Board of Directors.

  James H. Harless, Dan R. Moore, Frank E. Ellis, Lafe Ward, George Kostas, Amos Hatfield, Sidney Young, Betty Jo Moore, and Douglas Hinkle.

CERTAIN TRANSACTIONS

  Company subsidiaries have made various loans to its directors and officers and to directors and officers of the Company and its subsidiaries. Loans to this group and their related entities totalled $3,315,000, $3,392,000, and $4,208,000 at December 31, 1996, 1995, and 1994, respectively. These loans were made in the ordinary course of business, were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with persons other than directors or officers, and did not involve more than the normal risk of collectability or present other unfavorable features.

  During the year ended December 31, 1996, the Company and its subsidiaries paid legal fees in the amount of $20,506 to the law firm of Ward and Associates, L.C. Mr. Ward, a director of the Company, is a principal in the firm and as a result may receive an indirect benefit from the payment of legal fees.

                            APPOINTMENT OF AUDITORS

  The Board of Directors has selected the firm of Ernst & Young LLP, certified public accountants, to act as principal auditors for the Company for the year ended December 31, 1997. Ernst & Young also served as principal auditors for the Company for the year ended December 31, 1996. Although the selection and appointment of independent auditors is not required to be submitted to a vote of the shareholders, the Board has decided to ask the shareholders to approve the appointment. If the shareholders do not approve such appointment, the Board will reconsider its appointment. Approval of the appointment of auditors will require the affirmative vote of a majority of the total votes cast on this issue at the Annual Meeting. Representatives of Ernst & Young LLP are expected to be at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. Such representatives are also expected to be available to respond to appropriate questions.

                                 OTHER MATTERS

  The Board of Directors knows of no other matters to be presented for action at the Annual Meeting other than those mentioned above. If any such matters properly come before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgement.

SHAREHOLDER PROPOSALS

  Shareholders of the Company who desire to present proposals for consideration by the Company's shareholders at the 1998 Annual Meeting of Shareholders will be required to advise the Company in writing of the proposal on or prior to November 1, 1997.