Form 10-K, Exhibit 13
period 1997-12-31
MATEWAN BANCSHARES INC
filed 1998-03-27
CIK 742246

                                                                    EXHIBIT 13.1

                              1997 Annual Report

                             [Photograph of SIGN]









   In a day when banks have trouble differentiating themselves, one financial institution stands alone for growth, profitability and investment...

                              Matewan BancShares.

Matewan BancShares, Inc. and Subsidiaries

Message From The President
--------------------------------------------------------------------------------

[PHOTOGRAPH OF DAN R. MOORE]

"The Company
 constructed four
 new [Express Banks]
 offices in south-
 western Virginia as
 well as four new
 offices in eastern
 Kentucky. Additional
 offices are planned
 for both markets
 in 1998."

To Our Shareholders:

I am pleased to submit to you the Annual Report of Matewan BancShares.

This Report provides information detailing another successful year for Matewan BancShares. The year was highlighted by three major initiatives: 1) the Company continued the market expansion program that began in 1996 and managed the associated expenses to prevent earnings dilution; 2) the Company implemented initiatives made possible by the Riegle-Neal Bank and Branch Efficiency Act; and
3) the Company promoted a major expansion of its insurance and investments sales activities.

Matewan BancShares continued its expansion program by strategically placing Matewan Banks' "Express Banks" throughout eastern Kentucky and southwestern Virginia. These full-service offices are located in supermarkets or built to function as stand-alone offices. They are designed to leverage construction capital and ongoing overhead expenses. Between January 1, 1996, and December 31, 1997, the Company constructed four new offices in southwestern Virginia as well as four new offices in eastern Kentucky. Additional offices are planned for both markets in 1998.

As is common with any new business, the start-up expense for these offices has a detrimental effect on earnings until the offices begin producing a sufficient level of revenue to offset expenses. This process normally takes 12-to-24 months.

Concurrent with the financial impact of the ongoing expansion program, the Company's performance during 1997 continued to be impacted by the cost associated with the acquisition of Bank One, Pikeville, N.A. Kentucky, which occurred on March 15, 1996. This was a significant acquisition relative to the size of our Company, and has had a meaningful effect on the overall financial performance of the Company. Matewan BancShares' primary goal when we began the expansion was to manage the program to the point that earnings would grow sufficiently to offset the ongoing cost of expansion and to prevent the dilution of earnings.

Total revenue has increased each quarter throughout 1997. Total interest income for 1997 was $51,997,000, and the total of non-interest income was $5,366,000. This compares to a total of interest income for 1996 of $46,384,000 and non-interest income of $4,699,000. The 1996 totals include 9-1/2 months of income resulting from the Kentucky acquisition. Greater competition, along with the increased cost of funds associated with the development of new markets, caused the net interest margin to be reduced from 5.49 percent in 1996 to 5.29 percent in 1997. The total of non-interest expenses remains above normal levels primarily due to costs associated with the expansion program. The total of non-interest expenses for 1997 was $22,119,000 versus $19,100,000 for 1996. The 1996 expense includes 9-1/2 months of operating the Kentucky acquisition.

The centerpiece of our expansion program for the past two years was, of course, the Kentucky acquisition. The balance of the program has involved the building of de novo offices that normally have deficit operating results in the initial phase of their operation. The challenge has been to generate sufficient earnings elsewhere in the Company to prevent a dilution of overall earnings. Management is pleased that the growth in revenue relative to expense has the Company gaining the desired leverage from the program. Except for the impact caused from additional office openings, the Company is on track to realize substantial profitable growth from the expansion program.

The second major initiative was made possible by the Riegle-Neal Interstate Banking and Branch Efficiency Act, which became fully effective on June 1, 1997. This act allowed Matewan BancShares to merge the newly acquired Matewan National Bank/Kentucky charter and our original Matewan National Bank charter into a single company. Additionally, offices located in the Virginia market that were part of the Matewan Bank, FSB charter were also brought under the umbrella of Matewan National Bank.

These changes to our organizational structure will provide opportunities for increased efficiency in several areas of operation. This structure lends itself very well to efficient loan underwriting and loan administration. Many other opportunities for increased efficiencies

Matewan BancShares, Inc. and Subsidiaries

Message From The President
--------------------------------------------------------------------------------

[PHOTOGRAPH OF DAN MOORE]

"Our involvement in
 insurance and
 investments, through
 our subsidiary,
 Matewan Insurance
 and Investment, Inc.,
 differentiates our
 Company from many
 other banking
 competitors."

are presented in every area of the Company's operation. The merger of the offices into Matewan National Bank occurred in the latter part of the year. It is expected to yield positive benefits in 1998.

The third major initiative of the Company during the past year involved expanding the scope of our Insurance and Investment Division. The Company entered into an agreement with Acordia of West Virginia, Inc., which allows a subsidiary of Matewan BancShares to begin offering a complete line of personal and business insurance products throughout our markets in Virginia, Kentucky and West Virginia. The agreement was negotiated in April, but training and various organizational requirements were only completed in time for an October date to begin business. This relationship has been created to increase Matewan BancShares' product lines to include several credit-related products.

We expect that this new venture into insurance sales, coupled with a previously established investment sales department, will make a significant contribution to the non-interest revenue budgetary goals of our Company. Previously perceived lines that existed to differentiate the many different financial products and services are becoming increasingly blurred, and soon will be non-existent. Insurance and financial companies of all types are venturing into each other's lines of business. Our involvement in insurance and investments, through our subsidiary, Matewan Insurance and Investments, Inc., differentiates our Company from many other banking competitors.

The financial highlights for 1997 demonstrate that the growth and earnings strategy employed by the Company has been effective.

The assets of the Company grew over $17,000,000 from the end of 1996 to $644,858,000 at the end of 1997. The average balance of total assets increased from $561,337,000 during 1996 to $622,647,000 for the year 1997. The average balance of deposits grew during 1997 to $526,817,000 from the 1996 average balance of $469,364,000. The total of loans outstanding grew from a 1996 average balance of $339,865,000 to the 1997 average total balance of $381,216,000. The Company has demonstrated consistent growth in assets, deposits and equity since 1993. The five-year summary information provided in the Report portrays annualized average rates of growth since December 31, 1993 of 17 percent for both assets and deposits and 20 percent for loans outstanding.

Net income, before income taxes, totaled $10,110,000 for 1997 and was slightly down from the 1996 total of $10,169,000. The income comparisons reflect the impact of expenses associated with the expansion program. Net income for 1997 equaled $6,615,000 compared to $6,462,000 for 1996.

Net income available to common shareholders is calculated net of dividends paid on preferred stock. The total of dividends paid on preferred stock in 1997 was approximately $1,370,000 compared to $1,236,000 in 1996. This served to reduce net income available to common shareholders by $.375 per share in 1997 and $.3375 per share in 1996.

Obviously, the financial impact from paying dividends on preferred stock is significant to common shareholders. For this reason, the Company initiated a program in the second quarter to repurchase a portion of the preferred shares outstanding. This effort resulted in the Company repurchasing in excess of 176,000 shares which will positively impact common shareholders by $.09 per share in 1998.

Earnings per share available to common shareholders was $1.44 in 1997 versus $1.43 in 1996. Shareholders of common stock were paid dividends totaling $.48 per share in 1997 compared to $.44 in 1996, an increase of 9 percent. This is the fifth consecutive year that cash dividends to shareholders have been increased. The dividend paid for 1997 represents an increase of 70 percent over the 1993 dividend paid of $.28 per share.

Embodied in the financial section of this Report is an immense amount of detail on the financial structure of the Company as well as the performance measures for the year 1997 and previous periods. The following financial ratios and information, coupled with the growth

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

[PHOTOGRAPH OF DAN MOORE]

"Management is
 excited about the
 potential that
 exists for the
 company in 1998."


[MAP OF MARKETS]


and earnings information discussed on page 2, will provide a financial snapshot of the Company for its most current year.

The net interest margin remains strong for 1997 at 5.29 percent. However, this is down from the 1996 margin of 5.49 percent and the five-year average of 5.59 percent. Non-interest income to average assets has trended upward from the five-year low in 1993 of .73 percent to .86 percent in 1997. Non-interest expense to total assets has increased from the five-year low of 3.16 percent in 1992 to
3.55 percent in 1997.

The Company continues to maintain a strong capital position as the average level of shareholder equity has increased from the five-year low in 1993 of $36,271,000 to a high in 1997 of $66,552,000. The ending balance of shareholder equity was $65,763,000 and reflects the repurchase of nearly $5,324,000 of preferred and common stock which is now held as treasury stock.

Asset quality continues to be favorable as measured by net charge offs to average loans outstanding. This ratio is .81 percent for 1997 and was reduced from .89 percent in 1996. Non-performing loans decreased from 1.45 percent of outstanding loans in 1996 to 1.19 percent in 1997. Non-performing assets to total assets fell from 1.01 percent in 1996 to .89 percent in 1997.

The market value of the common stock would tend to indicate that the assessment by the investment community of the performance of the Company in 1997 has been favorable. The market value of the stock increased from a low of $16.50 per share in the first quarter of the year to a high in the fourth quarter of $26.50. The total common stock market capitalization value of the Company, in terms of year to year comparison, increased $22,600,000 during the year to a total of $90,400,000 on December 31, 1997.

Management is excited about the potential that exists for the Company in 1998. Our focus will continue to be on expanding our delivery system through new offices, particularly in our Kentucky and Virginia markets. Our strategy will continue to emphasize expansion that is tempered by our ability to generate revenues sufficient to mitigate any dilution of earnings and therefore will be governed by the overall earnings posture of the Company. At present, our plans include additional offices in Virginia and Kentucky during 1998. The first office to open in 1998 will be located in Tazewell, Virginia.

The Company is presently positioned and has sufficient resources and infrastructure to expand through acquisition. Opportunities for growth in our defined market area as well as in markets that are contiguous to our present market area will be considered.

We expect to remain focused on increasing non-interest revenue through the sale of insurance and investment products. The year 1998 will be the first full year of insurance sales, and we anticipate a successful year.

I will close by expressing my appreciation to our employees, shareholders and directors for your support of the Company. Our goal is to grow the franchise and to increase shareholder value. Our success will translate into benefits for our employees, the communities we serve, and our shareholders.


Sincerely,

/s/ Dan R. Moore

DAN R. MOORE

President and Chairman of the Board

[MAP AND PHOTOS OF SERVICE AREA]

ValueBanking

[MAP AND PHOTOS OF SERVICE AREA]

There's an exciting spirit pulsating across eastern Kentucky, southern West Virginia and southwestern Virginia. It's a renewed spirit of energy, growth and prosperity. The hardworking people of the Tri-State, along with our rich natural resources and well-traveled highways, are creating an attractive environment for commerce and tourism. At the heart of it all is Matewan BancShares. We're not just a participant in the region's success; we're continually setting the pace by providing technologically advanced financial services, such as full-service, 24-hour phone and PC banking... immediate account access from ATMs around the globe... comprehensive business banking, including cash management... insurance and investment services... and convenient in-store banking every day of the week. No wonder more and more individuals, families and businesses are turning to Matewan Banks for our unique brand of banking... ValueBanking. We stand alone in our market for growth, profitability and investment.

A Vibrant Part of an Expanding Market

Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

[PIE CHART OF
LOAN VOLUME BY STATE]

[PIE CHART OF
DEPOSIT CONCENTRATION
BY COUNTY]


INTRODUCTION

Matewan BancShares, Inc. (the Company) is a bank holding company headquartered in Williamson, West Virginia. The Company's subsidiaries consist of a commercial bank (Matewan National Bank or the "Bank"), a federally chartered "de novo" savings bank (Matewan Bank FSB or "FSB"), and a venture capital company (Matewan Venture Fund, Inc. or the "Fund"). The Company considers all of its principal business activities to be banking related. It identifies as its core market area the fifteen county region consisting of Mingo, Logan, Boone, Lincoln, and Wayne counties in West Virginia, Pike, Floyd, Johnson, Letcher, and Martin counties in Kentucky, and Buchanan, Tazewell, Wise, Washington, and Russell counties in Virginia. The Bank has 15 full service offices and one loan office providing services to customers in southern West Virginia, eastern Kentucky, and western Virginia. These locations include offices of the former Matewan National Bank/Kentucky (Kentucky) which was merged into the Bank in the third quarter of 1997. FSB, which is domiciled in Kentucky, presently has 6 offices in eastern Kentucky. It is authorized to engage in all permissable thrift related activities in any of its offices. The Fund was formed to develop new business, rehabilitate and expand existing businesses, and expand the economic stability of southern West Virginia. As of December 31, 1997, the Company had assets in excess of $644 million, total net loans in excess of $397 million, and total deposits in excess of $535 million.

The accompanying consolidated financial statements have been prepared by the management of the Company in conformity with generally accepted accounting principles. Financial information appearing throughout this annual report is consistent with that reported in the consolidated financial statements. The following is designed to assist readers of the consolidated financial statements in understanding the significant changes in the Company's financial condition and results of operations.

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

[GRAPH OF
NET INCOME]

[GRAPH OF
RETURN ON AVERAGE ASSETS]

[GRAPH OF
TOTAL ASSETS]


SUMMARY FINANCIAL RESULTS

The Company's net income for 1997 was approximately $6.615 million. Net earnings available to common shareholders, basic and diluted, was approximately $5.245 million. These numbers represent increases of approximately 2.4% and .3% from levels attained in the previous year. Net income available for common shareholders of $5.226 million in 1996 represents a nominal increase from the $5.220 million realized in 1995.

Company performance in 1997 was impacted by a tightening net interest margin, lower provisions for loan losses, and higher levels of both noninterest income and noninterest expenses. Net interest income for 1997 actually increased in terms of total volume by $1.957 million (7.1%). However, the actual net interest margin was 5.29% compared to 5.49% for 1996. The former margin represents the lowest in six years. Loan loss provision decreased $336 thousand (11.4%) in 1997 from 1996 levels. Noninterest income increased by $667 thousand (14.1%) in 1997 over 1996. However, the combination of lower loan loss provisions and higher levels of noninterest income experienced in 1997 were not nearly enough to offset increases in noninterest expense of approximately $3.019 million (15.8%) incurred in 1997. Some of the 1997 increases in both noninterest income and noninterest expenses recognize that operations acquired in the Kentucky purchase provided twelve months worth of contribution in 1997 versus slightly over nine months worth in 1996. Likewise, costs incurred by the Company to finance the acquisition including amortization of goodwill, experienced twelve months of activity in 1997 compared to nine months in 1996. Company net income levels for 1997 represent record levels for earnings in terms of absolute dollars.

Company performance in 1996 was significantly impacted by both the acquisition and absorption of Kentucky and the completion of a preferred stock offering in the first quarter of the year. Company performance in 1996 was largely a function of the increases experienced over the prior year in net interest margin ($7.717 million or 38.9%) and non interest income ($1.397 million or 42.3%) more than compensating for the increases experienced over the prior year relative to loan loss provision ($1.037 million or 54.4%), non interest expenses ($6.111 million or 47.0%), and income tax expense ($724 thousand or 24.3%). Net interest margin for 1996 was 5.49% versus 5.78% for 1995.

Return on average assets (ROA) measures how effectively the Company utilizes its assets to produce its net income. The Company's ROA for 1997 was 1.06% compared to 1.15% for 1996, and 1.38% for 1995. Return on average equity (ROE) reveals how much income is earned in relation to the equity of the Company. The Company's 1997 ROE was 9.94% compared to 10.37% in 1996 and 12.09% in 1995. The relative declines over this three year period are more a function of the Company's capital structure than any significant weakness in earnings. As can be seen, ROE will fluctuate with earnings, however, ROE will not fluctuate proportionally with net income due to changes in the equity structure of the Company. It has been the Company's policy to retain a substantial portion of earnings to help fund the growth the Company is experiencing and fund future expansion. In addition, the impact of acquiring and absorbing Kentucky into the Company has not yet had a positive impact on ROA and ROE calculations. The Company's approximately $5.324 million repurchase of its outstanding common and preferred shares in 1997 has not produced the beneficial financial statement impact on average equity that would be realized over the course of a full year.

Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Table I represents a summary of certain financial data of the Company.

Table I. Five Year Selected Financial Summary
--------------------------------------------------------------------------------
(Dollars in Thousands)

                                                                    Years ended December 31
                                                      1997        1996        1995        1994        1993
                                                  -----------------------------------------------------------
Period end balances:
 Total assets.................................... $644,858    $627,186    $401,034    $371,410    $342,949
 Total earning assets............................  582,798     553,743     357,237     332,371     309,627
 Total deposits..................................  535,274     523,308     334,387     310,647     291,153
 Shareholders' equity............................   65,763      67,578      45,817      41,803      38,032

Income for the period:
 Total interest income...........................   51,997      46,384      32,442      28,524      27,428
 Total interest expense..........................   22,525      18,869      12,644      10,543       9,774
 Net interest income.............................   29,472      27,515      19,798      17,981      17,654
 Provision for loan losses.......................    2,609       2,945       1,908       1,643       1,285
 Noninterest income..............................    5,366       4,699       3,302       2,802       2,395
 Noninterest expense.............................   22,119      19,100      12,989      11,259      10,372
 Net income before taxes.........................   10,110      10,169       8,203       7,881       8,392
 Applicable income taxes.........................    3,495       3,707       2,983       2,876       3,269
 Net income......................................    6,615       6,462       5,220       5,005       5,123
 Net income available to common
  shareholders...................................    5,245       5,226       5,220       5,005       5,123

Per share data:
 Net income available to common
  shareholders, basic & diluted.................. $   1.44    $   1.43    $   1.42    $   1.36    $   1.40
 Common shareholders' equity.....................    14.35       13.44       12.49       11.40       10.37
 Common cash dividends...........................      .48         .44         .38         .31         .28
 Preferred cash dividends........................     1.88        1.54          --          --          --

Key performance ratios:
 Net income to:
  Average assets.................................     1.06%       1.15%       1.38%       1.40%       1.56%
  Average shareholders' equity...................     9.94       10.37       12.09       12.39       14.12
 Average shareholders'equity to
  average assets.................................    10.69       11.10       11.40       11.27       11.07
 Net interest margin.............................     5.29        5.49        5.78        5.53        5.88
 Noninterest income to average assets............      .86         .84         .87         .78         .73
 Noninterest expense to average assets...........     3.55        3.40        3.43        3.14        3.16
 Efficiency ratio................................    63.49       59.29       56.23       54.17       51.73

Risk-based capital measures:
 Tier 1 risk-based ratio.........................    13.16%      13.87%      17.89%      17.98%      17.63%
 Total risk-based ratio..........................    14.41       15.63       19.09       19.23       18.88
 Leverage capital ratio..........................     8.47        9.64       11.64       10.76       10.49

Other significant measures:
 Dividend payout.................................    33.03%      30.85%      26.82%      22.82%      20.34%
 Percent change in dividend......................     9.09       15.79       22.59        9.60
 Percent change in net income....................     2.40         .11        4.30       (2.30)       1.18
 Percent change in total asset...................     2.81       56.39        7.98        8.30        4.19
 Equity growth...................................    (2.68)      47.50        9.60        9.92       12.02

Asset quality:
 Net charge-offs to average
  loans outstanding..............................      .81%        .89%        .84%        .82%        .44%
 Non-performing loans to total
  year end loans.................................     1.19        1.45        1.14        1.08         .65
 Non-performing assets to total
  year end assets................................      .89        1.01         .78         .67         .42
 Allowance for loan losses to total
  year end loans.................................     1.36        1.59        1.28        1.35        1.49
 Allowance for loan losses to
  non-performing loans...........................   114.65      109.63      113.78      125.14      230.79

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

Average Balance Sheets
--------------------------------------------------------------------------------
(Dollars in Thousands)

                                                      1997       1996       1995       1994       1993
                                                 -------------------------------------------------------
Assets:
Cash and due from banks.........................  $ 22,108   $ 22,189   $ 17,391   $ 16,891   $ 12,555
Interest bearing deposits.......................     1,643      2,948        683      3,584        209
Investment securities...........................   153,096    140,354    108,634    104,686    106,122
Federal funds sold..............................    21,419     18,439     11,613     13,710     11,723
Loans net.......................................   381,216    339,865    221,844    203,278    181,996
Bank premises & equipment.......................    20,350     18,346      9,412      8,364      7,139
Other assets....................................    22,815     19,196      9,156      8,161      7,985
                                                 -------------------------------------------------------
Total Assets....................................  $622,647   $561,337   $378,733   $358,674   $327,729
                                                 =======================================================

Liabilities and Shareholders' Equity:
Deposits:
 Transaction accounts...........................  $148,931   $130,187   $ 83,135   $ 82,048   $ 74,280
 Savings deposits...............................    76,510     76,906     52,624     52,551     43,947
 Time deposits..................................   301,376    262,271    180,518    168,162    163,067
 Borrowed funds.................................    22,116     23,119     15,885     13,098      7,706
Accrued liabilities & other.....................     7,162      6,533      3,392      2,404      2,458
                                                 -------------------------------------------------------
Total liabilities...............................   556,095    499,016    335,554    318,263    291,458
Shareholders' equity............................    66,552     62,321     43,179     40,411     36,271
                                                 -------------------------------------------------------
Total Liabilities & Shareholders' Equity........  $622,647   $561,337   $378,733   $358,674   $327,729
                                                 =======================================================

See the discussion of acquisition activity for matters that affect the comparability of the above information.

[GRAPH OF
EARNINGS PER SHARE
BASIC AND DILUTED]


Table I portrays consistent growth in both total assets and equity from 1993 through 1997. This growth can be attributed to the management plan that has systematically produced expansions and acquisitions in the market area in which the Company operates. In 1994, the Company formed a "de novo" thrift subsidiary, and opened two offices in Pikeville, Kentucky and Paintsville, Kentucky. In 1995, FSB opened two more offices located in supermarkets in Pikeville and Goody, Kentucky. In 1996, FSB opened offices in Prestonsburg and Whitesburg, Kentucky and Richlands and Abingdon, Virginia. In addition, in the first quarter of 1996, the Company consummated the purchase of Kentucky, providing an additional four offices in Pike County, Kentucky. In 1997, with true interstate banking a viable option for offices in the Company's market area, Kentucky was merged into the Bank and the Virginia offices of FSB were converted to offices of the Bank. The Bank also opened two additional supermarket branch offices in Lebanon and Vansant, Virginia. These acquisitions, expansions, and increased market penetration in the Company's core market area have accounted for this five year growth.

Table I also depicts that pretax income declined .58% and aftertax income experienced growth of approximately 2.37% in 1996. Earnings available for common shareholders increased .36% in 1997. One of management's goals in the 1996 acquisition of Kentucky was for the acquisition to be accretive to the common shareholders of the Company. This goal was realized in terms of earnings per share measures. Company performance for 1997 remained accretive to common shareholders. Earnings per share available to common shareholders of $1.44, both basic and diluted, represents a $.01 increase over the comparable prior year measure. Actual dollar level for earnings available to common shareholders of $5.245 million represents a new

Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

[GRAPH OF
BOOK VALUE PER SHARE]

[GRAPH OF
DIVIDENDS PER SHARE]

[GRAPH OF
DIVIDEND DATA]


record for the Company. Net earnings for 1996 experienced 23.97% and 23.79% increases for pretax and aftertax levels, respectively. In terms of earnings per share, this represents a $.01 increase in the current year, following a $.06 increase in 1995. Comparable changes for 1994 and 1993 were a decline of $.04 and an increase of $.02, respectively. Over the past five years, book value per common share has increased steadily from a level of $10.37 per share in 1993 to $14.35 at the end of 1997.

Management is not aware of any trends, events, or uncertainties, either favorable or unfavorable, that are reasonably likely to have a material effect on the Company's liquidity, capital resources, or results of operations. There are no current recommendations by regulatory authorities which, if implemented, would have a material effect on the Company. The Company has no outstanding loans that have been classified for regulatory purposes as loss, doubtful substandard, or special mention that result from trends or uncertainties which management reasonably expects to materially impact future operating results, liquidity, or capital resources.

Market for Company's Stock

The Company's common stock (symbol: MATE) is listed for trading on the National Association of Securities Dealers Automated Quotation System National Market System. Prior to its listing on June 1, 1994, there existed no trading market for the Company's common stock.

In March of 1996, the Company successfully completed an offering for a new class of 7.5% Cumulative Convertible Preferred Stock, Series A. Concurrent with this closing and the subsequent exercise of the underwriter's overallotment option, the Company issued 805 thousand shares of preferred stock generating a capital infusion of approximately $18.396 million, representing the net proceeds. The Company's new class of preferred stock is currently traded on the National Association of Securities Dealers Automated Quotation System Small-Cap Market under the symbol MATEP.

The following table sets forth the high and low sales prices of common stock for each quarterly period during 1997 and 1996 as reported by the National Association of Securities Dealers, Inc.

                                        1997                     1996
                              ------------------------  ------------------------
                               High    Low    Dividend   High    Low    Dividend
                              ------------------------  ------------------------
Fourth Quarter..............  $26.50  $22.00      $.12  $18.50  $17.00      $.12
Third Quarter...............   25.50   19.50       .12   18.75   16.00       .12
Second Quarter..............   20.00   17.75       .12   19.00   16.25       .10
First Quarter...............   19.25   16.50       .12   21.50   18.00       .10


The following table sets forth the high and low sales prices of preferred stock for each quarterly period during 1997 and 1996 as reported by the National Association of Securities Dealers, Inc.

                                        1997                      1996
                              ------------------------  ------------------------
                               High    Low    Dividend   High    Low    Dividend
                              ------------------------  ------------------------
Fourth Quarter..............  $27.75  $26.00      $.47  $25.75  $24.25      $.47
Third Quarter...............   28.00   26.25       .47   26.00   24.00       .47
Second Quarter..............   27.25   24.25       .47   26.25   24.00       .47
First Quarter...............   25.25   24.25       .47   26.00   25.00       .14


Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

As of January 31, 1997, there were 673 holders of record of the Company's stock and 67 holders of record of the Company's preferred stock.

The Company currently intends to pay regular quarterly cash dividends on its common stock, subject to the Company's needs for funds. However, the Company's dividend policy is subject to the discretion of the Board of Directors. In determining whether to continue such dividend payments and in establishing the amount of any dividends to be paid, the Board will consider the Company's earnings, capital requirements and financial condition, prospects for future earnings, federal economic and regulatory policies, general business conditions and other relevant factors, certain of which are beyond the control of the Company.

On January 14, 1997, the Company's Board of Directors authorized the repurchase of its 7.5% Cumulative Convertible Preferred Stock, Series A for an amount of up to $3.0 million. In April, 1997, the Board authorized the repurchase of 114,500 shares of the Preferred Stock via a tender offer to be issued in the second quarter and subsequent repurchase of another 120,000 shares via open market transactions subsequent to consummation of all tender offer transactions. To this end, on April 30, 1997, the Company filed a Schedule 13E-4 with the Securities and Exchange Commission for the purpose of issuing a tender offer to holders of its Preferred Stock to repurchase the 114,500 shares at a price to be determined via the offering, but in no event to be less than $24.00 or greater than $26.50 per share. The Company subsequently filed an amended Schedule 13E-4 to extend the original tender offer another ten days. On June 13, the Company closed the tender offer and repurchased 39,042 shares of preferred stock for approximately $1.035 million. Subsequently, the Company repurchased another 137,000 shares for approximately $3.755 million in privately negotiated transactions.

On January 10, 1995, the Company's Board of Directors authorized the repurchase of up to 100,000 shares of its common stock. Purchases may be made from time to time, subject to regulatory requirements, in the open market or in privately negotiated transactions. Purchased shares may be used from time to time for various corporate purposes.

EXPANSION ACTIVITY

On September 28, 1995, the Company entered into a definitive agreement (Agreement) with Banc One Corporation and Banc One Kentucky Corporation under which the Company agreed to purchase from Banc One Kentucky Corporation one hundred percent (100%) of the voting stock of the Bank One, Pikeville N.A. ("Pikeville") franchise, subject to the appropriate regulatory approvals. Consummation of this transaction occurred March 15, 1996, using the purchase method of accounting. On March 18, 1996, Pikeville resumed operations as Matewan National Bank/Kentucky ("Kentucky") adding total assets of approximately $204 million and deposits of approximately $183 million to the consolidated totals of the Company. Kentucky contributed approximately 84% of the growth experienced by the Company in 1996 and 29% of its consolidated net income. Kentucky was subsequently merged into the Bank in September of 1997.

On January 3, 1994, the Company contributed capital of $4 million to form FSB, a wholly-owned federal savings bank subsidiary of the Company. FSB commenced operations on the same date. Its business volume comprised approximately 12.92% of Company business volume in 1997 compared to approximately 10.15% overall business volume in 1996.

Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

FSB contributed approximately 9% and 6% of the Company's consolidated net income for the years 1997 and 1996, respectively.

FINANCIAL CONDITION

The Company's primary sources of revenue are generated by its earning assets, while its primary expenses are incurred by the funding of these assets with various interest bearing liabilities. Following is a discussion of earning assets and interest bearing liabilities for the three years in the period ended December 31, 1997.

Average earning assets increased $55.768 million or 11.1% in 1997 over 1996. Inclusion of Kentucky operations for the full twelve months in 1997 versus inclusion for nine and one-half months in the prior year accounted for approximately 25% of the increase with core growth in the Company's market area accounting for the remainder. Average net loans increased approximately $41.351 million (12.2%) and average investment securities increased approximately $12.742 million (9.1%) over the same period in 1996. Average interest bearing deposits decreased approximately $1.305 million (44.3%) and average federal funds sold increased approximately $2.980 million (16.2%) for 1997 versus 1996.

Average earning assets increased approximately $158.832 million or 46.3% in 1996 over 1995. Consolidation of Kentucky's average asset balances for the nine and one-half month period that it was an affiliate of the Company accounted for approximately 87.4% of the increase. Average net loans outstanding increased approximately $118.021 million (53.2%, of which 80.5% was attributable to Kentucky) while average investment securities volume increased approximately $31.72 million (29.2%, nearly all attributable to Kentucky) and average interest bearing deposits increased approximately $2.265 million (331.6%). Average federal funds sold increased approximately $6.8 million (58.8%).

Average interest bearing liabilities are the primary source of funds that support the Company's earning assets. In 1997, average interest bearing liabilities increased approxi-mately $50.376 million (11.7%). Average transaction accounts increased approximately $18.744 million (14.4%), average savings deposits decreased $.396 million (.5%), average time deposits increased $39.105 million (14.9%), and average purchased funds, primarily commercial repurchase agreements, decreased approximately $1.003 million (4.3%) in 1997 versus 1996.

In 1996, average interest bearing liabilities increased approximately $140.916 million (48.8%). Average transaction accounts increased approximately $28.768 million (79.7%), average savings deposits increased $24.197 million (45.9%), average time deposits increased $80.718 million (44.5%), and average purchased funds, primarily commercial repurchase agreements, increased approximately $7.234 million (45.5%) in 1996 over 1995. Most of the increases were attributable to Kentucky.

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

TABLE II. Analysis of Earning Assets and Interest Bearing Liabilities (Dollars in Thousands)


Assets
                                                    Year Ended                       Year Ended                  Year Ended
                                                 December 31, 1997                December 31, 1996           December 31, 1995
                                           ------------------------------  -----------------------------  --------------------------
Earning Assets:                            Average               Yield      Average              Yield    Average             Yield
Loans                                      Balance   Interest     Rate      Balance   Interest    Rate    Balance   Interest  Rate
                                           ------------------------------  -----------------------------  --------------------------
Commercial                                 $110,167   $11,245      10.21%   $ 95,230   $10,158    10.67%  $ 65,091   $ 6,851  10.53%

 Real estate..............................  148,007    15,086      10.19     130,139    13,403    10.30     80,683     8,470  10.50
 Consumer.................................  123,042    14,815      12.04     114,496    13,022    11.37     76,070    10,003  13.15
                                           ------------------------------  -----------------------------  --------------------------
Total loans...............................  381,216    41,146      10.79     339,865    36,583    10.76    221,844    25,324  11.42
Securities
 Taxable..................................  143,189     9,158       6.40     132,317     8,248     6.23    106,138     6,272   5.91
 Tax exempt...............................    9,907       528       5.33       8,037       419     5.21      2,496       146   5.85
                                           ------------------------------  -----------------------------  --------------------------
Total securities..........................  153,096     9,686       6.33     140,354     8,667     6.18    108,634     6,418   5.91
Federal funds sold........................   21,419     1,077       5.03      18,439       994     5.39     11,613       660   5.68
Interest bearing deposits
 in banks.................................    1,643        88       5.36       2,948       140     4.75        683        40   5.86
                                           ------------------------------  -----------------------------  --------------------------
Total earnings assets.....................  557,374   $51,997       9.33%    501,606   $46,384     9.25%   342,774   $32,442   9.46%
                                                      ===================              =================             ===============

Non-earning assets:
 Other assets.............................   65,273                           59,731                        35,959
                                           ---------                        ---------                     ---------
Total assets.............................. $622,647                         $561,337                      $378,733
                                           =========                        =========                     =========

Nonaccrual loans are included in average balances.
Yields on tax exempt securities are on a pretax basis and do not represent tax equivalent yields.


Liabilities and Shareholders' Equity

                                                    Year Ended                       Year Ended                  Year Ended
                                                 December 31, 1997                December 31, 1996           December 31, 1995
                                           ------------------------------  -----------------------------  --------------------------
                                           Average                Cost      Average               Cost    Average             Cost
Interest Bearing Liabilities:              Balance   Interest     Rate      Balance   Interest    Rate    Balance   Interest  Rate
                                           ------------------------------  -----------------------------  --------------------------
 Transaction accounts..................... $ 79,719   $ 2,848       3.57%   $ 67,256   $ 2,217     3.30%  $ 38,488   $ 1,185   3.08%

 Savings deposits.........................   76,510     2,307       3.02      76,906     2,321     3.02     52,709     1,770   3.36
 Time deposits............................  301,376    16,221       5.38     262,271    13,337     5.09    181.554     9,112   5.02
 Purchased funds..........................   22,116     1,149       5.20      23,119       994     4.30     15,885       577   3.63
                                           ------------------------------  -----------------------------  --------------------------
Total interest bearing liabilities........  479,721    22,525       4.70     429,552    18,869     4.39    288,636    12,644   4.38
                                                      -------------------              -----------------             ---------------


Noninterest bearing
liabilities and capital:
 Demand deposits..........................   69,212                           62,931                        43,526
 Accrued expenses and other...............    7,162                            6,533                         3,392
 Total shareholders' equity...............   66,552                           62,321                        43,179
                                           ---------                        ---------                     ---------
Total noninterest bearing liabilities
 and capital..............................  142,926                          131,785                        90,097
                                           ---------                        ---------                     ---------
Total liabilities and capital............. $622,647                         $561,337                      $378,733
                                           =========                        =========                     =========
Net interest income.......................            $29,472                          $27,515                       $19,798
                                                      ========                         ========                      ========
Spread....................................                          4.63%                          4.86%                       5.08%
                                                                   ======                         ======                      ======
Net interest margin.......................                          5.29%                          5.49%                       5.78%
                                                                   ======                         ======                      ======



Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

[GRAPH OF
LOANS OUTSTANDING]

[PIE CHART OF
LOAN PORTFOLIO DISTRIBUTION]

[PIE CHART OF
LOAN PORTFOLIO DISTRIBUTION
BY COLLATERAL]


LOAN PORTFOLIO

The Company offers a variety of lending services, including commercial and financial, real estate and consumer loans. The Company, similar to other financial institutions, also offers off-balance sheet instruments to its customers to aid them in meeting their requirements for liquidity, credit enhancement, and interest rate protection.

The Company's philosophy with regard to the lending function is to maintain a strategic asset mix wherein the loan portfolio represents approximately sixty-five percent (65%) of the Company's total assets and a loan to deposit ratio of seventy-five percent (75%). More specifically, the targeted mix of the loan portfolio is equally distributed towards the real estate, commercial, and consumer categories. At December 31, 1997, the actual distribution was 39% real estate, 33% consumer, and 28% commercial. The comparable distributions at December 31, 1996 were not significantly different. The primary focus for all categories of lending is the fifteen county market area in southern West Virginia, eastern Kentucky, and western Virginia that the Company has identified as its core market.

By definition, credit concentrations consist of direct, indirect, or contingent liabilities exceeding twenty five percent (25%) of the Company's capital base. Concentrations are considered to involve a single borrower, an affiliated borrower, a group of borrowers engaged in or dependent on a single industry, or a group of borrowers with similar credit categorizations. The Company has no foreign loans or loan concentrations to individual or related borrowers which exceed 10% of total loans. By definition, two major types of concentrations exist for the Company: (i) those delineated by loan category and (ii) that of a single industry concentration. Loan categories having in excess of twenty-five percent (25%) of the Company's capital base are (i) those secured by one to four family residences, (ii) those secured by automobiles, (iii) those secured by commercial real estate and equipment, and (iv) those characterized as unsecured consumer loans. The other type of concentration relates to the general overall reliance on the coal industry prevalent throughout the Company's market area. Given the market area's dependence on this industry, the Company's avoidance of concentration is neither likely nor practical.

Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their obligations is dependent upon the coal industry. Accordingly, a downturn in the coal industry could impact the value of collateral held as security for the loan portfolio and the ability of the borrowers to repay in accordance with original terms. The Company attempts to diversify this particular concentration somewhat by (i) avoiding concentration of, or reliance on, one company or one company and its employees, suppliers, or independent coal operators or contractors, (ii) spreading the commercial portfolio throughout its market area in southern West Virginia, eastern Kentucky and western Virginia, and (iii) engaging in business involving different coal companies and different types of coal. Historically, management has closely monitored coal related credits and has been successful in limiting credit exposure during times of downward economic trends in the industry. The direct coal related credits in the Company's loan portfolio actually represents less than 5% of the total net portfolio.

The majority of loans outstanding are collateralized by real estate, commercial equipment, and personal consumer goods. At December 31, 1997, one to four family residential real estate

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

secured approximately 36% of the net loan portfolio, commercial equipment and vehicles secured approximately 6%, automobiles secured approximately 18%, and commercial real estate secured approximately 13%. Principally all of the commercial real estate securing the loans noted above is within the market area served by the Company, where such real estate values have not been significantly affected by the significant fluctuations which have caused the collateral value problems in other regions of the country. No other individual category makes up 10% or more of the loan portfolio.

Real estate loans represent the largest component of the Company's loan portfolio. The majority of real estate loans outstanding in terms of both dollar volume and number of loans have been made within the identified core market area of the Company. One to four family residential real estate represents most of the collateral for this category. Company loan policy maintains uniform and minimum standards for determining creditworthiness of potential real estate borrowers, requiring conformity to FNMA and FHLMC standard requirements, including debt/worth and loan/appraised value ratios. Maximum allowable levels for loan/value ratios for the most prevalent types of real estate lending are eighty percent (80%) for one to four family residences, seventy-five percent (75%) for land development, and sixty-five percent (65%) for raw, unimproved residential land. In addition, minimum standard parameters regarding down payment, loan term, and risk-based determined loan rates are employed by the Company.

Consumer loans represent the second largest component of the Company's loan portfolio in terms of dollar volume. The majority of the Company's consumer loans have been made within the Company's core market area. Automobile loans comprise the largest single type of consumer credit category, approximating one-half of the total consumer portfolio. Loan policy mandates minimum underwriting standards depending on the nature of credit involved, including the applicant's employment history, disposable income and debt/income ratios, net worth, credit scores, downpayment requirements, loan terms, and collateral. While Company policy emphasizes secured lending, unsecured consumer credits within established guidelines is permitted by policy.

Commercial loans represent both the smallest component of the Company's loan portfolio and the largest and most concentrated risks found therein. In terms of geographic concentration, the majority of the dollar volume of outstanding loans in this portfolio category have been made within the Company's core market area. The majority of the loans in this category are collateralized with either coal mining equipment and/or coal trucks or other commercial real estate or equipment. Minimum commercial loan underwriting and documentation standards include, among other requirements, current financial information, demonstration of adequate cash flow, adequate and perfected lien positions, and sufficient collateral coverage and insurance. Minimum standards similarly exist for downpayment and/or equity coverage, loan term, and risk-based interest rate determination - all dependent on the nature and type of credit involved. Loan policy prescribes for the most part variable rate pricing of some predetermined and prominently recognized index - usually Wall Street Journal Prime.

The population of the fifteen county core market area declined substantially during the decade of 1980 to 1990, before reversing course in the early 1990s. Total households, which tend to be larger in this market than most national averages, similarly fell over the same time period,

Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

although not as drastically as population readings would suggest. A majority of these households (approximately 70%) own their domiciles which have a median dwelling value in excess of $40 thousand. Median household income for the area is just below $19 thousand, with approximately forty percent (40%) of the households having incomes in excess of $25 thousand. As the Company has expanded its market area and locations over the last several years, it has tended to find that its newer markets possess demographic profiles well above these levels. Mining, of course, remains the dominant industry in the local economy, however, the dominant employers in the market are, in no particular order, education, government services, and health care services. Blue collar occupations dominate most employment readings representing over fifty percent (50%) of the work force. It is important to reiterate that the single most powerful industrial factor operating in the core market area relates to the dependence directly and indirectly on the coal industry. The following table shows the composition of the Company's loan portfolio:

TABLE III. Consolidated Summary of Loans
--------------------------------------------------------------------------------


(Dollars in Thousands)                        Years ended December 31
                                    1997      1996      1995      1994      1993
                                  -------------------------------------------------
Commercial loans................. $118,999  $108,240  $ 63,581  $ 64,821  $ 69,372
Real estate loans................  157,290   144,693    88,197    76,908    66,638
Consumer loans...................  127,365   125,163    80,796    77,564    65,107
                                  -------------------------------------------------
Subtotal.........................  403,654   378,096   232,574   219,293   201,117
Less: Unearned income............      543     1,309     1,033     1,617     2,303
                                  -------------------------------------------------
Subtotal.........................  403,111   376,787   231,541   217,676   198,814
Less: Reserve for loan losses....    5,478     5,986     2,973     2,932     2,961
                                  -------------------------------------------------
Net loans........................ $397,633  $370,801  $228,568  $214,744  $195,853
                                  =================================================

At December 31, 1997, net loans approximated $398 million as compared to $371 million on December 31, 1996. Real estate loans increased approximately $12.6 million (8.7%). Consumer loans increased approximately $2.2 million (1.8%). Commercial loans increased approximately $10.8 million or 9.9%. Growth in all loan categories represents normal core business growth within the Company's defined market area.

At December 31, 1996, net loans approximated $371 million as compared to $228 million on December 31, 1995. Real estate loans increased approximately $56.5 million (64.1%). Approximately 80% or $45.2 million of this increase could be attributed to Kentucky. Consumer loans increased approximately $44.4 million, of which approximately $35 million or 78.8% of the increase could be attributed to Kentucky. Commercial loans increased approximately $43.4 million or 68.2%. Kentucky accounted for approximately $34.5 million or 79% of the increase in volume.

As Table III illustrates, the Company has a relatively balanced loan portfolio with increasing emphasis being placed on the commercial and real estate markets. The maturity distribution of the Company's gross loans at December 31, 1997 is summarized as follows in Table IV:

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

[GRAPH OF
LOAN COVERAGE]


TABLE IV.  Remaining Maturities of Loans
--------------------------------------------------------------------------------
(Dollars in Thousands)

                                  Balance                         After
                                December 31  One Year   1 To 5     Five
                                    1997     Or Less    Years     Years
                                -----------------------------------------
Commercial loans...............   $118,999  $ 85,062  $ 31,552  $ 2,385
Real estate loans..............    157,290    56,553    86,138   14,599
Consumer loans.................    127,365    47,268    71,920    8,177
                                -----------------------------------------
Total loans....................   $403,654  $188,883  $189,610  $25,161
                                =========================================
Loans due after one year:
 With floating rates...........   $  5,519
                                ===========
 With predetermined rates......   $209,252
                                ===========

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries are credited to the allowance. On January 1, 1995, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by FASB Statement No. 118. Under this standard, the allowance for loan losses related to loans that are identified for evaluation in accordance with Statement 114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Prior to 1995, the allowance for loan losses related to these loans was based on undiscounted cash flows or the fair value of collateral for collateral dependent loans. The adoption of this pronouncement did not materially impact the Company's financial statements, accounting policies, non-performing loans, or determination of the adequacy of the allowance for loan losses.

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

The allowance for loan losses is based upon senior management's review of the loan portfolio, historical charge-off experience, composition of the loan portfolio, loan volume, current economic conditions and other relevant factors. For a given period, the provision for loan losses, less net charge-offs, comprises the allowance for loan losses for that period. In management's judgement, the allowance for loan losses is maintained at a level adequate to absorb potential losses on existing loans and loan commitments.

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

The allowance for loan losses at December 31, 1997 was approximately $5.478 million compared to approximately $5.986 million in 1996, a decline of approximately $.508 million or 8.5%. The ratio of net charge-offs to average net loans was .81% in 1997 as compared to .89% in 1996. The ratio of allowance for loan losses to non-performing loans, the "coverage ratio," provides a quantifiable estimate of the coverage available in the loan loss allowance towards problem credits. The coverage ratio was 114.65% and 109.64% for the years 1997 and 1996, respectively. The ratio of non-performing loans to total year end loans were 1.19% and 1.45% for 1997 and 1996, respectively. The ratio of loan loss provision to net charge-offs was 83.7% and 95.5% for 1997 and 1996, respectively.

Management aggressivelly pursues problem credits in all segments of its portfolio, and maintains a comprehensive program of restructuring or disposing of problem loans. At the implementation of this program, management recognized that the adoption of such an aggressive posture would entail having to absorb some charges to the loan loss allowance that could, at least initially, be of a substantially heavier volume than historical comparisons would suggest. Management also recognized that dealing with some of these problem credits in this aggressive manner would result in some credits becoming classified assets and being reported as classified assets that in prior years would not have been recognized as such. Accordingly, non-performing levels were anticipated to be much heavier than prior period comparisons would indicate, although it was the opinion of management that these higher levels of non-performing loans did not contain an additional proportionate level of credit exposure. Management further recognized that these anticipated charges and reclassifications would be occurring in a period of time in which normal and continuing provisions to loan loss allowance to reflect and to cover current period loan activity would also have to be made. In connection with the acquisition of Kentucky in 1996, problem credits and related allowance for loan losses increased and higher charge-offs were incurred in both 1996 and 1997 as these credits have been subjected to continuous management attention. Management determined at the outset that (i) there existed sufficient coverage in the loan loss allowance at that time to absorb the effect of anticipated higher charge-offs without any accompanying increase in the provision and (ii) on an ongoing basis, provisions to loan loss allowance would continue to be made to reflect any additional exposure to the loan portfolio. Management further maintained its vigilant and aggressive approach towards identifying, monitoring, and treating problem credits, both actual and anticipated.

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

The following tables show the analysis of the allowance for loan losses and the allocation of allowance for loan losses:

TABLE V.  Analysis of Allowance for Loan Losses
--------------------------------------------------------------------------------
(Dollars in Thousands)

                                                                                   Year Ended December 31
                                                                    1997        1996        1995        1994        1993
                                                                ----------------------------------------------------------
Amount of loans outstanding at end of year..................... $403,111    $376,787    $231,541    $217,676    $198,814
                                                                ==========================================================
Daily average amount of loans.................................. $386,502    $345,062    $221,844    $203,278    $181,996
                                                                ==========================================================
Balance of allowance for loan losses at beginning of year...... $  5,986    $  2,973    $  2,932    $  2,961    $  2,470
Loans charged off:
 Commercial....................................................      438         436         533         854         318
 Consumer......................................................    3,391       2,996       1,724       1,205         804
 Real estate...................................................      312         306         137          69          92
                                                                ----------------------------------------------------------
Total loans charged off........................................    4,141       3,738       2,394       2,128       1,214
Recoveries of loans previously charged off:
 Commercial....................................................      102         142         104         107         156
 Consumer......................................................      766         492         411         294         228
 Real estate...................................................      156          20          12          55          36
                                                                ----------------------------------------------------------
Total recoveries...............................................    1,024         654         527         456         420
                                                                ----------------------------------------------------------
Net loans charged off..........................................    3,117       3,084       1,867       1,672         794
Additions to allowance:
 Charged to expense............................................    2,609       2,945       1,908       1,643       1,285
 Incidental to acquisition.....................................                3,152
                                                                ----------------------------------------------------------
Balance at end of year.........................................  $ 5,478    $  5,986    $  2,973    $  2,932    $  2,961
                                                                ==========================================================
Ratio of net charge-offs during year to average loans..........     0.81%       0.89%       0.84%       0.82%       0.44%
                                                                ==========================================================
Ratio of loan loss provision to net charge-offs................     83.7%       95.5%      102.2%       98.3%      161.8%
                                                                ==========================================================
Ratio of allowance for loan losses to non-performing loans.....    114.7%      109.6%      113.8%      125.1%      230.8%
                                                                ==========================================================


TABLE VI. Allocation of Allowance for Loan Losses
--------------------------------------------------------------------------------
(Dollars in Thousands)

                                                                 Year Ended December 31
                              1997                  1996                  1995                  1994                  1993
                     Allocation  Category  Allocation  Category  Allocation  Category  Allocation  Category  Allocation  Category
                        of        as a %      of        as a %      of         as a %     of        as a %      of        as a %
                     Allowance   of Loans  Allowance   of Loans  Allowance   of Loans  Allowance   of Loans  Allowance   of Loans
Commercial.........  $1,933        29.4%    $1,996       28.6%    $  955        27.3%   $  2,106      29.5%   $  2,150      34.5%
Real estate........     901        39.0      1,141       38.3        638        37.9         210      35.1         305      33.1
Consumer...........   2,644        31.6      2,849       33.1      1,380        34.8         616      35.4         506      32.4
                     ------------------------------------------------------------------------------------------------------------
                     $5,478       100.0%    $5,986      100.0%    $2,973       100.0%   $  2,932     100.0%   $  2,961     100.0%
                     ============================================================================================================

CONSOLIDATED SUMMARY OF NON-PERFORMING ASSETS

Non-performing assets consist of nonaccrual loans, loans more than ninety days past due, and other real estate owned.

At December 31, 1997, non-performing assets declined by approximately $.618 million from prior year levels, or approximately 9.7%, to .88% of total assets as compared to 1.01% of total assets at December 31, 1996. The decrease was attributable to a combination of management's increasingly aggressive posture in dealing with problem credits, the desire for a conservatively valued loan portfolio, and overall collection efforts. Management continues to vigilantly

Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

monitor these types of assets to evaluate, control, and insure that their ultimate disposition does not have a material negative impact on the Company's financial position. Of the loans held in nonaccrual status in 1997, if interest had been accrued on these loans based upon their original terms, income before taxes would have increased by approximately $499 thousand. A total of approximately $143 thousand in interest was actually received on these accounts.

Other real estate owned, which is recorded at the lower of cost or market, represents the real estate of which the Company has taken ownership in full or partial satisfaction of loans. Approximately 35.2% of the other real estate owned is of a nonresidential nature.

The following table depicts the relative levels of non-performing assets for the last five years.

TABLE VII. Consolidated Summary of Non-Performing Assets
--------------------------------------------------------------------------------
(Dollars in Thousands)

                                                        1997         1996         1995         1994        1993
                                                      ----------------------------------------------------------
Non-performing assets:
 Nonaccruing loans................................... $2,987       $4,416       $1,995       $1,743      $1,037
 Loans past due 90 days..............................  1,791        1,044          618          600         246
                                                      ----------------------------------------------------------
Total non-performing loans...........................  4,778        5,460        2,613        2,343       1,283
 Other real estate owned.............................    943          879          524          137         156
                                                      ----------------------------------------------------------
Total non-performing assets.......................... $5,721       $6,339       $3,137       $2,480      $1,439
                                                      ==========================================================

Non-performing loans as a percent of total loans.....   1.19%        1.45%        1.13%        1.08%        .65%
                                                      ==========================================================

Non-performing assets as a percent of total assets...    .89%        1.01%         .78%         .67%        .42%
                                                      ==========================================================

Troubled debt restructurings......................... $  513       $   --       $   70       $  --       $  141
                                                      ==========================================================

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

At December 31, 1997, the recorded investment in impaired loans under Statement No. 114 was $11.040 million (of which $2.987 million were on a nonaccrual basis). Included in this amount was $1.532 million of impaired loans for which the relative allowance for credit losses is $.705 million and $9.508 million of impaired loans that do not have a specific allowance for credit losses. The average recorded investment in impaired loans for the year ended December 31, 1997 approximated $10.895 million. For the year ended December 31, 1997, the Company recognized interest income on those impaired loans of $.712 million, which included $.739 million of interest income recognized using the cash basis method of income recognition.

At December 31, 1996, the recorded investment in impaired loans under Statement No. 114 was $10.922 million (of which $1.733 million were on a nonaccrual basis). Included in this amount was $1.986 million of impaired loans for which the relative allowance for credit losses

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

[PIE CHART OF
INVESTMENT
PORTFOLIO DISTRIBUTION]


is $.756 million and $8.936 million of impaired loans that do not have a specific allowance for credit losses. The average recorded investment in impaired loans for the year ended December 31, 1996 approximated $9.525 million.

INVESTMENT PORTFOLIO AND OTHER EARNING ASSETS

The second largest component of earning assets is investment securities. The Company's investment portfolio is comprised predominantly of United States Government and Federal Agency obligations. The Company's portfolio is designed to enhance liquidity while providing acceptable rates of return. By achieving this, the investment portfolio helps promote the Company's asset/liability management.

Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold securities to maturity on a longer term basis, they are classified as investments held to maturity and carried at amortized historical cost. Debt securities purchased for an indefinite period of time, including securities that management intends to utilize as part of its asset/liability strategy, or which may be sold for various reasons, and marketable equity securities are classified as available-for-sale and carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale, net of the related tax effect, are carried as a separate component of shareholders' equity.

The Company does not hold investment securities for trading purposes. The Company adopted the provisions of Financial Accounting Standards Board Statement No. 115 ("SFAS 115"), the current standard for investments held as of or acquired after January 1, 1994. In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle. The balance of the shareholders' equity account at January 1, 1994 was increased approximately $127 thousand (net of deferred income taxes of $30 thousand) to reflect the unrealized holding gains on securities classified as available-for-sale previously carried at amortized cost. At December 31, 1997 unrealized holding losses on available-for-sale securities, net of deferred income taxes, of approximately $53 thousand, have been recorded as a separate component of shareholders' equity.

Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

TABLE VIII. Investment Securities
--------------------------------------------------------------------------------
(Dollars in Thousands)

                                       U.S.      Federal    State &       Other                Weighted
                                     Treasury   Agencies   Municipal   Securities     Total      Yield
                                     --------------------------------------------------------------------
December 31, 1997
Maturity:
Within 1 year.......................  $ 7,083   $ 17,227     $ 2,563       $   --   $ 26,873       5.56%
After 1 year through 5 years........    7,001     73,988       4,610          189     85,788       6.15
After 5 years through 10 years......       --     32,366         226           --     32,592       6.74
After 10 years......................       --      9,903       1,293        3,976     15,172       7.61
                                     --------------------------------------------------------------------
Total carrying value................  $14,084   $133,484     $ 8,692       $4,165   $160,425       6.31%
                                     ====================================================================
Estimated fair value................  $14,125   $133,657     $ 8,707       $4,170   $160,659
Purchase yield......................     5.94%      6.40%       5.30%        6.49%      6.31%
Average maturity (in years).........      .88       4.38        8.59        21.27       4.74

December 31, 1996
Total book value....................  $ 8,967   $122,867     $10,842       $5,304   $147,980       6.36%
Market value........................  $ 8,963   $122,657     $10,905       $5,313   $147,838
Purchase yield......................     5.61%      6.38%       5.93%        6.77%      6.36%
Average maturity (in years).........     1.04       3.53        6.34        22.18       4.25

December 31, 1995
Total book value....................  $11,932   $ 88,049     $ 3,476       $2,271   $105,728       6.24%
Market value........................  $12,015   $ 88,492     $ 3,490       $2,271   $106,268
Purchase yield......................     5.62%      6.39%       4.74%        6.00%      6.24%
Average maturity (in years).........      .97       2.50        2.06        20.00       2.09


During 1997, the Company increased its investment holdings by approximately $12.445 million. Investment in U.S. Treasury issues increased approximately $5.117 million to comprise approximately 9% of the total portfolio (up from 6% in the prior year). Investment in federal agency issues increased approximately $10.617 million in 1997 from 1996, representing approximately 83% of the investment portfolio mix for both years. Investment in state & municipal issues declined $2.150 million in 1997 from 1996 representing approximately 5% of the investment portfolio (down from 7% in the prior year). Investments in other securities declined in terms of both volume ($1.139 million decrease) and proportion of the investment portfolio (approximately a 1% drop) in 1997 from prior year levels.

The Company's investment in federal funds sold decreased approximately $24.508 million in 1997 from prior year levels, a level more a function of timing for year end funds settlements in 1997 than in actual federal funds activity. For the year, average federal funds sold were approximately $2.980 million higher in 1997 than in 1996.

Any assessment of the Company's activity in federal funds investments needs to be evaluated in the context of evolving economic market forces and the Company's overall asset/liability management. Management desires to maintain federal funds sold levels high enough to maintain sufficient liquidity, while balancing these liquidity needs with a desire to maintain an adequate return on earning assets. At the declining interest rate levels prevalent in 1997, especially near year end, the differential between yields on federal funds sold and investment securities falling within the existing parameters of the Company's investment policy was often minimal, providing little incentive for committing substantial amounts of funds to either alternative. Complicating the situation was the fact that the declining interest rate

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

[GRAPH OF
TOTAL DEPOSITS]

[PIE CHART OF
FUNDS DISTRIBUTION]


environment exerted additional pressure on the investment portfolio's overall yield by generating a significant amount of call activity for those classes of securities that had call features. To provide protection for the yield in its investment portfolio, the Company found itself forced both to extend maturities on its 1997 purchases and to pay a premium for what call protection it could find. In addition, despite generally lower interest rate levels for 1997 and an increasingly competitive lending environment producing generally lower loan yields for the same period, strong loan demand made lending the more viable option in 1997 than any other investment options.

DEPOSITS

The Company primarily uses deposits to fund its lending activities and investment portfolio. Deposit accounts, including checking, savings, certificates of deposit, and short-term borrowings, are obtained primarily from the market area which the Company serves. Average deposits increased approximately $34.334 million or 6.9% from 1996 levels. The inclusion of Kentucky numbers for the full twelve month period in 1997 instead of the nine and one-half month period for 1996 accounted for part of the increase. Growth of core business in both of the Company's mature and newer markets accounted for the remainder. Despite a generally softer overall interest rate environment in 1997, increasing competitive pressure in these markets increased overall cost of funds for the Company by forty-four basis points (or 11.5%). Consolidated jumbo certificates of deposit as of December 31, 1997 and 1996 were $77.060 million and $65.439 million, respectively. Jumbo certificates are defined as deposits with minimum denominations of $100 thousand and maximum maturities of one year. For 1996, average deposits and short-term borrowings increased approximately $155 million or 31.8% in 1996 from 1995 levels. Approximately $137 million of this increase, or 88%, was a direct consequence of Kentucky's contribution to the consolidated totals. The remainder was a consequence of growth in the Company's established core market. Despite increasingly aggressive competition for funds in its market area, in 1996 the Company was able to maintain funds at a level that was only one basis point more expensive than for 1995. The aggregate amount of consolidated jumbo certificates of deposit for the Company was $65.439 million and $42.950 million, at December 31, 1996 and 1995, respectively. Kentucky was responsible for 97.8% of the increase experienced in the twelve month period ended December 31, 1996.

OTHER BORROWINGS

Short-term borrowings consist of the Treasury Tax and Loan Account, Commercial Repurchase Agreements, and Borrowings from FHLBs and others. The amount in the Treasury Tax and Loan accounts is directly related to the amount of payroll in the market area and the frequency of government withdrawals. Commercial Repurchase Agreements represent overnight transactions whereby certain commercial customers invest in liquid interest-bearing liabilities. Average Commercial Repurchase Agreements increased approximately $3.696 million in 1997, an approximately 34% increase, after decreasing approximately $2.113 million (or 16.4%) in 1996. As a general rule, a decreasing interest rate environment and generally better liquidity characteristics make Commercial Repurchase Agreements a much more attractive and viable investment alternative in the type of economic environment experienced in 1997 compared to the prior year. Average short-term borrowings from FHLB were insignificant for most of 1997. The Bank did have an overnight draw outstanding on its Flexline at FHLB Pittsburgh at December 31, 1997, which management had determined would be repaid in the first week of 1998.

Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

TABLE IX. Short-Term Borrowings
--------------------------------------------------------------------------------
(Dollars in Thousands)

                                          1997            1996            1995
                                     Amount   Rate   Amount   Rate   Amount   Rate
                                     --------------  --------------  --------------
Treasury tax and loan account:
As of year end...................... $ 6,838  5.25%  $ 8,101  3.62%  $ 3,349  5.15%
Average balance.....................   2,495  5.25%    3,105  3.88%    2,807  4.08%
Maximum month end...................   7,203           8,101           6,615

Commercial repurchase agreements:
As of year end...................... $14,588  3.47%  $10,118  3.19%  $ 9,361  4.20%
Average balance.....................  14,446  2.89%   10,750  3.53%   12,863  3.71%
Maximum month end...................  16,358          13,413          14,695

FHLB borrowings and other:
As of year end...................... $ 7,500  5.63%  $ 5,000  3.61%  $ 5,000  6.05%
Average balance.....................     306  6.86        41  5.78%       69  5.95%
Maximum month end...................   7,500           5,000           5,000


On March 15, 1996, the Company executed a note payable for $8.0 million, representing a partial source of funds to finance the Kentucky acquisition. The note repayment schedule was amortized for a ten year payback priced at 7.75%. The loan will reprice only at its five year anniversary date on the basis of a 200 basis point differential over the five year Treasury Note.

On December 22, 1997, the Bank borrowed $1.170 million from Federal Home Loan Bank of Pittsburgh. The advance repayment schedule was amortized and scheduled on a ten year payback at 6.23%.

TABLE X. Long-Term Borrowing
--------------------------------------------------------------------------------
(Dollars in Thousands)

                                         1997           1996           1995
                                    Amount  Rate   Amount  Rate   Amount  Rate
                                    -------------  -------------  -------------
NOTE PAYABLE:
As of year end                      $6,991  7.75%  $7,579  7.75%   $ --    --%
Average balance                      7,283  7.75%   6,167  7.75%     --    --
Maximum month end                    7,529          8,000            --

FHLB BORROWINGS AND OTHER:
As of year end                      $1,170  6.23%  $   --    --    $ --    --
Average balance                         32  6.23%      --    --      --    --
Maximum month end                    1,170             --            --


ASSET/LIABILITY MATURITY AND RATE SENSITIVITY

Asset and liability management is responsible for the planning, implementation, and control processes for determining asset mix and maturity features relative to liability maturities in such a way that net interest margin will be maximized. A major tool for such a process is gap management of the Company's interest sensitive assets to interest sensitive liabilities.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest earning assets maturing or

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

[GRAPH OF
INTEREST SENSITIVITY GAP]


repricing within a specific time period and the amount of interest bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest sensitive assets. During a period of rising interest rates, a negative gap would be expected to adversely affect net interest income while a positive gap would be expected to result in an increase in net interest income. During a period of falling rates, a negative gap would be expected to result in an increase in net interest income while a positive gap would be expected to adversely affect net interest income.

The Company is liability sensitive in the one year and under category, or "negatively gapped". Accordingly, a decrease in interest rates should benefit the Company while an increase in interest rates will exert pressure on the net interest margin. The earnings of the Company are sufficient to withstand the short-term negative gap position, should a moderate increase in interest rates occur. Should a large rate increase occur, management would consider liquidating available-for-sale investments and loans or borrowing from FHLB. These proceeds would be placed in short-term investments.

The Company's management recognizes the exposure that exists from the concentration of large "jumbo" certificates of deposit, and as part of the asset/liability policy matches both rates and maturities so the Company will not have a liquidity problem or allow income to be significantly affected by a change in interest rates. Management feels that the cash position is strong enough to cover any payments necessary on "jumbo" certificates. In addition, management feels that a major portion of the transaction accounts have attributes of core deposits and, therefore, are not extremely interest sensitive.

The following table sets forth the amount of interest earning assets and interest bearing liabilities outstanding at December 31, 1997 distributed on the basis of contractual maturities and/or scheduled rate adjustments in the periods of time designated.

TABLE XI. Asset and Liability Maturity and Rate Sensitivity
--------------------------------------------------------------------------------
(Dollars in Thousands)

                                           0-90      91-180     181-365       Total        1-5      Over
                                           Days        Days        Days      1 Year      Years    5 Years     Total
                                      -------------------------------------------------------------------------------
EARNING ASSETS
 Loans............................... $ 110,946   $  30,097   $  47,840   $ 188,883   $189,610   $ 25,161   $403,654
 Investments.........................     4,694       7,422      14,757      26,873     85,788     47,764    160,425
 Interest bearing deposits...........    14,299          --          --      14,299         --         --     14,299
 Fed. funds sold & other.............     4,420          --          --       4,420         --         --      4,420
                                      -------------------------------------------------------------------------------
Total earning assets.................   134,359      37,519      62,597     234,475    275,398     72,925    582,798

LIABILITIES
 Savings and transaction accounts....   153,623          --          --     153,623         --         --    153,623
 CD's $100,000 and over..............    27,747      16,547      34,574      78,868     32,492        178    111,538
 Other time deposits.................    57,600      33,190      43,088     133,878     58,285        252    192,415
                                      -------------------------------------------------------------------------------
Total deposits.......................   238,970      49,737      77,662     366,369     90,777        430    457,576
 Other borrowings....................    28,758         180         357      29,295      3,521      3,922     36,738
                                      -------------------------------------------------------------------------------
Total interest bearing liabilities...   267,728      49,917      78,019     395,664     94,298      4,352    494,314
                                      -------------------------------------------------------------------------------
Interest sensitivity gap.............  (133,369)    (12,398)    (15,422)   (161,189)   181,100     68,573     88,484
                                      ===============================================================================
Cumulative gap....................... $(133,369)  $(145,767)  $(161,189)  $(161,189)  $ 19,911   $ 88,484   $ 88,484
                                      ===============================================================================
Cumulative gap as % of
 total earning assets................   (22.88)%    (25.01)%    (27.66)%    (27.66)%      3.42%     15.18%     15.18%
                                      ===============================================================================


Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

The Company does not manage its interest rate risk simply by employing static maturity and repricing reports. The Company also employs a dynamic modeling process that projects the impact of different interest rate scenarios on earnings and Return on Assets over a twelve month period. A substantial portion of the Company's loans and deposits comes from its retail base and does not automatically reprice on a contractual basis in reaction to changing interest rate levels. Accordingly, the Company has not experienced the earnings volatility suggested by its liability sensitive gap position depicted above. The Company has maintained a net interest margin in excess of 5.00% in each of the last seven years and has been able to maintain adequate liquidity to provide for changes in interest rates and for changes in loan and deposit demands. The earnings simulation models that the Company employs incorporate assumptions based on historical experiences involving customer behavior and funds disintermediation in a variety of interest rate environments. They also reflect the Company's pricing position versus both local in-market competition and broader out-of-market alternatives.

MARKET RISKS

The Company's success is dependent on its ability to manage interest rate risk. Interest rate risk (IRR) can be defined as the exposure of the Company's net interest income to adverse movements in interest rates. Other risks, namely credit risk and liquidity risk, are inherent in the normal course of business in the industry in which the Company operates. However, it is management's conviction that IRR provides the most significant market risk to the Company with far more potential to materially and immediately effect both the overall financial condition and results of operations. The Company does not engage in any trading activities, so it possesses no exposure to market risk via this type of activity. Furthermore, the Company does not currently utilize any financial derivatives to manage either market risk or IRR risk.

The Company's IRR management is the ultimate responsibility of the Board of Directors. The Asset/Liability Management Committee maintains the ongoing responsibility for measuring, monitoring, and managing the functions and processes inherent in IRR oversight. Among other things, this includes monitoring the Company's gap, as described above, and sensitivity to IRR by subjecting the balance sheets of the Company's major affiliates tointerest rate shocks, employing previously mentioned simulation models. Rate shock involves the complete adjustment in market rates of various magnitude on a static balance sheet over a specified period of time (twelve months). The impact of such adjustments on the Company's net interest income, interest income, return on assets, and economic value are evaluated within the contexts of compliance with parameters established by Company policies. The Company's simulation model is based on actual maturity (for fixed rate components) and repricing (for variable rate components) characteristics of interest sensitive assets and liabilities. The model anticipates the impact of changing interest rates on prepayment speed of assets and liabilities. The model also incorporates assumptions concerning prepayment rates based on historical prepayment speeds. The model further makes allowances for unique products in the Company's business mix to be accorded special treatment in the earnings simulations based on unique characteristics. Earnings simulations are performed assuming 100 and 200 basis point shocks up and down.

Based on the 100 and 200 basis point shock tests performed on balance sheets as of December 31, 1997, management does not believe that any parameter being evaluated for change via the

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

simulation modeling would generate a change on any parameter that would be out of tolerance with accepted Company policies.

Table XII below represents the contractual balances of the Company's balance sheet financial instruments at the expected maturity date (or repricing date where appropriate) as well as the fair value of these balance sheet instruments as of December 31, 1997.

Table XII. Financial Asset/Liability Maturity/Repricing Year of
Maturity/Repricing
--------------------------------------------------------------------------------

                                                                                       There-                 Fair
                                      1998       1999      2000      2001      2002     after      Total      Value
Financial Assets:
Cash & due from.................. $          $          $         $         $         $22,805   $ 22,805    $22,805
 Ave wtd rate....................       --         --        --        --        --        --         --
Fed funds sold...................    4,420         --        --        --        --        --      4,420      4,420
 Ave wtd rate....................     5.38%                  --        --        --        --       5.38%
Interest bearing deposits........   14,299         --        --        --        --        --     14,299     14,299
 Ave wtd rate....................     5.78%        --        --        --        --        --       5.78%

Available for sale securities....       --                                                        24,881     24,881
U.S. Governments.................    1,001      2,020        --        --        --        --      3,021
 Ave wtd rate....................     6.02%      6.18%       --        --        --        --       6.13%
Federal agencies.................    2,851      2,984     2,002        --        --     8,094     15,931
 Ave wtd rate....................     5.47%      6.14%     6.04%       --        --      6.85%      6.37%
State & Municipal................    1,142      1,293        25       100       171       497      3,228
 Ave wtd rate....................     4.38%      4.54%     4.25%     4.70%     4.83%     4.58%      4.51%
Other............................       --         --        --        --        --     2,701      2,701
 Ave wtd rate....................       --         --        --        --        --      6.64%      6.64%

Held-til-maturity securities.....                                                                135,544    135,778
U.S. Governments.................    6,082      3,985       996        --        --        --     11,063
 Ave wtd rate....................     5.55%      6.37%     6.06%       --        --        --       5.89%
Federal agencies.................   14,376     10,381    20,178    16,751    21,692    34,175    117,553
 Ave wtd rate....................     5.70%      6.02%     6.38%     6.23%     6.39%     6.94%      6.41%
State & Municipal................    1,421      1,564       502       955        --     1,022      5,464
 Ave wtd rate....................     4.94%      5.23%     5.03%     5.09%       --      5.71%      5.35%
Other............................       --        189        --        --        --     1,275      1,464
 Ave wtd rate....................       --       4.94%       --        --        --      6.38%      6.20%

Total Loans, Net.................       --         --        --        --        --        --    397,633    398,214
Commercial loans:
 Fixed rate......................   14,518      9,572    12,596     4,080     3,701     4,599     49,066
 Ave wtd rate....................    11.64%     10.23%     9.65%    10.20%     9.97%     9.34%     10.46%
 Variable rate...................   68,036        176        62       119        --        --     68,393
 Ave wtd rate....................     9.72%      9.02%     9.68%     6.00%       --        --       9.73%
 Nonaccrual......................       --         --        --        --        --     1,540      1,540
Real estate loans:
 Fixed rate......................   23,136     26,651    21,530    16,113    16,740    16,495    120,665
 Ave wtd rate....................     9.85%      9.74%    10.46%    10.38%    10.31%     8.45%      9.87%
 Variable rate...................   30,467      3,900       968       132       134        64     35,665
 Ave wtd rate....................     9.39%      8.66%    10.48%    10.44%    10.42%     8.39%      9.73%
 Nonaccrual......................       --         --        --        --        --       960        960
Consumer loans:
 Fixed rate......................   39,987     30,368    20,638    12,858     6,369     1,714    111,934
 Ave wtd rate....................    11.73%     11.40%    11.06%    10.89%    11.06%    11.11%     11.38%


Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Table XII. Financial Asset/Liability Maturity/Repricing Year of
Maturity/Repricing (Continued)

                                                                                      There-               Fair
                                       1998      1999      2000     2001     2002     after      Total     Value
                                   -------------------------------------------------------------------------------
 Variable rate.................... $  6,986   $   775   $   420   $   98   $   79   $    --   $  8,358
 Ave wtd rate.....................     9.39%     8.66%    10.48%   10.44%   10.42%     8.39%      9.73%
 Nonaccrual.......................       --        --        --       --       --       487        487
Open ended consumer loans:
 Fixed rate.......................      164       161       157      153      149     5,802      6,586
 Ave wtd rate.....................    17.73%    17.73%    17.73%   17.73%   17.73%    17.73%     17.73%
Financial liabilities:
Demand deposits (with no
stated maturity)..................       --        --        --       --       --    77,698     77,698    77,698
Interest bearing
Transaction accts.................   76,624        --        --       --       --        --     76,624    76,624
 Ave wtd rate.....................     3.76%       --        --       --       --        --       3.76%
Savings deposits..................   76,999        --        --       --       --        --     76,999    76,999
 Ave wtd rate.....................     3.10%       --        --       --       --        --       3.10%
Time deposits.....................  212,746    59,013    24,756    2,379    4,582       477    303,953   306,423
 Ave wtd rate.....................     5.33%     6.02%     6.01%    5.78%    6.28%     6.24%      5.49%
Other borrowings:
Commercial repurchase
agreements........................   14,431        --        --       --       --        --     14,431    14,431
 Ave wtd rate.....................     3.47%       --        --       --       --        --      3.47%
FHLB advances.....................    7,500        --        --       --       --        --      7,500     7,500
 Ave wtd rate.....................     5.63%       --        --       --       --        --       5.63%
Other.............................    6,646        --        --       --       --        --      6,646     6,646
 Ave wtd rate.....................     5.25%       --        --       --       --        --       5.25%
Long-term borrowings..............      718       783       848      914      986     3,913      8,161     8,021
 Ave wtd rate.....................     7.58%     7.58%     7.57%    7.58%    7.58%     7.48%      7.53%


LIQUIDITY AND CAPITAL RESOURCES

Liquidity is the ability to satisfy demands for deposit withdrawals, lending commitments, and other needs. The Company's liquidity is based on a stable deposit base. Additionally, the Company holds certain liquid assets such as cash and federal funds sold to help meet certain liquidity needs. In addition, the Company holds other marketable assets which can easily be converted to cash, if the need arises. The Company continues to have the ability to attract short-term sources of funds such as repurchase agreements to help meet its liquidity needs.

In December of 1993, the Bank acquired membership in the Federal Home Loan Bank ("FHLB") of Pittsburgh. This move has had two beneficial consequences for the Company. First of all, from an investment perspective the equity position in FHLB has provided a strong and steady source of dividend income. Secondly, membership in FHLB of Pittsburgh improves the Company's ongoing ability to manage liquidity via access to an immediate line of credit and other sources of borrowings. As of December 31, 1997, the Bank had an unused $115 million borrowing capacity with FHLB of Pittsburgh.

In January of 1994, FSB acquired membership in the FHLB of Cincinnati. FSB's charter under the Office of Thrift Supervision and consequent status as a Qualified Thrift Lender mandated

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

[GRAPH OF
CAPITAL RATIOS]


this investment, but it will derive essentially the same benefits in terms of income, liquidity, and asset/liability management as outlined in the previous paragraph.

The Company's cash and cash equivalent position (defined as the sum of cash, due from banks, interest bearing deposits in other banks, and federal funds sold) is a function of its operating, investing, and financing activities. Cash and cash equivalents from operating activities have been relatively stable the last three years producing levels of approximately $9.963 million, $10.869 million, and $6.166 million in 1997, 1996, and 1995, respectively. Net cash and cash equivalents used in investing activities approximated $42.635 million, $26.599 million, and $12.580 million for 1997, 1996, and 1995. Loan and investment security funding activities are the primary components of investing activities. Financing activities provided the Company approximately $9.513 million, $33.591 million, and $25.051 million in cash and cash equivalents in 1997, 1996, and 1995, respectively. With the exception of 1996, when the Company generated an approximately $26.396 million increase in cash and cash equivalents via proceeds from a long-term note and preferred stock issue, both related to the acquisition of Kentucky, financing activities have been predominantly deposit and short-term borrowing functions.

A central principle in the Company's capital planning process is to attain sufficiently high levels of profitability to insure that capital adequacy is maintained while generating a consistent flow of dividends. In December of 1992 provision of the FDIC Improvement Act of 1991 (the "Act") related to measurement and monitoring of capital levels became effective. It also mandated minimum levels of capital required for an institution to be rated on the basis of capital. Under final agency rules, an institution will be deemed to be "well capitalized," the highest rating attainable, if it maintains (i) a Risk-Based Capital Ratio in excess of 10%, (ii) a Tier 1 Risk-Based Capital Ratio in excess of 6%, and (iii) a Leverage Ratio in excess of 5%. On December 31, 1997 total equity as a percent of total assets, the "Leverage Ratio," for the Company approximated 10.20%. As far as the Company's three affected affiliates were concerned, their respective capital ratios are as follows:

                                                       Matewan    Matewan      To Be
                                           Matewan     National    Bank         Well
                                          BancShares     Bank       FSB      Capitalized
------------------------------------------------------------------------------------------

Total capital to risk weighted assets       14.41%      15.91%     12.92%      10.00%
Tier 1 capital to risk weighted assets      13.16%      14.66%     11.90%       6.00%
Tier 1 capital to average assets             8.77%       9.60%      6.89%       5.00%


All measures are substantially in excess of minimum levels required under the Act. The chart to the left depicts the levels of the Company's three major regulatory capital ratios for each of the last five years, as well as the minimum level required for each ratio to maintain status as a "well capitalized" institution. In every year, the Company has substantially exceeded the minimum regulatory capital standards required to merit "well capitalized" status. Increases in capital levels in the past several years have been due to the substantial accumulation of income retained after the payment of dividends.

On March 4, 1996, the Company closed a stock offering for a new class of 7.5% Cumulative Convertible Preferred Stock, Series A. Concurrent with this closing and the underwriter's subsequent overallotment option, the Company issued 805,000 shares of preferred stock

Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

[GRAPH OF
NET INTEREST MARGIN]


and received a net capital infusion of approximately $18.396 million, representing the total net proceeds to the Company. This new class of stock may not be converted for four years. During 1997, the Company repurchased 176,042 shares of the preferred class for approximately $4.796 million in open market and privately negotiated exchanges.

RESULTS OF OPERATIONS

NET INTEREST INCOME

Net interest income, the amount by which the interest income generated from earning assets exceeds the interest expense associated with funding those assets, is the most significant component of net income. Net interest income for 1997 was $29.472 million, an increase of approximately 7.2% over the 1996 level. As was noted in the discussion related to Table II, the net interest margin declined twenty basis points in 1997 from the 1996 level. Increases were experienced in 1997 for both interest income (12% increase) and yield on earning assets (eight basis points). Both increases were loan driven. However, the impact of both increases on net interest income was diluted by 1997 increases in overall interest expense (19% increase) and the cost of interest bearing liabilities (thirty-one basis points). Net interest margin was twenty basis points lower in 1997 than in 1996.

Net interest income in 1996 was $27.515 million, up approximately 39% from the 1995 level. Approximately $6.958 million or 90% of the increase was a direct function of the Kentucky acquisition. Net interest margin for 1996 was approximately 29 basis points lower than for 1995. A twenty-one basis point decline in yield on average assets accounted for most of the drop. Loan yields suffered the biggest declines, with the overall yield on the loan portfolio falling 65 basis points from 1995. Without the Kentucky acquisition, the drop in the loan portfolio would have been 20 basis points. Cost of funds increased one basis point over prior year levels. Kentucky had a beneficial effect on overall cost of funds, which would have increased 8 basis points ignoring Kentucky's impact.

Improvements in interest income for 1997 were predominantly contributed by the loan portfolio. Eighty one percent (81%) of the increase in interest income was attributable to the lending function. This increase represents an actual dollar amount of approximately $4.563 million. This increase was a function of both volume and rate. Average loan volume was in excess of twelve percent (12%) higher in 1997 than in 1996. The yield on the loan portfolio improved by three basis points over the same time period. Investment securities and federal funds sold contributed approximately $1.102 million in actual dollars (approximately 19%) to the 1997 increase in interest income. Income from interest bearing deposits registered a relatively insignificant $52 thousand decline in 1997.

During 1996, interest income increased approximately 42.9% over prior year levels. Kentucky accounted for 84.5% of the increase. The remainder of the increase was realized primarily due to a contribution from the loan portfolio (ignoring the effect from Kentucky) of approximately 8.4% higher than prior year levels. Average loans outstanding without the Kentucky contribution increased 9.4% in 1996 over 1995. Average investment securities volumes increased less than 1% from the prior year when the Kentucky effect is ignored. From this combination, investment income increased approximately 2.5% from prior period levels. Average federal funds sold decreased 15.3% and interest earned on federal funds sold increased 22.1% in 1995.

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

Substantially lower levels for average interest bearing deposits resulted in a reduction of approximately 72.9% in interest income in 1995 from the prior year.

Interest expense increased approximately $3.656 million (19%) in 1997 over 1996 levels. Approximately seventy-eight percent (78%) of the volume increase was attributable to higher costs on time deposits. Generally higher competitive rates in the Company's local market area forced the Company to maintain a more aggressive rate posture than overall market conditions would have otherwise warranted. Expense for savings deposits experienced a minimal decline as Company affiliates experienced some disintermediation from the savings deposits to the higher priced transactional product lines in the deposit portfolio. Correspondingly, interest bearing transactional deposits accounted for approximately seventeen percent (17%) of the increased interest expense.

Interest expense increased $6.225 million, or 49.2% in 1996 after increasing 19.9% in 1995. Approximately $4.833 million, or 77.6%, of the increase was attributable to Kentucky. Average interest bearing liabilities increased approximately 48.8% in 1996 after experiencing a 6.3% increase in 1995. Approximately 85.7% of the increase in 1996 was a function of Kentucky's totals. The increase in interest expense is due to the impact generated via the Kentucky acquisition, significant growth in interest bearing liability volumes in normal core markets, and a minor (1 basis point) increase in cost of interest-bearing funds for 1996.

The Company's net interest margin declined in 1997 approximately twenty basis points. Company net yield for 1997 was 5.29% as compared to 5.49% for 1996. The eight basis point improvement that the Company incurred on average earning assets was insufficient to overcome the thirty-one basis point increase it simultaneously incurred on its interest bearing sources of funds. The Company experienced a decrease in net interest margin in 1996 of approximately twenty-nine basis points. The net yield on earning assets for 1996 was 5.49% as compared to 5.78% for 1995. A twenty-one basis point decrease in the yield on average earning assets combined with a one basis point increase in the cost of average interest bearing liabilities was the primary reason for the decrease. Average non interest bearing deposits, traditionally a source of low cost funds, increased 44.6% in 1996 from 1995. Kentucky was responsible for 87.1% of the increase.

As the graph for Net Interest Margin at the beginning of this section illustrates, the Company's net interest margin has not fluctuated substantially since 1993. Further discussion of net interest income or its components is included in the sections titled "Summary Financial Results" or "Financial Condition."

Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

TABLE XIII. Volume Analysis of Changes in Interest Income and Expense
--------------------------------------------------------------------------------
(Dollars in Thousands)

                                                               1997 Vs. 1996                 1996 Vs. 1995
                                                            Increase (Decrease)          Increase (Decrease)
                              Interest Income/Expense         Due to Change In             Due to Change In
                              1997     1996      1995    Volume     Rate     Total    Volume      Rate      Total
                             --------------------------  --------------------------  -----------------------------
Earning assets:
Loans:
  Commercial................ $11,245  $10,158   $ 6,851  $1,578    $ (491)   $1,087   $ 3,215    $    92   $ 3,307
  Real estate...............  15,086   13,403     8,470   1,775       (92)    1,683     5,097       (164)    4,933
  Consumer..................  14,815   13,022    10,003   1,016       777     1,793     4,517     (1,498)    3,019
                             --------------------------  --------------------------  -----------------------------
Total loans.................  41,146   36,583    25,324   4,369       194     4,563    12,829     (1,570)   11,259
Securities:
  Taxable...................   9,158    8,248     6,272     683       227       910     1,620        356     1,976
  Tax exempt................     528      419       146      99        10       109       291        (18)      273
                             --------------------------  --------------------------  -----------------------------
Total securities............   9,686    8,667     6,418     782       237     1,019     1,911        338     2,249
Federal funds sold..........   1,077      994       660     156      ( 73)       83       371        (37)      334
Interest bearing balances
  with other banks..........      88      140        40     (68)       16       (52)      109         (9)      100
                             --------------------------  --------------------------  -----------------------------
Total earnings assets.......  51,997   46,384    32,442   5,239       374     5,613    15,220     (1,278)   13,942

Interest bearing
 liabilities:
Demand deposits.............   2,848    2,217     1,185     438       193       631       942         90     1,032
Savings deposits............   2,307    2,321     1,770     (14)        0       (14)      745       (194)      551
Time deposits...............  16,221   13,337     9,112   2,087       797     2,884     4,097        128     4,225
Purchased funds.............   1,149      994       577     (48)      203       155       297        120       417
                             --------------------------  --------------------------  -----------------------------
Total interest
  bearing liabilities.......  22,525   18,869    12,644   2,463     1,193     3,656     6,081        144     6,225
                             --------------------------  --------------------------  -----------------------------
Net interest income......... $29,472  $27,515   $19,798  $2,776    $ (819)   $1,957   $ 9,139    $(1,422)  $ 7,717
                             ==========================  ==========================  =============================


The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

OTHER INCOME

TABLE XIV.  OTHER INCOME
--------------------------------------------------------------------------------
(Dollars in Thousands)

                                                                          Increase (Decrease)  Increase (Decrease)
                                                                            1997 Over 1996      1996 Over 1995
                                                 1997      1996     1995   Amount   Percent    Amount   Percent
                                               --------------------------------------------------------------------
Service fees.................................. $4,096    $3,011   $2,050   $1,085     36.03%   $  961     46.88%
Other income..................................    838       839      596       (1)     (.11)      243     40.77
Commissions on credit life insurance..........    338       484      553     (146)   (30.17)      (69)   (12.48)
Gain on sale of assets........................     94       365      103     (271)   (74.25)      262    254.37
                                               --------------------------------------------------------------------
Total other income............................ $5,366    $4,699   $3,302   $  667     14.19%   $1,397     42.31%
                                               ====================================================================



[GRAPH OF
NON-INTEREST INCOME]


Noninterest income increased approximately 14% in 1997 over 1996 levels. For 1997, service fee income increased approximately 36% due to increased volumes attendant with the growth experienced by the Company on deposit levels and the inclusion of Kentucky activity for the full twelve month period. Other income was nominally unchanged in 1997 from 1996. Commission income on credit insurance products decreased approximately 30% in 1997, the second consecutive annual decline. In addition to tighter underwriting standards implemented in the prior two years by insurance providers for coverages in the Company's market area, competition from alternative sources and products for this particular line of service intensified. Gain on sale of assets decreased approximately 74% due to a lower level of activity experienced at the Company in 1997 than for 1996.

Noninterest income increased approximately 42% in 1996 over 1995 levels. Kentucky contributions accounted for 66% of the increase. For 1996, service fee income increased approximately 47% due to increased volumes attendant with the growth experienced by the Company on deposit levels. Kentucky activity accounted for 53% of the increase. Other income increased approximately 41% in 1996. Kentucky accounted for most of the increase. Commission income on credit insurance products decreased approximately 12% in 1996 for reasons previously enumerated. Sales volumes declined accordingly. Gain on sale of assets increased more than twofold due to some heavy gains realized on the sale of repossessed properties and some nonrecurring sales related to residuals on maturing lease receivables.

OTHER EXPENSES

Table XV. Other Expenses
--------------------------------------------------------------------------------
(Dollars in Thousands)

                                                              Increase (Decrease)   Increase (Decrease)
                                                                1997 over 1996        1996  over 1995
                                      1997     1996     1995   Amount    Percent     Amount    Percent
                                   ---------------------------------------------------------------------
Salaries and benefits............. $ 8,759  $ 7,877  $ 5,776    $  882      11.20%    $2,101      36.37%
Net occupancy.....................   1,409    1,254      954       155      12.36        300      31.45
Equipment & furniture.............   1,440    1,114      811       326      29.26        303      37.36
Advertising.......................     632      852      708      (220)    (25.82)       144      20.34
Regulatory assessments............     411      206      480       205      99.51       (274)    (57.08)
Data processing expense...........   1,390    1,121      563       269      23.99        558      99.11
Other.............................   8,078    6,676    3,697     1,402      21.00      2,979      80.58
                                   ---------------------------------------------------------------------
                                   $22,119  $19,100  $12,989    $3,019      15.81%    $6,111      47.05
                                   =====================================================================

Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

[GRAPH OF
NON-INTEREST EXPENSE]


Total noninterest expenses increased approximately 15% in 1996 from 1997 and approximately 47% in 1996 from 1995. The increase for 1996 is attributable to several factors. The major one is the impact felt from Kentucky, whose conversion and subsequent consolidation accounted for approximately 70% of the 1996 increase. The subsequent merger of Kentucky into the Bank and the inclusion of a full year's worth of operations contributed to the increase. In addition, Company affiliates opened two new offices in 1997 and four new offices in 1996, none of which are in the stage where the revenue generated is sufficient to cover operating costs. Consequently most measures of overhead for the Company continue to be high by historic standards. The ratio of noninterest expense to average assets increased to 3.55% in 1997 from 3.40% in 1996. The same ratio decreased slightly to 3.40% from 3.43% in 1996 from 1995.

The ability of the Company to maintain satisfactory profit margins is becoming increasingly vulnerable to its ability to control noninterest expenses. Increasing pressure on interest spreads would tend to place heavier reliance on maintaining control of these noninterest expenses. Increasing competitive pressures would tend to provide a greater incentive for a company to leverage these expenses over a wider range of business-maximizing the efficiency of such expenses. The "efficiency ratio" is determined by dividing the total noninterest expenses by the sum of net interest income and noninterest income. Generally, a ratio of below 50% is indicative of an extremely efficient operation. For the past three years, the Company has witnessed an increase in its efficiency ratio from 56.2% in 1995 to 59.3% in 1996 to 63.5% in 1997. The increasing trend is largely a function of increased costs related to (i) the Kentucky acquisition, absorption, and merger, (ii) subsequent opening of eleven new offices since 1994, and (iii) the installation of a new telephone system in 1997.

Salaries and benefits increased approximately $882 thousand (11%) in 1997 after increasing approximately $2.101 million (36%) in 1996. Approximately 79% of the 1996 increase was attributable to Kentucky. Staffing expenses related to the new offices, increasing health care expenses, and normal salary increases also were contributing factors for the increases.

Net occupancy expenses increased approximately $155 thousand (12%) and $300 thousand (31%) in 1997 and 1996, respectively. Kentucky contributed approximately 81% of the 1996 increase. Capital expenditures related to the new offices and the new telephone system were the other major items contributing to the increase.

Advertising costs fluctuate with management's evaluation of the benefit to be gained from additional media exposure. Management determined that advertising expenditures could be employed more favorably elsewhere in 1997. Therefore, advertising expense for 1997 declined approximately $220 thousand (or 25%). The increase of $144 thousand (20%) experienced for 1996 was deemed beneficial in view of the Kentucky acquisition.

Equipment and furniture expense increased approximately 29% from 1996 to 1997 and approximately 37% from 1995 to 1996. Kentucky related expenditures, capital expenditures related to the new offices, and the telephone usage account for most of the increase experienced in 1997.

Premiums and assessments for Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, and the Office of Thrift Supervision increased approximately $205 thousand (1007%) in 1997 after decreasing approximately $274 thousand (37%) in 1996.

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

Nominal insurance assessments for the BIF-insured institutions accounted for much of the lower expense in 1996. FSB opted to pay in 1997 what for it had been an optional one-time special assessment in 1996 after one semiannual assessment period had passed and then to be assessed at the lower prevalent SAIF rate on an ongoing basis.

Data processing expense increased approximately $269 thousand, nearly 24% in 1997. Expenses in 1996 increased approximately $558 thousand over 1995. Kentucky consolidation, operation, and conversion expenses were the primary force behind the increase of the past two years.

Other expenses increased approximately $1.402 million or 21% in 1997. Generally higher operating expenses accounted for much of the remaining increase.

APPLICABLE INCOME TAXES

Income tax expense was $3.495 million in 1997, $3.707 million in 1996 and $2.983 million in 1995. The Company's effective tax rate for the past three years has been 34.6% for 1997, 36.5% for 1996, and 36.4% for 1995. Management has actively pursued tax favored investments which carry attractive yields in an attempt to maximize earnings and reduce the Company's effective tax rate over the above periods.

In February 1992, the Financial Accounting Standards Board (FASB) issued Statement No. 109 "Accounting for Income Taxes" (Statement 109). Statement 109 requires that deferred tax assets and liabilities be determined based upon differences between the financial reporting and tax bases of assets and liabilities. The Company adopted Statement 109 on January 1, 1993 on a prospective basis. The effect of adopting Statement 109 has not been material to the consolidated financial statements.

IMPACT OF YEAR 2000

Most of the Company's core data and item processing systems, telecommunication systems, auxiliary and critical support system services are contracted through major nationally prominent vendors. Primary exposure for the Company resides in its dependence upon these third party providers for services. The Company has initiated formal communications with all of its significant outside vendors and suppliers to determine the extent to which Company systems are vulnerable to these third parties' ability to remediate their own Year 2000 issues. The Company has completed the initial assessment phase of its own Year 2000 review and has determined that any exposure that it has with respect to Year 2000 issues is limited. There is no guarantee that the systems of other companies on which Company systems rely will be converted timely and would not have an adverse effect on the Company's systems. Management's assessment is that the overall cost to the Company of compliance with Year 2000 issues will be immaterial.

EFFECTS OF CHANGING PRICES

The consolidated financial statements and related data included herein have been portrayed in accordance with generally accepted accounting principles which require the measurement of the Company's financial position and results of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Inflation affects Company performance by increasing the operating costs that the

Matewan BancShares, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Company must either absorb or pass on to consumers via increased prices. Inflation also decreases the Company's purchasing power over time. Virtually all of the Company's assets and liabilities are monetary in nature. Consequently, most of the Company's assets and liabilities are subject to conversion into a fixed amount of dollars independent of any price changes. A substantial amount of the operating assets of the Company, as for most other companies within the industry, reprice more frequently than those in other industries. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation.

The ability of the Company to protect both earnings and future reductions in purchasing power from the effects of inflation and changing interest rates rests with a dual ability to improve net interest margin via effective asset/liability management and making adjustments to its prices for services. Management practices and policies towards these ends have been described in prior sections of this analysis.

Matewan BancShares, Inc. and Subsidiaries

Report of Independent Auditors
--------------------------------------------------------------------------------

The Board of Directors and Shareholders

Matewan BancShares, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Matewan BancShares, Inc. and subsidiaries at December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Matewan BancShares, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                                        /s/ Ernst & Young LLP


Charleston, West Virginia
January 30, 1998

Matewan BancShares, Inc. and Subsidiaries

Consolidated Balance Sheets
--------------------------------------------------------------------------------


(Dollars in Thousands, Except Per Share Data)

Assets                                                                                                              1997       1996
                                                                                                               --------------------

  Cash and due from banks....................................................................................   $ 22,805   $ 29,721
  Interest bearing deposits in other banks...................................................................     14,299      6,034
  Federal funds sold.........................................................................................      4,420     28,928
                                                                                                               --------------------
  Cash and cash equivalents..................................................................................     41,524     64,683

Investment securities:
   Available-for-sale at fair value..........................................................................     24,881     25,411
   Held-to-maturity..........................................................................................    135,544    122,569
    (Approximate fair value of $135,778 and $122,427 at December 31, 1997 and 1996)
  Loans, net.................................................................................................    397,633    370,801
  Premises and equipment.....................................................................................     20,545     20,871
  Accrued interest receivable and other assets...............................................................     24,731     22,851
                                                                                                               --------------------
Total Assets.................................................................................................   $644,858   $627,186
                                                                                                               ====================


Liabilities and shareholders' equity
  Liabilities:
   Deposits:
    Non-interest bearing.....................................................................................   $ 77,698   $ 78,464
    Interest bearing.........................................................................................    457,576    444,844
                                                                                                               --------------------
  Total deposits.............................................................................................    535,274    523,308

  Short-term borrowings:
   Repurchase agreements.....................................................................................     14,431     10,118
   Federal Home Loan Bank advances...........................................................................      7,500      5,000
   Other.....................................................................................................      6,646      8,101
                                                                                                               --------------------
  Total short-term borrowings................................................................................     28,577     23,219
  Long-term borrowings:
   Federal Home Loan Bank advances...........................................................................      1,170
   Notes payable.............................................................................................      6,991      7,579
                                                                                                               --------------------
  Total long-term borrowings.................................................................................      8,161      7,579
  Accrued interest payable and other liabilities.............................................................      7,083      5,502
                                                                                                               --------------------
Total liabilities............................................................................................    579,095    559,608

Shareholders' equity
  Convertible preferred stock, Series A, 7.5%................................................................        805        805
   $1 par value; 1,000,000 shares authorized; 805,000 issued and outstanding on December
   31, 1997 and 1996, including 176,842 and 0 shares in treasury stock ($15,704 aggregate liquidation value)
  Common stock --  $1 par value; .............................................................................     3,684      3,684
   10,000,000 shares authorized; 3,684,104 shares outstanding at December 31, 1997 and 1996, including 49,884 and 23,953 shares in treasury stock, respectively
  Capital surplus............................................................................................     29,773     29,773
  Retained earnings..........................................................................................     37,084     33,590
  Treasury stock.............................................................................................     (5,530)      (206)

  Net unrealized loss on available-for-sale securities.......................................................        (53)       (68)

                                                                                                               --------------------
Total shareholders' equity...................................................................................     65,763     67,578
                                                                                                               --------------------
Total liabilities and shareholders' equity...................................................................   $644,858   $627,186
                                                                                                               ====================

See accompanying notes to consolidated financial statements

Matewan BancShares, Inc. and Subsidiaries

Consolidated Statements of Income
--------------------------------------------------------------------------------



(Dollars in Thousands, Except Per Share Data)
                                                           1997     1996     1995
                                                       --------------------------
Interest income:
  Interest and fees on loans........................... $41,146  $36,583  $25,324
  Interest and dividends on investment securities:
   Taxable.............................................   9,158    8,248    6,272
   Tax-exempt..........................................     528      419      146
  Other interest income................................   1,165    1,134      700
                                                       --------------------------
Total interest income..................................  51,997   46,384   32,442

Interest expense:
  Deposits.............................................  21,376   17,875   12,067
  Other borrowings.....................................   1,149      994      577
                                                       --------------------------
Total interest expense.................................  22,525   18,869   12,644
                                                       --------------------------

Net interest income....................................  29,472   27,515   19,798
Provision for loan losses..............................   2,609    2,945    1,908
                                                       --------------------------
Net interest income after provision for loan losses....  26,863   24,570   17,890

Other income:
  Service fees.........................................   4,096    3,011    2,050
  Other................................................     932    1,204      699
  Credit life insurance commissions....................     338      484      553
                                                       --------------------------
Total other income.....................................   5,366    4,699    3,302

Other expenses:
  Salaries and employee benefits.......................   8,759    7,877    5,776
  Net occupancy........................................   1,409    1,254      954
  Equipment............................................   1,440    1,114      811
  Advertising..........................................     632      852      708
  Regulatory assessments...............................     411      206      480
  Data processing......................................   1,390    1,121      563
  Other................................................   8,078    6,676    3,697
                                                       --------------------------
Total other expenses...................................  22,119   19,100   12,989
                                                       --------------------------
Income before income taxes.............................  10,110   10,169    8,203
Applicable income taxes................................   3,495    3,707    2,983
                                                       --------------------------
Net income.............................................   6,615    6,462    5,220
Preferred stock dividends..............................   1,370    1,236      --
                                                       --------------------------
Earnings applicable to common stock.................... $ 5,245  $ 5,226  $ 5,220
                                                       ==========================
Per share earnings, basic and diluted.................. $  1.44  $  1.43  $  1.42
                                                       ==========================
Average common shares outstanding (in thousands).......   3,646    3,664    3,668
                                                       ==========================

See accompanying notes to consolidated financial statements

Matewan BancShares, Inc. and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity
--------------------------------------------------------------------------------
(Dollars in Thousands, Except Per Share Data)


                                                                                                       Net
                                                                                                   Unrealized
                                                                                                     Loss on
                                                                                                    Available-
                                              Preferred    Common    Capital   Retained  Treasury    for-Sale
                                                Stock       Stock    Surplus   Earnings   Stock     Securities    Total
                                             -----------------------------------------------------------------------------
Balance January 1, 1995.....................   $ --        $ 3,349   $ 6,460   $32,185    $   (48)   $  (143)    $41,803

Treasury stock purchases....................     --             --        --        --        (56)        --         (56)
Treasury stock sales........................     --             --        31        --         26         --          57
Change in net unrealized loss on
 available-for-sale securities,
 net of deferred income taxes...............     --             --        --        --         --        196         196
Common stock dividend (10%).................     --            335     5,691    (6,026)        --         --          --
Cash paid on fractional shares..............     --             --        --         (3)       --         --           (3)
Dividends on common stock
 ($.38 per share)...........................     --             --        --     (1,400)       --         --       (1,400)
Net income..................................     --             --        --      5,220        --         --        5,220
                                             -----------------------------------------------------------------------------
Balance December 31, 1995...................     --          3,684    12,182     29,976       (78)        53       45,817

Treasury stock purchases....................     --             --        --         --      (128)        --         (128)
Change in net unrealized loss on
 available-for-sale securities,
 net of deferred income taxes...............     --             --        --         --        --       (121)        (121)
Issuance of preferred shares................    805             --    17,591         --        --         --       18,396
Dividends on common stock
 ($.44 per share)...........................     --             --        --     (1,612)       --         --       (1,612)
Dividends on preferred stock
 ($1.54 per share)..........................     --             --        --     (1,236)       --         --       (1,236)
Net income..................................     --             --        --      6,462        --         --        6,462
                                             -----------------------------------------------------------------------------

Balance December 31, 1996...................    805          3,684     29,773    33,590         (206)      (68)    67,578

Treasury stock purchases....................     --             --         --        --       (5,324)       --     (5,324)
Change in net unrealized loss on
 available-for-sale securities,
 net of deferred income taxes...............     --             --         --        --           --        15         15
Dividends on common stock
 ($.48 per share)...........................     --             --         --    (1,751)          --        --     (1,751)
Dividends on preferred stock
 ($1.875 per share).........................     --             --         --    (1,370)          --        --     (1,370)
Net income..................................     --             --         --     6,615           --        --      6,615
                                             -----------------------------------------------------------------------------
Balance December 31, 1997...................   $805         $3,684    $29,773   $37,084      $(5,530)    $ (53)   $65,763
                                             =============================================================================

See accompanying notes to consolidated financial statements

Matewan BancShares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------


(Dollars in Thousands)
                                                                                         1997       1996       1995
                                                                                     -------------------------------
Operating activities
Net income.........................................................................  $  6,615   $  6,462   $  5,220
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation.....................................................................     1,209      1,100        760
  Net amortization.................................................................     1,148      1,125        508
  Provision for loan losses........................................................     2,609      2,945      1,908
  Provision for deferred taxes.....................................................       136        243         70
  (Gain) loss on sale of assets....................................................       (94)                 (103)
  Net change in accrued interest receivable and other assets.......................    (3,189)      (825)    (1,354)
  Net change in accrued interest payable and other liabilities.....................     1,529       (181)      (843)
                                                                                     -------------------------------
Net cash provided by operating activities..........................................     9,963     10,869      6,166

Investing Activities
Net cash received in acquisition of subsidiary.....................................        --     15,822         --
Proceeds from maturities of available-for-sale securities..........................    14,360     21,275      7,925
Proceeds from maturities of held-to-maturity securities............................    31,954     39,794     47,360
Purchases of available-for-sale securities.........................................   (13,826)   (12,130)   (12,800)
Purchases of held-to-maturity securities...........................................   (44,893)   (76,915)   (38,236)
Net change in loans................................................................   (29,441)   (12,741)   (15,732)
Purchases of premises and equipment................................................    (1,475)    (1,704)    (1,371)
Proceeds from sale of premises and equipment.......................................       686         --        274
                                                                                     -------------------------------
Net cash used in investing activities..............................................   (42,635)   (26,599)   (12,580)

Finncing Activities
Net change in deposits.............................................................    11,966      5,559     23,740
Net change in short-term borrowings................................................     5,358      5,033      2,713
Proceeds from sale of preferred stock..............................................        --     18,396         --
Proceeds from long-term borrowings.................................................     1,170      8,000         --
Principal payments on long-term note...............................................      (588)      (421)        --
Treasury stock purchases...........................................................    (5,324)      (128)       (56)
Treasury stock sales...............................................................        --         --         57
Cash paid on fractional shares from stock dividend.................................        --         --         (3)
Cash dividends paid................................................................    (3,069)    (2,848)    (1,400)
                                                                                     -------------------------------
Net cash provided by financing activities..........................................     9,513     33,591     25,051
                                                                                     -------------------------------
Net change in cash and cash equivalents............................................   (23,159)    17,861     18,637
Cash and cash equivalents at beginning of year.....................................    64,683     46,822     28,185
                                                                                     -------------------------------
Cash and cash equivalents at end of year...........................................  $ 41,524   $ 64,683   $ 46,822
                                                                                     ==============================

See accompanying notes to consolidated financial statements

Matewan BancShares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1. Summary of Significant Accounting Policies (Dollars in Thousands, Except Per Share Data)

Organization

Matewan BancShares, Inc. (the Company) is a bank holding company with three financial institution subsidiaries engaged in community banking activities and providing financial services to individuals and businesses throughout southern West Virginia, eastern Kentucky, and western Virginia. The Company considers all of its principal business activities to be banking related.

Principles of Consolidation

The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practices within the banking industry. The accompanying consolidated financial statements include the accounts of Matewan BancShares, Inc. and its wholly-owned subsidiaries, Matewan National Bank (the Bank), Matewan Bank FSB (FSB), and Matewan Venture Fund, Inc. (the Fund). All intercompany balances and transactions have been eliminated in consolidation. The following is a summary of the more significant policies.

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

Debt securities not classified as held-to-maturity and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains or losses, net of deferred income taxes, reported in a separate component of shareholders' equity. The Company does not hold investment securities for trading purposes.

The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for the amortization of premiums and the accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated useful life of the security. Such amortization is included in interest income from investments. Realized gains and losses and declines in value judged to be other than temporary are included in net securities gains (losses). The cost of securities is based on the specific identification method.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated loan losses. Management's periodic review and evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may impair the ability of the borrower to repay (including the timing of future payments), the estimated value of any underlying collateral, composition and mix of the loan portfolio, current economic conditions, and other factors deemed relevant by management. This evaluation is inherently subjective as it

Matewan BancShares, Inc. and Subsidiaries
--------------------------------------------------------------------------------

requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed principally on the straight-line method over the estimated useful lives of the assets.

Intangible Assets

Intangible assets representing the present value of future net income to be earned from deposits of acquired affiliates are being amortized on an accelerated basis over an eight year period, approximating the expected run-off of the related deposits. Goodwill, the excess of purchase price over the estimated fair value of net assets acquired, is being amortized on a straight-line basis over a twenty year period. The carrying amount of goodwill is evaluated for impairment if facts and circumstances suggest that it may be impaired. If this evaluation indicates that goodwill will not be recoverable, as determined based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying amount of goodwill may be reduced.

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

The accrual of interest income generally is discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed, and interest accrued in prior periods is charged to allowance for loan losses. Management may elect to continue accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest, and the loan is in the process of collection. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgement as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation becomes current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Credit life insurance commissions on loans (principally short-term installment loans) are being recognized as collected. The use of this method of recognition does not produce results which are materially different from that which would have been produced had such commissions been deferred and amortized as an adjustment of loan yield over the life of the related loan.

Employee Benefit Plan

The Company has a defined benefit pension plan covering substantially all employees. Pension costs are actuarially determined and charged to expense. The Company provides no post employment or post retirement benefits other than pension benefits. The Company also provides a defined contribution plan and a match of employee contributions to such a plan for all its employees and affiliate employees.

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

Basic and Diluted Earnings Per Share

In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share. Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to Statement 128 requirements. Basic and diluted earnings per share are the same for periods presented as the conversion of preferred stock would be anti-dilutive. The Company has not issued any other potentially dilutive securities.

New Accounting Standards

The Financial Accounting Standards Board has issued several new accounting pronouncements with provisions becoming effective in 1997 and 1998. These pronouncements include SFAS No. 125, "Accounting for Transfers of Assets and Servicing of Financial Assets and Extinguishments of Liabilities;" SFAS No. 129, "Disclosures of Information about Capital Structures;" SFAS No. 130, "Reporting Comprehensive Income;" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". Certain provisions of SFAS No. 125 were applicable in 1997 and their adoption had no significant impact. The Company is in the process of fully evaluating all the new pronouncements and expects to adopt them in 1998 in accordance with the requirements. Such adoption is not expected to have a significant impact on the financial position of the Company or the results of its operations.

2. Acquisition Activity (Dollars in Thousands, Except Per Share Data)

On March 16, 1996, the Company acquired for cash all of the outstanding common stock of Bank One, Pikeville, N.A. (Kentucky) from Banc One Corporation. This transaction was accounted for under the purchase method of accounting. Accordingly, the consolidated financial statements include operations of Kentucky only from the date of acquisition. The aggregate purchase price was approximately $29,350, which includes costs of the acquisition. The Company financed this transaction with proceeds from the issuance of convertible preferred stock of approximately $18,396, long-term debt of $8,000, and available cash of $2,900. The excess of the purchase price over the estimated fair value of net tangible assets acquired was allocated to deposit base intangibles of approximately $2,500, which are being amortized on an accelerated basis over eight years, and goodwill of approximately $8,250, adjusted to $9,122 during 1997, which is being amortized on a straight-line basis over twenty years.

The following unaudited proforma financial information presents a summary of consolidated results of operations of the Company and Kentucky, adjusted for the cost of funding, as if the transaction has occurred at the beginning of each period presented.

                                                      1996     1995
                                                  -----------------
Proforma results of operations (unaudited)
  Net interest income............................. $26,270  $27,107
  Net income available to common shareholders.....   5,175    4,195
  Net income per common share.....................    1.41     1.14

The year ended December 31, 1997 represents the first full year of consolidated operations for the Company and Kentucky. Consequently, no proforma results are presented for 1997. In management's opinion, the unaudited proforma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of each period presented or of future operations of the combined companies under the ownership and management of the Company. On September 19, 1997 Kentucky was merged into the Company's primary banking subsidiary, Matewan National Bank (the Bank).

The Company has acquired banks in the current and prior years in acquisitions accounted for using the purchase method of accounting.

Matewan BancShares, Inc. and Subsidiaries
--------------------------------------------------------------------------------

The purchase prices were allocated to the identifiable tangible and intangible assets acquired and liabilities assumed based upon their estimated fair value as of the date of acquisition. Deposit base intangibles, included in other assets in the consolidated balance sheets, approximated $2,749 and $3,508 at December 31, 1997 and 1996, net of accumulated amortization approximating $2,499 and $1,740 at December 31, 1997 and 1996. Goodwill, included in other assets in the consolidated balance sheets, approximated $8,375 and $7,921 at December 31, 1997 and 1996, net of accumulated amortization approximating $749 and $310 at December 31, 1997 and 1996. Amortization of deposit base intangibles and goodwill approximated $1,168 in 1997, $980 in 1996, and $200 in 1995.

3. Investment Securities (Dollars in Thousands)

The following is a summary of the available-for-sale securities and held-to-maturity securities.

                                                                                                  December 31, 1997
                                                                               ----------------------------------------------------
                                                                                                   Gross       Gross      Estimated
                                                                               Amortized         Unrealized  Unrealized      Fair
                                                                                  Cost             Gains       Losses       Value
                                                                               ----------------------------------------------------
Available-for-Sale Securities
U.S. Treasury securities and obligations of U.S.
   government agencies.....................................................    $ 18,945            $ 37        $ (30)      $ 18,952
Obligations of states and  political subdivisions..........................       3,196              32           --          3,228
Other securities...........................................................       2,828              --         (127)         2,701
                                                                               ----------------------------------------------------
Total......................................................................    $ 24,969            $ 69        $(157)      $ 24,881
                                                                               ====================================================

Held-to-Maturity Securities
U.S. Treasury securities and obligations of U.S.
   government agencies.....................................................    $128,616            $502        $(279)      $128,839
Obligations of states and political subdivisions...........................       5,464              92          (77)         5,479
Other securities...........................................................       1,464              --           (4)         1,460
                                                                               ----------------------------------------------------
Total......................................................................    $135,544            $594        $(360)      $135,778
                                                                               ====================================================


                                                                                                  December 31, 1997
                                                                               ----------------------------------------------------
                                                                                                   Gross       Gross      Estimated
                                                                               Amortized         Unrealized  Unrealized      Fair
                                                                                  Cost             Gains       Losses       Value
                                                                               ----------------------------------------------------
Available-for-Sale Securities
U.S. Treasury securities and obligations of U.S.
   government agencies.....................................................    $ 18,926            $ 13        $ (15)      $ 18,924
Obligations of states and political subdivisions...........................       3,890              27           --          3,917
Other securities...........................................................       2,709              --         (139)         2,570
                                                                               ----------------------------------------------------
Total......................................................................    $ 25,525            $ 40        $(154)     $ 25,411
                                                                               ====================================================

Held-to-Maturity Securities
U.S. Treasury securities and obligations of U.S.
   government agencies.....................................................    $112,910            $346        $(560)     $112,696
Obligations of states and political subdivisions...........................       6,925              69           (6)        6,988
Other securities...........................................................       2,734               9           --         2,743
                                                                               ----------------------------------------------------
Total......................................................................    $122,569            $424        $(566)     $122,427
                                                                               ====================================================


Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------


The amortized cost and estimated fair values of investment securities at December 31, 1997, by contractual maturity, are shown in the following table. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay the obligations without prepayment penalties.

                                                     Estimated
                                          Amortized    Fair
                                            Cost       Value
                                         ----------------------
Available-for-sale
Due in one year or less................    $  4,971   $  4,994
Due after one year through five years..       8,574      8,595
Due after five years through ten years.       8,246      8,240
Due after ten years....................         350        351
Equity securities......................       2,828      2,701
                                         ----------------------
                                           $ 24,969   $ 24,881
                                         ======================


                                                     Estimated
                                          Amortized    Fair
                                            Cost       Value
                                         ----------------------
Held-to-maturity
Due in one year or less................    $ 21,879   $ 21,854
Due after one year through five years..      77,193     77,322
Due after five years through ten years.      24,121     24,250
Due after ten years....................      12,351     12,352
                                         ----------------------
                                           $135,544   $135,778
                                         ======================

The Company sold no investment securities in the three year period ended December 31, 1997.

At December 31, 1997 and 1996, investment securities with carrying amounts of $52,766 and $40,500, respectively, were pledged to secure public deposits and for other purposes.

4. Loans (Dollars in Thousands)

Major classifications of loans are as follows:


                                                      December 31,
                                                      1997       1996
                                                  -------------------
Commercial and financial loans                    $118,999   $108,240
Real estate loans (primarily residential)          157,290    144,693
Consumer loans                                     127,365    125,163
                                                  -------------------
Gross loans                                        403,654    378,096
Less unearned income                                  (543)    (1,309)
                                                  -------------------
Total loans                                        403,111    376,787
Less allowance for loan losses                      (5,478)    (5,986)
                                                  -------------------
Net loans                                         $397,633   $370,801
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

Matewan BancShares, Inc. and Subsidiaries
--------------------------------------------------------------------------------

The Company's subsidiaries have granted loans to officers and directors of the Company and its subsidiaries and to their associates. Related party loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.

The following presents the activity with respect to related party loans:

       Balance at January 1, 1997..................................................   $ 3,315
       Loans made..................................................................       827
       Principal collected.........................................................      (713)
       Other changes...............................................................    (1,927)
                                                                                      -------
       Balance at December 31, 1997................................................   $ 1,502
                                                                                      =======



5. Allowance for Loan Losses (Dollars in Thousands)

A summary of changes in the allowance for loan losses follows:



                                                                     1997      1996      1995
                                                                  ---------------------------
  Balance at beginning of year................................... $ 5,986   $ 2,973   $ 2,932
  Loans charged off..............................................  (4,141)   (3,738)   (2,394)
  Loan recoveries................................................   1,024       654       527
                                                                  ---------------------------
  Net charge-offs................................................  (3,117)   (3,084)   (1,867)
  Provision charged to expense...................................   2,609     2,945     1,908
  Balance of acquired subsidiary.................................      --     3,152        --
                                                                  ---------------------------
  Balance at end of year......................................... $ 5,478   $ 5,986   $ 2,973
                                                                  ===========================

At December 31, 1997 and 1996, the recorded investment in loans considered to be impaired was $11,040 and $10,922 (of which $2,987 and $1,733 were on a nonaccrual basis). Included in this amount is $1,532 and $1,986 of impaired loans for which the related allowance for loan losses is $705 and $756, and $9,508 and $8,936 of impaired loans that do not have an allowance for loan losses. The average recorded investment in impaired loans during the years ended December 31, 1997 and 1996 was approximately $10,895 and $9,525. During the years ended December 31, 1997 and 1996, the Company recognized interest income on impaired loans of $712 and $1,225, using the cash basis of income recognition.

6. Premises and Equipment (Dollars in Thousands)

The major categories of premises and equipment and related accumulated depreciation are summarized as follows:

                                       December 31
                                       1997      1996
                                    -----------------
   Land...........................  $ 4,178   $ 4,273
   Buildings and improvements.....   17,916    17,683
   Furniture and equipment........    6,711     6,068
                                    -----------------
                                     28,805    28,024
   Less accumulated depreciation..   (8,260)   (7,153)
                                    -----------------
                                    $20,545   $20,871
                                    =================

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

The Company has entered into noncancelable lease agreements (operating leases) with respect to certain premises and equipment. The minimum annual rental commitment under these operating leases is: 1998 - $603; 1999 - $470; 2000 - $382; 2001 - $265; 2002 - $225; with $1,001 of commitments extending beyond 2002.

Total rent expense, including cancelable and noncancelable leases, net of rental income of premises, approximated $444, $300, and $450 in 1997, 1996, and 1995.

7. Deposits (Dollars in Thousands)

Included in interest-bearing deposits are various time deposit products. Time deposits with remaining terms of more than one year at December 31, 1997, have aggregate maturities of $212,746 in 1998, $59,013 in 1999, $24,756 in 2000,
$2,379 in 2001, and $5,059 in 2002. At December 31, 1997 and 1996, time deposits exceeding $100 approximated $111,538 and $103,229.

At December 31, 1997 and 1996, the Company held deposits from related parties of $11,822 and $14,100. Interest paid on deposits, short-term borrowings, and long-term borrowings approximated $22,227, $18,130, and $12,340 in 1997, 1996, and 1995.

8. Short-Term Borrowings (Dollars in Thousands)

Short-term borrowings consist primarily of commercial repurchase agreements, short-term advances from the Federal Home Loan Bank (FHLB), and treasury tax and loan account. The weighted average interest rate on short-term borrowings approximated 4.45% and 4.04% at December 31, 1997 and 1996.

The Company's banking subsidiaries are members of the FHLB (Pittsburgh and Cincinnati). One benefit of the banking subsidiaries' membership in FHLB is the availability of both short-term and long-term funding, in the form of collateralized advances. The available lines of credit at prevailing market interest rates, at December 31, 1997, approximated $115,000. At December 31, 1997 and 1996, short-term advances from the FHLB approximated $7,500 and $5,000 at an interest rate of 5.63%

and 3.61%.

9. Long-Term Borrowings (Dollars in Thousands)

Long-term borrowings consist of FHLB advances and a note payable that the Company secured in March of 1996 to assist in funding the acquisition of Kentucky.

The balance due on FHLB advances as of December 31, 1997 approximated $1,170 and is scheduled to mature as follows:

1998 - $80; 1999 - $92; 2000 - $98; 2001 - $104; 2002 - $111; and $685
thereafter. The weighted average interest rate on these advances was 6.23%.

The balance due on long-term borrowings as of December 31, 1997 approximated $6,991. This debt is secured by the outstanding stock of the Company's primary subsidiary bank and is payable to a financial institution through April 2006 at an interest rate of 7.75%. As of December 31, 1997, the Company has complied with the restrictive covenants in the agreement. The principal is payable over the next five years as follows: 1998 - $638; 1999 - $690; 2000 - $750; 2001 -
$810; 2002 - $875; and $3,228 thereafter.

Matewan BancShares, Inc. and Subsidiaries
--------------------------------------------------------------------------------

10. Income Taxes (Dollars in Thousands)

The applicable income tax provision included in the consolidated statements of income is summarized as follows:

                       1997    1996    1995
                     ----------------------
Current:
    Federal          $2,896  $3,116  $2,520
    State               463     348     393
                     ----------------------
Total current         3,359   3,464   2,913

Deferred
    Federal             107     227      56
    State                29      16      14
                     ----------------------
Total deferred          136     243      70
                     ----------------------
   Total             $3,495  $3,707  $2,983
                     ======================

The Company incurred no taxes related to securities transactions in the three years in the period ended December 31, 1997.

A reconciliation between the amount of reported income tax expense and the amount computed by applying the statutory federal income tax rate to income before taxes is as follows:

                                                      1997             1996              1995
                                               ----------------   ---------------   ---------------
                                                 Amount Percent    Amount Percent    Amount Percent
                                               ----------------   ---------------   ---------------
Computed tax at
 statutory federal rate                          $3,438    34.0%   $3,458    34.0%   $2,789    34.0%
Plus: State income tax net of
    federal tax benefits                            325     3.2       240     2.4       269     3.3
                                               ----------------   ---------------   ---------------
                                                  3,763    37.2     3,698    36.4     3,058    37.3

Increase (decrease) in taxes resulting from:
    Tax-exempt interest                            (235)   (2.3)     (182)   (1.8)      (65)    (.8)
    Other                                           (33)    (.3)      191     1.9       (10)    (.1)
                                               ----------------   ---------------   ---------------
Actual tax expense                               $3,495    34.6%   $3,707    36.5%   $2,983    36.4%
                                               ================   ===============   ===============

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                                        December 31
                                                                                      ---------------
                                                                                        1997     1996
Deferred tax assets:
    Allowance for loan losses.......................................................  $1,555   $1,705
    Deferred revenue................................................................     414      285
    Other liabilities...............................................................     161      340
    Accrued employee benefits.......................................................     105       87
    Available-for-sale investments..................................................      35       45
    Other...........................................................................      98       18
                                                                                      ---------------
Total deferred tax assets...........................................................   2,368    2,480

Deferred tax liabilities:
    Intangible assets...............................................................   1,459    1,788
    Capitalized costs...............................................................     793      399
    Premises and equipment..........................................................     155      246
    Available-for-sale investments..................................................      --       --
                                                                                      ---------------
Total deferred tax liabilities......................................................   2,407    2,433
                                                                                      ---------------
Net deferred tax assets.............................................................  $  (39)  $   47
                                                                                      ===============


Income taxes paid approximated $3,465, $3,669, and $3,775 in 1997, 1996, and 1995.

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

The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31:


                                                                 1997     1996
                                                               ---------------
Projected benefit obligation:
  Vested benefit obligation................................... $1,875   $2,128
  Nonvested benefit obligation................................     45       42
                                                               ---------------
Accumulated benefit obligation................................  1,920    2,170
  Effect of estimated future pay increases....................    321      120
                                                               ---------------
Projected benefit obligation..................................  2,241    2,290

Plan assets at fair value.....................................  2,646    2,489
                                                               ---------------
Projected benefit obligation less plan assets.................    405      199

Unrecognized prior service benefit............................   (424)    (447)
Unrecognized net asset at transition, net of amortization.....   (232)    (251)
Unrecognized net loss from past experience
  different from that assumed.................................    (60)     281
                                                               ---------------
Accrued pension cost included in other liabilities............ $ (311)  $ (218)
                                                               ===============

Matewan BancShares, Inc. and Subsidiaries
--------------------------------------------------------------------------------

Following is a summary of the components of net periodic pension cost:

                                                      1997    1996    1995
                                                     ---------------------
   Service cost-benefits earned during the period..  $ 169   $ 180   $ 151
   Interest cost on projected benefit obligation...    143     142     141
   Actual (return) loss on plan assets.............   (297)   (143)   (428)
   Net amortization and deferral...................     83     (57)    265
                                                     ---------------------
   Net periodic pension cost (benefit).............  $  98   $ 122   $ 129
                                                     =====================

At December 31, 1997 and 1996, a 7% weighted average discount rate and a 3% rate of increase in future compensation levels were used to determine the actuarial present value of the projected benefit obligation. The expected long-term rate of return on the plan assets for the three years in the period ended December 31, 1997, was 7%. Plan assets consist principally of United States Treasury and agency securities, equity securities, mutual funds, and short-term investment funds.

The Company sponsors a defined contribution plan begun in 1995 which covers substantially all employees. Contributions to the plan are based on a percentage of the employees' contributions to the plan. The Company contributed $39 and $35 to the plan in 1997 and 1996.

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

Standby Letters of Credit: These agreements are used by the Company's customers as a means of improving their credit standing in their dealings with others. Under these agreements, the Company guarantees certain financial commitments in the event that its customers are unable to satisfy their obligations. The Company has issued standby letters of credit of approximately $7,621 and $10,300 as of December 31, 1997 and 1996.

Loan Commitments: At December 31, 1997 and 1996, the Company had commitments outstanding to extend credit of approximately $21,752 and $22,000. These commitments generally require the customers to maintain certain credit standards.

The Company evaluates each customer's creditworthiness on a case-by-case basis. Management generally requires collateral to secure these commitments. The amount of collateral obtained by the Company is based on management's credit evaluation of the counterparty. Collateral held varies, but may include deposits in financial institutions, accounts receivable, inventory, equipment, and real estate.

Management conducts regular reviews of these commitments and the results are considered in assessing the adequacy of the Company's allowance for loan losses. Management does not anticipate any material losses as a result of these standby letters of credit and loan commitments.

13. Shareholders' Equity (Dollars in Thousands)

During 1996, the Company sold 805,000 shares of 7.5% Cumulative Convertible Preferred Stock (Preferred Stock), with an aggregate liquidation value of $20,125 to assist in funding the acquisition of Kentucky. The Preferred Stock accrues an annual dividend of $1.875 per share, payable quarterly. In the event that full cumulative dividends on the Preferred Stock have not been paid when due, the Company may not declare or pay any dividends or make other distributions on its common stock. The Company

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

has made all of the required quarterly dividend payments on its Preferred Stock as of December 31, 1997.

Each share of Preferred Stock is convertible into one share of common stock. The value of the Preferred Stock is fixed at $22 per share upon conversion. Preferred shareholders have no voting rights, except as required by law. The Preferred Stock is not subject to any mandatory redemption or sinking fund provision. The Preferred Stock is redeemable as a whole or in part at the option of the Company for cash on or after March 15, 2000 at a price of $26.125 per share, declining annually to $25 per share on March 31, 2006 and thereafter.

In January 1997, the Board of Directors (the Board) of the Company approved the use of up to $3,000 to repurchase outstanding shares of Preferred Stock. In April 1997, the Board authorized the repurchase of 114,500 shares of Preferred Stock via a tender offer to be issued in the second quarter and the repurchase of an additional 120,000 shares via open market transactions subsequent to consummation of all tender offer transactions. On April 30, 1997, the Company filed a Schedule 13E-4 with the Securities and Exchange Commission for the purpose of issuing a tender offer to holders of Preferred Stock to repurchase the 114,500 shares at a price to be determined via the offering, but in no event to be less than $24.00 or greater than $26.50 per share.

On May 30, 1997, the Company filed an amended Schedule 13E-4 to extend the tender offer an additional 10 days. On June 13, 1997, the Company closed the tender offer and repurchased 39,042 shares of its Preferred Stock for approximately $1,035. Separately, the Company in privately negotiated transactions purchased an additional 137,000 shares for approximately $3,755.

The primary source of funds for dividends paid by the Company to its shareholders is dividends received from its banking subsidiaries. Dividends paid by banking subsidiaries are subject to restriction by banking regulations. The restrictive provisions for a national bank require approval by the Comptroller of the Currency if dividends declared in any year exceed the current year's net income, plus the retained net profits of the preceding two years. Similar restrictive provisions for a federal savings bank limit dividends to the earnings of the four quarters prior to the dividend declaration. During 1997, net retained profits available for distribution to the Company as dividends, without regulatory approval, approximate $4,518 plus net income for the interim period through the date of declaration.

14. Regulatory Matters (Dollars in Thousands)

The Company and its banking subsidiaries are subject to various regulatory capital requirements administered by the federal banking agency. Under capital adequacy guidelines, the Company and its banking subsidiaries must meet specific capital guidelines that involve quantitative measures of the Company and its banking subsidiaries' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company and its banking subsidiaries' capital amounts and classification are also subject to qualitative judgements by regulators about components, risk, weightings, and other factors.

Quantitative measures require the Company and its banking subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total, Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Company and its banking subsidiaries meet all capital adequacy requirements to which they are subject.

As of December 31, 1997, the most recent notifications from the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, and the Office of Thrift Supervision categorized the Company and its two major subsidiaries, the Bank and FSB as well capitalized. To be categorized as well capitalized, minimum total risk-based, Tier I risk-based, And Tier I leverage ratios as set forth in the following table must be maintained by the Company, the Bank, and FSB. There are no conditions or events since that notification that management believes have changed any institution's category. However, the volatility of the unrealized gain or loss on available-for-sale securities, which is a component of capital, may affect capital adequacy in the future.

Matewan BancShares, Inc. and Subsidiaries
--------------------------------------------------------------------------------


The Company, the Bank and FSB actual capital amounts and ratios are presented in the following table.


                                                                            For Capital
                                                                              Adequacy                      To Be Well
                                                        Actual                Purposes                      Capitalized
                                                   ----------------   --------------------------   ---------------------------
                                                    Amount    Ratio   Amount          Ratios       Amount         Ratio
                                                   ----------------   --------------------------   ---------------------------
As of December 31, 1997
  Total Capital (to Risk Weighted Assets):
      Matewan Bancshares..........................  $59,825   14.41%   33,194   greater than=8.00  $41,493  greater than=10.00
      Matewan National Bank.......................   58,401   15.91    29,361   greater than=8.00   36,701  greater than=10.00
      Matewan Bank FSB............................    6,419   12.92     3,975   greater than=8.00    4,968  greater than=10.00
  Tier I Capital (to Risk Weighted Assets):
      Matewan Bancshares..........................   54,637   13.16    16,597   greater than=4.00   24,896   greater than=6.00
      Matewan National Bank.......................   53,811   14.66    14,681   greater than=4.00   22,021   greater than=6.00
      Matewan Bank FSB............................    5,911   11.90     1,988   greater than=4.00    2,981   greater than=6.00
  Tier I Capital (to Average Assets):
      Matewan Bancshares..........................   54,637    8.77    24,906   greater than=4.00   31,132   greater than=5.00
      Matewan National Bank.......................   53,811    9.60    22,421   greater than=4.00   28,027   greater than=5.00
      Matewan Bank FSB............................    5,911    6.89     3,430   greater than=4.00    4,288   greater than=5.00

As of December 31, 1996
  Total Capital (to Risk Weighted Assets):
      Matewan Bancshares..........................   60,988   15.53    31,219   greater than=8.00   39,023  greater than=10.00
      Matewan National Bank.......................   35,761   14.86    19,254   greater than=8.00   24,068  greater than=10.00
      Matewan National Bank/Kentucky..............   21,903   17.87     9,805   greater than=8.00   12,257  greater than=10.00
      Matewan Bank FSB............................    4,961   11.07     3,586   greater than=8.00    4,483  greater than=10.00
  Tier I Capital (to Risk Weighted Assets):
      Matewan Bancshare...........................   54,108   13.87    15,609   greater than=4.00   23,414   greater than=6.00
      Matewan National Bank.......................   33,220   13.80     9,627   greater than=4.00   14,441   greater than=6.00
      Matewan National Bank/Kentucky..............   20,371   16.62     4,903   greater than=4.00    7,354   greater than=6.00
      Matewan Bank FSB............................    4,544   10.14     1,793   greater than=4.00    2,690   greater than=6.00
  Tier I Capital (to Average Assets):
      Matewan Bancshares..........................   54,108    9.64    22,453   greater than=4.00   28,067   greater than=5.00
      Matewan National Bank.......................   33,220    9.29    14,310   greater than=4.00   17,888   greater than=5.00
      Matewan National Bank/Kentucky..............   20,371   12.50     6,518   greater than=4.00    8,147   greater than=5.00
      Matewan Bank FSB............................    4,544    8.94     2,033   greater than=4.00    2,542   greater than=5.00

The banking subsidiaries of the Company are required to maintain average reserve balances with the Federal Reserve Bank or as cash in their vault. The average amount of those reserve balances for the year ended December 31, 1997, approximated $2,934.

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

15. Disclosures about Fair Value of Financial Instruments (Dollars in Thousands)

FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. in that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value to the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheets for cash and cash equivalents approximate those assets' fair value.

Interest-Bearing Deposits in Other Banks: The carrying amounts reported in the balance sheet for interest-bearing deposits in other banks approximate those assets' fair value.

Investment Securities: Fair values for investment securities are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of similar instruments.

Loans: The fair values of fixed rate commercial, real estate, and consumer loans are estimated using discounted future cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Deposits: The estimated fair values of demand deposits (i.e., interest and noninterest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to their carrying amounts. Fair value for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates, currently being offered on certificates, to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings: The carrying amounts in the balance sheets for short-term borrowings approximate those liabilities' fair values.

Long-term borrowings: The fair values of long-term borrowings are estimated using discounted cash flow analyses based on the company's current incremental borrowing rates for similar types of borrowing arrangements.

The estimated fair values of the Company's financial instruments are as follows:

                                                       1997                1996
                                                 ------------------  ------------------
                                                 Carrying    Fair    Carrying    Fair
                                                 Amounts    Value    Amounts    Value
                                                 ------------------  ------------------
Financial Assets:
     Cash and cash equivalents.................. $ 27,225  $ 27,225  $ 58,649  $ 58,649
     Interest-bearing Deposits In Other Banks...   14,299    14,299     6,034     6,034
     Investment Securities......................  160,425   160,659   147,980   147,838
     Loans......................................  397,633   398,214   370,801   370,379

Financial Liabilities:
     Deposits...................................  535,274   537,744   523,308   525,870
     Short-term borrowings......................   28,577    28,577    23,219    23,219
     Long-term Borrowings.......................    8,161     8,021     7,579     7,497

Matewan BancShares, Inc. and Subsidiaries
--------------------------------------------------------------------------------

16. Other Expenses (Dollars in Thousands)

The following details certain items of other expenses for the periods indicated:

Other Expense:                                                                      1997     1996      1995
                                                                                  --------------------------
    Telephone..................................................................... $   610  $   643  $   382
    Legal & auditing..............................................................     703      465      269
    Dealer fees...................................................................     529      321       23
    Core deposit amortization.....................................................     759      672      190

17. Parent Company Only Condensed Financial Information (Dollars in Thousands)

Condensed Balance Sheets

                                                                                     December 31
                                                                                    1997     1996
                                                                                   ----------------
Assets
Cash.............................................................................. $   192  $    59
Investment securities - available-for-sale........................................   2,834    3,766
Investment in banking subsidiaries................................................  70,787   69,573
Investment in nonbanking subsidiary...............................................     849      877
Loans.............................................................................     194      240
Premises & equipment..............................................................     361      382
Other assets......................................................................   1,137      887
                                                                                   ----------------
Total assets...................................................................... $76,354  $75,784
                                                                                   ================
Liabilities and shareholders' equity
Liabilities:
 Notes payable.................................................................... $   137  $   137
 Note payable to nonbank subsidiary...............................................     300      300
 Commercial repurchase agreement..................................................   2,857       --
 Long-term borrowings.............................................................   6,991    7,579
 Other liabilities................................................................     306      190
                                                                                   ----------------
Total liabilities.................................................................  10,591    8,206
Shareholders' equity..............................................................  65,763   67,578
                                                                                   ----------------
Total liabilities and shareholders' equity........................................ $76,354  $75,784
                                                                                   ================

Condensed Income Statements


                                                                                      Year ended December 31
                                                                                      1997     1996     1995
                                                                                   -------------------------
Income:
  Dividends from bank subsidiary.................................................  $ 6,616  $ 2,200  $ 7,100
  Dividends from nonbank subsidiary..............................................       --       --       58
Operating expenses, net..........................................................      400      186       18
                                                                                   -------------------------
Income before equity in undistributed
   earnings (excess dividends) of subsidiaries...................................    6,216    2,014    7,140
Equity in undistributed earnings (excess
  dividends) of subsidiaries.....................................................      399    4,448   (1,920)
                                                                                   -------------------------
Net income.......................................................................    6,615    6,462    5,220
Preferred stock dividends........................................................    1,370    1,236       --
                                                                                   -------------------------
Net income available to common shareholders......................................  $ 5,245  $ 5,226  $ 5,220
                                                                                   =========================

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------

17. Parent Company Only Condensed Financial Information (Continued)

Condensed Statements of Cash Flows


                                                                                         Year ended December 31
                                                                                        1997       1996      1995
                                                                                     -----------------------------
Operating activities
Net income                                                                           $ 6,615   $  6,462   $ 5,220

Adjustments to reconcile net income to net cash provided by operating activities:
   (Equity in undistributed earnings) excess dividends of subsidiaries                  (399)    (4,448)    1,920
   Depreciation expense                                                                   21         (9)       12
   Change in other assets                                                               (250)       (13)     (145)
   Change in other liabilities                                                            64         55        47
   Change in dividends receivable                                                         --       5,000    (5,000)
                                                                                     -----------------------------
Net cash provided by operating activities                                               6,051      7,047     2,054

Investing activities
Investment in subsidiary                                                                (800)   (28,600)       --
Return of investment from subsidiary                                                      28         26       697
Purchases of premises and equipment                                                       --        (21)     (358)
Purchase of investment securities                                                         --     (1,577)     (793)
Change in net loans                                                                       46         --        --
Proceeds from sale of investment securities                                               --         --        --
Proceeds from maturity of investment securities                                          932         --        --
                                                                                     -----------------------------
Net cash provided by (used in) investing activities                                      206    (30,172)     (454)

Financing activities

Cash dividends paid on common and preferred stock                                     (3,069)    (2,848)   (1,400)
Purchase of treasury stock                                                            (5,324)      (128)      (56)
Sale of treasury stock                                                                    --         --        57
Proceeds from commercial repurchase agreement                                          2,857         --        --
Cash paid on fractional shares                                                            --         --        (3)
Payment of note payable                                                                   --         --      (100)
Proceeds from long-term borrowings                                                        --      8,000        --
Payments on long-term borrowings                                                        (588)      (421)       --
Proceeds from sale of preferred stock                                                     --     18,396        --
                                                                                     -----------------------------
Net cash provided by (used in) financing activities                                   (6,124)    22,999    (1,502)
                                                                                     -----------------------------
(Decrease) increase in cash                                                              133       (126)       98
Cash at beginning of year                                                                 59        185        87
                                                                                     -----------------------------
Cash at end of year                                                                  $   192   $     59   $   185
                                                                                     =============================

Matewan BancShares, Inc. and Subsidiaries
--------------------------------------------------------------------------------

18. Quarterly Financial Data (Unaudited) (Dollars in Thousands, Except Per Share
    Data)

Quarterly financial data for 1997 and 1996 is summarized below:

                                                               Quarter Ended
                                              March 31       June 30  September 30   December 31
                                              ---------------------------------------------------
1997
Interest income............................... $12,567       $12,929       $13,022       $13,479
Interest expense..............................   5,505         5,538         5,605         5,877
Net interest income...........................   7,062         7,391         7,417         7,602
Provision for loan loss.......................     381           694           976           558
Net income....................................   1,538         1,555         1,668         1,854
Preferred dividends...........................     311           394           352           313
Net income available to common shareholders...   1,227         1,161         1,316         1,541
Net income per common share...................     .34           .32           .36           .42

1996
Interest income............................... $ 9,065       $12,459       $12,347       $12,513
Interest expense..............................   3,681         5,047         5,046         5,095
Net interest income...........................   5,384         7,412         7,301         7,418
Provision for loan loss.......................     462           979           664           840
Net income....................................   1,309         1,707         1,743         1,703
Preferred dividends...........................     116           376           360           384
Net income available to common shareholders...   1,193         1,331         1,383         1,319
Net income per common share...................     .33           .36           .38           .36

Matewan BancShares, Inc. and Subsidiaries


Description of Business
--------------------------------------------------------------------------------

General

Matewan BancShares, Inc. (the Company or Registrant) is a registered bank holding company organized in 1984 for the purpose of acquiring the Matewan National Bank (the Bank) as a wholly-owned subsidiary. On December 21, 1987, the Company merged with Guyan Bancshares, Inc. and the Bank was merged with the two Guyan Bancshares subsidiaries, Gilbert Bank and Trust and American National Bank, with the Company and the Bank being the surviving entities in the respective transactions.

The Company organized a new entity, Matewan Venture Fund, Inc. (the Fund), on December 16, 1988, as a wholly-owned subsidiary of the Company for the purpose of making venture capital loans and investments within West Virginia. The Company contributed $1 million in capital to the Fund at the date of formation. An additional capital contribution of $1 million to the Fund was made during 1989.

The Company established Matewan Bank FSB (the FSB), a wholly-owned federal savings bank, on November 9, 1993. FSB, headquartered in Pikeville, Kentucky and authorized to engage in all permissable thrift related activities, commenced business January 3, 1994. The Company provided an initial $4 million capital infusion to FSB on the commencement of business. The Company made an additional $800 thousand infusion of capital to FSB in March of 1997.

On September 28, 1995, the Company entered into a definitive agreement with Banc One Corporation and Banc One Kentucky Corporation under which the Company agreed to purchase from Banc One Kentucky Corporation one hundred percent (100%) of the voting stock of Bank One, Pikeville, N.A. (Pikeville), subject to the appropriate regulatory approvals. On March 15, 1996, the Company consummated the $29.4 million acquisition via a cash purchase. Pikeville retained its separate bank charter and resumed operations as Matewan National Bank/Kentucky (Kentucky), a wholly-owned subsidiary of the Company. On September 21, 1997, Kentucky was merged with the Bank.

The Company considers its general market area to be southern West Virginia, eastern Kentucky, and western Virginia. More specifically, the Company has identified as its core market the fifteen county market area comprised of Mingo, Logan, Boone, Lincoln and Wayne counties in West Virginia, Pike, Floyd, Johnson, Martin, and Letcher counties in Kentucky, and Buchanan, Tazewell, Wise, Russell, and Washington counties in Virginia. As of December 31, 1997, the Company had consolidated assets of approximately $645 million and shareholders' equity of approximately $65.8 million.

Matewan National Bank

The Bank, organized as a national bank in 1913, maintained its executive office in Matewan, West Virginia from that time until the first quarter of 1994. Since that time it has maintained its executive office in Williamson, West Virginia. The Bank also conducts operations at its branch offices in Matewan, Delbarton, Kermit, Williamson, Gilbert, two locations in Logan, and Danville, West Virginia. The Bank operates drive-in facilities at each of its locations. In May of 1994, the Bank opened the Money Center in Williamson, West Virginia. The Money Center, in addition to serving as a centralized location for all of the lending departments of the Bank,

Matewan BancShares, Inc. and Subsidiaries


--------------------------------------------------------------------------------



also serves as a loan production office, a state-of-the-art loan support office, and the headquarters for the financial services division of the Bank. In 1997, the Bank opened two new de novo branch offices in Vansant and Lebanon, Virginia.

Kentucky, organized and operated under a national bank charter, maintained its executive office in Pikeville, Kentucky. Kentucky also conducted operations at its branch offices in Shelby Valley, Ferrell's Creek, Phelps, Sidney, Coal Run, and South Williamson, Kentucky. On June 30, 1996, Kentucky closed the offices in Coal Run and South Williamson due to the overlap created between these offices and existing offices of other Company affiliates in the immediate communities. Kentucky operates drive-in facilities at each of its locations.

On September 19, 1997, Kentucky merged with the Bank, with the former surrendering its separate national bank charter in the process. The merger of the Bank and Kentucky resulted in the creation of a sole national bank affiliate of the Company with thirteen full service banking offices in West Virginia and Kentucky. On November 15, 1997, the Bank closed the Sidney, Kentucky office.

On December 26, 1997, the Bank acquired all of the assets and liabilities of the Abingdon and Richlands, Virginia offices of FSB via a purchase and assumption transaction. The impact of this acquisition, the merger with Kentucky, and the de novo branches opened in Virginia in 1997 was that the Bank closed the year as an institution with $564 million in total assets, $459 million in total deposits, and fifteen full service banking offices. On January 7, 1998, the Bank closed the Logan Stratton Street office.

The Bank provides a full range of commercial banking services. It provides automobile, mobile home, personal household, credit cards, commercial and small business, construction and permanent real estate, student, and various government-guaranteed loans, as well as commercial equipment leasing. The Bank offers a variety of deposit instruments to its customers, such as free checking, regular checking and NOW accounts, regular and special passbook savings accounts, money market and index deposit accounts, certificates of deposit, and IRAs. In addition, certain non-deposit investment alternatives, mainly commercial repurchase agreements, are available. Other Bank services include check cashing, check collection, letters of credit, travelers checks, wire transfers, purchase and redemption of U.S. Government savings bonds, purchase and redemption of U.S. Government and agency obligations for Bank customers, certified and cashier checks, notary public services, safe deposit boxes, and credit life and disability insurance. Through its financial services division, the Bank, through Matewan Insurance and Investments, Inc., a wholly-owned subsidiary, also offers a wide range of nontraditional and uninsured financial products and services, such as mutual fund investments, sale and purchase of debt and equity securities, annuities, life insurance products, and property and casualty insurance products.

In April of 1997, the Company and Bank entered into an exclusive agreement with Acordia of West Virginia to offer a full line of insurance products through all Bank outlets in West Virginia, Kentucky, and Virginia. Consequently, the Bank's line of product offerings has been expanded to include homeowner's insurance, automobile insurance, flood insurance, title insurance, most other types of property and casualty insurance, as well as most lines of life, health, and commercial insurance.

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------


Matewan Venture Fund

The Fund was formed on December 16, 1988 as a qualified West Virginia Capital Company. Operations of the Fund are housed in the Bank's Matewan office. The Fund was formed primarily for the purpose of making "venture capital loans and investments" in small and developing companies situated in West Virginia. The Fund initially was capitalized through the purchase of all (1,000 common shares) of the Fund's authorized capital stock by the Company for $1 million. An additional 1,000 shares were authorized, issued, and purchased by the Company for $1 million in December of 1989. Under West Virginia law, the Company's investment in the Fund has generated substantial tax credits against West Virginia tax liabilities. These credits were made available upon the formation of the Fund. The principal activity of the Fund is making venture capital loans to and investments in qualified companies.

Matewan Bank FSB

FSB was organized and established as a federally chartered "de novo" savings bank on November 9, 1993. FSB established corporate headquarters in Pikeville, Kentucky and commenced business operations at its Pikeville office on January 3, 1994. In November of 1994, FSB commenced operations at a second office located in Paintsville, Kentucky. In the second quarter of 1995, FSB established two additional branch offices inside of supermarkets in Pikeville, Kentucky and Goody, Kentucky. In 1996 FSB opened an additional four offices: a full-service branch in Prestonsburg, Kentucky; a financial services and business development branch in Richlands, Virginia; and two additional supermarket branch offices in Abingdon, Virginia and Whitesburg, Kentucky. On December 26, 1997, FSB transferred all interests in its offices in Richlands and Abingdon to Matewan National Bank.

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

FSB was initially capitalized in the amount of $4 million by the Company. The Company made an additional $800 thousand capital infusion in March of 1997. Operating losses for FSB had been anticipated in the early periods of its operation as it becomes established in its markets. The FSB's contribution to the overall earnings of the Company was approximately 9% for 1997, approximately 6% for 1996, and approximately 4% for 1995.

Matewan BancShares, Inc. and Subsidiaries


--------------------------------------------------------------------------------

Delivery Systems

The Company uses sophisticated technology to enhance its delivery systems. The Company also maintains an integrated PC-based server network system that provides immediate interaction among all operating functions of its subsidiaries, thereby enhancing internal communication and customer service. The Company offers retail customers 24 hour banking via touch-tone phone by means of an interactive voice response system. Company affiliates maintain an Automated Teller Machine (ATM) network of approximately 25 machines in the core market area. The Company also offers retail customers the ability to access account information, transfer funds, and pay certain bills via personal computer. The Company currently utilizes personal computer technology to enable commercial customers to access cash management services via interlinks with the Company's mainframe computer. In addition, utilization of such technology enables the Company to employ sophisticated credit rating and pricing models at its subsidiaries for the purpose of pricing loan products to reflect credit risk more accurately.

Summary and Mission Statement

The following table depicts pertinent financial and operational data of all of the subsidiaries of Matewan BancShares, Inc. as of December 31, 1997 (in thousands of dollars).

                                                        Total    Employees
                          Total      Net      Total    Equity   (Full-Time    Total
                          Assets    Loans    Deposits  Capital  Equivalent)  Offices

Matewan National Bank    $563,732  $347,974  $458,893  $64,877         249        15
Matewan Bank FSB           83,248    49,401    76,494    5,910          45         6
Matewan Venture Fund          849        64         -      849          na        na

As of December 31, 1997, the Company had six officers who regularly provide services to the Bank, Fund, FSB, or Kentucky. These officers are compensated by the Bank or FSB. Subsidiaries of the Company had 294 full-time equivalent employees as of the same date. Company subsidiaries operated 21 full service offices and one loan production office.

Through its mission statement, the Company targets a goal of being the leading provider of financial services in the markets in which it operates. Through its subsidiaries, the Company is engaged in providing a full range of consumer and commercial financial services throughout southern West Virginia, eastern Kentucky, and western Virginia.

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

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------


The Bank is a national bank. The primary regulator of national banks is the Office of the Comptroller of the Currency (the OCC). FSB is a federal savings bank. The principal regulator of federal savings banks is the Office of Thrift Supervision (the OTS). As federally insured institutions and Federal Reserve members, all are subject to regulation by the Federal Deposit Insurance Corporation (the FDIC) and the FRB.

The Fund is a qualified West Virginia Capital Company. Its principal regulator is the West Virginia Economic Development Authority (the WVEDA). It is also subject to regulation by the FRB.

Legislation

In December of 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to other federal banking statutes. Among other things, FDICIA requires federal banking regulatory authorities to take "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. For these purposes, FDICIA established five capital tiers: (1) well capitalized, (2) adequately capitalized, (3) undercapitalized, (4) significantly undercapitalized, and (5) critically undercapitalized. In addition, FDICIA placed certain requirements on management of banks with more than $500 million in assets to comply with certain internal control monitoring guidelines. The Bank's growth and the 1997 merger of Kentucky makes it subject to these requirements beginning in 1998. The federal banking regulatory agencies have adopted regulations to implement the prompt corrective action provisions of FDICIA.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (Riegle-
Neal), enacted in September 1994, provides for nationwide interstate banking and branching. Under Riegle-Neal, interstate acquisitions of banks and/or bank holding companies in any state by bank holding companies in any other state became permissable as of September 29, 1995. Interstate branching and consolidations of existing bank subsidiaries in different states became permissable on June 1, 1997. The permissability of consolidations and branching was permitted to be accelerated by "opting-in" by individual states until June 1, 1997. States were also permitted until the same date to adopt legislation to "opt-out" of interstate branching and consolidations, but in that event the state choosing to "opt-out" would make its own state banks ineligible to branch into, or consolidate operations in other states.

Competition

The Company's defined geographic market area stretches across three states, where it finds itself operating in distinctly different competitive environments along state lines.

West Virginia: With final enactment of Riegle-Neal, interstate banking became fully implemented in West Virginia. The competitive environment could be expected to change accordingly. In the five West Virginia counties of the Company's general market area, eight institutions that would be classified as banks or thrifts and three credit unions operate thirty-four offices. These offices range from affiliates of nationally prominant bank holding companies to locally owned unit banks. In terms of market share, the Company currently is a close second to Bank One affiliates. In December of 1996, Bank One announced that it had signed a

Matewan BancShares, Inc. and Subsidiaries


--------------------------------------------------------------------------------


definitive agreement wherein it would sell some of its offices in this market area to two non-West Virginia parties. While consummation of this transaction will add two new competitors (and increase the potential for greater competition) to the Company's West Virginia markets, it will also lift the Company to first in terms of market share.

Kentucky: In the five county Kentucky market area, ten institutions representing banks or thrifts and two credit unions operate sixty-three offices. The Kentucky market differs somewhat from that of West Virginia in that no major out of state companies have any significant presence. Kentucky's restrictions on intercounty banking have tended over the past decade to discourage out of state banking companies from expanding anywhere in the state except for the major urban markets. The largest competitors in the Company's market area are affiliated with Kentucky based holding companies. The smaller competitors tend to be locally owned unit banks. Most merger or acquisition activity has been combinations between in-market entities. Currently, the Company maintains the third highest market share of institutions operating within its Kentucky markets.

Virginia: Partly because the state of Virginia has had proactive interstate branching regulations in place for some time, the Virginia market of the Company is the most competitive and crowded. The Company opened its first office in Virginia as a de novo branch in July of 1996 and followed with three subsequent new branches since. The Company has not operated in Virginia long enough to have acquired any meaningful market share. Like the Company's West Virginia market, the range of competitors runs the spectrum of large nationally prominant banking companies to small locally owned community banks. Unlike the Company's Kentucky markets where the trend in mergers and acquisitions has tended to be local combinations, merger and acquisition activity in Virginia markets has tended to involve the larger banking companies.

Under Riegle-Neal, banking companies, particularly those operating along state borders or with multi-state operations, could expect to find the local environment much more competitive. This more intense competitive environment could be in the form of an increased number of traditional banking competitors operating under the same restrictions and restraints as the Company. Increased competition could also be realized from less heavily regulated financial competitors - brokerage firms, mutual funds, consumer finance companies, insurance companies, credit card companies, and other financial service companies - that have been competitors for certain financial products for years. An additional form of increased competition banking companies should expect to encounter in the immediate future will come from these same nonbank competitors seeking to expand relationships with their customers by offering a menu of new financial products - many of which previously had pretty much been the exclusive domain of banks. Several nationally prominant insurance and investment companies chartered unitary thrift holding companies in 1997. This trend should be expected to continue in the foreseeable future. These companies will possess the capacity to match any financial product line offered by any local banking company to any desired customers via a distribution system involving far less infrastructure - and capital investment.

Matewan BancShares, Inc. and Subsidiaries

--------------------------------------------------------------------------------


Properties

The Company and the Bank maintain executive offices in Williamson, West Virginia in the Bank's main building. The Company's subsidiaries operate twenty-two offices throughout the Company's market area. Ten of these offices are owned and twelve are leased.

Legal Proceedings

Neither the Company nor any of its subsidiaries is party to any litigation other than litigation which is routine in the business of the Company or its subsidiaries, and which, if decided adversely to the Company or its subsidiaries, would materially adversely affect the condition, prospects, or assets of the Company or its subsidiaries.

Directors of Matewan BancShares, Inc
NAME                                        TITLE                         AGE
Dan R. Moore          Chairman of the Board of Directors,                  57
                      President and Chief Executive
                      Officer of Matewan BancShares, Inc.
                      and Matewan National Bank

James H. Harless      Chairman of the Board of Directors of                78
                      Gilbert Imported Hardwoods, Inc.

Frank E. Ellis M.D    Physician, Frank Ellis & Associates, Inc.            71

Lafe P. Ward          Attorney at Law, Ward & Associates,                  72
                      General Counsel for Matewan BancShares, Inc

Amos J. Hatfield      Owner, Gilbert Furniture Company                     71

George A. Kostas      Pharmacist/President                                 68
                      Aracoma Drug Company, Inc.

Sidney Young, Jr.     Mining Consultant                                    74

Betty Jo Moore        President, Superior Ford Sales and Moore Chevrolet   57

Doug Hinkle           President, Walter P. Walters Insurance Agency        63

Don Combs             Partner, Combs and Combs                             40
                      Attorneys at Law

Annual Meeting

The Annual Meeting of the Shareholders of Matewan BancShares, Inc. will be held at 11:00 a.m. on Tuesday, April 14, 1998 at the Charleston Marriott, 200 Lee Street East, Charleston, West Virginia. Shareholders of record of March 1, 1998 will be eligible to vote on matters brought before the shareholders at this time.

Stock Listing

The common stock of Matewan BancShares, Inc. trades on the NASDAQ National Market System under the symbol MATE. The Preferred Stock of the Company is listed for trading on the NASDAQ Small-Cap Market system under the symbol MATEP. The firms of Wheat First Union, Scott & Stringfellow, Ferris Baker Watts, Inc., and Herzog, Heine, Geduld, Inc. currently make a market in the Company's common stock.

Transfer Agent

Inquiries regarding shareholder records, stock transfers, changes in ownership or address, and dividend payment should be directed to the transfer agent at the following addresses:

Wachovia Bank of North Carolina, N.A.
Corporate Trust Department
P.O. Box 3001
Winston-Salem, North Carolina 27102


For shareholder correspondence and requests for transfer:

Wachovia Shareholder Services
P.O. Box 8217
Boston, Massachusetts 02266-8217

Independent Public Accountants

The independent public accountants of Matewan BancShares, Inc. are Ernst & Young LLP, Charleston, West Virginia.

Executive Offices

Matewan National Bank
Second Avenue and Vinson Street
Williamson, West Virginia 25661
(304) 235-1544

MATEWAN BANKS' LOCATIONS

MATEWAN BANCSHARES, INC.
P.O. Box 100
Williamson, WV 25661
(304) 235-1544

MATEWAN NATIONAL BANK
Matewan*                        Delbarton               Kermit*
600 Mate Street                 Helena Avenue           Eastgate Shopping Center
Matewan, WV 25678               Delbarton, WV 25670     Kermit, WV 25674
(304) 426-8221                  (304) 475-2560          (304) 393-3347

Williamson*                     Gilbert*                Logan*
Second Avenue & Vinson St.      Main Street, Rt. 52     80 Riverview Drive
Williamson, WV 25661            Gilbert, WV 25621       Logan, WV 25601
(304) 235-1544                  (304) 664-3295          (304) 752-6100

Danville*                       Pikeville Downtown*     Shelby Valley*
149 Smoot Avenue                334 Main Street         5620 Collins Highway
Danville, WV 25053              Pikeville, KY 41501     Robinson Creek, KY 41560
(304) 369-0022                  (606) 433-5500          (606) 639-4377

Ferrell's Creek*                Phelps*                 Richlands
14793 Regina/Belcher Highway    38768 Highway 194       201 Suffolk Avenue
Elkhorn City, KY 41522          Phelps, KY 41564        Richlands, VA 24641
(606) 754-5025                  (606) 456-8766          (540) 964-4099

Vansant*#                       Abingdon*#              Lebanon*#
Highway 83                      396 Towne Centre Drive  Highway 694
Vansant, VA 24656               Abingdon, VA 24210      Lebanon, VA 24266
(540) 935-7400                  (540) 623-1965          (540) 889-1330

Tazewell*                       Money Center
East Fincastle at Fourway       249 Second Avenue
Tazewell, VA 24651              Williamson, WV 25661
(open March 1998)               (304) 235-1660

MATEWAN INSURANCE AND INVESTMENTS, INC.
Money Center
249 Second Avenue
Williamson, WV 25661
(304) 235-1660

MATEWAN BANK FSB
Coal Run*                       Paintsville*            Prestonsburg*
1086 North Mayo Trail           300 North Mayo Trail    Glen Lyn Plaza
Pikeville, KY 41501             Paintsville, KY 41240   Prestonsburg, KY 41653
(606) 432-4411                  (606) 789-4045          (606) 886-0192

Goody*#                         Pikeville*#             Whitesburg*#
Thompson Plaza                  Towne & Country Plaza   99 Medical Plaza
Goody, KY 41503                 Pikeville, KY 41501     Whitesburg, KY 41858
(606) 237-7364                  (606) 432-2417          (606) 632-9470



MATEWAN VENTURE FUND

Matewan
600 Mate Street
Matewan, WV 25661
(304) 426-8221


 . Denotes 24 Hour ATM locations
# Denotes Food City Supermarket locations